

OLD MUTUAL®

Funds II

Old Mutual Funds II

SEMI-ANNUAL REPORT

September 30, 2009

Equity Funds
Old Mutual Analytic U.S. Long/Short Fund
Old Mutual Barrow Hanley Value Fund
Old Mutual Columbus Circle Technology and
    Communications Fund
Old Mutual Focused Fund
Old Mutual Growth Fund
Old Mutual Heitman REIT Fund
Old Mutual Large Cap Growth Fund
Old Mutual Strategic Small Company Fund
Old Mutual TS&W Mid-Cap Value Fund
Old Mutual TS&W Small Cap Value Fund

Fixed-Income Funds
Old Mutual Barrow Hanley Core Bond Fund
Old Mutual Cash Reserves Fund
Old Mutual Dwight High Yield Fund
Old Mutual Dwight Intermediate Fixed Income Fund
Old Mutual Dwight Short Term Fixed Income Fund

TABLE OF CONTENTS

About This Report   1

Message to Shareholders   4

Management Overview and Schedules of Investments

Equity Funds

Old Mutual Analytic U.S. Long/Short Fund
Class Z (OBDEX), Class A (OADEX), Class C (OCDEX), Institutional Class (OISLX)   5

Old Mutual Barrow Hanley Value Fund
Class Z (OBFOX), Class A (OAFOX), Class C (OCFOX), Institutional Class (OIBHX)   13

Old Mutual Columbus Circle Technology and Communications Fund
Class Z (OBTCX), Class A (OATCX), Class C (OCOMX), Institutional Class (OICTX)   18

Old Mutual Focused Fund
Class Z (OBFVX), Class A (OAFCX), Class C (OCFCX), Institutional Class (OIFCX)   23

Old Mutual Growth Fund
Class Z (OBHGX), Class A (OAHGX), Class C (OCHGX), Institutional Class (OIGHX)   28

Old Mutual Heitman REIT Fund
Class Z (OBRTX), Class A (OARTX), Class C (OCRTX), Institutional Class (OIHRX)   37

Old Mutual Large Cap Growth Fund
Class Z (OLCPX), Class A (OLGBX), Class C (OCLAX), Institutional Class (OILLX)   42

Old Mutual Strategic Small Company Fund
Class Z (OSSCX), Class A (OSSAX), Class C (OCSSX), Institutional Class (OISSX)   48

Old Mutual TS&W Mid-Cap Value Fund
Class Z (OTMZX), Class A (OTMAX), Class C (OTMCX), Institutional Class (OTMIX)   59

Old Mutual TS&W Small Cap Value Fund
Class Z (OSMVX), Class A (OACVX), Class C (OCCVX), Institutional Class (OICVX)   65

Fixed-Income Funds

Old Mutual Barrow Hanley Core Bond Fund
Institutional Class (OCBIX)   72

Old Mutual Cash Reserves Fund
Class Z (OBCXX), Class A (OCAXX), Class C (OCCXX), Institutional Class (OCIXX)   79

Old Mutual Dwight High Yield Fund
Institutional Class (ODHYX)   83

Old Mutual Dwight Intermediate Fixed Income Fund
Class Z (OBFJX), Class A (OAFJX), Class C (OCIRX), Institutional Class (OIDIX)   88

Old Mutual Dwight Short Term Fixed Income Fund
Class Z (OBCPX), Class A (OIRAX), Class C (OIRCX), Institutional Class (OIDSX)   96

TABLE OF CONTENTS — concluded

Statements of Assets & Liabilities   104

Statements of Operations   110

Statements of Changes in Net Assets   116

Statement of Cash Flows   122

Financial Highlights   123

Notes to Financial Statements   136

Proxy Voting and Portfolio Holdings   160

Fund Expenses Example   161

Board Review and Approval of Investment Management
and Sub-Advisory Agreements   164

ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in a Fund's per-share price, and the reinvestment of any dividends and capital gain distributions. If your account is set up to receive Fund dividends and distributions in cash rather than reinvest them, your actual return may differ from these figures. The Funds' performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. Please call 888-772-2888 or visit oldmutualfunds.com for performance results current to the most recent month-end.

Performance without load assumes that no front-end or contingent deferred sales charge was applied or the investment was not redeemed. Performance with load assumes that a front-end or contingent deferred sales charge was applied to the extent applicable. The Funds offer Class A, Class C, Class Z and Institutional Class shares of most Funds. Effective following the close of business on August 10, 2009, all Funds except the Old Mutual Dwight Intermediate Fixed Income Fund and Old Mutual Dwight Short Term Fixed Income Fund, no longer offered Class C shares to new investors. Class A shares have a current maximum up-front sales charge of 5.75% (4.75% for Dwight Intermediate Fixed Income Fund, 3.00% for Dwight Short Term Fixed Income Fund and none for Cash Reserves Fund) and are subject to an annual service fee of 0.25%. Class C shares are subject to aggregate annual distribution and service fees of 1.00% and will be subject to a contingent deferred sales charge of 1.00% if redeemed within the first 12 months of purchase. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

FUND DATA

This report reflects views, opinions, and Fund holdings as of September 30, 2009, the end of the report period, and these views and opinions are subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or of the Funds.

Opinions and forecasts regarding industries, companies and/or themes, and Fund composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of September 30, 2009 are included in each Fund's Schedule of Investments. There is no assurance that the securities purchased remain in a Fund or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small- and mid-cap investing, including limited product lines, less liquidity and small market share. An investment concentrated in sectors and industries may involve greater risk and volatility than a more diversified investment and the technology and real estate sectors have been among the most volatile sectors in the market. Investing in fixed income securities such as bonds involves interest rate risk. When interest rates rise, the value of fixed income securities generally decreases. High-yield bonds involve a greater risk of default and price volatility than U.S. government and other higher-quality bonds. An investment in a Fund is not a bank deposit or other obligation, or guaranteed by a depository institution. It is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Certain Funds utilize call options, short selling and derivatives as part of their investment strategy. Call options involve certain risks, such as limited gains and lack of liquidity of the underlying securities, and are not suitable for all investors. There are risks associated with short selling, including the risk that a Fund may have to cover the short position at a higher price than the short price, resulting in a loss. A Fund's loss on a short sale is potentially unlimited as a loss occurs when the value of a security sold short increases. By engaging in certain derivative strategies or investing the proceeds received from selling securities sold short, a Fund is employing leverage, which creates special risks. The use of leverage may increase the Fund's exposure to long equity positions and make any change in the Fund's net asset value greater than without the use of leverage, which could result in increased volatility of returns. Derivatives are often more volatile than other investments and may magnify a Fund's gains or losses. A Fund could be negatively affected if the change in market value of the securities fails to correlate with the value of the derivative purchased or sold.

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for comparing the Funds' performance against specific securities indexes. Each index shown accounts for both changes in security price and reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The Funds may significantly differ in holdings and composition from an index. Individuals cannot invest directly in an index.

Barclays Capital U.S. Aggregate Bond Index

The unmanaged Barclays Capital U.S. Aggregate Bond Index is a widely recognized measure of the aggregate bond market. The unmanaged index is market value-weighted inclusive of accrued interest.

Barclays Capital U.S. Corporate High-Yield Bond Index

The Barclays Capital U.S. Corporate High-Yield Bond Index is an unmanaged portfolio of corporate bonds constructed with a rules-based methodology to mirror the U.S. high yield debt market. Performance data for the index includes reinvested income.

Barclays Capital U.S. Intermediate Aggregate Bond Index

The Barclays Capital Intermediate U.S. Aggregate Bond Index is an unmanaged index of fixed-income securities with medium term durations. The unmanaged index is market-value weighted inclusive of accrued interest.

Lipper Money Market Funds Average

Funds that by portfolio practice invest in money market instruments with an average maturity of less than 6 months, including commercial paper, floating rate notes, certificates of deposit, and cash deposits. The Lipper Money Market Funds Average represents the average performance of 331 mutual funds (as of September 30, 2009) classified by Lipper, Inc. in the Money Market category.

Merrill Lynch 1-3 Year U.S. Treasuries Index

The Merrill Lynch 1-3 Year U.S. Treasuries Index is a capitalization weighted basket of all outstanding U.S. Treasury notes and bonds having between one and three years remaining term to maturity and a minimum outstanding of $1 billion.

NYSE Arca Tech 100 Index

The NYSE Arca Tech 100 Index is a price-weighted index of the top 100 U.S. technology stocks from major industries within the technology sector.

Russell 1000® Growth Index

The unmanaged Russell 1000 Growth Index measures the performance of those Russell 1000® Index companies with higher price-to-book ratios and higher forecasted growth values.

Russell 1000® Value Index

The Russell 1000 Value Index measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower expected growth values.

Russell 2000® Index

The unmanaged Russell 2000 Index is comprised of smaller cap common stocks of the 2,000 U.S. public companies next in size after the largest 1,000 publicly traded U.S. companies.

Russell 2000® Growth Index

The Russell 2000 Growth Index measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth rates.

Russell 2000® Value Index

The unmanaged Russell 2000 Value Index measures the performance of those Russell 2000 Index companies with lower price-to-book ratios and lower forecasted growth values.

Russell Midcap® Growth Index

The unmanaged Russell Midcap Growth Index consists of stocks from the Russell Midcap® Index with a greater than average growth orientation.

Russell Midcap® Value Index

Russell Midcap Value Index measures the performance of those Russell Midcap companies with lower price-to-book ratios and lower forecasted growth values. The stocks are also members of the Russell 1000 Value Index.

Standard & Poor's 500 Index

The unmanaged Standard & Poor's 500 ("S&P 500") Index is a market value-weighted index that measures the performance of large-cap common stocks across all major industries.

Standard & Poor's MidCap 400 Index

The unmanaged Standard & Poor's MidCap 400 ("S&P MidCap 400") Index is a widely recognized mid-cap index of 400 domestic mid-cap stocks chosen for their market capitalization, liquidity, and industry group representations.

Wilshire U.S. Real Estate Securities Index

The unmanaged Wilshire U.S. Real Estate Securities Index is a market weighted capitalization index of publicly traded real estate securities, including real estate investment trusts, real estate operating companies, and partnerships. This index is float adjusted.

Index returns and statistical data included in this report are provided by Bloomberg and Factset.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

The stock market maintained an upward trajectory throughout the six-month period ending September 30, 2009, providing much needed relief for equity investors as stocks rallied across the board and helped to mend some of the losses from prior periods. Stocks considered most economically sensitive, and those that had suffered significantly during the worst of the credit crisis, significantly rebounded. During the period, all capitalization segments of stocks recorded positive returns and value stocks outperformed growth stocks. U.S. stocks, as measured by the S&P 500 Index, were up 34.02% for the six-month period ended September 30, 2009. Fixed income market conditions also improved this period, as virtually every sector of the bond markets produced generous returns as long-term interest rates fell and credit spreads continued to become tighter.

Much of the market rally was due in part to recent economic and financial news, including reports of massive government intervention in the U.S. economy that led to a gradual easing of the recession's grip. Although unemployment continued to climb closer to 10% during the period, declines in the housing market began to slow, and even stabilize, in certain areas. Credit markets began to thaw as several large banks and brokerage firms tapped the capital markets. Confidence seemed to be on the rise, and most observers were cautiously optimistic about a gradual improvement in consumption outlays and economic prosperity.

Many of the sub-advisers to the Old Mutual Funds II portfolios believe that the economy appears to be near or in the early stages of a recovery, though areas of concern remain. These include continued high unemployment rates and a still-crippled housing market, both of which may contribute to headwinds in the face of a recovery. However, the sub-advisers are encouraged by the strengthening manufacturing segment of the economy, and believe that the strongest indicator of growth to come resides in the improving corporate earnings.

As always, we are grateful for your support and will continue to work diligently to enhance your experience as an investor in the Old Mutual Funds II portfolios. Please do not hesitate to contact us if there is anything we can do to better serve you. Feel free to contact me directly at President@oldmutualcapital.com, or please see the back cover of this report for other contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Funds II

OLD MUTUAL ANALYTIC U.S. LONG/SHORT FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Analytic Investors, LLC

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended September 30, 2009, the Old Mutual Analytic U.S. Long/Short Fund (the "Fund") underperformed its benchmark, the S&P 500 Index (the "Index"). The Fund's Class Z shares posted a 27.52% return versus a 34.02% return for the Index. Performance for all share classes can be found on page 7.

Q. What investment environment did the Fund face during the past period?

A. The stock market rebounded significantly during the six-month period ended September 30, 2009, with 15% of the return coming during the last three months of the period. Signs that the recession may be ending drove investor optimism. At the beginning of the period, the credit markets improved and volatility levels fell, which led investors to bid up equity prices. At the end of the period, investor optimism soared when 73% of all companies in the Index beat earnings expectations. During the period, investors favored stocks with high betas, low momentum, and lower quality, possible signs that the market may be on its way out of its downturn as investors have historically tended to favor such stocks in the final months of a recession.

Q. Which market factors influenced the Fund's relative performance?

A. The investment process utilized by Analytic Investors, LLC ("Analytic"), the Fund's sub-adviser, is based on the premise that investor behavior changes, but changes slowly, and is fairly persistent from month to month. Thus, market inconsistency during the period presented a challenging environment for Analytic to add value. Holdings in companies with attractive asset utilization and above-average sales to price ratios contributed positively to the Fund's performance as these characteristics were favored by investors during the period. However, holdings in companies with above-average interest coverage and return on equity detracted from the Fund's performance as these characteristics were not favored by investors during the period. The Fund's de-emphasis on companies with attractive price momentum and volatility, as measured through sales per share, contributed positively to the Fund's performance as investors did not favor these measures during the period. The Fund's de-emphasis on companies with high financial leverage and trading volume detracted from the Fund's performance as these characteristics were favored by investors during the period.

Q. How did portfolio composition affect Fund performance?

A. Stock selection in the utilities, materials, and health care sectors contributed positively to the Fund's performance, while stock selection in the financials, energy, and information technology sectors detracted from the Fund's performance.

Long positions in Ashland (no longer a Fund holding), Microsoft, and Occidental Petroleum contributed positively to the Fund's performance. Ashland, a chemical company, saw its share price rise when it announced that earnings should be better than expected and analysts upgraded its stock. Microsoft, a software company, saw its stock price rise as the stock market bounced back and rewarded well run companies with strong balance sheets. International oil and gas company, Occidental Petroleum, benefited from a discovery in California of natural gas that looked inexpensive to extract due to its geological layout. The company expected costs at the site to be below average.

Performance Highlights

- *For the six-month period ended September 30, 2009, the Old Mutual Analytic U.S. Long/Short Fund (the "Fund") underperformed its benchmark, the S&P 500 Index (the "Index"). The Fund's Class Z shares posted a 27.52% return versus a 34.02% return for the Index.*

- *Stock selection in the utilities, materials, and health care sectors contributed positively to the Fund's performance, while stock selection in the financials, energy, and information technology sectors detracted from the Fund's performance.*

- *Long positions in Ashland (no longer a Fund holding), Microsoft, and Occidental Petroleum contributed positively to the Fund's performance.*

- *Short positions in Century Aluminum (no longer a Fund holding), Plains Exploration & Production, and Hartford Financial Services Group (no longer a Fund holding) detracted from Fund performance.*

Analytic U.S. Long/Short Fund

Management Overview (Unaudited)

Sub-Adviser: Analytic Investors, LLC

Top Ten Holdings as of September 30, 2009	
Chevron	4.6%
Exxon Mobil	3.8%
Comcast, Cl A	3.7%
Intel	3.6%
Occidental Petroleum	3.5%
Amgen	3.1%
AmerisourceBergen	3.0%
Corning	2.9%
NRG Energy	2.6%
T Rowe Price Group	2.5%
As a % of Total Fund Investments*	33.3%

* Top ten holdings are all long positions.

On the other side of the equation, short positions in Century Aluminum (no longer a Fund holding), Plains Exploration & Production, and Hartford Financial Services Group (no longer a Fund holding) detracted from Fund performance. Aluminum producer Century Aluminum, saw its stock price rise as profits rose with aluminum prices. Plains Exploration & Production, an oil and gas company, saw its stock price rise when its production volumes increased. Life insurer Hartford Financial Services Group, saw its stock price rise when it reported earnings that beat analysts' expectations.

Q. What is the investment outlook for the U.S. equity market?

A. Analytic intends to continue to emphasize stocks with attractive historical earnings to price ratios and asset utilization. Analytic also intends to focus on select companies with above average profit margins, while de-emphasizing companies with higher than average volatility, as measured through sales per share. Analytic further anticipates continuing to move away from companies with high six-month returns and above average volatility, as measured through cash flow per share.

Analytic's process is based on the fundamental belief that there is consistency in the types of characteristics investors prefer. If this belief holds going forward, Analytic believes the Fund could benefit from being properly positioned toward stocks with characteristics that have been historically favored by investors.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of September 30, 2009

	Inception Date	6 Month Return	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z*	07/01/93	27.52%	(11.41)%	1.10%	(0.62)%	7.36%
Class A with load	07/31/03	20.15%	(16.73)%	(0.35)%	n/a	1.59%
Class A without load	07/31/03	27.41%	(11.62)%	0.83%	n/a	2.58%
Class C with load	07/31/03	25.88%	(13.08)%	0.10%	n/a	1.82%
Class C without load	07/31/03	26.88%	(12.20)%	0.10%	n/a	1.82%
Institutional Class	12/20/06[1]	27.61%	(11.22)%	n/a	n/a	(9.87)%
S&P 500 Index	07/01/93	34.02%	(6.91)%	1.02%	(0.15)%	7.44%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

* Data prior to January 11, 2002 includes performance of a predecessor fund. The predecessor fund was managed by Analytic Investors, LLC and had investment goals, strategies and policies that were substantially similar to the Fund.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Prior to February 2006, the Fund did not take short positions as part of its main investment strategies and the Fund's performance prior to February 2006 may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C and Institutional Class shares (as reported in the July 29, 2009 prospectuses) are 1.70% and 1.84%; 2.60% and 2.04%; 3.24% and 2.79%; and 1.72% and 1.61%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 1999 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of September 30, 2009 — % of Total Fund Investments



Schedule of Investments

Description	Shares	Value (000)
Common Stock — 116.7%		
Aerospace/Defense — 5.0%		
General Dynamics (C)	49,170	$ 3,176
Lockheed Martin (C)	57,446	4,485
Raytheon	24,267	1,164
Total Aerospace/Defense		8,825
Agricultural Chemicals — 0.1%		
CF Industries Holdings	1,023	88
Total Agricultural Chemicals		88
Airlines — 1.9%		
Southwest Airlines	339,482	3,259
Total Airlines		3,259
Applications Software — 0.6%		
Microsoft (C)	39,880	1,032
Total Applications Software		1,032
Auto-Cars/Light Trucks — 0.9%		
Ford Motor*	213,163	1,537
Total Auto-Cars/Light Trucks		1,537
Beverages-Non-Alcoholic — 0.1%		
Pepsi Bottling Group	2,888	105
Total Beverages-Non-Alcoholic		105
Building-Mobile Home/Manufactured Housing — 0.1%		
Thor Industries	3,218	100
Total Building-Mobile Home/Manufactured Housing		100
Cable/Satellite TV — 5.0%		
Comcast, Cl A (C)	462,098	7,805
DIRECTV Group*	8,218	227
DISH Network, Cl A*	41,246	794
Total Cable/Satellite TV		8,826
Cellular Telecommunications — 0.3%		
NII Holdings, Cl B*	18,961	568
Total Cellular Telecommunications		568
Chemicals-Diversified — 1.3%		
Dow Chemical	58,452	1,524
E.I. du Pont de Nemours	4,574	147
FMC	11,673	657
Total Chemicals-Diversified		2,328
Chemicals-Specialty — 0.3%		
Cabot	13,241	306
Eastman Chemical	4,979	267
Total Chemicals-Specialty		573

Description	Shares	Value (000)
Commercial Banks-Western US — 0.2%		
Bank of Hawaii	6,660	$ 277
Total Commercial Banks-Western US		277
Commercial Services-Finance — 1.1%		
Visa, Cl A (C)	27,525	1,902
Total Commercial Services-Finance		1,902
Computer Services — 1.0%		
Computer Sciences*	32,110	1,692
Total Computer Services		1,692
Computers — 1.9%		
Dell*	85,929	1,311
Hewlett-Packard (C)	11,526	544
International Business Machines	11,419	1,366
Sun Microsystems*	13,819	126
Total Computers		3,347
Computers-Integrated Systems — 0.1%		
NCR*	6,343	88
Total Computers-Integrated Systems		88
Containers-Paper/Plastic — 0.1%		
Sonoco Products	4,418	122
Total Containers-Paper/Plastic		122
Cosmetics & Toiletries — 0.4%		
Estee Lauder, Cl A	15,488	574
Procter & Gamble	2,442	141
Total Cosmetics & Toiletries		715
Distribution/Wholesale — 1.5%		
Ingram Micro, Cl A*	9,265	156
Tech Data*	61,658	2,566
Total Distribution/Wholesale		2,722
Diversified Banking Institution — 0.4%		
Bank of America	41,763	707
Total Diversified Banking Institution		707
Diversified Manufacturing Operations — 0.5%		
Harsco	26,259	930
Illinois Tool Works	799	34
Total Diversified Manufacturing Operations		964
E-Commerce/Services — 2.5%		
eBay*	184,501	4,356
Total E-Commerce/Services		4,356
Electric-Integrated — 0.7%		
PPL	41,988	1,274
Total Electric-Integrated		1,274

Description	Shares	Value (000)
Electronic Components-Semiconductors — 7.2%		
Intel	385,020	$ 7,535
Texas Instruments (C)	218,375	5,173
Total Electronic Components-Semiconductors		12,708
Engineering/R&D Services — 4.3%		
Fluor (C)	72,542	3,689
KBR (C)	165,642	3,858
Total Engineering/R&D Services		7,547
Entertainment Software — 2.5%		
Electronic Arts*	230,751	4,396
Total Entertainment Software		4,396
Fiduciary Banks — 5.3%		
Bank of New York Mellon (C)	156,598	4,540
Northern Trust (C)	82,260	4,784
Total Fiduciary Banks		9,324
Finance-Credit Card — 3.7%		
American Express	107,102	3,631
Discover Financial Services	176,680	2,868
Total Finance-Credit Card		6,499
Finance-Investment Banker/Broker — 0.0%		
Charles Schwab	1	—
Total Finance-Investment Banker/Broker		—
Food-Meat Products — 2.8%		
Tyson Foods, Cl A (C)	391,428	4,944
Total Food-Meat Products		4,944
Food-Miscellaneous/Diversified — 1.6%		
Sara Lee	250,012	2,785
Total Food-Miscellaneous/Diversified		2,785
Food-Wholesale/Distribution — 2.3%		
Sysco (C)	164,475	4,087
Total Food-Wholesale/Distribution		4,087
Gas-Distribution — 0.2%		
Energen	9,275	400
Total Gas-Distribution		400
Independent Power Producer — 3.1%		
NRG Energy*	195,133	5,501
Total Independent Power Producer		5,501
Investment Management/Advisory Services — 3.8%		
Franklin Resources	14,036	1,412
T Rowe Price Group	116,040	5,303
Total Investment Management/Advisory Services		6,715

Description	Shares	Value (000)
Life/Health Insurance — 0.6%		
Torchmark	12,566	$ 546
Unum Group	24,535	526
Total Life/Health Insurance		1,072
Machinery-Farm — 1.9%		
AGCO* (C)	120,338	3,325
Total Machinery-Farm		3,325
Medical Products — 3.3%		
Johnson & Johnson (C)	30,060	1,830
Stryker (C)	67,065	3,047
Zimmer Holdings*	17,668	944
Total Medical Products		5,821
Medical-Biomedical/Genetic — 5.8%		
Amgen*	108,631	6,543
Biogen Idec*	72,147	3,645
Total Medical-Biomedical/Genetic		10,188
Medical-Drugs — 3.2%		
Forest Laboratories*	7,158	211
Merck	39,031	1,234
Pfizer	123,358	2,042
Schering-Plough	30,142	851
Wyeth	24,685	1,199
Total Medical-Drugs		5,537
Medical-HMO — 0.2%		
Coventry Health Care*	1	—
Humana*	7,794	291
Total Medical-HMO		291
Medical-Hospitals — 0.7%		
Tenet Healthcare*	197,775	1,163
Total Medical-Hospitals		1,163
Medical-Wholesale Drug Distributors — 5.1%		
AmerisourceBergen (C)	278,304	6,228
Cardinal Health	6,143	165
McKesson (C)	41,739	2,486
Total Medical-Wholesale Drug Distributors		8,879
Multimedia — 0.3%		
Walt Disney	20,006	549
Total Multimedia		549
Oil Companies-Exploration & Production — 4.2%		
Occidental Petroleum (C)	93,211	7,308
Total Oil Companies-Exploration & Production		7,308

Schedule of Investments

Description	Shares	Value (000)
Oil Companies-Integrated — 13.3%		
Chevron (C)	137,502	$ 9,684
ConocoPhillips	15,747	711
Exxon Mobil	114,561	7,860
Hess	42,593	2,277
Murphy Oil	48,192	2,774
Total Oil Companies-Integrated		23,306
Oil-Field Services — 0.1%		
BJ Services	5,652	110
Total Oil-Field Services		110
Paper & Related Products — 0.1%		
International Paper	5,942	132
Total Paper & Related Products		132
Retail-Discount — 1.3%		
Big Lots*	18,386	460
Costco Wholesale (C)	33,299	1,880
Total Retail-Discount		2,340
Retail-Drug Store — 1.1%		
Walgreen (C)	49,650	1,860
Total Retail-Drug Store		1,860
Retail-Mail Order — 0.4%		
Williams-Sonoma	34,984	708
Total Retail-Mail Order		708
S&L/Thrifts-Eastern US — 0.1%		
Hudson City Bancorp	14,004	184
Total S&L/Thrifts-Eastern US		184
Super-Regional Banks-US — 2.0%		
US Bancorp (C)	162,741	3,557
Total Super-Regional Banks-US		3,557
Telecommunications Equipment-Fiber Optics — 3.4%		
Corning	390,351	5,976
Total Telecommunications Equipment-Fiber Optics		5,976
Telephone-Integrated — 4.1%		
AT&T (C)	146,836	3,966
Sprint Nextel* (C)	798,883	3,156
Total Telephone-Integrated		7,122
Tobacco — 1.4%		
Philip Morris International	50,436	2,458
Total Tobacco		2,458

Description	Shares/Face Amount (000)	Value (000)
Wireless Equipment — 1.3%		
Motorola (C)	272,837	$ 2,344
Total Wireless Equipment		2,344
Total Common Stock (Cost $169,155)		204,543
U.S. Treasury Obligations — 0.5%		
United States Treasury Bill (B) 0.184%, 05/06/2010	$ 850	849
Total U.S. Treasury Obligations (Cost $848)		849
Money Market Fund — 2.2%		
Dreyfus Cash Management Fund, Institutional Class, 0.182% (A)	3,771,626	3,772
Total Money Market Fund (Cost $3,772)		3,772
Total Investments — 119.4% (Cost $173,775)		209,164
Securities Sold Short — (19.4)%		
Advertising Sales — (0.4)%		
Clear Channel Outdoor Holdings, Cl A*	(112,103)	(785)
Total Advertising Sales		(785)
Broadcast Services/Programming — (1.5)%		
Liberty Media — Capital, Ser A*	(123,974)	(2,594)
Total Broadcast Services/Programming		(2,594)
Building & Construction Products-Miscellaneous — (0.3)%		
Owens Corning*	(23,222)	(521)
Total Building & Construction Products-Miscellaneous		(521)
Building-Residential/Commercial — (0.4)%		
Toll Brothers*	(39,363)	(769)
Total Building-Residential/Commercial		(769)
Commercial Banks-Central US — (0.1)%		
Marshall & Ilsley	(20,944)	(169)
Total Commercial Banks-Central US		(169)
Electronic Components-Semiconductors — (1.3)%		
Rambus*	(132,693)	(2,309)
Total Electronic Components-Semiconductors		(2,309)
Finance-Consumer Loans — (0.6)%		
SLM*	(130,371)	(1,137)
Total Finance-Consumer Loans		(1,137)
Investment Management/Advisory Services — (0.2)%		
Legg Mason	(11,374)	(353)
Total Investment Management/Advisory Services		(353)

Description	Shares	Value (000)
Medical-Biomedical/Genetic — (2.1)%		
Dendreon*	(41,101)	$ (1,150)
Vertex Pharmaceuticals*	(68,312)	(2,589)
Total Medical-Biomedical/Genetic		(3,739)
Medical-Drugs — (1.2)%		
King Pharmaceuticals*	(195,875)	(2,110)
Total Medical-Drugs		(2,110)
Oil Companies-Exploration & Production — (2.8)%		
Plains Exploration & Production*	(98,958)	(2,737)
Quicksilver Resources*	(98,012)	(1,391)
SandRidge Energy*	(55,324)	(717)
Total Oil Companies-Exploration & Production		(4,845)
Oil-Field Services — (0.2)%		
Exterran Holdings*	(15,836)	(376)
Total Oil-Field Services		(376)
Pipelines — (1.7)%		
El Paso	(282,278)	(2,913)
Total Pipelines		(2,913)
Property/Casualty Insurance — (0.1)%		
OneBeacon Insurance Group, Cl A	(12,983)	(178)
Total Property/Casualty Insurance		(178)
Real Estate Management/Services — (0.9)%		
CB Richard Ellis Group, Cl A*	(137,363)	(1,613)
Total Real Estate Management/Services		(1,613)
Semiconductor Components-Integrated Circuits — (1.4)%		
Cypress Semiconductor*	(230,172)	(2,378)
Total Semiconductor Components-Integrated Circuits		(2,378)
Super-Regional Banks-US — (0.3)%		
Huntington Bancshares	(126,838)	(597)
Total Super-Regional Banks-US		(597)
Telecommunications Equipment-Fiber Optics — (1.1)%		
Ciena*	(114,312)	(1,861)
Total Telecommunications Equipment-Fiber Optics		(1,861)
Transport-Marine — (0.9)%		
Teekay	(69,417)	(1,518)
Total Transport-Marine		(1,518)
Wireless Equipment — (0.6)%		
SBA Communications, Cl A*	(38,240)	(1,034)
Total Wireless Equipment		(1,034)

Description	Shares	Value (000)
X-Ray Equipment — (1.3)%		
Hologic*	(135,880)	$ (2,220)
Total X-Ray Equipment		(2,220)
Total Securities Sold Short (Proceeds received $(28,364))		(34,019)
Other Assets and Liabilities, Net — 0.0%		99
Total Net Assets — 100.0%		$ 175,244

The Fund had the following futures contracts open as of September 30, 2009:

Contract Description	Number of Contracts	Contract Value (000)	Expiration Date	Unrealized Appreciation (000)[1]
S&P 500 EMINI Index - Long	97	$5,107	12/18/09	$21
				$21

[1] The amount represents the fair value of derivative instruments subject to the equity price risk exposure as of September 30, 2009. The effects of this derivative instrument on the Fund's financial position are shown on the Statement of Assets and Liabilities as Variation Margin Receivable on Futures Contracts and Variation Margin Payable on Futures Contracts. The table above represents the cumulative appreciation/depreciation of futures contracts and only the current day's variation margin is reported on the Statement of Assets and Liabilities. The realized gain/(loss) and the change in unrealized appreciation/(depreciation) effecting the Statements of Operations for the six-month period ended September 30, 2009 is $1,509 (000) and $155 (000), respectively. No other risk exposure categories of futures contracts were held during the semi-annual period ended September 30, 2009. Refer to Note 2 in the Notes to Financial Statements for further discussion about the risks and objectives for utilizing derivative instruments.

For descriptions of abbreviations and footnotes, please refer to page 103.

OLD MUTUAL ANALYTIC U.S. LONG/SHORT FUND — concluded

SCHEDULE OF INVESTMENTS

As of September 30, 2009 (Unaudited)

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of September 30, 2009 in valuing the fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$204,543	$ —	$—	$204,543
U.S. Treasury Obligations	—	849	—	849
Money Market Fund	3,772	—	—	3,772
Securities Sold Short				
Securities Sold Short	(34,019)	—	—	(34,019)
Other Financial Instruments				
Futures Contracts*	21*	—	—	21
Total Investments	$174,317	$ 849	$—	$175,166

* Futures Contracts are not reflected in the Schedule of Investments and are valued at the unrealized appreciation/depreciation of the instrument.

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL BARROW HANLEY VALUE FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Barrow, Hanley, Mewhinney & Strauss, Inc.

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended September 30, 2009, the Old Mutual Barrow Hanley Value Fund (the "Fund") slightly underperformed its benchmark, the Russell 1000 Value Index (the "Index"). The Fund's Class Z shares posted a 37.55% return versus a 37.99% return for the Index and a 34.02% return for the S&P 500 Index. Performance for all share classes can be found on page 15.

Q. What investment environment did the Fund face during the past period?

A. The six-month period ended September 30, 2009 was dramatically different from the previous period. The stock market experienced a sharp reversal from its prior downward momentum and there seemed to be disbelief in the powerful improvement. Cash holdings in money market funds and short-term U.S. Treasuries were at near-record levels.

Q. Which market factors influenced the Fund's relative performance?

A. Holdings in financial stocks were performance leaders during the period, while holdings in the health care sector were performance detractors during the period as debates continued in Congress over proposed changes to the U.S. health care system. On the fundamental side, companies with stressed financial situations were able to sell new equity to offset upcoming debt maturities and some of the losses realized in 2008.

Q. How did portfolio composition affect Fund performance?

A. Stock selection in the financials, consumer discretionary, consumer staples, and energy sectors contributed positively to the Fund's performance, while stock selection and weighting in the health care and information technology sectors detracted from the Fund's performance.

Among the individual stocks that were top performers during the period were Wyndham Worldwide, XL Capital, and CBS. All of these companies were selling below book value and at a low price to earnings ratio on depressed earnings at the beginning of the period. With the improvement in market conditions, these positions rebounded, contributing to the return of the Fund.

On the other side of the equation, Exelon (no longer a Fund holding), AT&T, and Verizon Communications were underperformers during the period. Barrow, Hanley, Mewhinney & Strauss, Inc. ("Barrow Hanley"), the Fund's sub-adviser, points out that while these companies were underperformers for the period, they provided stability and dividend yield to the Fund.

Performance Highlights

- *For the six-month period ended September 30, 2009, the Old Mutual Barrow Hanley Value Fund (the "Fund") slightly underperformed its benchmark, the Russell 1000 Value Index (the "Index"). The Fund's Class Z shares posted a 37.55% return versus a 37.99% return for the Index and a 34.02% return for the S&P 500 Index.*

- *Stock selection in the financials, consumer discretionary, consumer staples, and energy sectors contributed positively to the Fund's performance, while stock selection and weighting in the health care and information technology sectors detracted from the Fund's performance.*

- *Among the individual stocks that were top performers during the period were Wyndham Worldwide, XL Capital, and CBS.*

- *Exelon (no longer a Fund holding), AT&T, and Verizon Communications were underperformers during the period.*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Barrow, Hanley, Mewhinney & Strauss, Inc.

Top Ten Holdings
as of September 30, 2009*

Philip Morris International	3.3%
Hewlett-Packard	3.1%
Occidental Petroleum	3.0%
Wells Fargo	2.9%
International Business Machines	2.9%
JPMorgan Chase	2.9%
Microsoft	2.8%
Imperial Tobacco Group ADR	2.8%
Bristol-Myers Squibb	2.7%
Wyeth	2.7%
As a % of Total Fund Investments	29.1%

* Excludes short-term money market fund.

Q. **What is the investment outlook for the large-cap value equity market?**

A. Barrow Hanley believes that equity markets may continue to improve during the next year as long as earnings recover. Barrow Hanley has concerns about investments with commodity price vulnerability as it believes the level of speculation, often dollar-related, is a concern.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of September 30, 2009

	Inception Date	6 Month Return	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z*	09/10/98	37.55%	(5.20)%	(0.94)%	5.19%	6.14%
Class A with load	07/31/03	29.36%	(10.88)%	(2.35)%	n/a	(0.06)%
Class A without load	07/31/03	37.12%	(5.43)%	(1.19)%	n/a	0.90%
Class C with load	07/31/03	35.64%	(7.06)%	(1.95)%	n/a	0.14%
Class C without load	07/31/03	36.64%	(6.14)%	(1.95)%	n/a	0.14%
Institutional Class	12/20/06[1]	37.43%	(4.94)%	n/a	n/a	(9.19)%
Russell 1000 Value Index[2]	09/10/98	37.99%	(10.62)%	0.90%	2.59%	4.36%
S&P 500 Index[2]	09/10/98	34.02%	(6.91)%	1.02%	(0.15)%	2.45%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

* Data prior to December 14, 2001 includes performance of a predecessor fund, whose inception date was September 10, 1998. The predecessor fund had investment goals, strategies and policies that were substantially similar to the Fund.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

[2] The Fund changed its performance benchmark from the S&P 500 Index to the Russell 1000 Value Index as the Russell 1000 Value Index better reflects the Fund's investment strategy.

Prior to January 1, 2006, the Fund was managed by an investment manager different than the Fund's current adviser and sub-adviser and the Fund's performance prior to January 1, 2006 may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C and Institutional Class shares (as reported in the July 29, 2009 prospectuses) are 1.13% and 0.96%; 2.14% and 1.21%; 3.34% and 1.96%; and 0.93% and 0.86%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 1999 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of September 30, 2009 — % of Total Fund Investments



15

OLD MUTUAL BARROW HANLEY VALUE FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2009 (UNAUDITED)

Description	Shares	Value (000)
Common Stock — 93.8%		
Aerospace/Defense — 2.6%		
Raytheon	77,700	$ 3,727
Total Aerospace/Defense		3,727
Applications Software — 2.8%		
Microsoft	157,500	4,078
Total Applications Software		4,078
Beverages-Wine/Spirits — 2.4%		
Diageo ADR	57,372	3,528
Total Beverages-Wine/Spirits		3,528
Chemicals-Diversified — 1.6%		
E.I. du Pont de Nemours	72,500	2,330
Total Chemicals-Diversified		2,330
Computers — 6.0%		
Hewlett-Packard	94,803	4,476
International Business Machines	34,550	4,133
Total Computers		8,609
Cruise Lines — 2.4%		
Carnival	104,358	3,473
Total Cruise Lines		3,473
Diversified Banking Institution — 4.7%		
Bank of America	153,663	2,600
JPMorgan Chase	93,857	4,113
Total Diversified Banking Institution		6,713
Diversified Manufacturing Operations — 12.1%		
Cooper Industries, Cl A ADR	98,500	3,701
General Electric	212,930	3,496
Honeywell International	98,538	3,661
Illinois Tool Works	80,355	3,432
ITT	61,500	3,207
Total Diversified Manufacturing Operations		17,497
Electric-Integrated — 5.3%		
Constellation Energy Group	58,300	1,887
Dominion Resources	61,824	2,133
Duke Energy	183,820	2,893
Entergy	9,300	743
Total Electric-Integrated		7,656
Electronic Components-Semiconductors — 2.4%		
Intel	178,800	3,499
Total Electronic Components-Semiconductors		3,499

Description	Shares	Value (000)
Finance-Consumer Loans — 0.8%		
SLM*	138,088	$ 1,204
Total Finance-Consumer Loans		1,204
Finance-Credit Card — 2.4%		
American Express	100,562	3,409
Total Finance-Credit Card		3,409
Funeral Services & Related Items — 0.9%		
Service Corp International	178,200	1,249
Total Funeral Services & Related Items		1,249
Gas-Distribution — 1.1%		
Centerpoint Energy	131,900	1,639
Total Gas-Distribution		1,639
Hotels & Motels — 1.5%		
Wyndham Worldwide	129,987	2,121
Total Hotels & Motels		2,121
Medical Labs & Testing Services — 2.4%		
Quest Diagnostics	65,344	3,410
Total Medical Labs & Testing Services		3,410
Medical Products — 0.8%		
Baxter International	20,558	1,172
Total Medical Products		1,172
Medical-Drugs — 7.3%		
Bristol-Myers Squibb	176,001	3,964
Pfizer	164,683	2,725
Wyeth	79,717	3,873
Total Medical-Drugs		10,562
Medical-HMO — 1.3%		
WellPoint*	40,312	1,909
Total Medical-HMO		1,909
Medical-Wholesale Drug Distributors — 1.6%		
Cardinal Health	88,700	2,377
Total Medical-Wholesale Drug Distributors		2,377
Multi-line Insurance — 1.0%		
XL Capital, Cl A	78,461	1,370
Total Multi-line Insurance		1,370
Oil Companies-Exploration & Production — 3.0%		
Occidental Petroleum	54,422	4,267
Total Oil Companies-Exploration & Production		4,267

Description	Shares	Value (000)
Oil Companies-Integrated — 3.8%		
BP ADR	51,100	$ 2,720
ConocoPhillips	61,095	2,759
Total Oil Companies-Integrated		5,479
Pipelines — 2.5%		
Spectra Energy	190,272	3,604
Total Pipelines		3,604
Super-Regional Banks-US — 6.6%		
Capital One Financial	58,540	2,092
PNC Financial Services Group	67,236	3,267
Wells Fargo	147,615	4,160
Total Super-Regional Banks-US		9,519
Telecommunications Services — 0.0%		
Fairpoint Communications	2,687	1
Total Telecommunications Services		1
Telephone-Integrated — 1.9%		
AT&T	51,914	1,402
Verizon Communications	45,758	1,385
Total Telephone-Integrated		2,787
Television — 0.5%		
CBS, Cl B	65,400	788
Total Television		788
Tobacco — 7.2%		
Altria Group	90,032	1,603
Imperial Tobacco Group ADR	68,747	4,055
Philip Morris International	98,000	4,777
Total Tobacco		10,435
Tools-Hand Held — 2.2%		
Stanley Works	74,411	3,177
Total Tools-Hand Held		3,177
Wireless Equipment — 2.7%		
Nokia ADR	264,224	3,863
Total Wireless Equipment		3,863
Total Common Stock (Cost $139,981)		135,452

Description	Shares	Value (000)
Money Market Fund — 6.0%		
Dreyfus Cash Management Fund, Institutional Class, 0.182% (A)	8,583,978	$ 8,584
Total Money Market Fund (Cost $8,584)		8,584
Total Investments — 99.8% (Cost $148,565)		144,036
Other Assets and Liabilities, Net — 0.2%		306
Total Net Assets — 100.0%		$ 144,342

For descriptions of abbreviations and footnotes, please refer to page 103.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of September 30, 2009 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$135,452	$—	$—	$135,452
Money Market Fund	8,584	—	—	8,584
Total Investments	$144,036	$—	$—	$144,036

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

Old Mutual Columbus Circle Technology and Communications Fund

Management Overview (Unaudited)

Sub-Adviser: Columbus Circle Investors

Performance Highlights

- *For the six-month period ended September 30, 2009, the Old Mutual Columbus Circle Technology and Communications Fund (the "Fund") outperformed its benchmark, the NYSE Arca Tech 100 Index (the "Index"). The Fund's Class Z shares posted a 43.59% return versus a 35.49% return for the Index.*

- *The Fund's exposure to secular themes and emerging markets enabled it to outperform its Index during the period. In addition, the Fund's exposure to semiconductor stocks early in the period, followed by a reduction to the same stocks late in the period, contributed to performance.*

- *Stocks that contributed to the Fund's performance during the period included Apple, STEC (no longer a Fund holding), and Baidu.*

- *Yingli Green Energy Holding (no longer a Fund holding), VeriSign (no longer a Fund holding), and Myriad Genetics (no longer a Fund holding) detracted from the Fund's performance.*

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended September 30, 2009, the Old Mutual Columbus Circle Technology and Communications Fund (the "Fund") outperformed its benchmark, the NYSE Arca Tech 100 Index (the "Index"). The Fund's Class Z shares posted a 43.59% return versus a 35.49% return for the Index. Performance for all share classes can be found on page 20.

Q. What investment environment did the Fund face during the past period?

A. Technology stocks surged during the six-month period ended September 30, 2009 due to improved economic conditions worldwide. China and other emerging markets continued to produce robust growth, the U.S. economy gained modest traction, and the European economy began to stabilize. Manufacturing demand increased to support inventory replenishment from below average levels across most end markets, helping the technology sector post positive returns. Corporations appeared to be more optimistic about the future, however, their commitment to increased spending and investment remained muted. Investors looked for signs to determine whether the upturn was due to inventory restocking or whether a synchronized global upturn might be occurring.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund's exposure to secular themes and emerging markets enabled it to outperform its Index during the period. In addition, the Fund's exposure to semiconductor stocks early in the period, followed by a reduction to the same stocks late in the period, contributed to performance.

Q. How did portfolio composition affect Fund performance?

A. The Fund's concentrated nature makes it best to discuss performance in terms of individual holdings rather than sector themes. Stocks that contributed to the Fund's performance during the period included Apple, STEC (no longer a Fund holding), and Baidu. On the other side of the equation, Yingli Green Energy Holding (no longer a Fund holding), VeriSign (no longer a Fund holding), and Myriad Genetics (no longer a Fund holding) detracted from the Fund's performance.

Apple, a consumer focused technology company, benefited primarily from continued strength in its high growth iPhone franchise. The company announced a deal with China Unicom to launch iPhone handsets in the highly populated China market and also benefited from early success in its latest generation iPhone product launched in June 2009. In addition, the company's profitability continued to exceed expectations based on its innovative efforts, enabling it to realize premium product prices and leverage from stable component costs.

STEC, a supplier of solid state disk modules ("SSDs"), benefited as enterprise SSD adoption continued to accelerate, yielding stronger than expected revenue growth. Stronger SSD sales improved STEC's margin profile and earnings power. Given heightened expectations, lack of material near-term catalysts, and evidence of increasing competition, Columbus Circle Investors ("Columbus Circle"), the Fund's sub-adviser, sold the position.

Baidu, the leading search engine in China, exceeded expectations as the company saw a healthy increase in user traffic and online marketing spending. Baidu continued to benefit from an improving Chinese economy as a result of the aggressive fiscal stimulus package put forth by the Chinese government, and the company believes that it is now seeing the return of a more normal advertising environment in China. Columbus Circle remains positive on Baidu because it believes the search engine market is still in the early stage with significant growth potential ahead.

Yingli Green Energy Holding, one of the largest vertically integrated solar companies in China, detracted from performance when it announced that its shipments were tracking below expectations while assumptions of average selling price stabilization were too optimistic due to oversupply. Columbus Circle exited the position.

VeriSign, a leading provider of internet domain name registration and secured socket layer certificates, saw its stock price fall after an appeals court handed back a 2006 lawsuit to a lower district federal court. The case alleges anti-competitive practices by the company. Columbus Circle exited the position due to the diminished outlook on the stock.

Myriad Genetics, a molecular diagnostics company focused on cancer patients, saw its stock price fall when revenues came in below expectations, as the weak economy earlier in the period resulted in patients either deferring discretionary medical visits or losing health care coverage entirely. Columbus Circle exited the position.

Q. What is the investment outlook for the technology market?

A. Columbus Circle notes that over the last six months, technology companies have generally experienced improved business. China's demand economy style stimulus has enabled it to reaccelerate growth and Columbus Circle believes it has positioned the Fund to take advantage of this. Columbus Circle points out that the Fund benefited from the significant inventory restocking that took place over the last six months, enabling lower quality stocks to outperform. However, going forward, Columbus Circle believes that secular growth will become increasingly important unless end demand shows signs of significant positive growth. Columbus Circle has increased weightings and continues to focus on themes with dynamic secular trends and companies less exposed to the overall economy. The themes Columbus Circle remains focused on are digital consumer, virtualization/cloud computing, internet advertising, emerging market internet growth, next generation carrier spending (voice over IP, bandwidth optimization, video downloading), alternative energy/energy technology, biotechnology, and security. Columbus Circle believes it has positioned the Fund to capitalize on these themes.

Top Ten Holdings
as of September 30, 2009

Apple	5.3%
EMC	4.9%
Qualcomm	4.6%
McAfee	4.3%
Oracle	3.6%
ANSYS	3.5%
Google, Cl A	3.3%
Baxter International	3.1%
American Tower, Cl A	3.0%
SBA Communications, Cl A	2.5%
As a % of Total Fund Investments	38.1%

Columbus Circle Technology and
Communications Fund

Old Mutual Columbus Circle Technology and Communications Fund — continued

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of September 30, 2009

	Inception Date	6 Month Return	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z*	09/29/95	43.59%	17.65%	7.66%	(6.77)%	4.61%
Class A with load	09/30/03	35.19%	10.68%	6.11%	n/a	5.41%
Class A without load	09/30/03	43.44%	17.40%	7.37%	n/a	6.45%
Class C with load	09/30/03	41.90%	15.49%	6.58%	n/a	5.67%
Class C without load	09/30/03	42.90%	16.49%	6.58%	n/a	5.67%
Institutional Class	12/20/06[1]	43.86%	17.94%	n/a	n/a	3.69%
NYSE Arca Tech 100 Index	09/29/95	35.49%	6.30%	4.57%	3.21%	10.95%

Past performance is not a guarantee of future results. Part of the Fund's performance is due to amounts received from class action and/or regulatory settlements. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. Information about these performance results and the comparative index can be found on pages 1-3.

* Prior to November 2, 1999, the Fund was diversified and did not concentrate its investments. Therefore, the Fund's performance prior to November 2, 1999 may not be indicative of how it will perform in the future.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Prior to January 1, 2006, the Fund was managed by an investment manager different than the Fund's current adviser and sub-adviser and the Fund's performance prior to January 1, 2006 may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C and Institutional Class shares (as reported in the July 29, 2009 prospectuses) are 1.89% and 1.46%; 2.87% and 1.71%; 3.59% and 2.46%; and 1.52% and 1.21%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 1999 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of September 30, 2009 — % of Total Fund Investments



SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2009 (UNAUDITED)

Description	Shares	Value (000)
Common Stock — 98.4%		
Advertising Sales — 0.5%		
Focus Media Holding ADR*	61,100	$ 675
Total Advertising Sales		675
Aerospace/Defense — 0.5%		
Aerovironment*	23,300	654
Total Aerospace/Defense		654
Agricultural Chemicals — 1.0%		
Syngenta ADR	29,340	1,348
Total Agricultural Chemicals		1,348
Applications Software — 3.8%		
Check Point Software Technologies*	72,258	2,049
Citrix Systems*	34,730	1,362
Microsoft	61,940	1,604
Total Applications Software		5,015
Commercial Services-Finance — 2.4%		
Visa, Cl A	45,790	3,165
Total Commercial Services-Finance		3,165
Computer Aided Design — 3.5%		
ANSYS*	124,170	4,653
Total Computer Aided Design		4,653
Computers — 5.6%		
Apple*	38,200	7,081
Palm*	23,480	409
Total Computers		7,490
Computers-Memory Devices — 8.1%		
EMC*	376,850	6,422
NetApp*	101,440	2,706
Netezza*	139,290	1,566
Total Computers-Memory Devices		10,694
E-Commerce/Services — 6.2%		
Ctrip.com International ADR*	36,411	2,141
eBay*	115,190	2,720
OpenTable*	27,227	750
priceline.com*	15,480	2,567
Total E-Commerce/Services		8,178

Description	Shares	Value (000)
Electronic Components-Semiconductors — 6.2%		
Broadcom, Cl A*	32,950	$ 1,011
Cree*	36,100	1,327
Monolithic Power Systems*	27,389	642
Netlogic Microsystems*	35,512	1,598
Nvidia*	44,520	669
PMC - Sierra*	238,720	2,282
Rambus*	36,470	635
Total Electronic Components-Semiconductors		8,164
Electronic Connectors — 1.3%		
Amphenol, Cl A	44,173	1,664
Total Electronic Connectors		1,664
Electronic Design Automation — 2.0%		
Cadence Design Systems*	364,000	2,672
Total Electronic Design Automation		2,672
Electronic Measuring Instruments — 0.7%		
Trimble Navigation*	37,910	906
Total Electronic Measuring Instruments		906
E-Marketing/Information — 1.7%		
Digital River*	56,090	2,262
Total E-Marketing/Information		2,262
Enterprise Software/Services — 10.1%		
BMC Software*	35,310	1,325
Informatica*	117,241	2,647
Oracle	230,740	4,809
Sybase*	83,179	3,236
Tyler Technologies*	80,800	1,381
Total Enterprise Software/Services		13,398
Internet Content-Information/News — 1.5%		
Baidu ADR*	5,014	1,961
Total Internet Content-Information/News		1,961
Internet Security — 4.3%		
McAfee*	131,083	5,740
Total Internet Security		5,740
Medical Information Systems — 1.6%		
athenahealth*	56,003	2,149
Total Medical Information Systems		2,149

OLD MUTUAL COLUMBUS CIRCLE TECHNOLOGY AND COMMUNICATIONS FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2009 (UNAUDITED)

Description	Shares	Value (000)
Medical Instruments — 2.5%		
Boston Scientific*	121,270	$ 1,284
Thoratec*	69,170	2,094
Total Medical Instruments		3,378
Medical Products — 3.1%		
Baxter International	72,940	4,158
Total Medical Products		4,158
Medical-Biomedical/Genetic — 6.1%		
Alexion Pharmaceuticals*	46,310	2,063
Gilead Sciences*	58,280	2,715
Illumina*	31,290	1,330
Millipore*	28,400	1,997
Total Medical-Biomedical/Genetic		8,105
Medical-Drugs — 1.0%		
Abbott Laboratories	26,800	1,326
Total Medical-Drugs		1,326
Networking Products — 3.7%		
Cisco Systems*	59,910	1,410
Juniper Networks*	55,245	1,493
Starent Networks*	77,541	1,971
Total Networking Products		4,874
Semiconductor Components-Integrated Circuits — 3.3%		
Cypress Semiconductor*	294,010	3,037
Maxim Integrated Products	73,728	1,337
Total Semiconductor Components-Integrated Circuits		4,374
Semiconductor Equipment — 0.8%		
Aixtron ADR	40,802	1,114
Total Semiconductor Equipment		1,114
Software Tools — 1.0%		
VMware, Cl A*	32,815	1,318
Total Software Tools		1,318
Telecommunications Equipment — 0.5%		
Adtran	26,700	655
Total Telecommunications Equipment		655
Transactional Software — 2.0%		
Longtop Financial Technologies ADR*	93,269	2,654
Total Transactional Software		2,654
Web Portals/ISP — 3.3%		
Google, Cl A*	8,800	4,363
Total Web Portals/ISP		4,363

Description	Shares	Value (000)
Wireless Equipment — 10.1%		
American Tower, Cl A*	109,840	$ 3,998
Qualcomm	135,740	6,106
SBA Communications, Cl A*	121,880	3,294
Total Wireless Equipment		13,398
Total Common Stock (Cost $98,955)		130,505
Money Market Fund — 1.8%		
Dreyfus Cash Management Fund, Institutional Class, 0.182% (A)	2,334,034	2,334
Total Money Market Fund (Cost $2,334)		**2,334**
Total Investments — 100.2% (Cost $101,289)		132,839
Other Assets and Liabilities, Net — (0.2)%		(268)
Total Net Assets — 100.0%		$ 132,571

For descriptions of abbreviations and footnotes, please refer to page 103.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of September 30, 2009 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$130,505	$—	$—	$130,505
Money Market Fund	2,334	—	—	2,334
Total Investments	$132,839	$—	$—	$132,839

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL FOCUSED FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Advisory Services provided by OMCAP Investors, a division of Old Mutual Capital, Inc.[1]

Q. **How did the Fund perform relative to its benchmark?**

A. For the six-month period ended September 30, 2009, the Old Mutual Focused Fund (the "Fund") outperformed its benchmark, the S&P 500 Index (the "Index"). The Fund's Class Z shares posted a 37.11% return versus a 34.02% return for the Index. Performance for all share classes can be found on page 25.

Q. **What investment environment did the Fund face during the past period?**

A. A return of confidence in the U.S. and global economies lifted stock prices during the six-month period ended September 30, 2009. Stocks considered most economically sensitive, and those that had suffered significantly during the worst of the credit crisis, rebounded the most during the period.

Q. **Which market factors influenced the Fund's relative performance?**

A. Companies that positively impacted Fund performance were those that were most levered to an improving global economy. Many energy stocks contributed to the Fund's performance as they rebounded sharply as access to the debt markets continued to expand and oil prices rose. Information technology stocks also performed well and contributed to the Fund's performance. Consumer staples stocks detracted from the Fund's performance, though OMCAP Investors, a division of Old Mutual Capital, Inc. ("OMCAP Investors"), the Fund's adviser, believes it is typical in a sharply rising market for these stocks to trail in performance.

Q. **How did portfolio composition affect Fund performance?**

A. From a sector perspective, stock selection in the energy sector was the largest positive contributor to the Fund's performance. Stock selection in the information technology and utilities sectors also helped the Fund's performance. On the other side of the equation, an overweight and stock selection in the consumer staples sector detracted from Fund performance, as did stock selection in the financials sector and an underweight to the industrials sector.

Among the stocks that contributed positively to the Fund's performance were natural gas company El Paso, oil and gas services company Halliburton, and insurance company MetLife. El Paso and Halliburton benefited from the rising oil prices during the period. MetLife started the period with its price depressed due to concerns regarding its investment portfolio, but as the credit crunch eased, this became less of an issue, thus allowing its stock price to rise.

Detractors from Fund performance included utility company Exelon, package delivery company United Parcel Service, and food retailer Safeway. Utility companies typically trail the market during a sharp rally as was seen this period with Exelon. United Parcel Service saw its stock price decline on fears the economic expansion will not last and by rising oil prices. Safeway saw its stock price decline on poor results driven by price cutting and the defensive characteristics of the consumer staples sector.

Performance Highlights

- *For the six-month period ended September 30, 2009, the Old Mutual Focused Fund (the "Fund") outperformed its benchmark, the S&P 500 Index (the "Index"). The Fund's Class Z shares posted a 37.11% return versus a 34.02% return for the Index.*

- *From a sector perspective, stock selection in the energy sector was the largest positive contributor to the Fund's performance. Stock selection in the information technology and utilities sectors also helped the Fund's performance. On the other side of the equation, an overweight and stock selection in the consumer staples sector detracted from Fund performance, as did stock selection in the financials sector and an underweight to the industrials sector.*

- *Among the stocks that contributed positively to the Fund's performance were natural gas company El Paso, oil and gas services company Halliburton, and insurance company MetLife.*

- *Detractors from Fund performance included utility company Exelon, package delivery company United Parcel Service, and food retailer Safeway.*

OLD MUTUAL FOCUSED FUND — continued

MANAGEMENT OVERVIEW (UNAUDITED)

Advisory Services provided by OMCAP Investors, a division of Old Mutual Capital, Inc.[1]

Top Ten Holdings as of September 30, 2009	
Johnson & Johnson	4.9%
Berkshire Hathaway, Cl B	4.8%
CVS Caremark	4.7%
Exxon Mobil	4.5%
Allstate	4.3%
MetLife	4.3%
Wyeth	4.2%
PepsiCo	4.0%
Comcast, Special Cl A	3.9%
Halliburton	3.8%
As a % of Total Fund Investments	43.4%

Q. What is the investment outlook?

A. OMCAP Investors believes the Fund is well positioned to benefit from a renewed focus on quality companies with solid balance sheets, large market share, and valuation levels near or at 20-year lows. OMCAP Investors feels that, assuming no sharp economic swings in either direction, the Fund is well positioned to perform well in the long-term. OMCAP Investors notes that if the market continues to rally on the belief in a sharp recovery, it plans to take advantage of the higher prices on the Fund's more cyclical companies and trim or sell them, and plans to continue to focus on quality companies.

[1] OMCAP Investors, a division of Old Mutual Capital, provides investment advisory services to the Old Mutual Focused Fund, pursuant to the management agreement between Old Mutual Funds II, on behalf of the Old Mutual Focused Fund, and Old Mutual Capital Inc.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of September 30, 2009

	Inception Date	6 Month Return	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	02/12/99	37.11%	3.02%	4.99%	7.02%	8.12%
Class A with load	09/30/03	29.05%	(3.15)%	3.49%	n/a	5.06%
Class A without load	09/30/03	36.91%	2.77%	4.72%	n/a	6.10%
Class C with load	09/30/03	35.42%	1.05%	3.96%	n/a	5.32%
Class C without load	09/30/03	36.42%	2.05%	3.96%	n/a	5.32%
Institutional Class	12/20/06[1]	37.28%	3.36%	n/a	n/a	(4.38)%
S&P 500 Index	02/12/99	34.02%	(6.91)%	1.02%	(0.15)%	0.33%

Past performance is not a guarantee of future results. Part of the Fund's performance is due to amounts received from class action settlements regarding prior fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. Information about these performance results and the comparative index can be found on pages 1-3.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C and Institutional Class shares (as reported in the July 29, 2009 prospectuses) are 1.46% and 0.96%; 2.77% and 1.21%; 7.43% and 1.96%; and 0.99% and 0.81%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 1999 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of September 30, 2009 — % of Total Fund Investments



SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2009 (UNAUDITED)

Description	Shares	Value (000)
Common Stock — 97.4%		
Applications Software — 3.6%		
Microsoft	141,492	$ 3,663
Total Applications Software		3,663
Beverages-Non-Alcoholic — 4.1%		
PepsiCo	71,160	4,174
Total Beverages-Non-Alcoholic		4,174
Cable/Satellite TV — 3.9%		
Comcast, Special Cl A	248,133	3,990
Total Cable/Satellite TV		3,990
Computers — 2.5%		
Apple*	13,760	2,551
Total Computers		2,551
Diversified Banking Institution — 3.8%		
JPMorgan Chase	88,890	3,895
Total Diversified Banking Institution		3,895
Electric-Integrated — 3.7%		
Exelon	76,000	3,771
Total Electric-Integrated		3,771
Electronic Components-Semiconductors — 4.4%		
Intel	100,330	1,963
Texas Instruments	109,000	2,582
Total Electronic Components-Semiconductors		4,545
Food-Retail — 2.8%		
Safeway	143,680	2,833
Total Food-Retail		2,833
Independent Power Producer — 2.8%		
NRG Energy*	102,790	2,898
Total Independent Power Producer		2,898
Medical Instruments — 3.8%		
Medtronic	104,840	3,858
Total Medical Instruments		3,858
Medical Products — 8.8%		
Johnson & Johnson	83,460	5,082
Zimmer Holdings*	73,000	3,902
Total Medical Products		8,984

Description	Shares	Value (000)
Medical-Drugs — 7.2%		
Schering-Plough	107,610	$ 3,040
Wyeth	88,400	4,294
Total Medical-Drugs		7,334
Medical-HMO — 3.8%		
UnitedHealth Group	157,310	3,939
Total Medical-HMO		3,939
Multi-line Insurance — 8.7%		
Allstate	146,130	4,475
MetLife	117,340	4,467
Total Multi-line Insurance		8,942
Networking Products — 3.7%		
Cisco Systems*	159,410	3,752
Total Networking Products		3,752
Oil Companies-Integrated — 6.2%		
BP ADR	31,760	1,691
Exxon Mobil	67,120	4,605
Total Oil Companies-Integrated		6,296
Oil-Field Services — 3.9%		
Halliburton	145,670	3,951
Total Oil-Field Services		3,951
Pipelines — 3.8%		
El Paso	373,585	3,855
Total Pipelines		3,855
Reinsurance — 4.8%		
Berkshire Hathaway, Cl B*	1,490	4,951
Total Reinsurance		4,951
Retail-Drug Store — 4.7%		
CVS Caremark	135,340	4,837
Total Retail-Drug Store		4,837
Semiconductor Components-Integrated Circuits — 1.1%		
Maxim Integrated Products	60,506	1,098
Total Semiconductor Components-Integrated Circuits		1,098
Transport-Services — 2.6%		
United Parcel Service, Cl B	47,770	2,698
Total Transport-Services		2,698
Web Portals/ISP — 2.7%		
Google, Cl A*	5,640	2,797
Total Web Portals/ISP		2,797
Total Common Stock (Cost $82,146)		99,612

Description	Shares	Value (000)
Money Market Fund — 3.5%		
Dreyfus Cash Management Fund, Institutional Class, 0.182% (A)	3,619,814	$ 3,620
Total Money Market Fund (Cost $3,620)		3,620
Total Investments — 100.9% (Cost $85,766)		103,232
Other Assets and Liabilities, Net — (0.9)%		(884)
Total Net Assets — 100.0%		$ 102,348

For descriptions of abbreviations and footnotes, please refer to page 103.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of September 30, 2009 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$ 99,612	$—	$—	$ 99,612
Money Market Fund	3,620	—	—	3,620
Total Investments	$ 103,232	$—	$—	$103,232

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL GROWTH FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisers: Munder Capital Management and Turner Investment Partners, Inc.

Performance Highlights

- *For the six-month period ended September 30, 2009, the Old Mutual Growth Fund (the "Fund") underperformed its benchmarks, the Russell Midcap Growth Index and the S&P MidCap 400 Index. The Fund's Class Z shares posted a 40.52% return versus a 41.89% return for the Russell Midcap Growth Index and a 42.47% return for the S&P MidCap 400 Index.*

- *From a sector perspective, stock selection in the consumer discretionary sector was the largest positive contributor to the Fund's performance. Stock selection in the information technology and consumer staples sectors also helped the Fund's performance. On the other side of the equation, stock selection in the utilities sector detracted from Fund performance, as did stock selection in the financials and health care sectors.*

- *Among the stocks that contributed positively to the Fund's performance were Wynn Resorts, Guess?, and Express Scripts.*

- *Detractors from Fund performance included MetroPCS Communications (no longer a Fund holding), Burger King (no longer a Fund holding), and Myriad Genetics (no longer a Fund holding).*

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended September 30, 2009, the Old Mutual Growth Fund (the "Fund") underperformed its benchmarks, the Russell Midcap Growth Index and the S&P MidCap 400 Index. The Fund's Class Z shares posted a 40.52% return versus a 41.89% return for the Russell Midcap Growth Index and a 42.47% return for the S&P MidCap 400 Index. Performance for all share classes can be found on page 30.

Q. What investment environment did the Fund face during the past period?

A. The stock market maintained an upward trajectory throughout the entire six-month period ended September 30, 2009, providing much needed relief for equity investors as stocks rallied across the board and helped to mend some of the losses from prior periods. Although unemployment continued to climb closer to 10% across the U.S., declines in the housing market began to slow, and even stabilize, in certain areas. Credit markets began to thaw as several large banks and brokerage firms tapped the capital markets while investors began to increase their risk profile. For the period, all capitalization segments of stocks recorded positive returns and value stocks outperformed growth stocks. Stocks with low or negative projected earnings per share growth were stronger than those with rapid projected earnings per share growth. Also, stocks with the lowest price to earnings ratios were among the strongest performers. In general, those companies that had been hurt the most by the recession or financial turmoil were those that showed the greatest rebound.

Q. Which market factors influenced the Fund's relative performance?

A. The characteristics of the stock market leaders during the period did not, in general, meet the criteria of the Fund's strategy, whose primary focus is above-average and consistent earnings growth, coupled with a high return on capital. The Fund's focus on earnings and profitability gave it a somewhat defensive tilt, which was not beneficial to relative performance in the context of one of the strongest stock market rallies in decades. While the Fund participated in the market rally, it lagged on the upside.

Within the mid-capitalization growth area of the market, smaller companies took a leadership position during the market rally. For example, companies within the Russell Midcap Growth Index with market capitalizations below $1.3 billion advanced 90% for the period, while companies with market capitalizations above $4.1 billion were up 32%. While the Fund was in line with the Russell Midcap Growth Index's weight in this smaller portion of the market, the Fund's stock selection detracted from performance.

Q. How did portfolio composition affect Fund performance?

A. From a sector perspective, stock selection in the consumer discretionary sector was the largest positive contributor to the Fund's performance. Stock selection in the information technology and consumer staples sectors also helped the Fund's performance. On the other side of the equation, stock selection in the utilities sector detracted from Fund performance, as did stock selection in the financials and health care sectors.

Among the stocks that contributed positively to the Fund's performance were Wynn Resorts, Guess?, and Express Scripts. Casino operator Wynn Resorts experienced an increase in traffic at its casino locations, leading to increased revenues for the company. Investors also reacted positively to its initial public offering for a portion of its Macau casino assets. Retailer Guess? experienced stronger than anticipated sales in a period where most retailers failed to report an increase in sales. Express Scripts, a pharmacy benefits management company, benefited when it reported a higher second quarter profit and raised its full-year earnings forecast.

Detractors from Fund performance included MetroPCS Communications (no longer a Fund holding), Burger King (no longer a Fund holding), and Myriad Genetics (no longer a Fund holding). Wireless provider MetroPCS Communications was hurt by increased competition in the prepaid wireless industry, which slowed subscriber growth. Restaurant operator Burger King was harmed by not executing its business plan effectively. Healthcare company Myriad Genetics was hurt by falling revenues as a result of economic pressures and higher unemployment levels.

Q. What is the investment outlook for the mid-cap growth equity market?

A. Munder Capital Management ("Munder"), a sub-adviser to the Fund, notes that at the end of the period, the Fund, with its primary themes of earnings momentum and reasonable valuation, continued to exhibit characteristics that compared favorably to the S&P MidCap 400 Index. Munder points out that the long-term performance of the Fund has benefited from a combination of strong relative fundamentals and reasonable valuation. Looking ahead, Munder believes this philosophy will continue to serve the Fund's investors well.

Turner Investment Partners, Inc. ("Turner"), a sub-adviser to the Fund, believes that while the economy appears to be near or in the early stages of a recovery, many areas of concern remain, noting that high unemployment and a still-crippled housing market have created significant headwinds for a recovery. Turner notes that with only a small percentage of government stimulus money spent, most of the money has yet to be allocated. In Turner's opinion, this forthcoming allocation of stimulus money will likely generate the necessary kindling to reignite the long-term growth of the U.S. economy. Turner is also encouraged by the healing process occurring in the manufacturing segment of the economy, but believes that the biggest signal of the growth to come resides in the improving earnings of corporations. Turner believes that higher revenue, combined with improving cost containment, should propel the equity markets higher throughout the remainder of 2009 and into 2010.

Top Ten Holdings as of September 30, 2009	
McAfee	1.8%
TD Ameritrade Holding	1.6%
Digital Realty Trust	1.3%
Midcap SPDR Trust Series 1	1.3%
Fiserv	1.2%
Guess?	1.1%
Annaly Capital Management	1.1%
Cognizant Technology Solutions, Cl A	1.1%
Airgas	1.1%
Affiliated Managers Group	1.0%
As a % of Total Fund Investments	12.6%

* Excludes short-term money market fund.

OLD MUTUAL GROWTH FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of September 30, 2009

	Inception Date	6 Month Return	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	12/19/85	40.52%	6.63%	6.04%	(0.91)%	9.60%
Class A with load	09/30/03	32.23%	0.27%	4.52%	n/a	3.74%
Class A without load	09/30/03	40.32%	6.37%	5.77%	n/a	4.77%
Class C with load	09/30/03	38.77%	4.57%	4.98%	n/a	3.98%
Class C without load	09/30/03	39.77%	5.57%	4.98%	n/a	3.98%
Institutional Class	12/20/06[1]	40.63%	6.75%	n/a	n/a	(1.12)%
Russell Midcap Growth Index	01/01/86[2]	41.89%	(0.40)%	3.75%	2.18%	9.72%
S&P MidCap 400 Index	11/30/85[3]	42.47%	(3.11)%	4.53%	7.48%	12.62%

Past performance is not a guarantee of future results. Part of the Fund's performance is due to amounts received from class action and/or regulatory settlements. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. Information about these performance results and the comparative indexes can be found on pages 1-3.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

[2] The inception date used for this index is January 1, 1986 at the time the index started.

[3] The inception date used for this index is November 30, 1985 since at the time the index priced monthly.

Prior to January 1, 2006, the Fund was managed by an investment manager different than the Fund's current adviser and sub-advisers and the Fund's performance prior to January 1, 2006 may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C and Institutional Class shares (as reported in the July 29, 2009 prospectuses) are 1.40% and 1.10%; 7.67% and 1.35%; 3.15% and 2.10%; and 1.48% and 0.95%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 1999 to an investment made in unmanaged securities indexes on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of September 30, 2009 — % of Total Fund Investments



Schedule of Investments

As of September 30, 2009 (Unaudited)

Description	Shares	Value (000)
Common Stock — 97.6%		
Aerospace/Defense-Equipment — 0.0%		
Elbit Systems	1,525	$ 104
Total Aerospace/Defense-Equipment		104
Agricultural Chemicals — 0.5%		
CF Industries Holdings	22,350	1,927
Total Agricultural Chemicals		1,927
Airlines — 0.5%		
Continental Airlines, Cl B*	116,290	1,912
Total Airlines		1,912
Apparel Manufacturers — 1.2%		
Coach	81,780	2,692
Gildan Activewear*	35,600	702
VF	13,500	978
Total Apparel Manufacturers		4,372
Applications Software — 1.1%		
Check Point Software Technologies*	77,650	2,201
Salesforce.com*	35,780	2,037
Total Applications Software		4,238
Auction House/Art Dealer — 0.6%		
Ritchie Bros Auctioneers	96,600	2,371
Total Auction House/Art Dealer		2,371
Auto/Truck Parts & Equipment-Original — 0.5%		
BorgWarner	59,600	1,804
Total Auto/Truck Parts & Equipment-Original		1,804
Auto-Medium & Heavy Duty Trucks — 0.3%		
Navistar International*	25,200	943
Total Auto-Medium & Heavy Duty Trucks		943
Batteries/Battery Systems — 0.6%		
Energizer Holdings*	36,000	2,388
Total Batteries/Battery Systems		2,388
Beverages-Non-Alcoholic — 0.3%		
Hansen Natural*	35,630	1,309
Total Beverages-Non-Alcoholic		1,309
Beverages-Wine/Spirits — 0.6%		
Central European Distribution*	74,700	2,447
Total Beverages-Wine/Spirits		2,447
Broadcast Services/Programming — 0.6%		
Discovery Communications, Cl A*	29,762	860
Discovery Communications, Cl C*	48,787	1,270
Total Broadcast Services/Programming		2,130

Description	Shares	Value (000)
Building-Residential/Commercial — 0.9%		
D.R. Horton	155,610	$ 1,776
Pulte Homes	137,020	1,506
Total Building-Residential/Commercial		3,282
Cable/Satellite TV — 0.2%		
Cablevision Systems, Cl A	32,650	775
Total Cable/Satellite TV		775
Casino Hotels — 0.8%		
Wynn Resorts*	40,100	2,843
Total Casino Hotels		2,843
Cellular Telecommunications — 0.8%		
Millicom International Cellular*	20,730	1,508
NII Holdings, Cl B*	51,775	1,552
Total Cellular Telecommunications		3,060
Chemicals-Specialty — 0.4%		
Ecolab	35,280	1,631
Total Chemicals-Specialty		1,631
Coal — 0.6%		
Consol Energy	52,680	2,376
Total Coal		2,376
Coatings/Paint — 0.4%		
Valspar	54,350	1,495
Total Coatings/Paint		1,495
Coffee — 0.4%		
Green Mountain Coffee Roasters*	20,300	1,499
Total Coffee		1,499
Commercial Banks-Eastern US — 0.3%		
Signature Bank NY*	43,175	1,252
Total Commercial Banks-Eastern US		1,252
Commercial Services-Finance — 1.0%		
Global Payments	53,130	2,481
Morningstar*	26,850	1,304
Total Commercial Services-Finance		3,785
Computer Services — 1.8%		
Cognizant Technology Solutions, Cl A*	104,227	4,029
IHS, Cl A*	56,750	2,902
Total Computer Services		6,931
Computers-Integrated Systems — 1.0%		
Brocade Communications Systems*	225,180	1,770
Micros Systems*	68,925	2,081
Total Computers-Integrated Systems		3,851

Old Mutual Growth Fund — continued

Schedule of Investments

As of September 30, 2009 (Unaudited)

Description	Shares	Value (000)
Computers-Memory Devices — 0.7%		
NetApp*	105,420	$ 2,813
Total Computers-Memory Devices		2,813
Consumer Products-Miscellaneous — 0.6%		
Tupperware Brands	51,875	2,071
Total Consumer Products-Miscellaneous		2,071
Containers-Metal/Glass — 0.9%		
Crown Holdings*	123,175	3,350
Total Containers-Metal/Glass		3,350
Cosmetics & Toiletries — 1.1%		
Alberto-Culver	44,020	1,218
Avon Products	91,070	3,093
Total Cosmetics & Toiletries		4,311
Data Processing/Management — 1.2%		
Fiserv*	95,045	4,581
Total Data Processing/Management		4,581
Decision Support Software — 0.5%		
MSCI, Cl A*	59,730	1,769
Total Decision Support Software		1,769
Dialysis Centers — 1.0%		
DaVita*	65,790	3,726
Total Dialysis Centers		3,726
Distribution/Wholesale — 2.1%		
Fastenal	39,600	1,533
Genuine Parts	69,250	2,636
LKQ*	201,650	3,739
Total Distribution/Wholesale		7,908
Diversified Manufacturing Operations — 0.8%		
Eaton	19,100	1,081
Parker Hannifin	33,880	1,756
Total Diversified Manufacturing Operations		2,837
E-Commerce/Products — 0.3%		
MercadoLibre*	26,350	1,013
Total E-Commerce/Products		1,013
E-Commerce/Services — 0.6%		
priceline.com*	12,700	2,106
Total E-Commerce/Services		2,106
Electric-Generation — 0.5%		
AES*	138,570	2,054
Total Electric-Generation		2,054

Description	Shares	Value (000)
Electric-Integrated — 1.9%		
Northeast Utilities	115,700	$ 2,747
NorthWestern	102,000	2,492
Portland General Electric	92,875	1,832
Total Electric-Integrated		7,071
Electric-Transmission — 0.5%		
ITC Holdings	44,025	2,001
Total Electric-Transmission		2,001
Electronic Components-Semiconductors — 3.7%		
Broadcom, Cl A*	87,940	2,699
Cree*	71,350	2,622
Microchip Technology	85,825	2,274
Micron Technology*	385,360	3,160
Netlogic Microsystems*	27,600	1,242
PMC - Sierra*	204,540	1,955
Total Electronic Components-Semiconductors		13,952
Electronic Measuring Instruments — 0.5%		
Itron*	30,825	1,977
Total Electronic Measuring Instruments		1,977
Electronics-Military — 0.6%		
L-3 Communications Holdings	29,625	2,379
Total Electronics-Military		2,379
Engineering/R&D Services — 1.2%		
McDermott International*	65,090	1,645
URS*	63,385	2,767
Total Engineering/R&D Services		4,412
Engines-Internal Combustion — 0.7%		
Cummins	56,510	2,532
Total Engines-Internal Combustion		2,532
Enterprise Software/Services — 0.7%		
Sybase*	63,975	2,489
Total Enterprise Software/Services		2,489
Finance-Credit Card — 0.4%		
Discover Financial Services	95,690	1,553
Total Finance-Credit Card		1,553
Finance-Investment Banker/Broker — 2.2%		
Lazard, Cl A	48,450	2,001
TD Ameritrade Holding*	313,225	6,145
Total Finance-Investment Banker/Broker		8,146
Finance-Other Services — 0.5%		
IntercontinentalExchange*	18,310	1,780
Total Finance-Other Services		1,780

Description	Shares	Value (000)
Food-Baking — 0.6%		
Flowers Foods	85,375	$ 2,245
Total Food-Baking		2,245
Food-Confectionery — 0.5%		
JM Smucker	36,825	1,952
Total Food-Confectionery		1,952
Food-Retail — 0.8%		
Whole Foods Market	101,170	3,085
Total Food-Retail		3,085
Hazardous Waste Disposal — 0.6%		
Stericycle*	47,200	2,287
Total Hazardous Waste Disposal		2,287
Hotels & Motels — 0.8%		
Starwood Hotels & Resorts Worldwide	93,030	3,073
Total Hotels & Motels		3,073
Human Resources — 0.5%		
Robert Half International	82,450	2,063
Total Human Resources		2,063
Industrial Gases — 1.1%		
Airgas	81,885	3,961
Total Industrial Gases		3,961
Instruments-Scientific — 0.3%		
Waters*	16,880	943
Total Instruments-Scientific		943
Internet Infrastructure Software — 1.2%		
Akamai Technologies*	46,775	921
F5 Networks*	88,960	3,526
Total Internet Infrastructure Software		4,447
Internet Security — 2.3%		
McAfee*	154,915	6,784
VeriSign*	77,090	1,826
Total Internet Security		8,610
Intimate Apparel — 0.3%		
Warnaco Group*	25,170	1,104
Total Intimate Apparel		1,104
Investment Management/Advisory Services — 2.3%		
Affiliated Managers Group*	59,340	3,858
Eaton Vance	66,850	1,871
T Rowe Price Group	63,190	2,888
Total Investment Management/Advisory Services		8,617

Description	Shares	Value (000)
Leisure & Recreational Products — 0.7%		
WMS Industries*	56,530	$ 2,519
Total Leisure & Recreational Products		2,519
Life/Health Insurance — 0.7%		
Lincoln National	98,700	2,557
Total Life/Health Insurance		2,557
Machine Tools & Related Products — 0.5%		
Lincoln Electric Holdings	37,650	1,787
Total Machine Tools & Related Products		1,787
Machinery-Construction & Mining — 0.4%		
Joy Global	29,410	1,439
Total Machinery-Construction & Mining		1,439
Machinery-Farm — 0.2%		
AGCO*	23,050	637
Total Machinery-Farm		637
Machinery-Pumps — 0.8%		
Flowserve	30,275	2,983
Total Machinery-Pumps		2,983
Medical Instruments — 1.5%		
Beckman Coulter	27,210	1,876
Intuitive Surgical*	13,050	3,422
Techne	8,300	519
Total Medical Instruments		5,817
Medical Labs & Testing Services — 0.9%		
Laboratory Corp of America Holdings*	50,030	3,287
Total Medical Labs & Testing Services		3,287
Medical Products — 1.3%		
Haemonetics*	38,350	2,152
West Pharmaceutical Services	64,125	2,604
Total Medical Products		4,756
Medical-Biomedical/Genetic — 2.9%		
Alexion Pharmaceuticals*	72,080	3,210
Illumina*	69,900	2,971
Life Technologies*	32,360	1,506
United Therapeutics*	43,400	2,126
Vertex Pharmaceuticals*	28,600	1,084
Total Medical-Biomedical/Genetic		10,897
Medical-Generic Drugs — 0.4%		
Watson Pharmaceuticals*	39,390	1,443
Total Medical-Generic Drugs		1,443
Medical-HMO — 0.3%		
CIGNA	45,350	1,274
Total Medical-HMO		1,274

OLD MUTUAL GROWTH FUND — continued

SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2009 (UNAUDITED)

Description	Shares	Value (000)
Medical-Hospitals — 0.5%		
Community Health Systems*	37,430	$ 1,195
Health Management Associates, Cl A*	103,360	774
Total Medical-Hospitals		1,969
Medical-Wholesale Drug Distributors — 0.4%		
AmerisourceBergen	59,420	1,330
Total Medical-Wholesale Drug Distributors		1,330
Metal Processors & Fabricators — 0.8%		
Precision Castparts	29,490	3,004
Total Metal Processors & Fabricators		3,004
Metal-Aluminum — 0.4%		
Alcoa	122,160	1,603
Total Metal-Aluminum		1,603
Multi-line Insurance — 0.8%		
Genworth Financial, Cl A	175,600	2,098
Hartford Financial Services Group	36,930	979
Total Multi-line Insurance		3,077
Multimedia — 0.7%		
Factset Research Systems	39,725	2,631
Total Multimedia		2,631
Networking Products — 0.9%		
Atheros Communications*	83,610	2,218
Juniper Networks*	48,080	1,299
Total Networking Products		3,517
Non-Ferrous Metals — 0.2%		
Thompson Creek Metals*	51,330	620
Total Non-Ferrous Metals		620
Oil & Gas Drilling — 1.4%		
Atlas Energy	119,112	3,224
Nabors Industries*	90,560	1,893
Total Oil & Gas Drilling		5,117
Oil Companies-Exploration & Production — 4.1%		
Arena Resources*	49,125	1,744
Denbury Resources*	138,825	2,100
EQT	71,425	3,043
PetroHawk Energy*	88,740	2,148
Questar	32,690	1,228
Range Resources	54,320	2,681
Southwestern Energy*	55,800	2,382
Total Oil Companies-Exploration & Production		15,326
Oil Field Machinery & Equipment — 0.6%		
Cameron International*	64,000	2,421
Total Oil Field Machinery & Equipment		2,421

Description	Shares	Value (000)
Oil-Field Services — 1.2%		
Core Laboratories	30,525	$ 3,147
Oil States International*	41,250	1,449
Total Oil-Field Services		4,596
Patient Monitoring Equipment — 0.3%		
Masimo*	40,250	1,055
Total Patient Monitoring Equipment		1,055
Pharmacy Services — 0.7%		
Express Scripts*	14,400	1,117
Omnicare	66,800	1,504
Total Pharmacy Services		2,621
Printing-Commercial — 0.3%		
VistaPrint*	20,280	1,029
Total Printing-Commercial		1,029
Private Corrections — 0.7%		
Corrections Corp of America*	112,600	2,550
Total Private Corrections		2,550
Property/Casualty Insurance — 0.7%		
ProAssurance*	52,850	2,758
Total Property/Casualty Insurance		2,758
Quarrying — 0.5%		
Compass Minerals International	30,300	1,867
Total Quarrying		1,867
Racetracks — 0.6%		
Penn National Gaming*	78,790	2,179
Total Racetracks		2,179
Real Estate Management/Services — 0.4%		
CB Richard Ellis Group, Cl A*	115,090	1,351
Total Real Estate Management/Services		1,351
Reinsurance — 0.8%		
Axis Capital Holdings	95,875	2,894
Total Reinsurance		2,894
REITs-Apartments — 0.5%		
Essex Property Trust	22,550	1,795
Total REITs-Apartments		1,795
REITs-Diversified — 1.3%		
Digital Realty Trust	109,990	5,028
Total REITs-Diversified		5,028
REITs-Mortgage — 1.1%		
Annaly Capital Management	228,775	4,150
Total REITs-Mortgage		4,150

Description	Shares	Value (000)
REITs-Office Property — 0.5%		
Corporate Office Properties Trust	48,725	$ 1,797
Total REITs-Office Property		1,797
Rental Auto/Equipment — 0.4%		
Aaron's, Cl B	56,475	1,491
Total Rental Auto/Equipment		1,491
Respiratory Products — 0.7%		
ResMed*	55,850	2,524
Total Respiratory Products		2,524
Retail-Apparel/Shoe — 2.5%		
Guess?	114,025	4,223
Nordstrom	60,890	1,860
Urban Outfitters*	105,220	3,174
Total Retail-Apparel/Shoe		9,257
Retail-Auto Parts — 0.2%		
O'Reilly Automotive*	21,475	776
Total Retail-Auto Parts		776
Retail-Bedding — 0.6%		
Bed Bath & Beyond*	62,330	2,340
Total Retail-Bedding		2,340
Retail-Computer Equipment — 0.4%		
GameStop, Cl A*	51,500	1,363
Total Retail-Computer Equipment		1,363
Retail-Restaurants — 0.9%		
Chipotle Mexican Grill, Cl A*	11,050	1,072
Darden Restaurants	30,200	1,031
Yum! Brands	34,750	1,173
Total Retail-Restaurants		3,276
Rubber-Tires — 0.5%		
Goodyear Tire & Rubber*	111,700	1,902
Total Rubber-Tires		1,902
S&L/Thrifts-Eastern US — 0.2%		
People's United Financial	50,300	783
Total S&L/Thrifts-Eastern US		783
Schools — 1.1%		
DeVry	35,475	1,962
New Oriental Education & Technology Group ADR*	27,500	2,212
Total Schools		4,174
Semiconductor Components-Integrated Circuits — 0.7%		
Marvell Technology Group*	164,150	2,658
Total Semiconductor Components-Integrated Circuits		2,658

Description	Shares	Value (000)
Semiconductor Equipment — 1.7%		
ASML Holding	69,490	$ 2,055
Lam Research*	65,230	2,228
Varian Semiconductor Equipment Associates*	68,905	2,263
Total Semiconductor Equipment		6,546
Soap & Cleaning Preparation — 0.6%		
Church & Dwight	41,325	2,345
Total Soap & Cleaning Preparation		2,345
Steel Pipe & Tube — 0.5%		
Valmont Industries	23,125	1,970
Total Steel Pipe & Tube		1,970
Steel-Producers — 0.6%		
United States Steel	53,430	2,371
Total Steel-Producers		2,371
Superconductor Production & Systems — 0.4%		
American Superconductor*	44,025	1,477
Total Superconductor Production & Systems		1,477
Super-Regional Banks-US — 0.4%		
Fifth Third Bancorp	147,440	1,494
Total Super-Regional Banks-US		1,494
Telecommunications Equipment — 0.5%		
Alcatel-Lucent ADR	421,840	1,894
Total Telecommunications Equipment		1,894
Telecommunications Equipment-Fiber Optics — 0.3%		
Ciena*	79,720	1,298
Total Telecommunications Equipment-Fiber Optics		1,298
Therapeutics — 0.7%		
BioMarin Pharmaceutical*	138,950	2,512
Total Therapeutics		2,512
Tools-Hand Held — 0.3%		
Black & Decker	27,150	1,257
Total Tools-Hand Held		1,257
Transactional Software — 0.8%		
Solera Holdings	102,550	3,190
Total Transactional Software		3,190
Transport-Rail — 0.2%		
Kansas City Southern*	34,600	917
Total Transport-Rail		917
Transport-Services — 0.6%		
CH Robinson Worldwide	41,470	2,395
Total Transport-Services		2,395

OLD MUTUAL GROWTH FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2009 (UNAUDITED)

Description	Shares	Value (000)
Wireless Equipment — 0.7%		
American Tower, Cl A*	71,000	$ 2,584
Total Wireless Equipment		2,584
X-Ray Equipment — 0.2%		
Hologic*	56,269	919
Total X-Ray Equipment		919
Total Common Stock (Cost $301,578)		367,337
Investment Company — 1.2%		
Growth-Mid Cap — 1.2%		
Midcap SPDR Trust, Series 1	37,750	4,729
Total Growth-Mid Cap		4,729
Total Investment Company (Cost $3,034)		4,729
Money Market Fund — 1.1%		
Dreyfus Cash Management Fund, Institutional Class, 0.182% (A)	4,121,320	4,121
Total Money Market Fund (Cost $4,121)		4,121
Total Investments — 99.9% (Cost $308,733)		376,187
Other Assets and Liabilities, Net — 0.1%		320
Total Net Assets — 100.0%		$ 376,507

For descriptions of abbreviations and footnotes, please refer to page 103.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of September 30, 2009 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$367,337	$—	$—	$367,337
Investments Company	4,729	—	—	4,729
Money Market Fund	4,121	—	—	4,121
Total Investments	$376,187	$—	$—	$376,187

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

36

OLD MUTUAL HEITMAN REIT FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Heitman Real Estate Securities LLC

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended September 30, 2009, the Old Mutual Heitman REIT Fund (the "Fund") underperformed its benchmark, the Wilshire U.S. Real Estate Securities Index (the "Index"). The Fund's Class Z shares posted a 67.09% return versus a 79.30% return for the Index. Performance for all share classes can be found on page 39.

Q. What investment environment did the Fund face during the past period?

A. Real estate investment trusts ("REITs") generated strong returns during the six-month period ending September 30, 2009. Credit markets continued to improve during the period, especially in the corporate unsecured debt market. A compression in debt spreads led to significant issuance of corporate unsecured debt. REITs took advantage of improvements in the unsecured debt market and issued $3.9 billion at a weighted average yield of 7.31%. REITs also continued to raise equity capital which was used primarily to reduce debt, however, companies with strong balance sheets raised capital in preparation for potential acquisition opportunities arising out of the commercial real estate credit crisis. Even though real estate fundamentals continued to worsen during the period, REITs were able to cut operating expenses, hold occupancy, buy back debt at a discount, and benefit from lower interest expense, which helped support cash flows. At the end of the period, earnings growth was still negative, but the earnings were slightly on the upside.

Q. Which market factors influenced the Fund's relative performance?

A. REITs enjoyed strong returns during the period, but the factors driving those returns were varied during the period. May 2009, June 2009, and July 2009 were normal months, as companies with high earnings growth and strong balance sheets outperformed. In April 2009 and again in early August 2009, the unsecured bond markets opened up and companies in all industries began issuing new debt at historically attractive rates. This event led equity investors to re-price companies with stressed balance sheets due to their renewed ability to access attractively priced debt capital. As a result, companies with low earnings growth and high amounts of debt outperformed in April 2009 and August 2009.

Q. How did portfolio composition affect Fund performance?

A. On an individual basis, the Fund's positions in Simon Property Group, Boston Properties, and Vornado Realty Trust contributed positively, helping to bolster the Fund's return. These three securities benefited from the improvements in the REIT market over the period.

Stocks that did not contribute to the Fund's performance were Alexandria Real Estate Equities (no longer a Fund holding), Brandywine Realty Trust, and Highwoods Properties (no longer a Fund holding). While these three stocks did not have large negative returns, they weren't bolstered as much as the top performers by the improvements in the REIT market.

Performance Highlights

- *For the six-month period ended September 30, 2009, the Old Mutual Heitman REIT Fund (the "Fund") underperformed its benchmark, the Wilshire U.S. Real Estate Securities Index (the "Index"). The Fund's Class Z shares posted a 67.09% return versus a 79.30% return for the Index.*

- *Real estate investment trusts enjoyed strong returns during the period, but the factors driving those returns were varied during the period.*

- *On an individual basis, the Fund's positions in Simon Property Group, Boston Properties, and Vornado Realty Trust contributed positively, helping to bolster the Fund's return.*

- *Stocks that did not contribute to the Fund's performance were Alexandria Real Estate Equities (no longer a Fund holding), Brandywine Realty Trust, and Highwoods Properties (no longer a Fund holding).*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Heitman Real Estate Securities LLC

Top Ten Holdings
as of September 30, 2009*

Simon Property Group	10.8%
Public Storage	6.0%
Digital Realty Trust	4.7%
Health Care REIT	4.4%
AvalonBay Communities	4.4%
Federal Realty Investment Trust	4.1%
Corporate Office Properties Trust	3.9%
Vornado Realty Trust	3.8%
HCP	3.5%
Ventas	3.2%
As a % of Total Fund Investments	48.8%

* Excludes short-term money market fund.

Q. What is the investment outlook for the REIT market?

A. Heitman Real Estate Securities LLC ("Heitman"), the Fund's sub-adviser, believes that with the question of solvency currently abated for the REIT sector, companies may likely focus on operating their portfolios and evaluating potential acquisition opportunities. Heitman has positioned the Fund with companies that it believes have strong, liquid balance sheets with average debt balances, sustainable, average earnings growth, strong management teams, and discounted valuations.

Heitman remains focused on those sectors that it believes should generate earnings growth in a slow-growth economic environment. These sectors include property types with longer lease terms and niche sectors that are more defensive in nature. Heitman is watching for opportunities to be more constructive on companies which can take advantage of potential acquisitions brought about by the continuing credit issues. In addition, as the outlook for the economy and job market become more clear, Heitman plans to shift the Fund's holdings to sectors and companies with growth tied to the economy.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of September 30, 2009

	Inception Date	6 Month Return	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z*	03/13/89	67.09%	(31.39)%	(0.22)%	8.14%	7.94%
Class A with load	09/30/03	57.44%	(35.64)%	(1.64)%	n/a	2.47%
Class A without load	09/30/03	66.93%	(31.73)%	(0.48)%	n/a	3.48%
Class C with load	09/30/03	65.33%	(32.88)%	(1.21)%	n/a	2.71%
Class C without load	09/30/03	66.33%	(32.22)%	(1.21)%	n/a	2.71%
Institutional Class	12/20/06[1]	67.34%	(31.27)%	n/a	n/a	(17.72)%
Wilshire U.S. Real Estate Securities Index	02/28/89[2]	79.30%	(29.31)%	1.11%	9.56%	6.61%

Past performance is not a guarantee of future results. Information about these performance results and the comparative indexes can be found on pages 1-3.

* Data includes performance of a predecessor fund class whose inception date was March 13, 1989.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

[2] The inception date used for this index is February 28, 1989 since at the time the index was priced monthly.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C and Institutional Class shares (as reported in the July 29, 2009 prospectuses) are 1.23% and 1.25%; 1.95% and 1.50%; 8.66% and 2.25%; and 1.31% and 0.95%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 1999 to an investment made in unmanaged securities indexes on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of September 30, 2009 — % of Total Fund Investments



Old Mutual Heitman REIT Fund — concluded

Schedule of Investments

As of September 30, 2009 (Unaudited)

Description	Shares	Value (000)
Common Stock — 97.1%		
REITs-Apartments — 15.7%		
American Campus Communities	55,743	$ 1,497
AvalonBay Communities	29,595	2,152
Camden Property Trust	21,646	872
Equity Residential	41,800	1,283
Essex Property Trust	10,920	869
Home Properties	19,500	840
Total REITs-Apartments		7,513
REITs-Diversified — 14.0%		
Colonial Properties Trust	7,400	72
Cousins Properties	17,200	142
Digital Realty Trust	50,674	2,316
PS Business Parks	20,600	1,057
Vornado Realty Trust	29,310	1,888
Washington Real Estate Investment Trust	42,131	1,213
Total REITs-Diversified		6,688
REITs-Health Care — 13.4%		
HCP	59,414	1,708
Health Care REIT	52,482	2,184
Nationwide Health Properties	29,391	911
Ventas	41,695	1,605
Total REITs-Health Care		6,408
REITs-Hotels — 5.9%		
DiamondRock Hospitality	73,600	596
Hospitality Properties Trust	37,600	766
Host Hotels & Resorts	62,689	738
LaSalle Hotel Properties	37,200	731
Total REITs-Hotels		2,831
REITs-Manufactured Homes — 2.7%		
Equity Lifestyle Properties	30,700	1,314
Total REITs-Manufactured Homes		1,314
REITs-Office Property — 11.2%		
BioMed Realty Trust	50,100	691
Boston Properties	18,635	1,222
Brandywine Realty Trust	31,600	349
Corporate Office Properties Trust	52,800	1,947
HRPT Properties Trust	144,300	1,085
Parkway Properties	4,700	93
Total REITs-Office Property		5,387
REITs-Regional Malls — 11.1%		
Simon Property Group	76,720	5,327
Total REITs-Regional Malls		5,327
REITs-Shopping Centers — 9.5%		
Federal Realty Investment Trust	32,800	$ 2,013
Kimco Realty	74,200	968
Regency Centers	17,693	655
Tanger Factory Outlet Centers	24,900	930
Total REITs-Shopping Centers		4,566
REITs-Single Tenant — 2.0%		
National Retail Properties	44,935	965
Total REITs-Single Tenant		965
REITs-Storage — 7.0%		
Public Storage	39,069	2,940
Sovran Self Storage	6,100	186
U-Store-It Trust	33,702	211
Total REITs-Storage		3,337
REITs-Warehouse/Industrial — 4.6%		
EastGroup Properties	15,200	581
First Potomac Realty Trust	12,600	146
ProLogis	125,882	1,500
Total REITs-Warehouse/Industrial		2,227
Total Common Stock (Cost $34,367)		**46,563**
Money Market Fund — 5.9%		
Dreyfus Cash Management Fund, Institutional Class, 0.182% (A)	2,828,420	2,828
Total Money Market Fund (Cost $2,828)		**2,828**
Total Investments — 103.0% (Cost $37,195)		**49,391**
Other Assets and Liabilities, Net — (3.0)%		**(1,457)**
Total Net Assets — 100.0%		**$ 47,934**

For descriptions of abbreviations and footnotes, please refer to page 103.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of September 30, 2009 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$46,563	$—	$—	$46,563
Money Market Fund	2,828	—	—	2,828
Total Investments	$49,391	$—	$—	$49,391

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL LARGE CAP GROWTH FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ashfield Capital Partners, LLC[1]

Performance Highlights

- For the six-month period ended September 30, 2009, the Old Mutual Large Cap Growth Fund (the "Fund") underperformed its benchmark, the Russell 1000 Growth Index (the "Index"). The Fund's Class Z shares posted a 30.77% return versus a 32.58% return for the Index.

- From a sector perspective, the Fund's underweight to the consumer staples sector was a positive contributor to Fund performance, as investors continued to position their portfolios toward economic recovery and away from defensive positions. The Fund's overweight to the financials sector was also a positive contributor to Fund performance, as it was one of the best performing sectors in the Index. Despite the rise in oil prices during the period, the Fund's overweight to the energy sector detracted from performance. In addition, the Fund's cash holdings during the up-trending market also detracted from the Fund's performance.

- From a stock selection perspective, the Fund's stock selection contributed to Fund performance. Although the Fund's overweight to the energy sector detracted from Fund performance, the Fund's stock selection helped offset the negative impact on Fund performance. Stock selection in the energy sector focused on oil service industries, including National Oilwell Varco, Cameron International, and Halliburton. While the Fund's overweight to the health care sector detracted from Fund performance, the Fund's stock selection in the health care sector contributed to Fund performance. The most notable contributor was Cerner, a health care information technology company. Stock selection within the industrials sector proved to be challenging, with the perceived strength of the global economic recovery coming into question, especially toward the end of the third quarter of 2009. Stocks held within the consumer discretionary sector also reflected uncertainty of economic recovery in companies such as Family Dollar Stores and McDonalds.

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended September 30, 2009, the Old Mutual Large Cap Growth Fund (the "Fund") underperformed its benchmark, the Russell 1000 Growth Index (the "Index"). The Fund's Class Z shares posted a 30.77% return versus a 32.58% return for the Index. Performance for all share classes can be found on page 44.

Q. What investment environment did the Fund face during the past period?

A. The stock market maintained an upward trajectory throughout the six-month period ended September 30, 2009, providing much needed relief for equity investors as stocks rallied across the board and helped to mend some of the losses from prior periods. Much of the rally was due in part to an improvement in recent economic and financial news, including massive government intervention that led to a gradual easing of the recession's grip on the U.S. economy. Although unemployment continued to climb closer to 10% across the U.S., declines in the housing market began to slow, and even stabilize, in certain areas. Credit markets began to thaw as several large banks and brokerage firms tapped the capital markets. Investor confidence seemed to be on the rise, and most observers were cautiously optimistic about a gradual improvement in consumption outlays and economic prosperity. During the period, all capitalization segments of stocks recorded positive returns and value stocks outperformed growth stocks.

Q. Which market factors influenced the Fund's relative performance?

A. Within the large-capitalization growth area of the market, smaller companies took a leadership position during the market rally. For example, companies within the Index with market capitalizations below $1.6 billion advanced 62% for the period, while companies with market capitalizations above $7.7 billion were up 21%. While the smallest companies represent a relatively small portion of the Index, their returns created a headwind for the Fund, as the Fund did not have exposure to this segment of the market. However, the Fund's overweight position and stock selection in larger companies were almost enough to mitigate those returns.

Q. How did portfolio composition affect Fund performance?

A. From a sector perspective, the Fund's underweight to the consumer staples sector was a positive contributor to Fund performance, as investors continued to position their portfolios toward economic recovery and away from defensive positions. The Fund's overweight to the financials sector was also a positive contributor to Fund performance, as it was one of the best performing sectors in the Index. Despite the rise in oil prices during the period, the Fund's overweight to the energy sector detracted from performance. In addition, the Fund's cash holdings during the up-trending market also detracted from the Fund's performance.

From a stock selection perspective, the Fund's stock selection contributed to Fund performance. Although the Fund's overweight to the energy sector detracted from Fund performance, the Fund's stock selection helped offset the negative impact on Fund performance. Stock selection in the energy sector focused on oil service industries, including National Oilwell Varco, Cameron International, and Halliburton. While the Fund's overweight to the health care sector detracted from Fund performance, the Fund's stock selection in the health care sector contributed to Fund performance. The most notable contributor was Cerner, a health care information technology company. Stock selection within the industrials sector proved to be challenging, with the perceived strength of the global economic recovery coming into question, especially toward the end of the third quarter of 2009. Stocks held within the consumer discretionary sector also reflected uncertainty of economic recovery in companies such as Family Dollar Stores and McDonalds.

Q. What is the investment outlook for the large-cap growth equity market?

A. Ashfield Capital Partners, LLC ("Ashfield"), the Fund's sub-adviser, believes that in the current environment, higher quality stocks should outperform in the near and longer term. However, Ashfield points out that in the rally that has been in place for the past six-month period, lower quality stocks have far outpaced their higher quality counterparts and as a result, the valuation difference between higher and lower quality names has diminished significantly. In Ashfield's opinion, this implies that higher quality, more stable companies with lower earnings risk, strong franchises, and healthy balance sheets may be purchased at a relative valuation discount, and Ashfield believes that higher quality names have the potential to outperform over the long run.

Top Ten Holdings
as of September 30, 2009

Apple	3.2%
priceline.com	2.8%
Cisco Systems	2.7%
Microsoft	2.6%
International Business Machines	2.6%
Qualcomm	2.6%
Cerner	2.5%
Google, Cl A	2.4%
Henry Schein	2.3%
Cia de Bebidas das Americas ADR	2.3%
As a % of Total Fund Investments	26.0%

[1] Effective August 8, 2009, the Fund's assets managed by Turner Investment Partners, Inc. were transferred to Ashfield Capital Partners, LLC ("Ashfield") and Ashfield became the sole sub-adviser for the Fund.

OLD MUTUAL LARGE CAP GROWTH FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (Unaudited)

As of September 30, 2009 (Unaudited)

Average Annual Total Returns as of September 30, 2009

	Inception Date	6 Month Return	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	11/29/96	30.77%	(6.46)%	0.19%	(2.28)%	5.61%
Class A with load	09/30/03	23.12%	(12.05)%	(1.26)%	n/a	0.30%
Class A without load	09/30/03	30.61%	(6.68)%	(0.08)%	n/a	1.30%
Class C with load	09/30/03	29.06%	(8.33)%	(0.81)%	n/a	0.56%
Class C without load	09/30/03	30.06%	(7.40)%	(0.81)%	n/a	0.56%
Institutional Class	12/20/06[1]	30.76%	(6.31)%	n/a	n/a	(7.61)%
Russell 1000 Growth Index	11/29/96	32.58%	(1.85)%	1.86%	(2.56)%	2.98%

Past performance is not a guarantee of future results. Part of the Fund's performance is due to amounts received from class action and/or regulatory settlements. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. Information about these performance results and the comparative index can be found on pages 1-3.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Prior to January 1, 2006, the Fund was managed by an investment manager different than the Fund's current adviser and sub-adviser. In addition, prior to February 10, 2007, the Fund was co-managed by a sub-adviser other than Ashfield Capital Partners, LLC ("Ashfield"), and effective August 8, 2009, Ashfield became the sole sub-adviser to the Fund. As a result, the Fund's performance prior to these dates, may not be indicative of how the Fund will perform in the future. Prior to April 29, 2008, the Fund was named the Old Mutual Large Cap Growth Concentrated Fund.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C and Institutional Class shares (as reported in the supplement dated July 29, 2009 to the July 29, 2009 prospectuses) are 1.47% and 1.01%; 2.30% and 1.26%; 3.15% and 2.01%; and 8.84% and 0.91%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 1999 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of September 30, 2009 — % of Total Fund Investments



SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2009 (UNAUDITED)

Description	Shares	Value (000)
Common Stock — 99.6%		
Agricultural Chemicals — 0.9%		
Monsanto	24,278	$ 1,879
Total Agricultural Chemicals		1,879
Applications Software — 4.1%		
Microsoft	210,158	5,441
Red Hat*	105,380	2,913
Total Applications Software		8,354
Athletic Footwear — 1.3%		
Nike, Cl B	41,385	2,678
Total Athletic Footwear		2,678
Beverages-Non-Alcoholic — 2.1%		
PepsiCo	73,020	4,283
Total Beverages-Non-Alcoholic		4,283
Brewery — 2.3%		
Cia de Bebidas das Americas ADR	58,015	4,772
Total Brewery		4,772
Cable/Satellite TV — 1.7%		
DIRECTV Group*	128,814	3,553
Total Cable/Satellite TV		3,553
Chemicals-Specialty — 1.9%		
Ecolab	82,995	3,837
Total Chemicals-Specialty		3,837
Commercial Services-Finance — 1.0%		
Visa, Cl A	29,605	2,046
Total Commercial Services-Finance		2,046
Computer Services — 2.8%		
Accenture	63,375	2,362
Cognizant Technology Solutions, Cl A*	85,925	3,322
Total Computer Services		5,684
Computers — 7.7%		
Apple*	35,065	6,500
Hewlett-Packard	83,075	3,922
International Business Machines	44,070	5,271
Total Computers		15,693
Consulting Services — 0.9%		
FTI Consulting*	40,930	1,744
Total Consulting Services		1,744
Consumer Products-Miscellaneous — 1.3%		
Clorox	46,500	2,735
Total Consumer Products-Miscellaneous		2,735

Description	Shares	Value (000)
Cosmetics & Toiletries — 2.1%		
Procter & Gamble	74,990	$ 4,343
Total Cosmetics & Toiletries		4,343
Cruise Lines — 1.5%		
Carnival	93,315	3,106
Total Cruise Lines		3,106
Disposable Medical Products — 1.7%		
C.R. Bard	45,230	3,556
Total Disposable Medical Products		3,556
Diversified Banking Institution — 1.1%		
Goldman Sachs Group	12,275	2,263
Total Diversified Banking Institution		2,263
Diversified Manufacturing Operations — 1.0%		
Danaher	30,045	2,023
Total Diversified Manufacturing Operations		2,023
E-Commerce/Services — 2.8%		
priceline.com*	35,185	5,834
Total E-Commerce/Services		5,834
Electronic Components-Semiconductors — 4.6%		
Intel	172,935	3,384
Texas Instruments	169,115	4,006
Xilinx	84,120	1,970
Total Electronic Components-Semiconductors		9,360
Engineering/R&D Services — 5.4%		
ABB ADR	162,770	3,262
Aecom Technology*	116,965	3,175
Foster Wheeler*	65,600	2,093
Jacobs Engineering Group*	54,120	2,487
Total Engineering/R&D Services		11,017
Enterprise Software/Services — 1.6%		
SAP ADR	67,084	3,278
Total Enterprise Software/Services		3,278
Fiduciary Banks — 3.5%		
Northern Trust	47,356	2,754
State Street	85,390	4,492
Total Fiduciary Banks		7,246
Finance-Investment Banker/Broker — 0.9%		
Charles Schwab	94,875	1,817
Total Finance-Investment Banker/Broker		1,817
Industrial Audio & Video Products — 0.9%		
Dolby Laboratories, Cl A*	49,945	1,907
Total Industrial Audio & Video Products		1,907

SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2009 (UNAUDITED)

Description	Shares	Value (000)
Industrial Gases — 2.2%		
Praxair	55,518	$ 4,535
Total Industrial Gases		4,535
Instruments-Scientific — 1.0%		
Thermo Fisher Scientific*	46,330	2,023
Total Instruments-Scientific		2,023
Investment Management/Advisory Services — 2.1%		
T Rowe Price Group	91,981	4,204
Total Investment Management/Advisory Services		4,204
Machinery-Farm — 0.6%		
AGCO*	42,615	1,178
Total Machinery-Farm		1,178
Machinery-Pumps — 1.4%		
Flowserve	29,855	2,942
Total Machinery-Pumps		2,942
Medical Information Systems — 2.5%		
Cerner*	67,642	5,060
Total Medical Information Systems		5,060
Medical Products — 5.6%		
Henry Schein*	87,240	4,790
Johnson & Johnson	67,380	4,103
Varian Medical Systems*	60,126	2,533
Total Medical Products		11,426
Medical-Biomedical/Genetic — 2.2%		
Amgen*	73,294	4,415
Total Medical-Biomedical/Genetic		4,415
Networking Products — 2.7%		
Cisco Systems*	234,381	5,517
Total Networking Products		5,517
Oil Companies-Exploration & Production — 1.6%		
Southwestern Energy*	77,458	3,306
Total Oil Companies-Exploration & Production		3,306
Oil Companies-Integrated — 1.0%		
Petroleo Brasileiro ADR	43,865	2,013
Total Oil Companies-Integrated		2,013
Oil Field Machinery & Equipment — 3.9%		
Cameron International*	103,080	3,899
National Oilwell Varco*	95,245	4,108
Total Oil Field Machinery & Equipment		8,007

Description	Shares	Value (000)
Oil-Field Services — 2.7%		
Halliburton	97,310	$ 2,639
Schlumberger	49,501	2,950
Total Oil-Field Services		5,589
Pharmacy Services — 1.4%		
Express Scripts*	35,995	2,793
Total Pharmacy Services		2,793
Retail-Apparel/Shoe — 1.5%		
Gap	138,710	2,968
Total Retail-Apparel/Shoe		2,968
Retail-Discount — 1.3%		
Wal-Mart Stores	53,215	2,612
Total Retail-Discount		2,612
Retail-Restaurants — 3.0%		
Darden Restaurants	45,600	1,556
McDonald's	80,765	4,609
Total Retail-Restaurants		6,165
Telecommunications Equipment — 1.0%		
Harris	56,295	2,117
Total Telecommunications Equipment		2,117
Transport-Rail — 1.8%		
Union Pacific	64,735	3,777
Total Transport-Rail		3,777
Web Portals/ISP — 2.4%		
Google, Cl A*	9,834	4,876
Total Web Portals/ISP		4,876
Wireless Equipment — 2.6%		
Qualcomm	116,817	5,254
Total Wireless Equipment		5,254
Total Common Stock (Cost $184,198)		203,785
Money Market Fund — 0.6%		
Dreyfus Cash Management Fund, Institutional Class, 0.182% (A)	1,232,659	1,233
Total Money Market Fund (Cost $1,233)		1,233
Total Investments — 100.2% (Cost $185,431)		205,018
Other Assets and Liabilities, Net — (0.2)%		(436)
Total Net Assets — 100.0%		$ 204,582

For descriptions of abbreviations and footnotes, please refer to page 103.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of September 30, 2009 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$203,785	$—	$—	$203,785
Money Market Fund	1,233	—	—	1,233
Total Investments	$205,018	$—	$—	$205,018

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL STRATEGIC SMALL COMPANY FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisers: Ashfield Capital Partners, LLC; Copper Rock Capital Partners, LLC; and Eagle Asset Management, Inc.

Performance Highlights

- *For the six-month period ended September 30, 2009, the Old Mutual Strategic Small Company Fund (the "Fund") underperformed its benchmark, the Russell 2000 Growth Index (the "Index"). The Fund's Class Z shares posted a 34.07% return versus a 43.06% return for the Index and a 43.95% return for the Russell 2000 Index.*

- *From a sector perspective, an underweight in the health care sector contributed to the Fund's performance. An overweight in the materials sector and stock selection in the consumer staples sector also contributed to the Fund's performance. On the other side of the equation, stock selection in the consumer discretionary sector detracted from Fund performance, as did stock selection in the financials and information technology sectors.*

- *Among the stocks that contributed positively to the Fund's performance were Green Mountain Coffee Roasters, Bally Technologies, and Perfect World.*

- *Detractors from Fund performance included American Public Education, Huron Consulting Group (no longer a Fund holding), and CardioNet (no longer a Fund holding).*

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended September 30, 2009, the Old Mutual Strategic Small Company Fund (the "Fund") underperformed its benchmark, the Russell 2000 Growth Index (the "Index"). The Fund's Class Z shares posted a 34.07% return versus a 43.06% return for the Index and a 43.95% return for the Russell 2000 Index. Performance for all share classes can be found on page 51.

Q. What investment environment did the Fund face during the past period?

A. The market rebounded strongly during the six-month period ended September 30, 2009, driven by low market capitalization, low return on equity, low price, and non-earning stocks. Market rebounds led by stocks with these characteristics are typical of the beginning stages of economic recoveries. Many companies began to emerge from the economic depths during the period, with microcap companies demonstrating significant advances during the period.

Q. Which market factors influenced the Fund's relative performance?

A. Ashfield Capital Partners, LLC ("Ashfield"), a sub-adviser to the Fund, notes that its portion of the Fund suffered from negative stock selection even in the face of positive sector allocation. The bulk of its underperformance during the period was tied to poor security selection in the consumer discretionary sector, though stock selection in the financials and information technology sectors also contributed to underperformance. Sector allocations that contributed to Fund performance included consumer discretionary, financials, information technology, and telecommunications services.

Copper Rock Capital Partners, LLC ("Copper Rock"), a sub-adviser to the Fund, notes that its portion of the Fund benefited from stock selection in the industrial sector, with several individual stocks in that sector helping Fund performance. Copper Rock notes that its most challenging sector this period was the health care sector, which detracted from Fund performance due to the uncertainty around policy changes with respect to possible health care policy reform. Copper Rock points out that given the continued uncertainty with respect to health care policy reform, it reduced individual stock weights in the health care sector and its portion of the Fund is underweighted to the health care sector as compared to the Index.

Eagle Asset Management, Inc. ("Eagle"), a sub-adviser to the Fund, notes that its portion of the Fund suffered negative effects in the more cyclical sectors such as the industrials and consumer discretionary sectors. Eagle's portion of the Fund outperformed the Index in the health care sector due to Eagle's selection of stocks that were not impacted by proposed health care reform bills.

Q. How did portfolio composition affect Fund performance?

A. From a sector perspective, an underweight in the health care sector contributed to the Fund's performance. An overweight in the materials sector and stock selection in the consumer staples sector also contributed to the Fund's performance. On the other side of the equation, stock selection in the consumer discretionary sector detracted from Fund performance, as did stock selection in the financials and information technology sectors.

Among the stocks that contributed positively to the Fund's performance were Green Mountain Coffee Roasters, Bally Technologies, and Perfect World. Specialty coffee roaster, Green Mountain Coffee Roasters, had strong sales in the second quarter of 2009. The company also entered an agreement with Walmart which the market expects may increase its long-term earnings potential. Bally Technologies, a worldwide gaming company, saw its stock price react well to news of gaming expansion initiatives in Illinois, Ohio, and California. Online gaming company, Perfect World, saw its earnings rise this period due to better than expected performance of a newly launched game.

Detractors from Fund performance included American Public Education, Huron Consulting Group (no longer a Fund holding), and CardioNet (no longer a Fund holding). American Public Education, an online provider of postsecondary education, was harmed as investors believed their fundamentals would deteriorate as the stock market rebounded. Huron Consulting Group, a provider of financial and operational consulting services, saw its stock price fall when it announced it would restate its financials for the past three years and take a large write-down from incorrect accounting practices which resulted in the departure of key management and potential future client losses. CardioNet, a provider of outpatient management solutions, saw its revenues and margins deteriorate in this period due to the pressure in commercial pricing trends.

Q. What is the investment outlook for the small-cap equity market?

A. Ashfield believes that given the exceptionally strong returns during the period, continued returns at this pace are unlikely. Ashfield believes that investor sentiment may begin to favor other areas, and large-capitalization stocks in particular, in the near-term. Ashfield notes that, given the rapid pace of recovery in global markets, most notably China, revenue growth may be bolstered by overseas demand to the detriment of smaller businesses with less global exposure. While Ashfield also anticipates improving domestic demand, it notes that such demand is dependent in part on firmer labor markets. Ashfield also believes that smaller businesses may face headwinds as the economic recovery unfolds, in the form of limited access to borrowing or more restrictive loan covenants. Against this backdrop, Ashfield believes that its portion of the Fund may benefit from its exposure to what Ashfield believes are high quality investments and companies that may experience gains due to an increase in global demand. Ashfield believes that earnings drive stock prices and smaller companies may offer substantial opportunities to grow at above average rates during the next business cycle.

Copper Rock believes that its portion of the Fund is positioned to take advantage of an economic recovery. The Fund currently has overweight positions in the technology, cyclical, financials, energy, and utilities sectors. In the technology sector, Copper Rock has seen a handful of themes emerge from its bottom-up, fundamental research, such as video becoming more prevalent across the networks. In addition, in networking equipment, a shift to a unified switch fabric has allowed smaller companies to take market share. Copper Rock believes that its portion of the Fund's holdings in the technology sector is positioned to take advantage of this theme. In addition, Copper Rock notes that the software industry has shifted away from a licensing service model with a one-time charge for services toward a subscription-based service model with periodic charges for services. Copper Rock believes this shift may expand opportunities for software vendors and believes that its portion of the Fund is positioned to take advantage of this theme. Copper Rock notes that its portion of the Fund is currently underweight relative to the Index in the health care, consumer staples, telecommunications services, business services, consumer cyclical, and retail sectors. Copper Rock envisions remaining underweight in health care due to the uncertainty of health care policy changes and because the health care sector is generally defensive. Copper Rock believes that earnings estimates have bottomed out and should now begin to follow a normal path higher. Copper Rock notes that the transition from downturns

Top Ten Holdings as of September 30, 2009*	
Green Mountain Coffee Roasters	1.4%
Solutia	1.2%
VistaPrint	1.1%
Solera Holdings	1.0%
TransDigm Group	1.0%
Comstock Resources	0.9%
DealerTrack Holdings	0.9%
Blackboard	0.9%
ArcSight	0.9%
Terex	0.9%
As a % of Total Fund Investments	10.2%

* Excludes short-term money market fund.

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisers: Ashfield Capital Partners, LLC; Copper Rock Capital Partners, LLC; and Eagle Asset Management, Inc.

to expansions in the markets can be sharp and difficult to foresee but Copper Rock believes that a recovery is underway and expansion is occurring. In summary, Copper Rock believes earnings will drive the next leg of the market cycle. Copper Rock believes that by applying its investment process, its portion of the Fund may be well positioned to benefit from the next economic cycle.

Eagle believes that consumers, not businesses, drive economic cycles, in that the consumer is the first to suffer and the first to recover. Eagle is looking for signs that consumers and housing are rebounding so that, in turn, business may begin to experience robust growth. However, Eagle has found little solid evidence of a rebound in consumer and housing strength. While home price indexes increased on a month-to-month basis for the first time in several years in July 2009 and the market reacted strongly to that news, Eagle believes much of the increases may have been the result of non-sustainable factors such as sales mix, the impact of the federal tax credit for first-time home buyers, and a slowdown in foreclosures due to many lenders' increased willingness to renegotiate mortgage terms. Eagle believes high unemployment rates may ultimately trigger more foreclosures, which in turn could re-stress financial institutions. Employment data and housing reports indicate to Eagle a weak consumer and, consequently in Eagle's view, a weak recovery. Nonetheless, Eagle points out that it sees opportunities even during a weak recovery, particularly in high quality stocks. Eagle plans to continue investing its portion of the Fund in cash flow producing companies with limited competition and high barriers to entry.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of September 30, 2009

	Inception Date	6 Month Return	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	12/31/96	34.07%	(6.26)%	2.30%	3.59%	5.74%
Class A with load	07/31/03	26.24%	(11.80)%	0.88%	n/a	1.98%
Class A without load	07/31/03	33.92%	(6.38)%	2.07%	n/a	2.97%
Class C with load	07/31/03	32.50%	(7.92)%	1.32%	n/a	2.21%
Class C without load	07/31/03	33.50%	(6.99)%	1.32%	n/a	2.21%
Institutional Class	12/20/06[1]	34.27%	(6.13)%	n/a	n/a	(7.18)%
Russell 2000 Index[2]	12/31/96	43.95%	(9.55)%	2.41%	4.88%	5.45%
Russell 2000 Growth Index[2]	12/31/96	43.06%	(6.32)%	2.91%	1.10%	2.49%

Past performance is not a guarantee of future results. Part of the Fund's performance is due to amounts received from regulatory settlements. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. Information about these performance results and the comparative indexes can be found on pages 1-3.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

[2] The Fund changed its performance benchmark from the Russell 2000 Index to the Russell 2000 Growth Index as the Russell 2000 Growth Index better reflects the Fund's investment strategy.

As of January 1, 2006, certain of the Fund's assets began to be managed by sub-advisers different than the Fund's former adviser, and the Fund's former adviser became a sub-adviser to the Fund. In addition, effective following the close of business on February 27, 2009, the Fund's former co-sub-adviser was replaced with Ashfield Capital Partners, LLC. As a result, the Fund's performance prior to these dates may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C and Institutional Class shares (as reported in the July 29, 2009 prospectuses) are 1.76% and 1.31%; 4.21% and 1.56%; 59.21% and 2.31%; and 18.24% and 1.06%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 1999 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of September 30, 2009 — % of Total Fund Investments



OLD MUTUAL STRATEGIC SMALL COMPANY FUND — continued

SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2009 (UNAUDITED)

Description	Shares	Value (000)
Common Stock — 99.1%		
Aerospace/Defense — 1.8%		
Cubic	12,425	$ 490
Teledyne Technologies*	11,143	401
TransDigm Group*	22,628	1,127
Total Aerospace/Defense		2,018
Agricultural Operations — 0.5%		
Andersons	14,760	520
Total Agricultural Operations		520
Airlines — 0.9%		
Copa Holdings, Cl A	13,907	619
Gol Linhas Aereas Inteligentes ADR	40,230	413
Total Airlines		1,032
Alternative Waste Technologies — 0.2%		
Calgon Carbon*	18,758	278
Total Alternative Waste Technologies		278
Apparel Manufacturers — 0.6%		
True Religion Apparel*	28,701	744
Total Apparel Manufacturers		744
Applications Software — 0.6%		
EPIQ Systems*	14,523	211
Quest Software*	26,224	442
Total Applications Software		653
Audio/Video Products — 0.4%		
TiVo*	42,753	443
Total Audio/Video Products		443
Auto/Truck Parts & Equipment-Replacement — 0.2%		
Exide Technologies*	26,085	208
Total Auto/Truck Parts & Equipment-Replacement		208
Batteries/Battery Systems — 0.5%		
EnerSys*	28,120	622
Total Batteries/Battery Systems		622
Building & Construction Products-Miscellaneous — 0.2%		
Trex*	11,378	207
Total Building & Construction Products-Miscellaneous		207
Building & Construction-Miscellaneous — 0.4%		
Insituform Technologies, Cl A*	22,955	439
Total Building & Construction-Miscellaneous		439
Building Products-Air/Heating — 0.1%		
AAON	5,883	118
Total Building Products-Air/Heating		118

Description	Shares	Value (000)
Building Products-Cement/Aggregate — 0.4%		
Texas Industries	10,775	$ 452
Total Building Products-Cement/Aggregate		452
Building-Heavy Construction — 0.5%		
KHD Humboldt Wedag International*	19,922	207
Orion Marine Group*	20,360	418
Total Building-Heavy Construction		625
Casino Hotels — 0.2%		
Monarch Casino & Resort*	19,761	213
Total Casino Hotels		213
Casino Services — 0.6%		
Bally Technologies*	18,072	693
Total Casino Services		693
Cellular Telecommunications — 0.3%		
Ceom Israel	11,930	363
Total Cellular Telecommunications		363
Chemicals-Diversified — 1.4%		
FMC	5,260	296
Solutia*	115,224	1,334
Total Chemicals-Diversified		1,630
Chemicals-Specialty — 0.7%		
Balchem	8,997	237
NewMarket	6,510	606
Total Chemicals-Specialty		843
Circuit Boards — 0.3%		
TTM Technologies*	26,690	306
Total Circuit Boards		306
Coatings/Paint — 0.3%		
Valspar	14,035	386
Total Coatings/Paint		386
Coffee — 1.6%		
Diedrich Coffee*	9,332	224
Green Mountain Coffee Roasters*	22,573	1,667
Total Coffee		1,891
Commercial Banks-Central US — 0.3%		
PrivateBancorp	15,239	373
Total Commercial Banks-Central US		373
Commercial Banks-Eastern US — 0.3%		
Signature Bank*	12,688	368
Total Commercial Banks-Eastern US		368

Description	Shares	Value (000)
Commercial Banks-Southern US — 0.3%		
Iberiabank	8,150	$ 371
Total Commercial Banks-Southern US		371
Commercial Services — 0.8%		
ExlService Holdings*	17,996	267
HMS Holdings*	9,397	359
Ticketmaster Entertainment*	24,382	285
Total Commercial Services		911
Commercial Services-Finance — 0.5%		
Morningstar*	4,090	199
Net 1 UEPS Technologies*	18,185	381
Total Commercial Services-Finance		580
Communications Software — 0.3%		
SolarWinds*	17,190	379
Total Communications Software		379
Computer Aided Design — 0.3%		
Ansys*	8,536	320
Total Computer Aided Design		320
Computer Graphics — 0.3%		
Monotype Imaging Holdings*	44,124	371
Total Computer Graphics		371
Computer Services — 1.4%		
3PAR*	34,838	384
IHS, Cl A*	10,078	515
SYKES Enterprises*	17,449	363
VanceInfo Technologies ADR*	16,836	327
Total Computer Services		1,589
Computers-Integrated Systems — 0.3%		
MTS Systems	12,150	355
Total Computers-Integrated Systems		355
Consulting Services — 0.6%		
FTI Consulting*	5,940	253
Maximus	10,077	470
Total Consulting Services		723
Containers-Metal/Glass — 1.7%		
Crown Holdings*	27,665	752
Greif, Cl A	5,098	281
Silgan Holdings	16,700	881
Total Containers-Metal/Glass		1,914
Containers-Paper/Plastic — 0.5%		
Rock-Tenn, Cl A	11,266	531
Total Containers-Paper/Plastic		531

Description	Shares	Value (000)
Data Processing/Management — 1.3%		
Broadridge Financial Solutions	26,809	$ 539
CommVault Systems*	16,260	337
Fiserv*	12,705	612
Total Data Processing/Management		1,488
Decision Support Software — 0.5%		
MSCI, Cl A*	20,949	621
Total Decision Support Software		621
Diagnostic Kits — 0.7%		
Idexx Laboratories*	6,030	302
Meridian Bioscience	18,941	474
Total Diagnostic Kits		776
Disposable Medical Products — 0.7%		
ICU Medical*	15,165	559
Merit Medical Systems*	14,158	245
Total Disposable Medical Products		804
Distribution/Wholesale — 0.8%		
Brightpoint*	53,425	467
Owens & Minor	10,233	463
Total Distribution/Wholesale		930
Diversified Manufacturing Operations — 0.9%		
Acuity Brands	17,440	562
ESCO Technologies*	11,189	441
Total Diversified Manufacturing Operations		1,003
Diversified Operations/Commercial Services — 0.4%		
Chemed	10,454	459
Total Diversified Operations/Commercial Services		459
E-Commerce/Products — 0.2%		
Shutterfly*	14,993	249
Total E-Commerce/Products		249
E-Commerce/Services — 0.5%		
NetFlix*	12,577	581
Total E-Commerce/Services		581
Educational Software — 1.2%		
Blackboard*	28,651	1,082
SkillSoft ADR*	27,525	264
Total Educational Software		1,346
Electric Products-Miscellaneous — 0.4%		
Ametek	14,000	489
Total Electric Products-Miscellaneous		489

Old Mutual Strategic Small Company Fund — continued

Schedule of Investments

As of September 30, 2009 (Unaudited)

Description	Shares	Value (000)
Electric-Transmission — 0.6%		
ITC Holdings	15,092	$ 686
Total Electric-Transmission		686
Electronic Components-Miscellaneous — 0.2%		
Plexus*	8,495	224
Total Electronic Components-Miscellaneous		224
Electronic Components-Semiconductors — 0.9%		
Applied Micro Circuits*	29,269	292
Diodes*	12,100	219
Microchip Technology	19,623	520
Total Electronic Components-Semiconductors		1,031
Electronic Connectors — 0.4%		
Amphenol, Cl A	11,460	432
Total Electronic Connectors		432
Electronic Design Automation — 0.3%		
Synopsys*	16,915	379
Total Electronic Design Automation		379
Electronic Measuring Instruments — 0.3%		
Flir Systems*	12,812	358
Total Electronic Measuring Instruments		358
E-Marketing/Information — 0.4%		
comScore*	24,141	435
Total E-Marketing/Information		435
Energy-Alternate Sources — 0.4%		
Trina Solar ADR*	15,640	503
Total Energy-Alternate Sources		503
Engines-Internal Combustion — 0.2%		
Briggs & Stratton	9,670	188
Total Engines-Internal Combustion		188
Enterprise Software/Services — 1.7%		
JDA Software Group*	14,211	312
Mantech International, Cl A*	7,517	355
Open Text*	10,130	378
SYNNEX*	15,330	467
Tyler Technologies*	23,715	405
Total Enterprise Software/Services		1,917
Entertainment Software — 0.2%		
THQ*	35,635	244
Total Entertainment Software		244
Environmental Consulting & Engineering — 0.5%		
Tetra Tech*	19,622	521
Total Environmental Consulting & Engineering		521

Description	Shares	Value (000)
E-Services/Consulting — 1.1%		
GSI Commerce*	29,262	$ 565
Sapient*	82,793	666
Total E-Services/Consulting		1,231
Finance-Consumer Loans — 0.2%		
Portfolio Recovery Associates*	6,120	277
Total Finance-Consumer Loans		277
Finance-Investment Banker/Broker — 1.2%		
Broadpoint Gleacher Securities*	31,207	260
Evercore Partners, Cl A	11,303	330
MF Global*	80,991	589
TradeStation Group*	25,006	204
Total Finance-Investment Banker/Broker		1,383
Firearms & Ammunition — 0.3%		
Smith & Wesson Holding*	67,580	353
Total Firearms & Ammunition		353
Food-Baking — 0.6%		
Flowers Foods	24,875	654
Total Food-Baking		654
Food-Miscellaneous/Diversified — 0.3%		
Smart Balance*	53,986	331
Total Food-Miscellaneous/Diversified		331
Food-Retail — 0.3%		
Ruddick	14,691	391
Total Food-Retail		391
Footwear & Related Apparel — 0.9%		
Steven Madden*	13,210	486
Wolverine World Wide	20,114	500
Total Footwear & Related Apparel		986
Gambling (Non-Hotel) — 0.2%		
Pinnacle Entertainment*	26,168	267
Total Gambling (Non-Hotel)		267
Hazardous Waste Disposal — 0.9%		
Clean Harbors*	8,368	471
Stericycle*	10,700	518
Total Hazardous Waste Disposal		989
Hotels & Motels — 0.3%		
Home Inns & Hotels Management ADR*	11,272	336
Total Hotels & Motels		336

Description	Shares	Value (000)
Human Resources — 2.7%		
Emergency Medical Services, Cl A*	16,251	$ 756
Heidrick & Struggles International	32,412	754
Hewitt Associates, Cl A*	9,139	333
Kenexa*	20,895	282
Monster Worldwide*	29,805	521
SuccessFactors*	29,027	408
Total Human Resources		3,054
Industrial Audio & Video Products — 0.1%		
Dolby Laboratories, Cl A*	3,869	148
Total Industrial Audio & Video Products		148
Instruments-Scientific — 0.4%		
FEI*	17,850	440
Total Instruments-Scientific		440
Insurance Brokers — 0.5%		
Cninsure ADR	23,400	537
Total Insurance Brokers		537
Internet Application Software — 1.7%		
Art Technology Group*	103,515	400
Cybersource*	26,965	449
DealerTrack Holdings*	57,870	1,094
Total Internet Application Software		1,943
Internet Content-Entertainment — 0.7%		
Perfect World ADR*	16,140	776
Total Internet Content-Entertainment		776
Internet Infrastructure Software — 0.3%		
AsiaInfo Holdings*	20,005	399
Total Internet Infrastructure Software		399
Internet Security — 0.7%		
Blue Coat Systems*	35,794	809
Total Internet Security		809
Investment Management/Advisory Services — 0.3%		
Affiliated Managers Group*	4,925	320
Total Investment Management/Advisory Services		320
Lasers-Systems/Components — 0.6%		
Cymer*	18,121	704
Total Lasers-Systems/Components		704
Leisure & Recreational Products — 0.5%		
WMS Industries*	13,209	589
Total Leisure & Recreational Products		589

Description	Shares	Value (000)
Machine Tools & Related Products — 0.7%		
Kennametal	15,438	$ 380
Lincoln Electric Holdings	9,287	441
Total Machine Tools & Related Products		821
Machinery-Construction & Mining — 1.4%		
Bucyrus International	16,254	579
Terex*	48,792	1,011
Total Machinery-Construction & Mining		1,590
Machinery-General Industry — 0.4%		
Roper Industries	9,825	501
Total Machinery-General Industry		501
Machinery-Pumps — 0.3%		
Graco	10,750	300
Total Machinery-Pumps		300
Medical Information Systems — 0.6%		
Phase Forward*	52,948	743
Total Medical Information Systems		743
Medical Instruments — 2.0%		
Bruker*	36,450	389
Conceptus*	30,343	563
CryoLife*	53,270	425
DexCom*	36,039	286
Techne	5,500	344
Volcano*	19,931	335
Total Medical Instruments		2,342
Medical Labs & Testing Services — 0.9%		
Genoptix*	13,985	486
Laboratory Corp of America Holdings*	8,290	545
Total Medical Labs & Testing Services		1,031
Medical Products — 1.4%		
American Medical Systems Holdings*	25,755	436
Cyberonics*	22,881	365
Luminex*	16,116	274
Zoll Medical*	22,815	491
Total Medical Products		1,566
Medical-Biomedical/Genetic — 2.6%		
Alnylam Pharmaceuticals*	10,813	245
Bio-Rad Laboratories, Cl A*	8,870	815
Cubist Pharmaceuticals*	19,747	399
Emergent Biosolutions*	13,764	243
Halozyme Therapeutics*	58,295	414
Martek Biosciences*	13,553	306
United Therapeutics*	12,746	624
Total Medical-Biomedical/Genetic		3,046

SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2009 (UNAUDITED)

Description	Shares	Value (000)
Medical-Drugs — 2.0%		
Cadence Pharmaceuticals*	17,784	$ 197
Cumberland Pharmaceuticals*	12,173	197
Medivation*	14,355	390
PharMerica*	29,956	556
Savient Pharmaceuticals*	15,802	240
Vanda Pharmaceuticals*	16,083	187
Viropharma*	52,362	504
Total Medical-Drugs		2,271
Medical-Outpatient/Home Medical — 1.5%		
Almost Family*	18,914	563
LHC Group*	15,068	451
Lincare Holdings*	24,039	751
Total Medical-Outpatient/Home Medical		1,765
Miscellaneous Manufacturing — 0.2%		
China Fire & Security Group*	13,390	257
Total Miscellaneous Manufacturing		257
Multi-line Insurance — 0.4%		
Unitrin	24,445	476
Total Multi-line Insurance		476
Networking Products — 2.2%		
Atheros Communications*	22,948	609
LogMeIn*	17,266	316
Polycom*	36,921	988
Starent Networks*	24,539	624
Total Networking Products		2,537
Non-Ferrous Metals — 0.3%		
Horsehead Holding*	24,993	293
Total Non-Ferrous Metals		293
Non-Hazardous Waste Disposal — 0.4%		
Waste Connections*	15,596	450
Total Non-Hazardous Waste Disposal		450
Oil Companies-Exploration & Production — 3.1%		
Arena Resources*	14,950	531
Brigham Exploration*	17,628	160
Carrizo Oil & Gas*	21,630	530
Comstock Resources*	27,388	1,098
InterOil*	2,485	98
Rosetta Resources*	13,651	201
SandRidge Energy*	29,327	380
Swift Energy*	10,118	240
Whiting Petroleum*	5,475	315
Total Oil Companies-Exploration & Production		3,553

Description	Shares	Value (000)
Oil Field Machinery & Equipment — 0.6%		
Dresser-Rand Group*	14,405	$ 448
Lufkin Industries	5,602	298
Total Oil Field Machinery & Equipment		746
Oil-Field Services — 1.6%		
CARBO Ceramics	10,620	547
Core Laboratories	3,412	352
Superior Energy Services*	24,125	543
Superior Well Services*	14,000	136
Tesco*	29,125	232
Total Oil-Field Services		1,810
Paper & Related Products — 0.8%		
Buckeye Technologies*	20,235	217
KapStone Paper and Packaging*	30,995	252
Rayonier	11,820	484
Total Paper & Related Products		953
Patient Monitoring Equipment — 0.2%		
Insulet*	24,066	270
Total Patient Monitoring Equipment		270
Pharmacy Services — 1.0%		
Catalyst Health Solutions*	30,333	884
SXC Health Solutions*	6,427	301
Total Pharmacy Services		1,185
Physician Practice Management — 0.5%		
IPC The Hospitalist*	8,609	271
Mednax*	5,910	325
Total Physician Practice Management		596
Power Conversion/Supply Equipment — 0.4%		
Canadian Solar*	29,295	504
Total Power Conversion/Supply Equipment		504
Printing-Commercial — 1.1%		
VistaPrint*	25,004	1,269
Total Printing-Commercial		1,269
Private Corrections — 0.4%		
Geo Group*	22,980	463
Total Private Corrections		463
Property/Casualty Insurance — 3.1%		
Amerisafe*	30,885	533
Arch Capital Group*	7,375	498
Enstar Group*	7,850	489
Hanover Insurance Group	21,295	880
Meadowbrook Insurance Group	19,412	144
Tower Group	12,272	299
Zenith National Insurance	23,263	719
Total Property/Casualty Insurance		3,562

Description	Shares	Value (000)
Publishing-Books — 0.7%		
John Wiley & Sons, Cl A	21,325	$ 742
Total Publishing-Books		742
Reinsurance — 0.9%		
Allied World Assurance Holdings	12,632	605
Reinsurance Group of America	10,030	447
Total Reinsurance		1,052
Rental Auto/Equipment — 0.3%		
Dollar Thrifty Automotive Group*	15,012	369
Total Rental Auto/Equipment		369
Retail-Apparel/Shoe — 1.5%		
Aeropostale*	11,878	516
Gymboree*	18,473	894
Men's Wearhouse	14,624	361
Total Retail-Apparel/Shoe		1,771
Retail-Auto Parts — 0.2%		
O'Reilly Automotive*	7,630	276
Total Retail-Auto Parts		276
Retail-Automobile — 1.0%		
America's Car-Mart*	21,715	520
Group 1 Automotive	14,070	378
Sonic Automotive, Cl A	22,823	240
Total Retail-Automobile		1,138
Retail-Catalog Shopping — 0.3%		
Coldwater Creek*	44,670	366
Total Retail-Catalog Shopping		366
Retail-Discount — 0.4%		
99 Cents Only Stores*	32,855	442
Total Retail-Discount		442
Retail-Fabric Store — 0.5%		
Jo-Ann Stores*	20,735	556
Total Retail-Fabric Store		556
Retail-Gardening Products — 0.2%		
Tractor Supply*	4,415	214
Total Retail-Gardening Products		214
Retail-Jewelry — 0.2%		
Fuqi International*	7,146	209
Total Retail-Jewelry		209
Retail-Pet Food & Supplies — 0.4%		
PetMed Express	23,764	448
Total Retail-Pet Food & Supplies		448

Description	Shares	Value (000)
Retail-Restaurants — 1.3%		
Buffalo Wild Wings*	11,458	$ 477
California Pizza Kitchen*	23,690	370
Red Robin Gourmet Burgers*	13,500	276
Texas Roadhouse*	34,300	364
Total Retail-Restaurants		1,487
Retail-Sporting Goods — 0.7%		
Hibbett Sports*	26,501	483
Zumiez*	17,214	282
Total Retail-Sporting Goods		765
Schools — 2.1%		
American Public Education*	9,244	321
Capella Education*	13,971	941
Grand Canyon Education*	42,810	763
Lincoln Educational Services*	18,820	431
Total Schools		2,456
Semiconductor Components-Integrated Circuits — 0.9%		
Power Integrations	14,299	477
Techwell*	15,899	175
TriQuint Semiconductor*	48,597	375
Total Semiconductor Components-Integrated Circuits		1,027
Semiconductor Equipment — 1.2%		
Kulicke & Soffa Industries*	42,250	255
MKS Instruments*	18,512	357
Tessera Technologies*	16,519	461
Veeco Instruments*	11,419	266
Total Semiconductor Equipment		1,339
Software Tools — 0.9%		
ArcSight*	42,432	1,021
Total Software Tools		1,021
Telecommunications Equipment — 0.6%		
Comtech Telecommunications*	20,751	689
Total Telecommunications Equipment		689
Telecommunications Equipment-Fiber Optics — 0.2%		
Finisar*	19,883	192
Total Telecommunications Equipment-Fiber Optics		192
Telecommunications Services — 0.7%		
Neutral Tandem*	36,671	835
Total Telecommunications Services		835
Textile-Apparel — 0.3%		
Cherokee	15,250	366
Total Textile-Apparel		366

SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2009 (UNAUDITED)

Description	Shares	Value (000)
Tools-Hand Held — 0.4%		
Snap-On	14,298	$ 497
Total Tools-Hand Held		497
Transactional Software — 1.6%		
ACI Worldwide*	12,911	195
Solera Holdings	37,627	1,171
VeriFone Holdings*	30,985	492
Total Transactional Software		1,858
Transport-Air Freight — 0.3%		
Atlas Air Worldwide Holdings*	9,293	297
Total Transport-Air Freight		297
Transport-Marine — 0.2%		
Genco Shipping & Trading	12,715	264
Total Transport-Marine		264
Transport-Services — 0.3%		
HUB Group, Cl A*	14,107	322
Total Transport-Services		322
Transport-Truck — 0.5%		
Celadon Group*	23,090	261
Con-way	8,575	329
Total Transport-Truck		590
Water — 0.3%		
Pico Holdings*	8,755	292
Total Water		292
Web Portals/ISP — 0.4%		
Sohu.com*	6,800	468
Total Web Portals/ISP		468
Wireless Equipment — 0.7%		
Aruba Networks*	28,823	255
InterDigital*	15,308	355
Novatel Wireless*	21,279	242
Total Wireless Equipment		852
Total Common Stock (Cost $94,908)		114,150
Investment Company — 0.3%		
Growth-Small Cap — 0.3%		
iShares Russell 2000 Growth Index Fund	5,053	331
Total Growth-Small Cap		331
Total Investment Company (Cost $316)		331

Description	Shares	Value (000)
Money Market Fund — 1.3%		
Dreyfus Cash Management Fund, Institutional Class, 0.182% (A)	1,461,381	$ 1,461
Total Money Market Fund (Cost $1,461)		1,461
Total Investments — 100.7% (Cost $96,685)		115,942
Other Assets and Liabilities, Net — (0.7)%		(751)
Total Net Assets — 100.0%		$ 115,191

For descriptions of abbreviations and footnotes, please refer to page 103.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of September 30, 2009 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$114,150	$—	$—	$114,150
Investment Company	331	—	—	331
Money Market Fund	1,461	—	—	1,461
Total Investments	$115,942	$—	$—	$115,942

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL TS&W MID-CAP VALUE FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Thompson, Siegel & Walmsley, LLC

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended September 30, 2009, the Old Mutual TS&W Mid-Cap Value Fund (the "Fund") underperformed its benchmark, the Russell Midcap Value Index (the "Index"). The Fund's Institutional Class shares posted a 31.15% return versus a 49.51% return for the Index. Performance for all share classes can be found on page 61.

Q. What investment environment did the Fund face during the past period?

A. The market rallied during the six-month period ended September 30, 2009 in anticipation of a robust recovery following a deep recession and financial crisis. Many stocks that had suffered the worst during the downturn rebounded the most. Investors recovered their appetites for risk as evidenced by the strong performance of stocks priced below $5 with high debt levels, declining revenues, and higher beta.

Q. Which market factors influenced the Fund's relative performance?

A. Investments in the materials and energy sectors performed the best for the Fund. More defensive sectors, like the consumer staples and utilities sectors, also contributed to the Fund's total return. The consumer discretionary and financials sectors detracted the most from Fund performance. Lack of exposure to real estate investment trusts was the primary cause of underperformance in the financials sector, and stock selection in the consumer discretionary sector contributed to underperformance against the Index.

Q. How did portfolio composition affect Fund performance?

A. Among the stocks that contributed positively to the Fund's performance were Lubrizol, Western Digital, and Universal Health Services. Lubrizol, a leading manufacturer of specialty chemicals, benefited when it posted better than expected earnings for the second quarter of 2009 and later raised its fiscal year guidance, citing improving volume trends and results of cost reduction initiatives. Western Digital, a hard drive manufacturer, benefited from improving demand data points in the semiconductor industry. Universal Health Services, an operator of acute care hospitals and other medical facilities, benefited from cost cutting efforts which resulted in better than expected operating margins.

Detractors from Fund performance included Chubb (no longer a Fund holding), Old Dominion Freight Line, and Apollo Group (no longer a Fund holding). Chubb, a property and casualty insurance provider, reported rising directors' and officers' losses in its professional liability segment. Old Dominion Freight Line, a truckload carrier, saw its stock price fall after major improvement in its top competitor's financial situation. Apollo Group, a provider of higher education through several subsidiaries, saw its stock price decline on concerns regarding bad debt expenses, despite growth in enrollment rates and student retention.

Q. What is the investment outlook for the mid-cap value equity market?

A. Thompson, Siegel & Walmsley, LLC ("TS&W"), the Fund's sub-adviser, notes that investors have a renewed interest in riskier investments, driving stock prices for what were the most distressed companies six months ago to premium valuation levels today. TS&W believes this market movement may lead to a robust recovery that would favor companies with the greatest economic sensitivity. TS&W is hopeful that the economy will recover, and it sees many signs of the economy's potential to do so. These signs include the recapitalization of banks, improved credit markets, and the number of leading economic indicators flattening or pointing up. However, TS&W points out that the speed and magnitude of economic revitalization is by no means certain and significant headwinds likely remain. TS&W believes these headwinds include higher unemployment and higher savings rates, which will likely retard any

---

Performance Highlights

- *For the six-month period ended September 30, 2009, the Old Mutual TS&W Mid-Cap Value Fund (the "Fund") underperformed its benchmark, the Russell Midcap Value Index (the "Index"). The Fund's Institutional Class shares posted a 31.15% return versus a 49.51% return for the Index.*

- *Investments in the materials and energy sectors performed the best for the Fund. More defensive sectors, like the consumer staples and utilities sectors, also contributed to the Fund's total return. The consumer discretionary and financials sectors detracted the most from Fund performance. Lack of exposure to real estate investment trusts was the primary cause of underperformance in the financials sector, and stock selection in the consumer discretionary sector contributed to underperformance against the Index.*

- *Among the stocks that contributed positively to the Fund's performance were Lubrizol, Western Digital, and Universal Health Services.*

- *Detractors from Fund performance included Chubb (no longer a Fund holding), Old Dominion Freight Line, and Apollo Group (no longer a Fund holding).*

TS&W Mid-Cap Value Fund

Management Overview (Unaudited)

Sub-Adviser: Thompson, Siegel & Walmsley, LLC

Top Ten Holdings as of September 30, 2009*	
Garmin	2.5%
Netease.com ADR	2.4%
MFA Financial	2.4%
Fidelity National Information Services	2.3%
NRG Energy	2.3%
Aeropostale	2.2%
DreamWorks Animation SKG, Cl A	2.2%
Crown Holdings	2.2%
Health Care REIT	2.2%
Cablevision Systems, Cl A	2.1%
As a % of Total Fund Investments	22.8%

* Excludes short-term money market fund.

consumer led recovery. In addition, commercial real estate loans may pose a threat to many financial institutions, and tighter credit conditions may continue to make access to capital a nagging concern, especially for smaller companies. TS&W notes that investors seem to be paying a premium for uncertainty in future earnings, and are discounting companies with less risk, better financial and market positions, and more bankable earnings growth. TS&W believes that this may create good buying opportunities and is looking at a number of technology companies, particularly those that provide outsourcing and consulting services. TS&W is also looking at producer durables stocks and machinery and packaging stocks.

PERFORMANCE AND PORTFOLIO SUMMARY (Unaudited)

Average Annual Total Returns as of September 30, 2009

	Inception Date	6 Month Return	1 Year Return	Annualized Inception to Date
Class Z	12/09/08	31.15%	n/a	30.24%
Class A with load	06/04/07	23.19%	(11.18)%	(14.51)%
Class A without load	06/04/07	30.66%	(5.73)%	(12.30)%
Class C with load	06/04/07	29.32%	(7.41)%	(12.89)%
Class C without load	06/04/07	30.32%	(6.48)%	(12.89)%
Institutional Class	06/04/07	31.15%	(5.16)%	(11.85)%
Russell Midcap Value Index	06/04/07	49.51%	(7.12)%	(14.92)%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C and Institutional Class shares (as reported in the July 29, 2009 prospectuses) are 3.21% and 1.13%; 2.54% and 1.41%; 3.11% and 2.16%; and 1.19% and 1.01%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Institutional Class shares on the inception date of June 4, 2007 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of September 30, 2009 — % of Total Fund Investments



OLD MUTUAL TS&W MID-CAP VALUE FUND — continued

SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2009 (UNAUDITED)

Description	Shares	Value (000)
Common Stock — 95.0%		
Aerospace/Defense-Equipment — 1.8%		
Alliant Techsystems*	51,150	$ 3,982
Total Aerospace/Defense-Equipment		3,982
Apparel Manufacturers — 1.3%		
VF	39,500	2,861
Total Apparel Manufacturers		2,861
Brewery — 1.5%		
Malson Coors Brewing, Cl B	70,900	3,451
Total Brewery		3,451
Cable/Satellite TV — 2.1%		
Cablevision Systems, Cl A	200,800	4,769
Total Cable/Satellite TV		4,769
Chemicals-Diversified — 0.7%		
Celanese, Ser A	61,400	1,535
Total Chemicals-Diversified		1,535
Chemicals-Specialty — 1.2%		
Lubrizol	39,000	2,787
Total Chemicals-Specialty		2,787
Coal — 0.5%		
Consol Energy	24,650	1,112
Total Coal		1,112
Commercial Services-Finance — 0.8%		
Global Payments	36,700	1,714
Total Commercial Services-Finance		1,714
Computers-Memory Devices — 1.0%		
Western Digital*	61,000	2,228
Total Computers-Memory Devices		2,228
Consulting Services — 0.9%		
SAIC*	122,300	2,145
Total Consulting Services		2,145
Containers-Metal/Glass — 4.2%		
Crown Holdings*	180,300	4,904
Owens-Illinois*	128,900	4,756
Total Containers-Metal/Glass		9,660
Containers-Paper/Plastic — 0.9%		
Packaging Corp of America	104,900	2,140
Total Containers-Paper/Plastic		2,140
Data Processing/Management — 2.3%		
Fidelity National Information Services	202,500	5,166
Total Data Processing/Management		5,166

Description	Shares	Value (000)
Electric-Generation — 1.7%		
AES*	259,000	$ 3,838
Total Electric-Generation		3,838
Electric-Integrated — 6.7%		
CMS Energy	277,400	3,717
OGE Energy	120,100	3,973
PG&E	87,300	3,535
TECO Energy	278,380	3,920
Total Electric-Integrated		15,145
Electronic Components-Miscellaneous — 2.5%		
Garmin	149,400	5,638
Total Electronic Components-Miscellaneous		5,638
Enterprise Software/Services — 3.2%		
BMC Software*	102,150	3,834
Sybase*	90,450	3,519
Total Enterprise Software/Services		7,353
Filtration/Separation Products — 0.7%		
Pall	49,150	1,587
Total Filtration/Separation Products		1,587
Finance-Investment Banker/Broker — 0.7%		
TD Ameritrade Holding*	83,600	1,640
Total Finance-Investment Banker/Broker		1,640
Food-Retail — 1.0%		
Kroger	105,000	2,167
Total Food-Retail		2,167
Gas-Distribution — 2.6%		
Centerpoint Energy	161,450	2,007
Sempra Energy	77,000	3,835
Total Gas-Distribution		5,842
Gold Mining — 1.5%		
Randgold Resources ADR	48,200	3,368
Total Gold Mining		3,368
Human Resources — 1.7%		
Hewitt Associates, Cl A*	109,150	3,976
Total Human Resources		3,976
Independent Power Producer — 2.2%		
NRG Energy*	181,500	5,117
Total Independent Power Producer		5,117
Insurance Brokers — 1.7%		
Willis Group Holdings	138,590	3,911
Total Insurance Brokers		3,911

Description	Shares	Value (000)
Internet Security — 1.8%		
Symantec*	248,200	$ 4,088
Total Internet Security		4,088
Medical Information Systems — 1.7%		
Cerner*	52,800	3,949
Total Medical Information Systems		3,949
Medical Labs & Testing Services — 1.7%		
Quest Diagnostics	73,300	3,826
Total Medical Labs & Testing Services		3,826
Medical Products — 1.7%		
Hospira*	88,800	3,960
Total Medical Products		3,960
Medical-Biomedical/Genetic — 0.9%		
Life Technologies*	44,646	2,078
Total Medical-Biomedical/Genetic		2,078
Medical-Drugs — 5.3%		
Biovail	279,700	4,316
Forest Laboratories*	135,700	3,995
King Pharmaceuticals*	358,400	3,860
Total Medical-Drugs		12,171
Medical-Hospitals — 1.0%		
Universal Health Services, Cl B	35,400	2,192
Total Medical-Hospitals		2,192
Motion Pictures & Services — 2.2%		
DreamWorks Animation SKG, Cl A*	141,400	5,030
Total Motion Pictures & Services		5,030
Non-Hazardous Waste Disposal — 1.5%		
Republic Services	124,915	3,319
Total Non-Hazardous Waste Disposal		3,319
Oil & Gas Drilling — 1.0%		
Noble	58,100	2,205
Total Oil & Gas Drilling		2,205
Oil Companies-Exploration & Production — 2.7%		
PetroHawk Energy*	167,700	4,060
Questar	58,300	2,190
Total Oil Companies- Exploration & Production		6,250
Pipelines — 0.9%		
Oneok	58,500	2,142
Total Pipelines		2,142

Description	Shares	Value (000)
Property/Casualty Insurance — 2.4%		
Arch Capital Group*	49,350	$ 3,333
HCC Insurance Holdings	80,400	2,199
Total Property/Casualty Insurance		5,532
Reinsurance — 3.3%		
PartnerRe	49,500	3,809
RenaissanceRe Holdings	68,150	3,732
Total Reinsurance		7,541
REITs-Health Care — 3.8%		
Health Care REIT	117,400	4,886
Nationwide Health Properties	122,300	3,790
Total REITs-Health Care		8,676
REITs-Mortgage — 2.4%		
MFA Financial	692,200	5,510
Total REITs-Mortgage		5,510
Retail-Apparel/Shoe — 3.9%		
Aeropostale*	117,400	5,103
Ross Stores	77,400	3,697
Total Retail-Apparel/Shoe		8,800
Retail-Consumer Electronics — 1.0%		
RadioShack	138,600	2,297
Total Retail-Consumer Electronics		2,297
Retail-Discount — 1.4%		
Dollar Tree*	66,600	3,242
Total Retail-Discount		3,242
Retail-Major Department Store — 1.5%		
TJX	90,000	3,344
Total Retail-Major Department Store		3,344
Satellite Telecommunications — 1.8%		
EchoStar, Cl A*	223,525	4,126
Total Satellite Telecommunications		4,126
Semiconductor Components-Integrated Circuits — 1.0%		
Marvell Technology Group*	136,800	2,215
Total Semiconductor Components-Integrated Circuits		2,215
Telephone-Integrated — 1.5%		
Windstream	335,300	3,397
Total Telephone-Integrated		3,397
Transport-Truck — 0.8%		
Old Dominion Freight Line*	59,900	1,823
Total Transport-Truck		1,823

SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2009 (UNAUDITED)

Description	Shares	Value (000)
Web Portals/ISP — 2.4%		
Netease.com ADR*	120,700	$ 5,514
Total Web Portals/ISP		5,514
Total Common Stock (Cost $185,203)		216,359
Money Market Fund — 4.7%		
Dreyfus Cash Management Fund, Institutional Class, 0.182% (A)	10,614,111	10,614
Total Money Market Fund (Cost $10,614)		10,614
Total Investments — 99.7% (Cost $195,817)		226,973
Other Assets and Liabilities, Net — 0.3%		638
Total Net Assets — 100.0%		$ 227,611

For descriptions of abbreviations and footnotes, please refer to page 103.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of September 30, 2009 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$216,359	$—	$—	$216,359
Money Market Fund	10,614	—	—	10,614
Total Investments	$226,973	$—	$—	$226,973

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL TS&W SMALL CAP VALUE FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Thompson, Siegel & Walmsley, LLC

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended September 30, 2009, the Old Mutual TS&W Small Cap Value Fund (the "Fund") underperformed its benchmark, the Russell 2000 Value Index (the "Index"). The Fund's Class Z shares posted a 35.08% return versus a 44.79% return for the Index. Performance for all share classes can be found on page 67.

Q. What investment environment did the Fund face during the past period?

A. The market rallied during the six-month period ended September 30, 2009 in anticipation of a robust recovery following a deep recession and financial crisis. Many stocks that had suffered the worst during the downturn rebounded the most. Investors recovered their appetites for risk as evidenced by the strong performance of stocks priced below $5 with high debt levels, declining revenues, and higher beta.

Q. Which market factors influenced the Fund's relative performance?

A. The small-capitalization value market and the Fund were both led by pro-cyclical sectors, especially the energy sector. The financials and utilities sectors also contributed to the Fund's total return. Stock selection in the consumer discretionary and information technology sectors detracted the most from Fund performance.

Q. How did portfolio composition affect Fund performance?

A. Among the stocks that contributed positively to the Fund's performance were SXC Health Solutions, WMS Industries, and JOS A Bank Clothiers. SXC Health Solutions, a leading provider of health care technology solutions, benefited from new contracts and acquiring another health care technology company. WMS Industries, a casino gaming machine maker, benefited from strong gaming operations and higher selling prices. JOS A Bank Clothiers, a men's clothing retailer, benefited by offering compelling discounts to consumers while still preserving margins.

Detractors from Fund performance included Susquehanna Bancshares, CIT Group (no longer a Fund holding), and Force Protection. Susquehanna Bancshares, a retail and commercial banking firm, saw its stock price decline due to ongoing credit deterioration in the company's commercial real estate portfolio, especially in the mid-Atlantic region. CIT Group, a commercial financing and leasing company, saw its stock price depreciate as the company continued to experience wider than expected credit losses. Force Protection, an armored vehicle manufacturer, saw its stock price suffer after it lost a government contract bid for new armored combat vehicles to one of its competitors.

Performance Highlights

- *For the six-month period ended September 30, 2009, the Old Mutual TS&W Small Cap Value Fund (the "Fund") underperformed its benchmark, the Russell 2000 Value Index (the "Index"). The Fund's Class Z shares posted a 35.08% return versus a 44.79% return for the Index.*

- *The small-capitalization value market and the Fund were both led by pro-cyclical sectors, especially the energy sector. The financials and utilities sectors also contributed to the Fund's total return. Stock selection in the consumer discretionary and information technology sectors detracted the most from Fund performance.*

- *Among the stocks that contributed positively to the Fund's performance were SXC Health Solutions, WMS Industries, and JOS A Bank Clothiers.*

- *Detractors from Fund performance included Susquehanna Bancshares, CIT Group (no longer a Fund holding), and Force Protection.*

OLD MUTUAL TS&W SMALL CAP VALUE FUND — continued

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Thompson, Siegel & Walmsley, LLC

Top Ten Holdings as of September 30, 2009*	
Cleco	1.7%
SXC Health Solutions	1.7%
Cash America International	1.6%
JOS A Bank Clothiers	1.5%
Euronet Worldwide	1.5%
GeoEye	1.5%
Comtech Telecommunications	1.5%
Omega Healthcare Investors	1.5%
3Com	1.4%
Thompson Creek Metals	1.4%
As of % of Total Fund Investments	15.3%

* Excludes short-term money market fund.

Q. What is the investment outlook for the small-cap value equity market?

A. Thompson, Siegel & Walmsley, LLC ("TS&W"), the Fund's sub-adviser, has moved to a more cyclical posture in the Fund and is looking to continue adding holdings that may likely outperform during an economic recovery. TS&W notes that stocks in the materials sector are ranking favorably and may provide opportunities. TS&W believes that the speculative rally over the last several months may be over and TS&W is less inclined to hold those stocks and industries that have rallied the most, given what TS&W sees as the unattractive risk/reward profile of those stocks. TS&W expects that valuation and quality will likely get more attention from investors as the reality of a slow growth recovery sets in. TS&W has taken steps to minimize the potential underperformance from a continuation of the current market trajectory, while still attempting to position the Fund for the more orderly and rational market it expects will eventually replace the speculative one that investors have experienced during the last several months.

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of September 30, 2009

	Inception Date	6 Month Return	1 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Class Z*	07/31/00	35.08%	(10.80)%	3.86%	11.46%
Class A with load	07/31/03	27.13%	(16.14)%	2.37%	7.31%
Class A without load	07/31/03	34.84%	(11.04)%	3.59%	8.35%
Class C with load	07/31/03	33.46%	(12.28)%	2.89%	7.59%
Class C without load	07/31/03	34.46%	(11.51)%	2.89%	7.59%
Institutional Class	12/09/08	35.16%	n/a	n/a	28.27%
Russell 2000 Value Index	07/31/00	44.79%	(12.61)%	1.78%	7.58%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

* Data prior to the Fund's inception on July 25, 2003 includes performance of a predecessor fund whose inception date was July 31, 2000. The predecessor fund was managed by TS&W and had investment goals, strategies and policies that were substantially similar to the Fund. However, the predecessor fund was not registered under the Investment Company Act of 1940, as amended ("1940 Act"), nor was it subject to certain investment limitations, diversification requirements and other restrictions imposed by the 1940 Act and the Internal Revenue Code, and the Fund's performance prior to July 25, 2003 may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C, and Institutional Class shares (as reported in the July 29, 2009 prospectuses) are 1.38% and 1.26%; 3.26% and 1.51%; 4.55% and 2.26%; and 1.23% and 1.11%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on the inception date of July 31, 2000 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of September 30, 2009 — % of Total Fund Investments



OLD MUTUAL TS&W SMALL CAP VALUE FUND — continued

SCHEDULE OF INVESTMENTS

As of September 30, 2009 (Unaudited)

Description	Shares	Value (000)
Common Stock — 95.4%		
Advanced Materials/Products — 0.3%		
Ceradyne*	20,300	$ 372
Total Advanced Materials/Products		372
Aerospace/Defense-Equipment — 2.6%		
Curtiss-Wright	42,300	1,444
Kaman	20,900	459
Orbital Sciences*	81,180	1,215
Total Aerospace/Defense-Equipment		3,118
Agricultural Operations — 1.4%		
Andersons	46,200	1,626
Total Agricultural Operations		1,626
Airlines — 1.3%		
Hawaiian Holdings*	179,900	1,486
Total Airlines		1,486
Apparel Manufacturers — 1.1%		
Carter's*	50,300	1,343
Total Apparel Manufacturers		1,343
Auto Repair Centers — 1.4%		
Monro Muffler	52,000	1,653
Total Auto Repair Centers		1,653
Auto-Medium & Heavy Duty Trucks — 0.7%		
Force Protection*	160,550	877
Total Auto-Medium & Heavy Duty Trucks		877
Building Products-Doors & Windows — 0.5%		
Apogee Enterprises	37,400	562
Total Building Products-Doors & Windows		562
Casino Hotels — 0.5%		
Ameristar Casinos	39,900	630
Total Casino Hotels		630
Cellular Telecommunications — 1.3%		
Syniverse Holdings*	88,600	1,551
Total Cellular Telecommunications		1,551
Chemicals-Diversified — 2.0%		
Olin	83,800	1,461
Solutia*	78,400	908
Total Chemicals-Diversified		2,369
Chemicals-Plastics — 1.2%		
A Schulman	45,500	907
Spartech	52,900	570
Total Chemicals-Plastics		1,477

Description	Shares	Value (000)
Circuit Boards — 0.8%		
Multi-Fineline Electronix*	31,300	$ 899
Total Circuit Boards		899
Commercial Banks-Central US — 1.9%		
First Financial Bankshares	9,100	450
Sterling Bancshares	133,150	973
Texas Capital Bancshares*	48,100	810
Total Commercial Banks-Central US		2,233
Commercial Banks-Eastern US — 0.2%		
Susquehanna Bancshares	33,000	194
Total Commercial Banks-Eastern US		194
Commercial Banks-Western US — 1.0%		
SVB Financial Group*	28,400	1,229
Total Commercial Banks-Western US		1,229
Commercial Services-Finance — 4.8%		
Euronet Worldwide*	73,665	1,770
Global Cash Access Holdings*	155,300	1,135
Net 1 UEPS Technologies*	76,100	1,595
Wright Express*	39,100	1,154
Total Commercial Services-Finance		5,654
Consumer Products-Miscellaneous — 0.6%		
Central Garden and Pet*	62,400	733
Total Consumer Products-Miscellaneous		733
Containers-Paper/Plastic — 1.0%		
Temple-Inland	71,800	1,179
Total Containers-Paper/Plastic		1,179
Data Processing/Management — 1.7%		
Acxiom	52,300	495
Fair Isaac	68,200	1,466
Total Data Processing/Management		1,961
Distribution/Wholesale — 1.1%		
MWI Veterinary Supply*	14,200	567
Watsco	12,900	695
Total Distribution/Wholesale		1,262
E-Commerce/Products — 0.4%		
NutriSystem	34,200	522
Total E-Commerce/Products		522
Electric-Integrated — 3.0%		
Cleco	81,200	2,036
El Paso Electric*	85,400	1,509
Total Electric-Integrated		3,545

Description	Shares	Value (000)
Electronic Components-Miscellaneous — 1.1%		
Methode Electronics	73,400	$ 636
Technitrol	72,200	665
Total Electronic Components-Miscellaneous		1,301
Electronic Components-Semiconductors — 0.5%		
International Rectifier*	31,800	620
Total Electronic Components-Semiconductors		620
Electronic Security Devices — 1.1%		
American Science & Engineering	18,400	1,252
Total Electronic Security Devices		1,252
Enterprise Software/Services — 0.7%		
SYNNEX*	26,900	820
Total Enterprise Software/Services		820
Finance-Auto Loans — 0.9%		
AmeriCredit*	66,700	1,053
Total Finance-Auto Loans		1,053
Finance-Consumer Loans — 0.6%		
Ocwen Financial*	61,600	697
Total Finance-Consumer Loans		697
Finance-Investment Banker/Broker — 1.8%		
Investment Technology Group*	58,300	1,628
SWS Group	31,300	451
Total Finance-Investment Banker/Broker		2,079
Financial Guarantee Insurance — 0.8%		
Assured Guaranty	49,400	959
Total Financial Guarantee Insurance		959
Food-Miscellaneous/Diversified — 0.5%		
Hain Celestial Group*	29,800	571
Total Food-Miscellaneous/Diversified		571
Gambling (Non-Hotel) — 0.7%		
Isle of Capri Casinos*	72,800	858
Total Gambling (Non-Hotel)		858
Gas-Distribution — 0.3%		
Laclede Group	9,300	299
Total Gas-Distribution		299
Gold Mining — 1.1%		
Royal Gold	27,500	1,254
Total Gold Mining		1,254
Internet Infrastructure Software — 2.3%		
TeleCommunication Systems, Cl A*	171,500	1,434
TIBCO Software*	140,400	1,332
Total Internet Infrastructure Software		2,766

Description	Shares	Value (000)
Investment Management/Advisory Services — 0.2%		
Altisource Portfolio Solutions*	19,466	$ 281
Total Investment Management/Advisory Services		281
Leisure & Recreational Products — 1.0%		
WMS Industries*	27,900	1,243
Total Leisure & Recreational Products		1,243
Machinery-General Industry — 0.6%		
Manitowoc	81,500	772
Total Machinery-General Industry		772
Medical Information Systems — 1.0%		
Computer Programs & Systems	28,400	1,176
Total Medical Information Systems		1,176
Medical Instruments — 0.4%		
NuVasive*	12,000	501
Total Medical Instruments		501
Medical-Biomedical/Genetic — 0.6%		
PDL BioPharma	95,700	754
Total Medical-Biomedical/Genetic		754
Medical-Drugs — 0.2%		
XenoPort*	13,600	289
Total Medical-Drugs		289
Medical-Hospitals — 1.4%		
Health Management Associates, Cl A*	214,600	1,607
Total Medical-Hospitals		1,607
Medical-Nursing Homes — 0.3%		
Kindred Healthcare*	20,600	334
Total Medical-Nursing Homes		334
Medical-Outpatient/Home Medical — 1.3%		
Amedisys*	35,516	1,550
Total Medical-Outpatient/Home Medical		1,550
Metal Processors & Fabricators — 0.8%		
Dynamic Materials	24,100	481
LB Foster, Cl A*	14,310	438
Total Metal Processors & Fabricators		919
Multimedia — 0.7%		
EW Scripps, Cl A	115,900	869
Total Multimedia		869
Networking Products — 1.4%		
3Com*	321,700	1,682
Total Networking Products		1,682

SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2009 (UNAUDITED)

Description	Shares	Value (000)
Non-Ferrous Metals — 1.4%		
Thompson Creek Metals*	138,500	$ 1,672
Total Non-Ferrous Metals		1,672
Oil & Gas Drilling — 0.5%		
Patterson-UTI Energy	42,700	645
Total Oil & Gas Drilling		645
Oil Companies-Exploration & Production — 2.5%		
GMX Resources*	100,600	1,580
McMoRan Exploration*	180,500	1,363
Total Oil Companies-Exploration & Production		2,943
Oil Refining & Marketing — 1.2%		
Holly	54,200	1,389
Total Oil Refining & Marketing		1,389
Oil-Field Services — 0.6%		
Helix Energy Solutions Group*	51,500	771
Total Oil-Field Services		771
Paper & Related Products — 1.3%		
Schweitzer-Mauduit International	29,300	1,593
Total Paper & Related Products		1,593
Pharmacy Services — 1.7%		
SXC Health Solutions*	43,100	2,017
Total Pharmacy Services		2,017
Property/Casualty Insurance — 3.3%		
Navigators Group*	21,800	1,199
Selective Insurance Group	77,000	1,211
Tower Group	41,000	1,000
Zenith National Insurance	17,460	540
Total Property/Casualty Insurance		3,950
Protection-Safety — 1.4%		
Brink's Home Security Holdings*	52,900	1,629
Total Protection-Safety		1,629
Reinsurance — 1.3%		
Platinum Underwriters Holdings	42,600	1,527
Total Reinsurance		1,527
REITs-Diversified — 1.2%		
PS Business Parks	27,100	1,391
Total REITs-Diversified		1,391
REITs-Health Care — 1.5%		
Omega Healthcare Investors	109,800	1,759
Total REITs-Health Care		1,759

Description	Shares	Value (000)
REITs-Hotels — 0.8%		
LaSalle Hotel Properties	50,200	$ 987
Total REITs-Hotels		987
REITs-Mortgage — 1.4%		
Capstead Mortgage	118,000	1,641
Total REITs-Mortgage		1,641
REITs-Office Property — 1.0%		
BioMed Realty Trust	89,065	1,229
Total REITs-Office Property		1,229
Rental Auto/Equipment — 0.9%		
Avis Budget Group*	84,250	1,126
Total Rental Auto/Equipment		1,126
Retail-Apparel/Shoe — 1.6%		
JOS A Bank Clothiers*	41,200	1,845
Total Retail-Apparel/Shoe		1,845
Retail-Building Products — 1.2%		
Lumber Liquidators*	67,200	1,458
Total Retail-Building Products		1,458
Retail-Pawn Shops — 3.3%		
Cash America International	61,600	1,858
Ezcorp, Cl A*	60,400	825
First Cash Financial Services*	70,000	1,199
Total Retail-Pawn Shops		3,882
Retail-Restaurants — 3.4%		
California Pizza Kitchen*	93,200	1,456
Cracker Barrel Old Country Store	36,400	1,252
Jack in the Box*	66,300	1,358
Total Retail-Restaurants		4,066
Satellite Telecommunications — 1.5%		
GeoEye*	66,000	1,769
Total Satellite Telecommunications		1,769
Semiconductor Components-Integrated Circuits — 0.3%		
Sigma Designs*	27,500	400
Total Semiconductor Components-Integrated Circuits		400
Telecommunications Equipment — 2.6%		
Arris Group*	104,200	1,356
Comtech Telecommunications*	53,036	1,762
Total Telecommunications Equipment		3,118
Therapeutics — 0.7%		
Questcor Pharmaceuticals*	144,100	795
Total Therapeutics		795

Description	Shares	Value (000)
Tobacco — 0.5%		
Universal	15,600	$ 652
Total Tobacco		652
Transport-Equipment & Leasing — 1.5%		
GATX	40,500	1,132
TAL International Group	47,000	668
Total Transport-Equipment & Leasing		1,800
Transport-Marine — 0.8%		
Excel Maritime Carriers	53,000	352
Gulfmark Offshore*	19,100	625
Total Transport-Marine		977
Transport-Services — 0.9%		
Bristow Group*	36,900	1,096
Total Transport-Services		1,096
Transport-Truck — 0.7%		
Old Dominion Freight Line*	26,200	797
Total Transport-Truck		797
Wireless Equipment — 1.3%		
Ceragon Networks*	101,800	861
Novatel Wireless*	58,696	667
Total Wireless Equipment		1,528
Total Common Stock (Cost $94,448)		113,433
Investment Company — 0.8%		
Value-Small Cap — 0.8%		
iShares Russell 2000 Value Index Fund	15,900	899
Total Value-Small Cap		899
Total Investment Company (Cost $858)		899
Money Market Fund — 3.5%		
Dreyfus Cash Management Fund, Institutional Class, 0.182% (A)	4,122,032	4,122
Total Money Market Fund (Cost $4,122)		4,122
Total Investments — 99.7% (Cost $99,428)		118,454
Other Assets and Liabilities, Net — 0.3%		364
Total Net Assets — 100.0%		$ 118,818

For descriptions of abbreviations and footnotes, please refer to page 103.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of September 30, 2009 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$113,433	$—	$—	$113,433
Investment Company	899	—	—	899
Money Market Fund	4,122	—	—	4,122
Total Investments	**$118,454**	**$—**	**$—**	**$118,454**

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

71

OLD MUTUAL BARROW HANLEY CORE BOND FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Barrow, Hanley, Mewhinney & Strauss, Inc.

Performance Highlights

• *For the six-month period ended September 30, 2009, the Old Mutual Barrow Hanley Core Bond Fund (the "Fund") outperformed its benchmark, the Barclays Capital U.S. Aggregate Bond Index (the "Index"). The Fund's Institutional Class shares posted a 9.48% return versus a 5.59% return for the Index.*

• *Performance in the fixed income market during the period was driven by sector exposure with a systemic force moving all securities collectively. As the period progressed into a market chasing yield and inviting higher levels of risk, the environment rewarded sector selection and severely muted the impact of security selection.*

• *Barrow, Hanley, Mewhinney & Strauss, Inc.'s, the Fund's sub-adviser, bias toward corporates, commercial mortgage-backed securities and asset-backed securities, while moving away from U.S. Treasuries and agencies, generated strong outperformance against the Index.*

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended September 30, 2009, the Old Mutual Barrow Hanley Core Bond Fund (the "Fund") outperformed its benchmark, the Barclays Capital U.S. Aggregate Bond Index (the "Index"). The Fund's Institutional Class shares posted a 9.48% return versus a 5.59% return for the Index.

Q. What investment environment did the Fund face during the past period?

A. Manufacturing increased during the six-month period ended September 30, 2009, which helped boost gross domestic product forecasts. Consumer confidence improved from the dismal levels earlier in 2009, yet employment worries continued and consumers remained hesitant to spend outside of government subsidized programs for autos and homes. New jobless claims stabilized, but at a relatively high four-week moving average. Rising unemployment rates slowed in July 2009, before rising to 9.8% in September 2009. Housing experienced a mild rebound, especially in lower priced homes, yet many economists forecasted a gloomy 2010 with growing numbers of foreclosures.

Fixed income investors maintained an appetite for yield, causing record issuance levels and driving yield spreads back to pre-crisis levels. Lower quality credits outperformed investment grade credits. Within investment grade credits, the spread on financials experienced the greatest compression, yet remained above industrials and utilities. The U.S. Treasury yield curve flattened modestly during the period as long-term rates fell further than short-term rates. Fixed income investors enjoyed strong returns generated by tighter spreads throughout the bond market.

Q. Which market factors influenced the Fund's relative performance?

A. Performance in the fixed income market during the period was driven by sector exposure with a systemic force moving all securities collectively. As the period progressed into a market chasing yield and inviting higher levels of risk, the environment rewarded sector selection and severely muted the impact of security selection. Barrow, Hanley, Mewhinney & Strauss, Inc. ("Barrow Hanley"), the Fund's sub-adviser, believes that the gains from historically wide spread levels will fade away as lower levels of incremental added value from security selection will likely dominate a slowly recovering economic backdrop.

Q. How did portfolio composition affect Fund performance?

A. Barrow Hanley's bias toward corporates, commercial mortgage-backed securities and asset-backed securities, while moving away from U.S. Treasuries and agencies, generated strong outperformance against the Index.

Q. What is the investment outlook for the immediate-term fixed income market?

A. Barrow Hanley maintains an overweight in corporate credit, but with a bias to de-risk Fund holdings as it believes valuations have become less attractive. Barrow Hanley increased U.S. Government bond positions marginally, reducing its underweight against the Index. Barrow Hanley reduced agency mortgage-backed securities and non-agency mortgage-backed securities exposure early in the period in favor of further increasing the overweight against the Index in asset-backed securities and commercial mortgage-backed securities. Barrow Hanley points out that non-agency mortgage-backed securities remain a source of cash flow as they have rebounded on the strength of re-remic (resecuritization of real estate investment mortgage conduit) bids and potential Public-Private Investment Program demand while fundamentals deteriorate. Barrow Hanley believes that sector allocation has driven returns, but it believes investors should become more discriminating going forward, focusing on specific issuer opportunities as the potential for significant sector spread tightening now seems diminished. Barrow Hanley believes the Fund is well positioned for the months ahead when the exuberance may stall and investors may begin to differentiate the value of individual securities.

*Top Ten Holdings as of September 30, 2009**	
U.S. Treasury Note 3.625%, 08/15/19	3.9%
U.S. Treasury Note 2.375%, 08/31/14	3.9%
U.S. Treasury Note 4.500%, 08/15/39	2.6%
FNMA 5.000%, 03/01/38	2.5%
FNMA 5.000%, 05/01/38	2.3%
U.S. Treasury Note 1.375%, 02/15/12	2.0%
FNMA 6.000%, 08/01/37	1.7%
FNMA 6.500%, 09/01/36	1.6%
FNMA 5.500%, 12/01/36	1.5%
FNMA 5.000%, 05/01/38	1.5%
As a % of Total Fund Investments	23.5%

* Excludes short-term money market fund.

Barrow Hanley Core Bond Fund

OLD MUTUAL BARROW HANLEY CORE BOND FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of September 30, 2009

	Inception Date	6 Month Return	1 Year Return	Annualized Inception to Date
Institutional Class	11/19/07	9.48%	15.95%	9.12%
Barclays Capital U.S. Aggregate Bond Index	11/19/07	5.59%	10.56%	6.41%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Institutional Class shares (as reported in the July 29, 2009 prospectus) are 0.76% and 0.71%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund on the inception date of November 19, 2007 to an investment made in an unmanaged securities index on that date. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of September 30, 2009 — % of Total Fund Investments



Schedule of Investments

As of September 30, 2009 (Unaudited)

Description	Face Amount (000)	Value (000)
Corporate Bond — 44.5%		
Allegheny Energy Supply 144A,		
5.750%, 10/15/19	$ 85	$ 85
Alltel		
7.000%, 07/01/12	155	173
Altria Group		
9.700%, 11/10/18	205	255
American Express		
8.150%, 03/19/38	110	134
American Express Credit, MTN,		
5.875%, 05/02/13	200	212
Ameriprise Financial		
5.350%, 11/15/10	305	311
Anixter		
10.000%, 03/15/14	145	153
Archer-Daniels-Midland		
6.450%, 01/15/38	95	109
AT&T		
5.100%, 09/15/14	385	415
Bank of New York Mellon		
4.950%, 11/01/12	95	103
Bank One		
5.900%, 11/15/11	305	326
Bear Stearns		
7.250%, 02/01/18	95	107
6.400%, 10/02/17	310	337
Best Buy		
6.750%, 07/15/13	190	204
BP Capital Markets		
3.125%, 03/10/12	165	170
British Telecommunications		
9.125%, 12/15/10	215	231
Cameron International		
6.375%, 07/15/18	95	101
Canadian National Railway		
5.550%, 03/01/19	70	77
Canadian Natural Resources		
6.700%, 07/15/11	130	140
Caterpillar Financial Services, MTN,		
4.850%, 12/07/12	135	143
Citigroup		
6.125%, 11/21/17	140	139
CME Group		
5.400%, 08/01/13	210	227
Columbus Southern Power		
5.500%, 03/01/13	235	248
Comcast		
5.875%, 02/15/18	90	96
5.300%, 01/15/14	185	198
Computer Sciences		
6.500%, 03/15/18	225	248
5.500%, 03/15/13	115	121
ConocoPhillips		
5.750%, 02/01/19	125	136
4.600%, 01/15/15	280	299

Description	Face Amount (000)	Value (000)
Corporate Bond — continued		
Costco Wholesale		
5.300%, 03/15/12	$ 305	$ 331
Countrywide Home Loans		
4.000%, 03/22/11	45	46
Covidien International Finance		
5.450%, 10/15/12	105	114
CRH America		
6.000%, 09/30/16	215	220
Cricket Communications		
9.375%, 11/01/14	140	142
Dell		
3.375%, 06/15/12	110	114
Deutsche Telekom International Finance		
8.500%, 06/15/10	95	100
Dominion Resources		
8.875%, 01/15/19	70	89
5.600%, 11/15/16	160	171
Dr Pepper Snapple Group		
6.820%, 05/01/18	135	153
Duke Energy Indiana		
6.050%, 06/15/16	220	242
Eaton		
5.600%, 05/15/18	150	158
EI Du Pont de Nemours		
5.875%, 01/15/14	215	238
Energy Transfer Partners LP		
9.000%, 04/15/19	95	114
8.500%, 04/15/14	115	133
Enterprise Products Operating		
6.125%, 10/15/39	135	136
EQT		
8.125%, 06/01/19	70	80
ERP Operating LP		
5.125%, 03/15/16	185	181
Exelon Generation		
6.250%, 10/01/39	135	138
Express Scripts		
6.250%, 06/15/14	95	104
Fannie Mae		
5.125%, 01/02/14	235	249
France Telecom		
4.375%, 07/08/14	125	131
General Electric Capital		
5.875%, 01/14/38	345	316
General Electric Capital, MTN,		
4.375%, 03/03/12	170	174
Goldman Sachs Group		
6.750%, 10/01/37	95	98
5.950%, 01/18/18	80	83
Goodyear Tire & Rubber		
10.500%, 05/15/16	95	103
Hewlett-Packard		
6.125%, 03/01/14	180	203
4.250%, 02/24/12	200	211

SCHEDULE OF INVESTMENTS

As of September 30, 2009 (Unaudited)

Description	Face Amount (000)	Value (000)
Corporate Bond — continued		
Home Depot		
5.200%, 03/01/11	$ 180	$ 187
Honeywell International		
4.250%, 03/01/13	215	228
Hospira		
6.050%, 03/30/17	190	199
International Business Machines		
7.625%, 10/15/18	200	246
4.750%, 11/29/12	180	195
International Lease Finance, MTN,		
5.750%, 06/15/11	180	164
Ipalco Enterprises 144A,		
7.250%, 04/01/16	145	145
ITT		
4.900%, 05/01/14	315	328
John Deere Capital, MTN,		
5.400%, 10/17/11	290	311
Kerr-McGee		
6.950%, 07/01/24	200	214
Philips Electronics		
5.750%, 03/11/18	100	108
Kraft Foods		
6.750%, 02/19/14	140	156
6.500%, 08/11/17	135	146
Kroger		
7.500%, 01/15/14	100	115
L-3 Communications 144A,		
5.200%, 10/15/19	85	85
Lorillard Tobacco		
8.125%, 06/23/19	115	131
Lowe's		
6.650%, 09/15/37	80	93
5.500%, 10/15/35	60	62
Lubrizol		
8.875%, 02/01/19	95	117
Marathon Oil		
6.000%, 10/01/17	135	142
Masco		
6.125%, 10/03/16	125	118
Merrill Lynch		
5.450%, 02/05/13	95	99
Merrill Lynch, MTN,		
6.875%, 04/25/18	450	473
MetLife		
5.375%, 12/15/12	140	149
MidAmerican Energy Holdings		
5.875%, 10/01/12	200	218
National Fuel Gas		
8.750%, 05/01/19	105	125
New Cingular Wireless Services		
8.750%, 03/01/31	160	212
Nisource Finance		
10.750%, 03/15/16	95	112
Nokia OYJ		
5.375%, 05/15/19	210	224

Description	Face Amount (000)	Value (000)
Corporate Bond — continued		
Novartis Capital		
4.125%, 02/10/14	$ 240	$ 253
Pfizer		
4.450%, 03/15/12	305	324
PNC Funding		
4.250%, 09/21/15	125	125
Prudential Financial, MTN,		
5.100%, 09/20/14	155	157
PSEG Power		
7.750%, 04/15/11	55	59
6.950%, 06/01/12	435	478
QVC 144A,		
7.500%, 10/01/19	275	275
Qwest		
8.875%, 03/15/12	155	163
Rogers Communications		
6.800%, 08/15/18	195	219
Safeway		
6.250%, 03/15/14	80	88
Sempra Energy		
6.500%, 06/01/16	115	127
Simon Property Group LP		
5.750%, 12/01/15	115	118
Southern Power		
6.250%, 07/15/12	355	389
Spectra Energy Capital		
5.668%, 08/15/14	135	143
5.650%, 03/01/20	135	138
Starwood Hotels & Resorts Worldwide		
7.875%, 10/15/14	380	398
State Street		
4.300%, 05/30/14	110	116
Teck Resources		
10.250%, 05/15/16	205	232
Telecom Italia Capital		
4.950%, 09/30/14	180	186
Telefonica Emisiones SAU		
4.949%, 01/15/15	190	202
Tesoro		
9.750%, 06/01/19	245	255
Time Warner Cable		
8.250%, 02/14/14	170	198
5.850%, 05/01/17	215	227
TransCanada Pipelines		
7.625%, 01/15/39	200	255
Tyco Electronics Group		
6.550%, 10/01/17	210	220
Tyco International Finance		
8.500%, 01/15/19	145	177
Tyson Foods		
10.500%, 03/01/14	70	79
Union Electric		
6.700%, 02/01/19	120	135
United Technologies		
6.125%, 02/01/19	80	92

Description	Face Amount (000)	Value (000)
Corporate Bond — continued		
UnitedHealth Group		
5.250%, 03/15/11	$ 340	$ 353
Valero Energy		
9.375%, 03/15/19	60	70
6.625%, 06/15/37	75	67
Verizon Wireless Capital 144A,		
8.500%, 11/15/18	225	281
Wachovia		
5.700%, 08/01/13	80	85
Washington Mutual Finance		
6.875%, 05/15/11	125	130
Waste Management		
7.375%, 03/11/19	105	122
Westar Energy		
6.000%, 07/01/14	70	76
Willis North America		
6.200%, 03/28/17	90	88
Wisconsin Electric Power		
6.250%, 12/01/15	245	282
Wyeth		
5.500%, 02/01/14	335	366
Wynn Las Vegas		
6.625%, 12/01/14	100	97
Xcel Energy		
5.613%, 04/01/17	377	403
Total Corporate Bond (Cost $21,664)		**23,420**
U.S. Government Agency Obligations — 27.6%		
FNMA		
6.500%, 09/01/36	788	845
6.500%, 08/01/37	33	36
6.000%, 11/01/36	168	178
6.000%, 12/01/36	292	309
6.000%, 08/01/37	857	906
6.000%, 11/01/37	662	700
5.500%, 05/01/23	65	69
5.500%, 12/01/35	507	532
5.500%, 01/01/36	386	406
5.500%, 02/01/36	257	270
5.500%, 04/01/36	84	88
5.500%, 11/01/36	409	429
5.500%, 11/01/36	404	423
5.500%, 12/01/36	740	777
5.500%, 08/01/37	338	355
5.500%, 03/01/38	458	480
5.500%, 06/01/38	481	504
5.500%, 12/01/38	680	713
5.000%, 12/01/23	213	223
5.000%, 03/01/24	298	313
5.000%, 03/01/36	391	405
5.000%, 03/01/38	1,253	1,297
5.000%, 04/01/38	98	102
5.000%, 05/01/38	750	776
5.000%, 05/01/38	1,170	1,211

Description	Face Amount (000)	Value (000)
U.S. Government Agency Obligations — continued		
FHLMC Gold		
6.000%, 09/01/37	$ 287	$ 303
6.000%, 12/01/37	148	156
5.500%, 01/01/24	204	217
5.500%, 11/01/36	245	257
5.500%, 12/01/36	359	377
5.000%, 04/01/23	367	386
5.000%, 09/01/35	477	494
Total U.S. Government Agency Obligations (Cost $13,968)		**14,537**
U.S. Treasury Obligations — 12.3%		
U.S. Treasury Note		
3.625%, 08/15/19	1,995	2,048
2.375%, 08/31/14	2,030	2,038
1.375%, 02/15/12	1,040	1,045
U.S. Treasury Bond		
4.500%, 08/15/39	1,265	1,364
Total U.S. Treasury Obligations (Cost $6,394)		**6,495**
Mortgage Related — 11.1%		
Banc of America Commercial Mortgage, CMBS, Ser 2006-4, Cl A4		
5.634%, 07/10/46	505	468
Banc of America Mortgage Securities, CMO, Ser 2005-D, Cl 2A4 (D)		
4.787%, 05/25/35	247	240
Bear Stearns Commercial Mortgage Securities, CMBS, Ser 2004-PWR5, Cl A4		
4.831%, 07/11/42	485	471
Bear Stearns Commercial Mortgage Securities, CMBS, Ser 2005-T20, Cl A2 (E)		
5.127%, 10/12/42	510	518
Bear Stearns Commercial Mortgage Securities, CMBS, Ser 2006-PW13, Cl A4		
5.540%, 09/11/41	380	363
Bear Stearns Commercial Mortgage Securities, CMBS, Ser 2006-PW14, Cl A4		
5.201%, 12/11/38	290	269
Bear Stearns Commercial Mortgage Securities, CMBS, Ser 2006-T22, Cl A2 (E)		
5.629%, 04/12/38	305	307
Chase Mortgage Finance, CMO, Ser 2006-A1, Cl 4A1 (D)		
6.177%, 09/25/36	384	325
Citicorp Mortgage Securities, CMO, Ser 2006-3, Cl 2A1		
5.500%, 06/25/21	252	241

Schedule of Investments

As of September 30, 2009 (Unaudited)

Description	Face Amount (000)	Value (000)
Mortgage Related — continued		
Citigroup Commercial Mortgage Trust, CMBS, Ser 2004-C2, Cl A3 4.380%, 10/15/41	$ 475	$ 475
Citigroup/Deutsche Bank Commercial Mortgage Trust, CMBS, Ser 2007-CD5, Cl A4 (E) 5.886%, 11/15/44	690	644
JP Morgan Chase Commercial Mortgage Securities, CMBS, Ser 2004-CBX, Cl A4 4.529%, 01/12/37	150	150
JP Morgan Chase Commercial Mortgage Securities, CMBS, Ser 2005-LDP1, Cl A2 4.625%, 03/15/46	559	557
JP Morgan Chase Commercial Mortgage Securities, CMBS, Ser 2006-LDP9, Cl A3 5.336%, 05/15/47	230	197
Prime Mortgage Trust, CMO, Ser 2005-2, Cl 1A3 5.250%, 07/25/20	416	420
Wells Fargo Mortgage Backed Securities Trust, CMO, Ser 2006-11, Cl A8 6.000%, 09/25/36	223	195
Total Mortgage Related (Cost $5,673)		5,840
Asset-Backed Securities — 1.0%		
Automobile — 0.4%		
Honda Auto Receivables Owner Trust, Ser 2009-3, Cl A4 3.300%, 09/15/15	205	206
Total Automobile		206
Other — 0.6%		
John Deere Owner Trust, Ser 2009-A, Cl A3 2.590%, 10/15/13	180	183
John Deere Owner Trust, Ser 2009-A, Cl A4 3.960%, 05/16/16	100	104
Total Other		287
Total Asset-Backed Securities (Cost $485)		493

Description	Shares	Value (000)
Money Market Fund — 3.0%		
Dreyfus Cash Management Fund, Institutional Class, 0.182% (A)	1,584,529	$ 1,585
Total Money Market Fund (Cost $1,585)		1,585
Total Investments — 99.5% (Cost $49,769)		52,370
Other Assets and Liabilities, Net — 0.5%		258
Total Net Assets — 100.0%		$ 52,628

For descriptions of abbreviations and footnotes, please refer to page 103.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of September 30, 2009 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Corporate Bond	$ —	$23,420	$—	$23,420
U.S. Government Agency Obligations	—	14,537	—	14,537
U.S. Treasury Obligations	—	6,495	—	6,495
Mortgage Related	—	5,840	—	5,840
Asset-Backed Securities	—	493	—	493
Money Market Fund	1,585	—	—	1,585
Total Investments	$1,585	$50,785	$—	$52,370

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL CASH RESERVES FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Wellington Management Company, LLP

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended September 30, 2009, the Old Mutual Cash Reserves Fund (the "Fund") was in line with its benchmark, the Lipper Money Market Funds Average (the "Index"). The Fund's Class Z shares and the Index both posted a 0.05% return. Performance for all share classes can be found on page 80.

Q. What investment environment did the Fund face during the past period?

A. During the six-month period ended September 30, 2009, all fixed income sectors outperformed duration equivalent U.S. Treasuries as investors continued to have strong demand for riskier assets. The positive performance of fixed income sectors was due to tightening spreads as the Term Asset-Backed Securities Loan Facility was expanded to include commercial mortgage-backed securities. The announcement of additional government programs to help banks clear toxic assets off their balance sheets was also supportive for fixed income spreads. The positive performance of fixed income sectors was also helped as a result of spread tightening, as their historically wide spreads remained attractive compared to the low yields from U.S. Treasuries. Economic releases during the period were mostly better than expected with the exception of readings on the U.S. labor market, which continued to disappoint. The mostly positive readings on manufacturing and housing gave hope to investors that the positive momentum in economic growth might continue through the remainder of 2009.

Q. Which market factors influenced the Fund's relative performance?

A. Short-term bond yields were mixed during the period, as short-term rates fell due to continued weakness in the U.S. economy and unconventional actions taken by the U.S. Federal Reserve Board (the "Fed") to spur economic activity, such as quantitative easing. Long-term rates, however, rose due to inflation concerns. Yields on two-year U.S. Treasury notes increased 0.15% to end the period at 0.95%. Six-month and one-year London Inter-Bank Offer Rates ("LIBOR") both decreased during the period as six-month LIBOR decreased 1.11% to 0.63%, and one-year LIBOR decreased 0.71% to 1.26%.

Q. How did portfolio composition affect Fund performance?

A. Throughout the period, Wellington Management Company, LLP ("Wellington Management"), the Fund's sub-adviser, extended the average maturity of the Fund and concentrated in higher quality government issues, contributing positively to performance for the period. The average maturity of the Fund was 77 days at September 30, 2009.

Q. What is the investment outlook for the short-term fixed income market?

A. Wellington Management expects volatility to remain lower than the levels reached during the financial crisis and it expects spread recovery to continue, though at a slower pace than what has occurred during the current period. Wellington Management believes the Fed is likely to keep short-term rates low for a considerable period of time.

Performance Highlights

- *For the six-month period ended September 30, 2009, the Old Mutual Cash Reserves Fund (the "Fund") was in line with its benchmark, the Lipper Money Market Funds Average (the "Index"). The Fund's Class Z shares and the Index both posted a 0.05% return.*

- *During the period ended September 30, 2009, all fixed income sectors outperformed duration equivalent U.S. Treasuries as investors continued to have strong demand for riskier assets.*

- *Throughout the period, Wellington Management Company, LLP, the Fund's sub-adviser, extended the average maturity of the Fund and concentrated in higher quality government issues, contributing positively to performance for the period. The average maturity of the Fund was 77 days at September 30, 2009.*

OLD MUTUAL CASH RESERVES FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of September 30, 2009

	Inception Date	7-Day Yield	6 Month Return	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	04/04/95	0.10%	0.05%	0.58%	2.78%	2.64%	3.35%
Class A	06/04/07	0.10%	0.05%	0.48%	n/a	n/a	1.88%
Class C with load	06/04/07	0.10%	(0.95)%	(0.79)%	n/a	n/a	1.37%
Class C without load	06/04/07	0.10%	0.05%	0.21%	n/a	n/a	1.37%
Institutional Class	06/04/07	0.10%	0.34%	1.07%	n/a	n/a	2.40%
Lipper Money Market Funds Average	03/31/95	n/a	0.05%	0.50%	2.72%	2.59%	3.35%

Past performance is not a guarantee of future results. The Adviser has voluntarily agreed to reimburse expenses to the extent necessary to maintain a minimum yield of 0.10% for each share class. The agreement to reimburse expenses is voluntary and may be modified or discontinued by the Adviser at any time. Information about these performance results and the comparative index can be found on pages 1-3.

Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C and Institutional Class shares (as reported in the July 29, 2009 prospectuses) are 1.10% and 0.73%; 4.23% and 0.98%; 2.98% and 1.73%; and 6,149.85% and 0.73%, respectively.

Return on a $10,000 Investment



Past performance is not a guarantee of future results. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

Asset Class Weightings as of September 30, 2009 — % of Total Fund Investments



Schedule of Investments

As of September 30, 2009 (Unaudited)

Description	Face Amount (000)	Value (000)
U.S. Government Agency Obligations — 53.1%		
FHLB (F)		
0.380%, 10/30/2009	$ 650	$ 650
0.350%, 10/16/2009	500	500
0.310%, 12/04/2009	500	500
0.310%, 01/13/2010	500	500
0.300%, 01/08/2010	700	699
0.300%, 01/20/2010	500	499
0.295%, 01/22/2010	600	599
0.295%, 02/10/2010	1,000	999
0.175%, 11/04/2009	1,500	1,500
FHLMC		
0.420%, 10/05/2009 (F)	750	750
0.340%, 11/02/2009 (F)	600	600
0.339%, 02/04/2010, MTN (D)	275	275
0.300%, 01/25/2010 (F)	1,500	1,499
0.295%, 02/08/2010 (F)	600	599
0.255%, 02/22/2010 (F)	600	599
0.250%, 11/16/2009 (F)	500	500
0.245%, 03/31/2010 (F)	500	499
0.240%, 03/01/2010 (F)	700	699
0.240%, 03/23/2010 (F)	500	499
0.205%, 03/15/2010 (F)	700	699
0.205%, 03/22/2010 (F)	400	400
0.200%, 04/07/2010 (F)	600	599
FNMA (F)		
0.415%, 10/07/2009	400	400
0.375%, 10/14/2009	400	400
0.175%, 11/12/2009	800	800
0.300%, 01/05/2010	400	400
Total U.S. Government Agency Obligations (Cost $16,663)		16,663
Commercial Paper (F) — 16.9%		
Cafco		
0.240%, 11/06/2009	400	400
Chariot Funding		
0.190%, 10/20/2009	400	400
Ciesco		
0.280%, 10/21/2009	400	400
Clipper		
0.220%, 10/01/2009	400	400
CRC Funding		
0.270%, 10/23/2009	300	300
Falcon		
0.250%, 10/06/2009	300	300
General Electric Capital		
0.180%, 10/22/2009	750	750
HSBC Bank		
0.180%, 10/26/2009	300	300
Jupter Securitization		
4.370%, 02/07/2008	400	400
Kitty Hawk Funding		
0.240%, 11/04/2009	200	200

Description	Face Amount (000)	Value (000)
Commercial Paper (F) — continued		
NY Life		
0.210%, 10/27/2009	$ 300	$ 300
Park Avenue Receivables		
0.200%, 10/01/2009	400	400
Ranger Funding		
0.220%, 10/21/2009	350	350
York Town Capital		
0.200%, 10/23/2009	400	400
Total Commercial Paper (Cost $5,300)		5,300
Certificates of Deposit — 20.9%		
BNP Paribas		
0.950%, 11/02/2009	400	400
0.330%, 10/08/2009	500	500
Bank of America		
0.750%, 12/03/2009	400	400
0.610%, 01/06/2010	300	300
Bank of Nova Scotia		
0.330%, 03/04/2010	400	400
Calyon		
0.830%, 11/10/2009	300	300
Calyon New York		
0.970%, 02/26/2010 (D)	300	300
Canadian Imperial Bank of Commerce		
0.885%, 05/26/2010 (D)	300	300
Citibank		
0.250%, 12/02/2009	450	450
DNB Bank		
0.670%, 12/09/2009	300	300
0.270%, 01/15/2010	300	300
Rabobank		
0.270%, 01/19/2010	300	300
Societe Generale		
0.680%, 11/16/2009	300	300
0.250%, 01/14/2010	300	300
Svenska Handelsbanken		
0.871%, 06/10/2010 (D)	200	200
0.800%, 11/12/2009	300	300
0.350%, 11/09/2009	300	300
Toronto Dominion		
0.300%, 04/12/2010	300	300
UBS/Stamford		
0.855%, 03/02/2010	300	300
0.550%, 10/19/2009	300	300
Total Certificates of Deposit (Cost $6,550)		6,550
Corporate Bond — 2.3%		
Procter & Gamble, MTN,		
0.714, 02/08/2010 (D)	210	210
Procter & Gamble International Funding		
0.478%, 05/07/2010 (D)	120	120
Toyota Motor Credit, MTN,		
1.746%, 01/29/2010 (D)	387	387
Total Corporate Bond (Cost $717)		717

OLD MUTUAL CASH RESERVES FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2009 (UNAUDITED)

Description	Face Amount (000)	Value (000)
Repurchase Agreement — 6.7%		
Deutsche Bank Securities 0.08%, dated 09/30/09, to be repurchased on 10/01/2009, repurchase price $2,100,005 (collateralized by various U.S. Government Obligations ranging from $1,043,882 - $1,824,772, 5.000% - 7.000%, 06/01/2035 - 05/01/2037, total market value $2,131,795) (G)	$ 2,100	$ 2,100
Repurchase Agreement (Cost $2,100)		2,100
Total Investments — 99.9% (Cost $31,330)		31,330
Other Assets and Liabilities, Net — 0.1%		18
Total Net Assets — 100.0%		$ 31,348

For descriptions of abbreviations and footnotes, please refer to page 103.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of September 30, 2009 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
U.S. Government				
Agency Obligations	$—	$16,663	$—	$16,663
Commercial Paper	—	5,300	—	5,300
Certificates of Deposit	—	6,550	—	6,550
Corporate Bond	—	717	—	717
Repurchase Agreement	—	2,100	—	2,100
Total Investments	$—	$31,330	$—	$31,330

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL DWIGHT HIGH YIELD FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Dwight Asset Management Company LLC

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended September 30, 2009, the Old Mutual Dwight High Yield Fund (the "Fund") outperformed its benchmark, the Barclays Capital U.S. Corporate High-Yield Bond Index (the "Index"). The Fund's Institutional Class shares posted a 42.50% return versus a 40.57% return for the Index.

Q. What investment environment did the Fund face during the past period?

A. The high yield market posted a strong total return during the six-month period ended September 30, 2009, outperforming duration matched U.S. Treasuries. Outperformance was driven by the lowest credit tiers, as the sector returned to normal valuation levels. Spreads tightened as investors raced to add more risk amid improvement in economic numbers and the reopening of the primary issuance market.

Q. Which market factors influenced the Fund's relative performance?

A. Overall, the high yield market tightened over U.S. Treasuries. Defaults continued to increase, but because many of the defaults that occurred were well anticipated, they did not negatively impact the overall market.

Q. How did portfolio composition affect Fund performance?

A. The Fund had extended into more cyclical industries from its previously defensive positioning in energy and consumer noncyclical sectors, which contributed to performance. Furthermore, the Fund reduced its overweight allocation to BB rated securities and increased its overweight allocation to B rated securities, which also had a positive impact on Fund performance.

Performance Highlights

- *For the six-month period ended September 30, 2009, the Old Mutual Dwight High Yield Fund (the "Fund") outperformed its benchmark, the Barclays Capital U.S. Corporate High-Yield Bond Index (the "Index"). The Fund's Institutional Class shares posted a 42.50% return versus a 40.57% return for the Index.*

- *Overall, the high yield market tightened over U.S. Treasuries. Defaults continued to increase, but because many of the defaults that occurred were well anticipated, they did not negatively impact the overall market.*

- *The Fund had extended into more cyclical industries from its previously defensive positioning in energy and consumer noncyclical sectors, which contributed to performance. Furthermore, the Fund reduced its overweight allocation to BB rated securities and increased its overweight allocation to B rated securities, which also had a positive impact on Fund performance.*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Dwight Asset Management Company LLC

Top Ten Holdings as of September 30, 2009	
Discover Financial Services 10.250%, 07/15/19	2.9%
Xerox Capital Trust I 8.000%, 02/01/27	2.8%
Case 7.250%, 01/15/16	2.8%
Ford Motor Credit 7.500%, 08/01/12	2.8%
Valassis Communications 8.250%, 03/01/15	2.7%
PE Paper Escrow 144A 12.000%, 08/01/14	2.7%
Frontier Communications 9.000%, 08/15/31	2.6%
Teck Resources 10.750%, 05/15/19	2.5%
Syniverse Technologies 7.750%, 08/15/13	2.5%
Cascades 7.250%, 02/15/13	2.5%
As a % of Total Fund Investments	26.8%

Q. What is the investment outlook for the high yield fixed income market?

A. Despite increasing defaults and a tepid economic recovery, Dwight Asset Management Company LLC ("Dwight"), the Fund's sub-adviser, believes that high yield spreads remain compensatory given identifiable risks. Nevertheless, spreads of lower quality names have rallied much more relative to higher quality tiers and offer less compelling risk adjusted return potential. Dwight expects to continue to be active participants in the primary market given attractive pricing and deal structure, but will reassess its overall strategy pending changes in the quality and depth of the primary market.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of September 30, 2009

	Inception Date	6 Month Return	1 Year Return	Annualized Inception to Date
Institutional Class	11/19/07	42.50%	34.55%	13.68%
Barclays Capital U.S.Corporate High-Yield Bond Index	11/19/07	40.57%	22.34%	5.77%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Institutional Class shares (as reported in the July 29, 2009 prospectus) are 1.06% and 0.81%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund on the inception date of November 19, 2007 to an investment made in an unmanaged securities index on that date. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of September 30, 2009 — % of Total Fund Investments



SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2009 (UNAUDITED)

Description	Face Amount (000)	Value (000)
Corporate Bond — 93.4%		
ACCO Brands 144A,		
10.625%, 03/15/15	$ 300	$ 313
Alliance One International 144A,		
10.000%, 07/15/16	300	310
American Capital		
8.850%, 08/01/12	100	83
Aramark		
3.983%, 02/01/15 (D)	173	150
Arch Coal 144A,		
8.750%, 08/01/16	200	206
Ashtead Holdings 144A,		
8.625%, 08/01/15	300	288
Axtel SAB de CV 144A,		
9.000%, 09/22/19	200	203
Belo		
6.750%, 05/30/13	200	188
Bway 144A,		
10.000%, 04/15/14	250	264
Capital One Capital V		
10.250%, 08/15/39	150	166
Cascades		
7.250%, 02/15/13	350	343
Case		
7.250%, 01/15/16	410	393
Casella Waste Systems 144A,		
11.000%, 07/15/14	300	315
Cenveo 144A,		
10.500%, 08/15/16	230	216
CEVA Group 144A,		
11.625%, 10/01/16	275	267
Chesapeake Energy		
6.375%, 06/15/15	128	119
Coleman Cable		
9.875%, 10/01/12	300	277
Commercial Barge Line 144A,		
12.500%, 07/15/17	300	312
Constellation Brands		
8.125%, 01/15/12	150	150
Con-way		
7.250%, 01/15/18	125	127
6.700%, 05/01/34	275	210
Denbury Resources		
7.500%, 12/15/15	200	198
Discover Financial Services		
10.250%, 07/15/19	350	401
E*Trade Financial		
7.875%, 12/01/15	261	230
Evraz Group 144A,		
9.500%, 04/24/18	240	230
Ford Motor Credit		
7.500%, 08/01/12	400	384
Freedom Group 144A,		
10.250%, 08/01/15	150	159
Frontier Communications		
9.000%, 08/15/31	367	360

Description	Face Amount (000)	Value (000)
Corporate Bond — continued		
GMAC 144A,		
7.000%, 02/01/12	$ 153	$ 142
Goodyear Tire & Rubber		
10.500%, 05/15/16	300	325
Interface		
9.500%, 02/01/14	125	124
Interface 144A,		
11.375%, 11/01/13	125	136
Interpublic Group 144A,		
10.000%, 07/15/17	300	324
JBS USA/JBS USA Finance 144A,		
11.625%, 05/01/14	284	305
Kansas City Southern de Mexico SA de CV		
9.375%, 05/01/12	75	76
Kansas City Southern Railway		
8.000%, 06/01/15	125	127
Limited Brands 144A,		
8.500%, 06/15/19	150	157
Macy's Retail Holdings		
8.875%, 07/15/15	125	130
Mashantucket Pequot Tribe 144A,		
8.500%, 11/15/15	700	254
MGM Mirage		
6.625%, 07/15/15	80	62
5.875%, 02/27/14	90	71
PE Paper Escrow 144A,		
12.000%, 08/01/14	350	378
Peninsula Gaming 144A,		
10.750%, 08/15/17	180	181
PNC Preferred Funding Trust III 144A,		
8.700%, 02/28/49 (E)	350	330
Provident		
7.250%, 03/15/28	367	275
Royal Caribbean Cruises		
7.000%, 06/15/13	350	333
Steel Dynamics		
6.750%, 04/01/15	150	144
Sun Media		
7.625%, 02/15/13	320	245
Syniverse Technologies		
7.750%, 08/15/13	375	347
Teck Resources		
10.750%, 05/15/19	300	349
Terex		
10.875%, 06/01/16	250	272
Toys R US		
7.875%, 04/15/13	80	77
True Temper Sports		
8.375%, 09/15/11 (K)(L)	325	2
United Air Lines		
12.750%, 07/15/12	315	315
Valassis Communications		
8.250%, 03/01/15	427	383

Description	Face Amount (000)/Shares	Value (000)
Corporate Bond — continued		
Xerox Capital Trust I		
8.000%, 02/01/27	$ 405	$ 396
Total Corporate Bond (Cost $12,773)		**13,122**
Corporate Term Loan — 2.1%		
Navistar International		
4.282%, 01/19/12 (D)	220	292
Total Corporate Term Loan (Cost $252)		**292**
Asset-Backed Securities — 1.7%		
Home Equity — 0.4%		
Residential Funding Mortgage Securities II,		
Ser 2005-HI3, Cl A2		
5.090%, 09/25/35	8	8
Residential Funding Mortgage Securities II,		
Ser 2006-HSA2, Cl AI2 (E)		
5.494%, 03/25/36	64	55
Total Home Equity		**63**
Other — 1.3%		
Countrywide Asset-Backed Certificates,		
Ser 2003-2, Cl M2 (D)		
2.721%, 03/26/33	245	66
Textainer Marine Containers 144A,		
Ser 2005-1A, Cl A (D)		
0.493%, 05/15/20	170	120
Total Other		**186**
Total Asset-Backed Securities (Cost $431)		**249**
Mortgage Related — 1.5%		
Deutsche ALT-A Securities Alternate		
Loan Trust CMO,		
Ser 2007-RMP1, Cl A1B (D)		
0.366%, 12/25/36	98	97
Granite Master Issuer CMO,		
Ser 2007-1, Cl 2A1 (D)		
0.316%, 12/20/54	131	111
Total Mortgage Related (Cost $213)		**208**
Money Market Fund — 0.3%		
Dreyfus Cash Management Fund,		
Institutional Class, 0.182% (A)	37,202	37
Total Money Market Fund (Cost $37)		**37**
Total Investments — 99.0% (Cost $13,706)		**13,908**
Other Assets and Liabilities, Net — 1.0%		**142**
Total Net Assets — 100.0%		**$ 14,050**

For descriptions of abbreviations and footnotes, please refer to page 103.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of September 30, 2009 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Corporate Bond	$—	$13,122	$—	$13,122
Mortgage Related	—	208	—	208
Corporate Term Loan	—	292	—	292
Asset-Backed Securities	—	249	—	249
Money Market Fund	37	—	—	37
Total Investments	**$37**	**$13,871**	**$—**	**$13,908**

Following is a reconciliation of Level 3 assets for which significant unobservable inputs were used in determining fair value (000).

	Investments
Balance as of March 31, 2009	$ 187
Realized gain (loss)	58
Change in unrealized appreciation (depreciation)	4
Accrued discounts/premiums	2
Net purchases (sales)	(251)
Transfers in and/or out of Level 3	—
Balance as of September 30, 2009	$ —

The information used in the above reconciliation represents fiscal year to date activity for any investment in securities identified as using Level 3 inputs at either the beginning or the end of the current reporting period. Transfers in and/or out of Level 3 represents either the beginning value (for transfers in), or the ending value (for transfers out) of any security where a change in the input level occurred from the beginning to the end of the reporting period.

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL DWIGHT INTERMEDIATE FIXED INCOME FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Dwight Asset Management Company LLC

Performance Highlights

- For the six-month period ended September 30, 2009, the Old Mutual Dwight Intermediate Fixed Income Fund (the "Fund") outperformed its benchmark, the Barclays Capital U.S. Intermediate Aggregate Bond Index (the "Index"). The Fund's Class Z shares posted a 6.45% return versus a 4.94% return for the Index.

- From April 2009 through June 2009, an overweight to the commercial mortgage-backed securities ("CMBS") sector was a strong contributor to the Fund's outperformance, as CMBS bonds rallied. The Fund benefited from an overweight position to the asset-backed securities ("ABS") sector as well, as the sector exhibited strong performance. In addition, an underweight allocation to residential mortgage-backed securities and an overweight allocation to investment grade corporate bonds contributed positively. The Fund's allocation to high yield bonds also helped as the sector rebounded substantially.

- From July 2009 through September 2009, the Fund's modest overweight to investment grade corporate bonds and significant allocation to high yield corporate bonds were positive contributors to performance as corporate spreads continued to rally. In addition, significant overweight positions in CMBS and ABS securities were positive contributors. A significant underweight position in U.S. Treasuries also had a positive impact, as risk assets continued to outperform their duration matched U.S. Treasury counterparts.

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended September 30, 2009, the Old Mutual Dwight Intermediate Fixed Income Fund (the "Fund") outperformed its benchmark, the Barclays Capital U.S. Intermediate Aggregate Bond Index (the "Index"). The Fund's Class Z shares posted a 6.45% return versus a 4.94% return for the Index. Performance for all share classes can be found on page 90.

Q. What investment environment did the Fund face during the past period?

A. From April 2009 through June 2009, an ongoing recovery in credit markets led the bond markets higher despite a sharp rise in U.S. Treasury yields. Improving liquidity conditions and growing indications that the economy was poised to return to positive growth helped corporate bonds post high returns.

From July 2009 through September 2009, virtually every major sector of the bond markets produced generous returns as long-term interest rates fell and credit spreads continued their impressive move tighter. A return to economic growth and continued improvements in the health of the financial system helped propel high returns on corporate bonds.

Q. Which market factors influenced the Fund's relative performance?

A. From April 2009 through June 2009, commercial mortgage-backed securities ("CMBS") provided excess returns as the U.S. Federal Reserve Board (the "Fed") expanded its Term Asset-Backed Securities Loan Facility ("TALF") program to allow for the inclusion of high quality, legacy CMBS assets. The ongoing success of TALF also led to strong performance by the asset-backed securities ("ABS") sector, which outperformed U.S. Treasuries. Mortgage-backed securities ("MBS") posted excess returns. High yield corporate bonds staged a rally, as many of the same themes boosting investment grade corporate bonds had an exaggerated impact on the more volatile high yield sector.

From July 2009 through September 2009, the CMBS market was boosted by prospects of increased demand, fueled by the expected fourth quarter 2009 launch of the U.S. Treasury's Public-Private Investment Program ("PPIP"). Similarly, the ABS sector continued to benefit from the Fed's TALF program and produced excess returns. Agency mortgages saw a widening of spreads, as investors migrated towards higher yielding sectors. Nonetheless, the yield advantage of the MBS sector helped produce excess returns over U.S. Treasuries. High yield corporate bonds extended their rally and produced high returns.

Q. How did portfolio composition affect Fund performance?

A. From April 2009 through June 2009, an overweight to the CMBS sector was a strong contributor to the Fund's outperformance, as CMBS bonds rallied. The Fund benefited from an overweight position to the ABS sector as well, as the sector exhibited strong performance. In addition, an underweight allocation to residential MBS securities and an overweight allocation to investment grade corporate bonds contributed positively. The Fund's allocation to high yield bonds also helped as the sector rebounded substantially.

From July 2009 through September 2009, the Fund's modest overweight to investment grade corporate bonds and significant allocation to high yield corporate bonds were positive contributors to performance as corporate spreads continued to rally. In addition, significant overweight positions in CMBS and ABS securities were positive contributors. A significant underweight position in U.S. Treasuries also had a positive impact, as risk assets continued to outperform their duration matched U.S. Treasury counterparts.

Q. What is the investment outlook for the fixed income market?

A. Dwight Asset Management Company LLC ("Dwight"), the Fund's sub-adviser, believes that corporate balance sheets generally remain strong and that as market liquidity and spread levels continue to normalize, issuer specific risk should overtake systemic risk as the key driver of investment grade corporate bond returns. Dwight continues to favor the CMBS sector from a relative value standpoint, and will look to take advantage of short-term TALF and PPIP rallies. Dwight believes that, though the outlook for the general health of the consumer is still bleak, solid risk adjusted yields in the consumer sector of the ABS market offer opportunities to selectively reinvest. The Fed has completed the bulk of its purchase program and Dwight is concerned that mortgages will underperform without this large buyer in the market, but it continues to hold a core agency position in bonds with specific characteristics that shield them from large prepayments. In the high yield sector, Dwight believes that spreads remain compensatory given identifiable risks. Dwight notes that spreads of lower quality names have rallied much more relative to higher quality tiers, however, and offer less compelling risk adjusted return potential.

Top Ten Holdings
as of September 30, 2009*

U.S. Treasury Note 1.125%, 06/30/11	5.7%
FNMA 5.500%, 01/01/36	4.0%
U.S. Treasury Note 2.375%, 08/31/14	3.6%
FNMA 5.500%, 08/01/37	3.3%
FNMA 6.000%, 04/01/39	2.8%
FHLMC Gold 4.500%, 05/01/23	2.4%
FNMA 6.000%, 06/01/36	2.1%
FNMA 6.000%, 02/01/39	1.9%
GNMA 5.000%, 09/20/39	1.8%
FNMA 5.000%, 02/01/36	1.8%
As a % of Total Fund Investments	29.4%

* Excludes short-term money market fund.

Dwight Intermediate Fixed Income Fund

OLD MUTUAL DWIGHT INTERMEDIATE FIXED INCOME FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of September 30, 2009

	Inception Date	6 Month Return	1 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Class Z	07/31/03	6.45%	11.54%	5.14%	5.61%
Class A with load	07/31/03	1.26%	6.09%	3.91%	4.55%
Class A without load	07/31/03	6.32%	11.36%	4.93%	5.38%
Class C with load	07/31/03	5.03%	9.59%	4.14%	4.59%
Class C without load	07/31/03	6.03%	10.59%	4.14%	4.59%
Institutional Class	12/20/06[1]	6.48%	11.67%	n/a	6.51%
Barclays Capital U.S. Intermediate Aggregate Bond Index	07/31/03	4.94%	9.69%	5.02%	5.06%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Class A shares have a current maximum up-front sales charge of 4.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C and Institutional Class shares (as reported in the July 29, 2009 prospectuses) are 1.92% and 0.60%; 1.17% and 0.85%; 2.35% and 1.60%; and 0.77% and 0.52%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on the inception date of July 31, 2003 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of September 30, 2009 — % of Total Fund Investments



Schedule of Investments

Description	Face Amount (000)	Value (000)
U.S. Government Agency Obligations — 35.3%		
FNMA		
6.500%, 11/01/36	$ 870	$ 932
6.014%, 10/01/36 (D)	47	50
6.000%, 02/01/23	61	65
6.000%, 11/01/35	262	278
6.000%, 06/01/36	2,269	2,405
6.000%, 11/01/36	77	81
6.000%, 09/01/37	103	109
6.000%, 10/01/37 (I)	129	136
6.000%, 02/01/39	1,997	2,111
6.000%, 04/01/39	3,040	3,217
5.500%, 03/01/20	102	109
5.500%, 04/01/21	61	65
5.500%, 11/01/21	74	78
5.500%, 02/01/24	104	110
5.500%, 06/01/33	201	211
5.500%, 10/01/35	463	486
5.500%, 01/01/36	4,288	4,503
5.500%, 07/01/36	144	152
5.500%, 01/01/37	497	522
5.500%, 08/01/37	72	75
5.500%, 08/01/37	17	18
5.500%, 08/01/37	498	523
5.500%, 08/01/37	3,563	3,742
5.000%, 03/01/20	59	63
5.000%, 06/01/23	1,274	1,338
5.000%, 09/01/35	673	697
5.000%, 10/01/35	1,887	1,956
5.000%, 10/01/35	1,321	1,369
5.000%, 11/01/35	746	774
5.000%, 02/01/36	1,998	2,071
5.000%, 08/01/36	292	302
4.500%, 02/01/35 (M)	818	833
FNMA TBA		
5.500%, 10/01/39	1,600	1,674
5.000%, 10/15/20	100	105
FHLMC Gold		
5.500%, 09/01/17	56	60
5.500%, 02/01/21	231	245
5.500%, 02/01/21	32	34
5.500%, 05/01/21	72	77
5.500%, 06/01/22	2	3
5.500%, 08/01/37	121	127
5.500%, 01/01/38	164	172
5.500%, 04/01/38 (M)	1,219	1,279
5.500%, 09/01/38	133	139
5.000%, 11/01/21	19	20
5.000%, 12/01/35 (M)	320	332
4.500%, 05/01/23 (M)	1,083	1,123
4.500%, 05/01/23 (M)	2,637	2,735

Description	Face Amount (000)	Value (000)
U.S. Government Agency Obligations — continued		
GNMA		
5.000%, 09/15/39	$ 100	$ 104
5.000%, 09/20/39	2,000	2,072
Total U.S. Government Agency Obligations (Cost $38,858)		39,682
Corporate Bond — 23.0%		
Allied Waste North America		
7.875%, 04/15/13 (M)	1,000	1,025
Anheuser-Busch InBev Worldwide 144A,		
7.750%, 01/15/19	640	757
ArcelorMittal		
9.000%, 02/15/15	700	805
Arch Coal 144A,		
8.750%, 08/01/16	355	366
Ashtead Holdings 144A,		
8.625%, 08/01/15	44	42
AT&T		
5.800%, 02/15/19	750	803
Axtel SAB de CV 144A,		
9.000%, 09/22/19	210	213
Bank of America, MTN,		
7.375%, 05/15/14	214	238
Barclays Bank		
5.000%, 09/22/16	464	470
Belo		
6.750%, 05/30/13	103	97
BP Capital Markets		
3.125%, 03/10/12	247	255
CareFusion 144A,		
5.125%, 08/01/14	90	94
Carnival		
0.500%, 04/29/33 (H)	368	244
Cascades		
7.250%, 02/15/13	161	158
Case New Holland		
7.125%, 03/01/14	25	25
Citigroup		
5.850%, 07/02/13	400	407
CNH America		
7.250%, 01/15/16	230	220
Con-way		
7.250%, 01/15/18	48	49
6.700%, 05/01/34	182	139
Denbury Resources		
9.750%, 03/01/16	186	198
Diamond Offshore Drilling		
5.875%, 05/01/19	168	181
DP World Sukuk 144A,		
6.250%, 07/02/17	560	546
D.R. Horton		
9.750%, 09/15/10	60	62
Embarq		
7.082%, 06/01/16	560	608

SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2009 (UNAUDITED)

Description	Face Amount (000)	Value (000)
Corporate Bond — continued		
Enterprise Products Operating		
9.750%, 01/31/14	154	186
5.250%, 01/31/20	153	153
Evraz Group 144A,		
8.875%, 04/24/13	132	126
Exelon		
4.900%, 06/15/15	300	311
Fiserv		
6.800%, 11/20/17	725	801
Freeport-McMoRan		
Copper & Gold		
8.375%, 04/01/17	109	116
Frontier Communications		
8.125%, 10/01/18	57	57
General Electric Capital, MTN,		
5.720%, 08/22/11	305	309
Goldman Sachs Group, MTN,		
6.000%, 05/01/14	264	287
Goodyear Tire & Rubber		
10.500%, 05/15/16	405	439
Halliburton		
6.150%, 09/15/19	171	192
Husky Energy		
5.900%, 06/15/14	450	485
Illinois Tool Works		
6.250%, 04/01/19	180	206
Ingersoll-Rand Global Holding		
9.500%, 04/15/14	95	112
Interface		
9.500%, 02/01/14	169	168
Interface 144A,		
11.375%, 11/01/13	190	206
JBS USA Finance 144A,		
11.625%, 05/01/14	257	276
JC Penney		
9.000%, 08/01/12	25	27
John Deere Capital, MTN,		
5.250%, 10/01/12	225	243
JPMorgan Chase		
6.300%, 04/23/19	388	424
Kansas City Southern		
9.375%, 05/01/12	99	100
Limited Brands 144A,		
8.500%, 06/15/19	220	230
Macy's Retail Holdings		
8.875%, 07/15/15	241	251
5.350%, 03/15/12	46	45
Manufacturers & Traders Trust		
6.625%, 12/04/17	225	231
Morgan Stanley		
6.000%, 05/13/14	317	337
Nexen		
6.200%, 07/30/19	340	353
Oncor Electric Delivery		
5.950%, 09/01/13	360	390

Description	Face Amount (000)	Value (000)
Corporate Bond — continued		
Peninsula Gaming 144A,		
10.750%, 08/15/17	$ 120	$ 121
8.375%, 08/15/15	40	40
Pfizer		
6.200%, 03/15/19	325	366
Philip Morris International		
6.875%, 03/17/14	805	920
PNC Bank NA		
6.000%, 12/07/17	565	578
Qwest Communications		
International 144A,		
8.000%, 10/01/15	172	172
Regions Bank		
7.500%, 05/15/18	250	227
Rio Tinto Finance USA		
8.950%, 05/01/14	700	826
Royal Caribbean Cruises		
7.000%, 06/15/13	185	176
6.875%, 12/01/13	123	115
Sempra Energy		
6.500%, 06/01/16	145	160
Steel Dynamics		
6.750%, 04/01/15	272	260
Suncor Energy		
6.100%, 06/01/18	181	189
SunTrust Bank		
7.250%, 03/15/18	548	572
Teck Resources		
10.750%, 05/15/19	117	136
10.250%, 05/15/16	25	28
9.750%, 05/15/14	50	55
Tengizchevroil Finance		
SARL 144A,		
6.124%, 11/15/14	432	426
Terex		
10.875%, 06/01/16	284	310
Textron Financial		
5.125%, 11/01/10	9	9
United Airlines		
12.750%, 07/15/12	515	515
Valassis Communications		
8.250%, 03/01/15	20	18
Verizon Wireless Capital 144A,		
5.550%, 02/01/14	375	405
3.750%, 05/20/11	350	361
Virginia Electric and Power		
5.000%, 06/30/19	475	496
Waste Management		
6.375%, 03/11/15	90	100
WEA Finance 144A,		
7.125%, 04/15/18	575	599
Wells Fargo		
4.375%, 01/31/13	407	420
Woodside Finance 144A,		
8.125%, 03/01/14	470	528

Description	Face Amount (000)	Value (000)
Corporate Bond — continued		
WPP Finance UK		
8.000%, 09/15/14	$ 500	$ 548
Xcel Energy		
5.613%, 04/01/17	293	313
Xerox		
8.250%, 05/15/14	620	705
Xstrata Finance Canada 144A,		
5.500%, 11/16/11	55	57
Total Corporate Bond (Cost $23,920)		**25,814**
U.S. Treasury Obligations — 13.9%		
U.S. Treasury Bond		
4.250%, 05/15/39	500	517
U.S. Treasury Inflation-Indexed Bond		
2.375%, 01/15/25 (J)	260	311
U.S. Treasury Inflation-Indexed Note		
2.000%, 01/15/14 (J)	520	628
2.000%, 07/15/14 (J)	520	617
U.S. Treasury Note		
2.375%, 08/31/14	4,024	4,039
2.000%, 11/30/13	5	5
1.750%, 11/15/11	50	51
1.375%, 05/15/12	53	53
1.125%, 06/30/11	6,490	6,528
1.375%, 09/15/12	410	409
1.000%, 08/31/11	1,655	1,658
0.875%, 04/30/11	800	802
Total U.S. Treasury Obligations (Cost $15,461)		**15,618**
Mortgage Related — 9.5%		
Adjustable Rate Mortgage Trust, CMO, Ser 2004-4, Cl 3A1 (E)		
4.614%, 03/25/35	11	9
Asset Securitization, CMBS, Ser 1997-D5, Cl A1D		
6.850%, 02/14/43	420	434
Banc of America Commercial Mortgage, CMBS, Ser 2001-1, Cl A2		
6.503%, 04/15/36	429	444
Banc of America Commercial Mortgage, CMBS, Ser 2001-PB1, Cl A2 (M)		
5.787%, 05/11/35	444	459
Banc of America Commercial Mortgage, CMBS, Ser 2004-5, Cl A4 (E)		
4.936%, 11/10/41	746	720
Banc of America Commercial Mortgage, CMBS, Ser 2005-6, Cl A4 (E)(M)		
5.351%, 09/10/47	1,000	973

Description	Face Amount (000)	Value (000)
Mortgage Related — continued		
Banc of America Commercial Mortgage, CMBS, Ser 2006-5, Cl A1 (M)		
5.185%, 09/10/47	$ 1,080	$ 1,098
Bear Stearns Commercial Mortgage Securities, CMBS, Ser 2000-WF1, Cl A2 (E)		
7.780%, 02/15/32	413	415
CS First Boston Mortgage Securities, CMBS, Ser 1997-C2, Cl D		
7.270%, 01/17/35	235	244
DLJ Commercial Mortgage, CMBS, Ser 2000-CF1, Cl A4 (E)(M)		
8.020%, 06/10/33	50	50
FHLMC Multifamily Structured Pass Through Certificates, CMBS, K001, Cl A3 (E)(M)		
5.469%, 01/25/12	21	22
GMAC Commercial Mortgage Securities, CMBS, Ser 2003-C2, Cl A1		
4.576%, 05/10/40	876	897
GS Mortgage Securities Corp II, CMBS, Ser 2004-GG2, Cl A4		
4.964%, 08/10/38	555	548
JP Morgan Chase Commercial Mortgage Securities, CMBS, Ser 2001-CIB2, Cl D (E)(M)		
6.847%, 04/15/35	150	151
JP Morgan Chase Commercial Mortgage Securities, CMBS, Ser 2004-C2, Cl A1		
4.278%, 05/15/41	41	41
JP Morgan Chase Commercial Mortgage Securities, CMBS, Ser 2005-CB13, Cl A1 (M)		
3.635%, 01/12/43	9	9
LB-UBS Commercial Mortgage Trust, CMBS, Ser 2005-C7, Cl AM (E)		
5.263%, 11/15/40	1,000	850
Merrill Lynch/Countrywide Commercial Mortgage Trust, CMBS, Ser 2006-4, Cl A1 (E)(M)		
3.642%, 12/12/49	41	41
MLCC Mortgage Investors, CMO, Ser 2005-A, Cl A1 (D)(M)		
0.476%, 03/25/30	14	10
Morgan Stanley Capital I, CMBS, Ser 2005-HQ7, Cl A1 (M)		
3.864%, 11/14/42	13	13

SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2009 (UNAUDITED)

Description	Face Amount (000)	Value (000)
Mortgage Related — continued		
Morgan Stanley Dean Witter Capital I, CMBS, Ser 2001-TOP3, Cl A4 6.390%, 07/15/33	$ 884	$ 921
Morgan Stanley Dean Witter Capital I, CMBS, Ser 2002-HQ, Cl A3 (M) 6.510%, 04/15/34	56	59
PNC Mortgage Acceptance, CMBS, Ser 2001-C1, Cl A2 (M) 6.360%, 03/12/34	725	753
Protective Finance 144A, CMBS, Ser 2007-PLA, Cl A1 5.325%, 03/14/38	810	838
TIAA Seasoned Commercial Mortgage Trust, CMBS, Ser 2007-C4, Cl A1 (E) 5.666%, 08/15/39	642	660
Wachovia Bank Commercial Mortgage Trust, CMBS, Ser 2005-C20, Cl AMFX (E)(M) 5.179%, 07/15/42	80	69
Total Mortgage Related (Cost $10,809)		**10,728**
Asset-Backed Securities — 9.2%		
Automobile — 3.7%		
Honda Auto Receivables Owner Trust, Ser 2009-2, Cl A3 (M) 2.790%, 01/15/13	1,000	1,023
Nissan Auto Receivables Owner Trust, Ser 2008-B, Cl A3 (M) 4.460%, 04/16/12	1,070	1,106
USAA Auto Owner Trust, Ser 2008-1, Cl A3 (M) 4.160%, 04/16/12	969	988
Volkswagen Auto Loan Enhanced Trust, Ser 2008-1, Cl A3 (M) 4.500%, 07/20/12	1,000	1,031
Total Automobile		**4,148**
Credit Card — 4.1%		
American Express Credit Account Master Trust, Ser 2007-3, Cl A (D)(M) 0.243%, 10/15/12	1,000	998
American Express Credit Account Master Trust, Ser 2007-6, Cl A (D) 0.243%, 01/15/13	733	731
BA Credit Card Trust, Ser 2006-A16, Cl A16 (M) 4.720%, 05/15/13	1,000	1,043
Capital One Multi-Asset Execution Trust, Ser 2009-A2, Cl A2 (M) 3.200%, 04/15/14	1,025	1,055

Description	Face Amount (000)	Value (000)
Credit Card — continued		
Chase Issuance Trust, Ser 2005-A7, Cl A7 4.550%, 03/15/13	$ 750	$ 783
Total Credit Card		**4,610**
Home Equity — 0.3%		
CIT Group Home Equity Loan Trust, Ser 2002-1, Cl AF5 (H)(M) 6.710%, 02/25/33	4	2
Equivantage Home Equity Loan Trust, Ser 1996-3, Cl A3 7.700%, 09/25/27 (M)	6	5
HFC Home Equity Loan Asset Backed Certificates, Ser 2006-2, Cl A1 (D)(M) 0.396%, 03/20/36	74	62
Residential Asset Securities, Ser 2001-KS3, Cl AI6 (E)(M) 5.960%, 09/25/31	22	18
Soundview Home Equity Loan Trust, Ser 2006-OPT3, Cl 2A2 (D)(M) 0.356%, 06/25/36	20	19
Terwin Mortgage Trust, Ser 2005-14HE, Cl AF2 (H)(M) 4.849%, 08/25/36	100	76
Wells Fargo Home Equity Trust, Ser 2004-2, Cl AI3 (E) 3.970%, 05/25/34	192	188
Total Home Equity		**370**
Other — 1.1%		
Aircraft Certificate Owner Trust 144A, Ser 2003-1A, Cl D 6.455%, 09/20/22	42	35
Countrywide Asset-Backed Certificates, Ser 2003-2, Cl M2 (D)(M) 2.721%, 03/26/33	13	3
Countrywide Asset-Backed Certificates, Ser 2003-5, Cl MF2 (E) 5.959%, 11/25/33	41	23
Countrywide Asset-Backed Certificates, Ser 2005-7, Cl AF6 (E) 4.693%, 10/25/35	36	29
Oil and Gas Royalty Trust 144A, Ser 2005-1A, Cl A (L) 5.090%, 07/28/12	146	151
Peco Energy Transition Trust, Ser 2001-A, Cl A1 6.520%, 12/31/10	460	478
TXU Electric Delivery Transition Bond, Ser 2004-1, Cl A2 4.810%, 11/17/14	425	449
Total Other		**1,168**
Total Asset-Backed Securities (Cost $10,157)		**10,296**

Description	Shares	Value (000)
Money Market Fund — 10.2%		
Dreyfus Cash Management Fund,		
Institutional Class, 0.182% (A)	11,465,550	$ 11,466
Total Money Market Fund (Cost $11,466)		**11,466**
Total Investments — 101.1% (Cost $110,671)		**113,604**
Other Assets and Liabilities, Net — (1.1)%		**(1,200)**
Total Net Assets — 100.0%		**$ 112,404**

For descriptions of abbreviations and footnotes, please refer to page 103.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of September 30, 2009 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Mortgage Related	$ —	$ 9,890	$ 838	$ 10,728
Corporate Bonds	—	25,814	—	25,814
U.S. Treasury Obligations	—	15,618	—	15,618
U.S. Government Agency Obligations	—	39,682	—	39,682
Asset-Backed Securities	—	10,110	186	10,296
Money Market Fund	11,466	—	—	11,466
Total Investments	**$11,466**	**$101,114**	**$1,024**	**$113,604**

Following is a reconciliation of Level 3 assets for which significant unobservable inputs were used in determining fair value (000).

	Investments
Balance as of March 31, 2009	$1,667
Realized gain (loss)	—
Change in unrealized appreciation (depreciation)	38
Accrued discounts/premiums	—
Net purchases (sales)	(243)
Transfers in and/or out of Level 3	(438)
Balance as of September 30, 2009	$1,024

The information used in the above reconciliation represents fiscal year to date activity for any investment in securities identified as using Level 3 inputs at either the beginning or the end of the current reporting period. Transfers in and/or out of Level 3 represents either the beginning value (for transfers in), or the ending value (for transfers out) of any security where a change in the input level occurred from the beginning to the end of the reporting period.

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL DWIGHT SHORT TERM FIXED INCOME FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Dwight Asset Management Company LLC

Performance Highlights

- *For the six-month period ended September 30, 2009, the Old Mutual Dwight Short Term Fixed Income Fund (the "Fund") outperformed its benchmark, the Merrill Lynch 1-3 Year U.S. Treasuries Index (the "Index"). The Fund's Class Z shares posted a 3.91% return versus a 0.67% return for the Index.*

- *From April 2009 through June 2009, the Fund's allocation to the commercial mortgage-backed securities ("CMBS") sector was a strong contributor to the Fund's outperformance, as CMBS bonds rallied. The Fund benefited from its exposure to the asset-backed securities ("ABS") sector as well, as the sector exhibited strong performance, continuing to benefit from the government's Term Asset-Backed Securities Loan Facility program. In addition, the Fund's underweight allocation to mortgage-backed securities ("MBS") and its allocation to investment grade corporate bonds contributed positively.*

- *From July 2009 through September 2009, positive momentum continued as credit spreads tightened across all major fixed income sectors, leading to broad outperformance versus duration matched U.S. Treasuries. The Fund's exposure to CMBS, ABS and residential MBS securities was the primary contributor to relative performance. In addition, the Fund's overweight to investment grade corporate bonds was a positive contributor to performance as this sector continued to rally.*

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended September 30, 2009, the Old Mutual Dwight Short Term Fixed Income Fund (the "Fund") outperformed its benchmark, the Merrill Lynch 1-3 Year U.S. Treasuries Index (the "Index"). The Fund's Class Z shares posted a 3.91% return versus a 0.67% return for the Index. Performance for all share classes can be found on page 98.

Q. What investment environment did the Fund face during the past period?

A. From April 2009 through June 2009, an ongoing recovery in credit markets led the bond markets higher despite a sharp rise in U.S. Treasury yields. Improving liquidity conditions and growing indications that the economy was poised to return to positive growth helped corporate bonds post high returns.

From July 2009 through September 2009, virtually every major sector of the bond markets produced generous returns as long-term interest rates fell and credit spreads continued their impressive move tighter. A return to economic growth and continued improvements in the health of the financial system helped propel high returns on corporate bonds.

Q. Which market factors influenced the Fund's relative performance?

A. From April 2009 through June 2009, commercial mortgage-backed securities ("CMBS") provided excess returns as the U.S. Federal Reserve Board (the "Fed") expanded its Term Asset-Backed Securities Loan Facility ("TALF") program to allow for the inclusion of high quality, legacy CMBS assets. The ongoing success of TALF also led to strong performance by the asset-backed securities ("ABS") sector, which outperformed U.S. Treasuries. Mortgage-backed securities ("MBS") posted excess returns.

From July 2009 through September 2009, the CMBS market was boosted by prospects of increased demand, fueled by the expected fourth quarter 2009 launch of the U.S. Treasury's Public-Private Investment Program ("PPIP"). Similarly, the ABS sector continued to benefit from the Fed's TALF program and produced excess returns. Agency mortgages saw a widening of spreads, as investors migrated towards higher yielding sectors. Nonetheless, the yield advantage of the MBS sector helped produce excess returns over U.S. Treasuries.

Q. How did portfolio composition affect Fund performance?

A. From April 2009 through June 2009, the Fund's allocation to the CMBS sector was a strong contributor to the Fund's outperformance, as CMBS bonds rallied. The Fund benefited from its exposure to the ABS sector as well, as the sector exhibited strong performance, continuing to benefit from the government's TALF program. In addition, the Fund's underweight allocation to MBS securities and its allocation to investment grade corporate bonds contributed positively.

From July 2009 through September 2009, positive momentum continued as credit spreads tightened across all major fixed income sectors, leading to broad outperformance versus duration matched U.S. Treasuries. The Fund's exposure to CMBS, ABS and residential MBS securities was the primary contributor to relative performance. In addition, the Fund's overweight to investment grade corporate bonds was a positive contributor to performance as this sector continued to rally.

Q. What is the investment outlook for the fixed income market?

A. Dwight Asset Management Company LLC ("Dwight"), the Fund's sub-adviser, believes that corporate balance sheets generally remain strong and that as market liquidity and spread levels continue to normalize, issuer specific risk should overtake systemic risk as the key driver of investment grade corporate bond returns. Dwight continues to favor the CMBS sector from a relative value standpoint, and will look to take advantage of short-term TALF and PPIP rallies. Dwight believes that, though the outlook for the general health of the consumer is still bleak, solid risk adjusted yields in the consumer sector of the ABS market offer opportunities to selectively reinvest. The Fed has completed the bulk of its purchase program and Dwight is concerned that mortgages will underperform without this large buyer in the market, but it continues to hold a core agency position in bonds with specific characteristics that shield them from large prepayments.

Top Ten Holdings
as of September 30, 2009*

U.S. Treasury Note 1.000%, 08/31/11	7.3%
U.S. Treasury Note 2.375%, 08/31/14	4.7%
U.S. Treasury Note 1.375%, 09/15/12	3.9%
FNMA TBA 5.000%, 10/15/18	2.5%
FNMA 5.500%, 08/01/22	2.3%
SBC Communications Capital, MTN, 7.000%, 10/01/12	2.3%
JP Morgan Chase Commercial Mortgage Securities, CMBS, Ser 2005-LDP5, Cl A1 5.035%, 12/15/44	2.2%
GNMA 5.000%, 09/15/39	2.0%
U.S. Treasury Note 0.875%, 04/30/11	1.9%
HFC Home Equity Loan Asset Backed Certificates, Ser 2006-3, Cl A3F 5.630%, 03/20/36	1.7%
As a % of Total Fund Investments	30.8%

* Excludes short-term money market fund.

Dwight Short Term Fixed Income Fund

OLD MUTUAL DWIGHT SHORT TERM FIXED INCOME FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of September 30, 2009

	Inception Date	6 Month Return	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	08/31/99	3.91%	5.02%	3.60%	4.26%	4.28%
Class A with load	07/31/03	0.80%	1.71%	2.40%	n/a	2.43%
Class A without load	07/31/03	3.90%	4.81%	3.41%	n/a	3.25%
Class C with load	07/31/03	2.63%	3.27%	2.86%	n/a	2.70%
Class C without load	07/31/03	3.63%	4.27%	2.86%	n/a	2.70%
Institutional Class	12/20/06[1]	4.09%	5.30%	n/a	n/a	4.44%
Merrill Lynch 1-3 Year U.S. Treasuries Index	08/31/99	0.67%	3.46%	4.03%	4.54%	4.57%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

On October 1, 2004, the Fund's Shareholders approved a change in the Fund's investment goal and the Fund's investment strategy was changed accordingly. The performance information prior to October 1, 2004 shown is the performance of the Fund's previous strategy, which was to seek to provide investors with a level of current income higher than that of money market funds, while attempting to preserve principal and maintain a stable NAV per share. The Fund's performance prior to October 1, 2004 may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 3.00% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C and Institutional Class shares (as reported in the July 29, 2009 prospectuses) are 0.73% and 0.72%; 1.08% and 0.97%; 1.76% and 1.47%; and 39.51% and 0.57%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on the inception date of August 31, 1999 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of September 30, 2009 — % of Total Fund Investments



Schedule of Investments

Description	Face Amount (000)	Value (000)
Mortgage Related — 31.1%		
Banc of America Commercial Mortgage, CMBS, Ser 2001-PB1, Cl A2 5.787%, 05/11/35	$ 1,332	$ 1,376
Banc of America Commercial Mortgage, CMBS, Ser 2004-4, Cl A3 4.128%, 07/10/42	1,149	1,154
Bear Stearns Commercial Mortgage Securities, CMBS, Ser 2000-WF2, Cl B (E) 7.460%, 10/15/32	1,500	1,518
Bear Stearns Commercial Mortgage Securities, CMBS, Ser 2001-TOP4, Cl A1 5.060%, 11/15/16	412	420
Bear Stearns Commercial Mortgage Securities, CMBS, Ser 2002-PBW1, Cl A1 (E) 3.970%, 11/11/35	382	387
Chase Commercial Mortgage Securities, CMBS, Ser 1999-2, Cl B (E) 7.343%, 01/15/32	1,750	1,748
Citigroup Commercial Mortgage Trust 144A, CMBS, Ser 2005-EMG, Cl A2 4.221%, 09/20/51	467	468
Citigroup Commercial Mortgage Trust, CMBS, Ser 2005-C3, Cl A1 4.391%, 05/15/43	1,268	1,271
Commercial Mortgage Pass Through Certificates, CMBS, Ser 2005-LP5, Cl A2 4.630%, 05/10/43	997	1,003
CS First Boston Mortgage Securities, CMBS, Ser 1997-C2, Cl D 7.270%, 01/17/35	667	695
Diversified REIT Trust 144A, CMBS, Ser 2000-1A, Cl C 6.971%, 03/08/10	2,440	2,437
Fannie Mae REMICS, CMO, Ser 2003-92, Cl JW 5.000%, 07/25/28	2,850	2,984
Fannie Mae REMICS, CMO, Ser 2006-63, Cl QB 5.500%, 09/25/27	807	836
Fannie Mae REMICS, CMO, Ser 2007-79, Cl MA 5.500%, 12/25/28	1,891	1,979
Fannie Mae REMICS, CMO, Ser 2008-16, Cl A 5.500%, 12/25/28 (I)	1,439	1,464
Freddie Mac REMICS, CMO, Ser 2623, Cl AJ 4.500%, 07/15/16	2,400	2,485
Freddie Mac REMICS, CMO, Ser 2868, Cl BE 4.250%, 08/15/24	1,611	1,659

Description	Face Amount (000)	Value (000)
Mortgage Related — continued		
Freddie Mac REMICS, CMO, Ser 2890, Cl QA 5.000%, 01/15/18	$ 928	$ 962
Freddie Mac REMICS, CMO, Ser 2916, Cl YE 5.000%, 11/15/26	1,783	1,857
Freddie Mac REMICS, CMO, Ser 2989, Cl TE 5.000%, 12/15/22	1,737	1,796
Freddie Mac REMICS, CMO, Ser 3176, Cl HL 5.000%, 02/15/28	2,680	2,758
Freddie Mac REMICS, CMO, Ser 3405, Cl PA 5.000%, 10/15/31	1,932	2,014
Government National Mortgage Association, CMO, Ser 2009-33, Cl MA 4.500%, 05/20/29	1,704	1,726
Greenwich Capital Commercial Funding, CMBS, Ser 2005-GG3, Cl A2 4.305%, 08/10/42	1,993	1,981
GSR Mortgage Loan Trust, CMO, Ser 2005-AR3, Cl 3A2 (E)(M) 4.041%, 05/25/35	1,353	210
JP Morgan Chase Commercial Mortgage Securities, CMBS, Ser 2001-CIB2, Cl A2 6.244%, 04/15/35	121	123
JP Morgan Chase Commercial Mortgage Securities, CMBS, Ser 2003-CB6, Cl A1 4.393%, 07/12/37	2,385	2,434
JP Morgan Chase Commercial Mortgage Securities, CMBS, Ser 2005-LDP1, Cl A2 4.625%, 03/15/46	1,364	1,359
JP Morgan Chase Commercial Mortgage Securities, CMBS, Ser 2005-LDP5, Cl A1 5.035%, 12/15/44	4,809	4,851
JP Morgan Chase Commercial Mortgage Securities, CMBS, Ser 2006-CB14, Cl A1 3.845%, 12/12/44	742	744
LB-UBS Commercial Mortgage Trust, CMBS, Ser 2003-C8, Cl A2 4.207%, 11/15/27	478	483
LB-UBS Commercial Mortgage Trust, CMBS, Ser 2005-C7, Cl A2 5.103%, 11/15/30	3,501	3,521
Lehman Brothers Floating Rate Commercial Mortgage Trust 144A, CMBS, Ser 2006-LLFA, Cl A1 (D)(M) 0.323%, 09/15/21	2,481	2,208

OLD MUTUAL DWIGHT SHORT TERM FIXED INCOME FUND — continued

SCHEDULE OF INVESTMENTS

As of September 30, 2009 (Unaudited)

Description	Face Amount (000)	Value (000)
Mortgage Related — continued		
Merrill Lynch/Countrywide Commercial Mortgage Trust, CMBS, Ser 2006-2, Cl A1 (E) 5.773%, 06/12/46	$ 685	$ 695
Merrill Lynch/Countrywide Commercial Mortgage Trust, CMBS, Ser 2007-9, Cl A1 4.277%, 09/12/49	2,307	2,318
MLCC Mortgage Investors, CMO, Ser 2004-1, Cl 1A (E)(M) 4.330%, 12/25/34	1,087	1,021
Morgan Stanley Capital I, CMBS, Ser 2004-HQ3, Cl A2 4.050%, 01/13/41	2,223	2,242
Morgan Stanley Capital I, CMBS, Ser 2005-T19, Cl A1 4.478%, 06/12/47	777	782
Protective Finance 144A, CMBS, Ser 2007-PLA, Cl A1 5.325%, 03/14/38	911	942
Prudential Commercial Mortgage Trust, CMBS, Ser 2003-PWR1, Cl A1 3.669%, 02/11/36	664	669
Sequoia Mortgage Trust, CMO, Ser 2004-12, Cl A1 (D)(M) 0.516%, 01/20/35	999	706
Structured Asset Securities, CMO, Ser 2002-21A, Cl 4A1 (E) 4.272%, 11/25/32	1,749	1,625
Wells Fargo Mortgage Backed Securities Trust, CMO, Ser 2002-18, Cl 2A4 (M) 6.000%, 12/25/32	423	424
Wells Fargo Mortgage Backed Securities Trust, CMO, Ser 2005-AR3, Cl 2A1 (E)(M) 3.279%, 03/25/35	2,250	2,121
Total Mortgage Related (Cost $67,588)		**66,456**
Corporate Bond — 23.5%		
Alabama Power 4.850%, 12/15/12	1,800	1,953
Andrew W Mellon Foundation 3.950%, 08/01/14	2,500	2,611
Bank of America 5.375%, 08/15/11	1,350	1,407
Bank One 7.875%, 08/01/10	3,000	3,157
BP Capital Markets 3.125%, 03/10/12	500	517
Citigroup 2.875%, 12/09/11	1,100	1,135
Citigroup Funding 1.875%, 11/15/12	3,000	3,000
European Investment Bank 3.000%, 04/08/14	2,200	2,251

Description	Face Amount (000)	Value (000)
Corporate Bond — continued		
Federal Home Loan Banks 1.750%, 08/22/12	$ 2,500	$ 2,508
FIH Erhvervsbank A/S 144A, 0.645%, 09/29/10	2,500	2,500
Goldman Sachs Group 3.250%, 06/15/12	2,000	2,087
Hewlett-Packard 2.950%, 08/15/12	1,800	1,845
HSBC USA 3.125%, 12/16/11	1,100	1,142
International Bank for Reconstruction & Development 0.505%, 03/04/11 (D)	2,000	2,008
Kreditanstalt fuer Wiederaufbau 3.500%, 03/10/14	2,450	2,549
Kreditanstalt fuer Wiederaufbau, MTN, 0.623%, 03/02/11 (D)	2,000	1,999
Morgan Stanley 2.900%, 12/01/10	2,000	2,051
Pfizer 4.450%, 03/15/12	1,800	1,912
PNC Funding 2.300%, 06/22/12	1,500	1,527
Principal Life Income Funding Trusts 5.150%, 06/17/11	2,500	2,585
Roche Holdings 144A, 4.500%, 03/01/12	1,800	1,905
SBC Communications Capital, MTN, 7.000%, 10/01/12	5,000	5,028
Westfield Capital Corp Ltd/WT Finance Aust/WEA Finance 144A, 4.375%, 11/15/10	2,410	2,445
Total Corporate Bond (Cost $49,002)		**50,122**
U.S. Treasury Obligations — 23.1%		
U.S. Treasury Inflation-Indexed Note 2.375%, 04/15/11 (J)	3,300	3,687
U.S. Treasury Note 2.375%, 08/31/14	10,430	10,469
1.875%, 02/28/14	3,116	3,089
1.500%, 10/31/10	1,750	1,770
1.375%, 05/15/12	290	291
1.375%, 09/15/12	8,720	8,705
1.125%, 06/30/11	1,000	1,006
1.000%, 08/31/11	16,190	16,218
0.875%, 04/30/11	4,150	4,161
Total U.S. Treasury Obligations (Cost $49,217)		**49,396**

Description	Face Amount (000)	Value (000)
U.S. Government Agency Obligations — 13.5%		
FNMA		
6.000%, 11/01/17	$ 1,732	$ 1,857
5.500%, 03/15/11 (M)	2,400	2,567
5.500%, 08/01/17	1,542	1,644
5.500%, 08/01/22	4,796	5,079
2.750%, 03/13/14	2,000	2,031
1.520%, 01/27/12	1,415	1,420
FNMA TBA		
6.000%, 10/15/34	600	633
5.000%, 10/15/20	5,200	5,452
FHLMC		
2.125%, 03/23/12 (M)	2,000	2,037
1.750%, 06/15/12	1,800	1,809
GNMA		
5.000%, 09/15/39	4,230	4,387
Total U.S. Government Agency Obligations (Cost $28,439)		28,916
Asset-Backed Securities — 9.0%		
Automobile — 3.9%		
Huntington Auto Trust 144A, Ser 2008-1A, Cl A3A 4.810%, 04/16/12	1,600	1,648
Nissan Auto Receivables Owner Trust, Ser 2008-B, Cl A3 4.460%, 04/16/12	3,000	3,101
USAA Auto Owner Trust, Ser 2009-1, Cl A2 2.640%, 08/15/11	3,425	3,461
Total Automobile		8,210
Credit Card — 0.9%		
Capital One Multi-Asset Execution Trust, Ser 2009-A2, Cl A2 3.200%, 04/15/14	1,875	1,930
Total Credit Card		1,930
Home Equity — 2.0%		
HFC Home Equity Loan Asset Backed Certificates, Ser 2006-3, Cl A3F (H) 5.630%, 03/20/36	4,305	3,829
Wells Fargo Home Equity Trust, Ser 2004-2, Cl AI3 (E) 3.970%, 05/25/34	390	381
Total Home Equity		4,210

Description	Face Amount (000)/Shares	Value (000)
Other — 2.2%		
Entergy Gulf States Reconstruction Funding, Ser 2007-A, Cl A1 5.510%, 10/01/13	$ 3,003	$ 3,190
Fannie Mae Whole Loan, Ser 2001-W4, Cl AF5 (H)(M) 6.114%, 02/25/32	142	141
Oil and Gas Royalty Trust 144A, Ser 2005-1A, Cl A (L) 5.090%, 07/28/12	1,411	1,458
Total Other		4,789
Total Asset-Backed Securities (Cost $19,097)		19,139
Money Market Fund — 3.4%		
Dreyfus Cash Management Fund, Institutional Class, 0.182% (A)	7,225,109	7,225
Total Money Market Fund (Cost $7,225)		7,225
Total Investments — 103.6% (Cost $220,568)		221,254
Other Assets and Liabilities, Net — (3.6)%		(7,787)
Total Net Assets — 100.0%		$ 213,467

For descriptions of abbreviations and footnotes, please refer to page 103.

Old Mutual Dwight Short Term Fixed Income Fund — concluded

Schedule of Investments

As of September 30, 2009 (Unaudited)

Other Information:

The fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

A summary of the inputs used as of September 30, 2009 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Mortgage Related	$ —	$ 65,304	$ 1,152	$ 66,456
Corporate Bonds	—	47,622	2,500	50,122
U.S. Treasury Obligations	—	49,396	—	49,396
U.S. Government Agency Obligations	—	28,916	—	28,916
Asset-Backed Securities	—	17,681	1,458	19,139
Money Market Fund	7,225	—	—	7,225
Total Investments	**$7,225**	**$208,919**	**$5,110**	**$221,254**

Following is a reconciliation of Level 3 assets for which significant unobservable inputs were used in determining fair value (000).

	Investments
Balance as of March 31, 2009	$4,165
Realized gain (loss)	5
Change in unrealized appreciation (depreciation)	(800)
Accrued discounts/premiums	—
Net purchases (sales)	(760)
Transfers in and/or out of Level 3	2,500
Balance as of September 30, 2009	**$5,110**

The information used in the above reconciliation represents fiscal year to date activity for any investment in securities identified as using Level 3 inputs at either the beginning or the end of the current reporting period. Transfers in and/or out of Level 3 represents either the beginning value (for transfers in), or the ending value (for transfers out) of any security where a change in the input level occurred from the beginning to the end of the reporting period.

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

Notes to Schedule of Investments

* Non-income producing security.

144A — Security exempt from registration under Rule 144A of the securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. On September 30, 2009, the value of these securities amounted to $871 (000), representing 1.7% of the net assets of the Old Mutual Barrow Hanley Core Bond Fund, $5,410 (000), representing 38.5% of the net assets of the Old Mutual Dwight High Yield Fund, $6,589 (000), representing 5.9% of the net assets of the Dwight Intermediate Fixed Income Fund and $16,011 (000), representing 7.6% of the net assets of the Dwight Short Term Fixed Income Fund.

(A) — The rate reported represents the 7-day effective yield as of September 30, 2009.

(B) — All or a portion of this security is held as required margin for open futures contracts. The rate reported represents the effective yield at the time of purchase.

(C) — All or a portion of this security is held as cover for securities sold short.

(D) — Floating Rate Security - The rate reported represents the security's rate as of September 30, 2009.

(E) — Variable Rate Security - The rate reported represents the effective yield at the time of purchase.

(F) — Discount Note - the rate reported on the Schedule of Investments represents the effective yield at the time of purchase.

(G) — Tri-party repurchase agreement.

(H) — The rate shown reflects the coupon rate after the step date.

(I) — Interest Only.

(J) — Inflation-Indexed Bond or Note - The principal amount of this security is adjusted for inflation.

(K) — Security is in default. Issuer has failed to make a timely payment of either principal or interest or has failed to comply with some provision of the bond indenture.

(L) — Security deemed to be illiquid. The Fund may not invest more than 15% of its net assets in illiquid securities. On September 30, 2009, the value of these securities amounted to $2 (000), representing 0.0% of the net assets of the Old Mutual Dwight High Yield Fund, $151 (000), representing 0.1% of the net assets of the Old Mutual Dwight Intermediate Fixed Income Fund, $1,458 (000), representing 0.7% of the net assets of the Old Mutual Dwight Short Term Fixed Income Fund.

(M) — All or a portion of this security is held as cover for TBAs.

ADR — American Depositary Receipt

Cl — Class

CMBS — Commercial Mortgage-Backed Security

CMO — Collateralized Mortgage Obligation

GNMA — Government National Mortgage Association

FHLMC — Federal Home Loan Mortgage Corporation

FNMA — Federal National Mortgage Association

HMO — Health Maintenance Organization

ISP — Internet Service Provider

LP — Limited Partnership

MTN — Medium Term Note

R&D — Research and Development

REITs — Real Estate Investment Trusts

S&L — Savings and Loan

Ser — Series

TBA — Security traded under delayed delivery commitments settling after September 30, 2009. Income on this security will not be earned until the settlement date.

Amounts designated as "—" are either $0 or have been rounded to $0.

Cost figures are shown with "000's" omitted.

STATEMENTS OF ASSETS & LIABILITIES (000, excluding shares)

	Old Mutual Analytic U.S. Long/Short Fund
Assets:	
Investment Securities, at cost	$ 173,775
Investment Securities, at value	$ 209,164
Cash Deposit Held at Prime Broker	362
Receivable for Capital Shares Sold	57
Receivable for Investment Securities Sold	—
Receivable for Dividends and Interest	219
Receivable from Investment Adviser	—
Variation Margin Receivable on Futures Contracts	2
Other Assets	16
Total Assets	209,820
Liabilities:	
Securities Sold Short, at Value (Proceeds received of $28,364, $—, $—, $—, $—)	34,019
Payable to Investment Adviser	4
Payable for Management Fees	117
Payable for Capital Shares Redeemed	270
Payable for Investment Securities Purchased	—
Payable for Trustees' Fees	7
Accrued Dividend Expense on Securities Sold Short	15
Payable for Distribution and Service Fees	1
Variation Margin Payable on Futures Contracts	23
Accrued Expenses	120
Total Liabilities	34,576
Net Assets	$ 175,244
Net Assets:	
Paid-in Capital†	$ 250,371
Undistributed Net Investment Income	1,035
Accumulated Net Realized Loss on Investments, Futures Contracts and Securities Sold Short	(105,917)
Net Unrealized Appreciation or (Depreciation) on Investments, Securities Sold Short and Futures Contracts	29,755
Net Assets	$ 175,244
Net Assets – Class Z	$ 142,398
Net Assets – Class A	4,885
Net Assets – Class C	1,890
Net Assets – Institutional Class	26,071
Outstanding Shares of Beneficial Interest – Class Z	14,225,369
Outstanding Shares of Beneficial Interest – Class A	493,257
Outstanding Shares of Beneficial Interest – Class C	196,361
Outstanding Shares of Beneficial Interest – Institutional Class	2,599,269
Net Asset Value, Offering and Redemption Price Per Share – Class Z*	$ 10.01
Net Asset Value and Redemption Price Per Share – Class A*	$ 9.90
Maximum Offering Price Per Share Class A**	$ 10.50
Net Asset Value, Offering and Redemption Price Per Share – Class C††*	$ 9.63
Net Asset Value, Offering and Redemption Price Per Share – Institutional Class*	$ 10.03

† Par Value of $0.001, unlimited authorization
†† Class C shares have a contingent deferred sales charge. For a description of a possible sales charge, please see the Fund's prospectus.
* Net assets divided by shares may not calculate to the stated NAV because the amounts are shown rounded.
** Maximum Offering Price Per Share is equal to Net Asset Value/94.25%
N/A — Not Applicable

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

	Old Mutual Barrow Hanley Value Fund	Old Mutual Columbus Circle Technology and Communications Fund	Old Mutual Focused Fund	Old Mutual Growth Fund
	$ 148,565	$ 101,289	$ 85,766	$ 308,733
	$ 144,036	$ 132,839	$ 103,232	$ 376,187
	—	—	—	—
	35	24	549	43
	303	5,087	351	990
	420	18	68	357
	12	67	45	142
	—	—	—	—
	10	9	7	18
	144,816	138,044	104,252	377,737
	—	—	—	—
	90	102	61	248
	314	78	82	198
	—	5,086	1,660	312
	5	4	3	12
	—	—	—	—
	—	—	1	—
	—	—	—	—
	65	203	97	460
	474	5,473	1,904	1,230
	$ 144,342	$ 132,571	$ 102,348	$ 376,507
	$ 168,418	$ 2,483,138	$ 187,218	$ 1,519,296
	878	1,041	597	24,040
	(20,425)	(2,383,158)	(102,933)	(1,234,283)
	(4,529)	31,550	17,466	67,454
	$ 144,342	$ 132,571	$ 102,348	$ 376,507
	$ 84,563	$ 122,965	$ 67,290	$ 359,677
	2,758	1,563	15,621	911
	1,323	715	1,562	1,181
	55,698	7,328	17,875	14,738
	15,516,777	8,580,217	3,366,803	16,081,304
	507,837	110,899	790,106	41,330
	250,551	52,964	82,243	56,083
	10,236,813	508,882	890,839	661,138
	$ 5.45	$ 14.33	$ 19.99	$ 22.37
	$ 5.43	$ 14.10	$ 19.77	$ 22.03
	$ 5.76	$ 14.96	$ 20.98	$ 23.37
	$ 5.28	$ 13.49	$ 18.99	$ 21.05
	$ 5.44	$ 14.40	$ 20.07	$ 22.29

	Old Mutual Heitman REIT Fund
Assets:	
Investment Securities, at cost	$ 37,195
Investment Securities, at value	$ 49,391
Receivable for Capital Shares Sold	62
Receivable for Investment Securities Sold	970
Receivable for Dividends and Interest	133
Other Assets	10
Total Assets	50,566
Liabilities:	
Payable for Management Fees	35
Payable to Investment Adviser	18
Payable for Capital Shares Redeemed	33
Payable for Investment Securities Purchased	2,489
Payable for Trustees' Fees	2
Payable for Distribution and Service Fees	—
Accrued Expenses	55
Total Liabilities	2,632
Net Assets	$ 47,934
Net Assets:	
Paid-in Capital†	$ 62,574
Undistributed (Distributions in Excess of) Net Investment Income/ (Accumulated Net Investment Loss)	(2,406)
Accumulated Net Realized Loss on Investments	(24,430)
Net Unrealized Appreciation on Investments	12,196
Net Assets	$ 47,934
Net Assets – Class Z	$ 36,190
Net Assets – Class A	7,901
Net Assets – Class C	432
Net Assets – Institutional Class	3,411
Outstanding Shares of Beneficial Interest – Class Z	6,000,256
Outstanding Shares of Beneficial Interest – Class A	1,316,442
Outstanding Shares of Beneficial Interest – Class C	71,934
Outstanding Shares of Beneficial Interest – Institutional Class	568,577
Net Asset Value, Offering and Redemption Price Per Share – Class Z*	$ 6.03
Net Asset Value and Redemption Price Per Share – Class A*	$ 6.00
Maximum Offering Price Per Share Class A**	$ 6.37
Net Asset Value, Offering and Redemption Price Per Share – Class C††*	$ 6.00
Net Asset Value, Offering and Redemption Price Per Share – Institutional Class*	$ 6.00

† Par Value of $0.001, unlimited authorization

†† Class C shares have a contingent deferred sales charge. For a description of a possible sales charge, please see the Fund's prospectus.

* Net assets divided by shares may not calculate to the stated NAV because the amounts are shown rounded.

** Maximum Offering Price Per Share is equal to Net Asset Value/94.25%

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

	Old Mutual Large Cap Growth Fund	Old Mutual Strategic Small Company Fund	Old Mutual TS&W Mid-Cap Value Fund	Old Mutual TS&W Small Cap Value Fund
	$ 185,431	$ 96,685	$ 195,817	$ 99,428
	$ 205,018	$ 115,942	$ 226,973	$ 118,454
	6	4	1,091	327
	—	1,727	3,977	349
	172	26	239	156
	13	10	14	11
	205,209	117,709	232,294	119,297
	117	88	170	96
	56	18	12	14
	155	44	184	156
	—	2,217	4,198	132
	6	4	6	3
	—	—	—	1
	293	147	113	77
	627	2,518	4,683	479
	$ 204,582	$ 115,191	$ 227,611	$ 118,818
	$ 536,732	$ 384,357	$ 268,974	$ 119,875
	398	(396)	490	106
	(352,135)	(288,027)	(73,009)	(20,189)
	19,587	19,257	31,156	19,026
	$ 204,582	$ 115,191	$ 227,611	$ 118,818
	$ 170,870	$ 101,873	$ 74,992	$ 77,064
	1,696	830	6,143	4,256
	1,171	94	909	1,527
	30,845	12,394	145,567	35,971
	11,687,927	11,922,669	10,126,729	5,054,954
	117,907	99,175	837,649	285,727
	85,081	11,970	125,844	109,288
	2,096,540	1,445,134	19,656,854	2,351,075
	$ 14.62	$ 8.54	$ 7.41	$ 15.25
	$ 14.38	$ 8.37	$ 7.33	$ 14.90
	$ 15.26	$ 8.88	$ 7.78	$ 15.81
	$ 13.76	$ 7.85	$ 7.22	$ 13.97
	$ 14.71	$ 8.58	$ 7.41	$ 15.30

STATEMENTS OF ASSETS & LIABILITIES (000, excluding shares) — concluded

As of September 30, 2009 (Unaudited)

	Old Mutual Barrow Hanley Core Bond Fund
Assets:	
Investment Securities, at cost	$ 49,769
Investment Securities, at value	$ 52,370
Repurchase Agreement, at value	—
Cash	—
Receivable for Capital Shares Sold	—
Receivable for Investment Securities Sold	324
Receivable for Dividends and Interest	458
Receivable from Investment Adviser	6
Other Assets	5
Total Assets	53,163
Liabilities:	
Payable for Management Fees	26
Payable to Investment Adviser	—
Payable for Capital Shares Redeemed	—
Payable for Investment Securities Purchased	490
Payable to Custodian	—
Payable for Trustees' Fees	2
Payable for Distribution and Service Fees	—
Accrued Expenses	17
Total Liabilities	535
Net Assets	$ 52,628
Net Assets:	
Paid-in Capital†	$ 49,442
Undistributed (Distributions in Excess of) Net Investment Income/ (Accumulated Net Investment Loss)	—
Accumulated Net Realized Gain (Loss) on Investments and Futures Contracts	585
Net Unrealized Appreciation on Investments	2,601
Net Assets	$ 52,628
Net Assets – Class Z	N/A
Net Assets – Class A	N/A
Net Assets – Class C	N/A
Net Assets – Institutional Class	$ 52,628
Outstanding Shares of Beneficial Interest – Class Z	N/A
Outstanding Shares of Beneficial Interest – Class A	N/A
Outstanding Shares of Beneficial Interest – Class C	N/A
Outstanding Shares of Beneficial Interest – Institutional Class	4,941,339
Net Asset Value, Offering and Redemption Price Per Share – Class Z*	N/A
Net Asset Value and Redemption Price Per Share – Class A*	N/A
Maximum Offering Price Per Share Class A	N/A
Net Asset Value, Offering and Redemption Price Per Share – Class C††*	N/A
Net Asset Value, Offering and Redemption Price Per Share – Institutional Class*	$ 10.65

† Par Value of $0.001, unlimited authorization

†† Class C shares have a contingent deferred sales charge. For a description of a possible sales charge, please see the Fund's prospectus.

* Net assets divided by shares may not calculate to the stated NAV because the amounts are shown rounded.

** Maximum Offering Price Per Share is equal to Net Asset Value/95.25%

*** Maximum Offering Price Per Share is equal to Net Asset Value/97.00%

N/A — Not Applicable

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Old Mutual Cash Reserves Fund	Old Mutual Dwight High Yield Fund	Old Mutual Dwight Intermediate Fixed Income Fund	Old Mutual Dwight Short Term Fixed Income Fund
$ 31,330	$ 13,706	$ 110,671	$ 220,568
$ 29,230	$ 13,908	$ 113,604	$ 221,254
2,100	—	—	—
45	—	—	—
43	—	391	826
—	514	3,812	5,136
11	303	745	1,008
24	4	14	—
4	3	9	14
31,457	14,732	118,575	228,238
10	8	41	81
—	—	—	32
51	—	411	1,117
—	667	5,529	13,403
—	—	163	73
1	—	3	7
—	—	8	5
47	7	16	53
109	682	6,171	14,771
$ 31,348	$ 14,050	$ 112,404	$ 213,467
$ 31,351	$ 13,891	$ 108,804	$ 215,300
—	46	(21)	21
(3)	(89)	688	(2,540)
—	202	2,933	686
$ 31,348	$ 14,050	$ 112,404	$ 213,467
$ 28,218	N/A	$ 9,794	$ 135,950
1,883	N/A	64,970	53,063
1,246	N/A	24,768	17,491
1	$ 14,050	12,872	6,963
28,226,029	N/A	957,928	13,601,876
1,883,114	N/A	6,350,833	5,307,709
1,245,791	N/A	2,422,285	1,750,948
534	1,359,438	1,257,840	697,106
$ 1.00	N/A	$ 10.22	$ 9.99
$ 1.00	N/A	$ 10.23	$ 10.00
N/A	N/A	$ 10.74**	$ 10.31***
$ 1.00	N/A	$ 10.23	$ 9.99
$ 1.00	$ 10.31	$ 10.23	$ 9.99

STATEMENTS OF OPERATIONS (000)

FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2009 (UNAUDITED)

	Old Mutual Analytic U.S. Long/Short Fund
Investment Income:	
Dividends	$ 1,903
Interest	2
Less: Foreign Taxes Withheld	—
Total Investment Income	1,905
Expenses:	
Management Fees	755
Distribution and Service Fees:	
Class A	6
Class C	15
Professional Fees	49
Registration and SEC Fees	31
Custodian Fees	20
Printing Fees	18
Trustees' Fees	14
Transfer Agent Fees	106
Dividend Expense on Securities Sold Short	98
Interest Expense on Securities Sold Short	86
Other Expenses	19
Total Expenses	1,217
Less:	
Net (Waiver) Recoupment of Management Fees	(2)
Expense Reduction[1]	—
Net Expenses	1,215
Net Investment Income (Loss)	690
Net Realized Gain (Loss) from Security Transactions (including Securities Sold Short)	3,142
Net Realized Gain on Futures Contracts	1,509
Net Change in Unrealized Appreciation on Investments (including Securities Sold Short)	41,533
Net Change in Unrealized Depreciation on Futures Contracts	(155)
Net Realized and Unrealized Gain on Investments	46,029
Increase in Net Assets Resulting from Operations	$ 46,719

[1] All expense reductions are for transfer agent expenses. See Note 2.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Old Mutual Barrow Hanley Value Fund	Old Mutual Columbus Circle Technology and Communications Fund	Old Mutual Focused Fund	Old Mutual Growth Fund
$ 2,284	$ 250	$ 755	$ 1,834
—	—	—	—
(12)	(3)	(11)	(9)
2,272	247	744	1,825
558	545	303	1,366
4	2	10	1
7	4	7	7
32	28	20	82
28	20	17	31
3	7	3	12
8	124	47	172
10	9	6	23
76	392	95	709
—	—	—	—
—	—	—	—
14	12	11	42
740	1,143	519	2,445
(57)	(313)	(114)	(615)
—	—	—	—
683	830	405	1,830
1,589	(583)	339	(5)
(15,848)	19,794	5,100	(2,261)
—	—	—	—
56,693	21,734	18,701	113,459
—	—	—	—
40,845	41,528	23,801	111,198
$ 42,434	$ 40,945	$ 24,140	$ 111,193

Statements of Operations (000) — continued

For The Six-Month Period Ended September 30, 2009 (Unaudited)

	Old Mutual Heitman REIT Fund
Investment Income:	
Dividends	$ 878
Less: Foreign Taxes Withheld	—
Total Investment Income	878
Expenses:	
Management Fees	181
Distribution and Service Fees:	
Class A	8
Class C	3
Professional Fees	8
Registration and SEC Fees	21
Custodian Fees	2
Printing Fees	8
Trustees' Fees	3
Transfer Agent Fees	55
Offering Costs	—
Other Expenses	6
Total Expenses	295
Less:	
Net (Waiver) Recoupment of Management Fees	(38)
Expense Reduction[1]	—
Net Expenses	257
Net Investment Income	621
Net Realized Gain (Loss) from Security Transactions	(1,821)
Net Change in Unrealized Appreciation on Investments	21,158
Net Realized and Unrealized Gain on Investments	19,337
Increase in Net Assets Resulting from Operations	$ 19,958

[1] All expense reduction are for transfer agent expenses. See note 2.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

112

Old Mutual Large Cap Growth Fund	Old Mutual Strategic Small Company Fund	Old Mutual TS&W Mid-Cap Value Fund	Old Mutual TS&W Small Cap Value Fund
$ 1,242	$ 292	$ 1,339	$ 633
(4)	(6)	(4)	—
1,238	286	1,335	633
685	501	843	427
2	1	7	5
11	—	8	9
40	22	37	17
(10)	(4)	3	(3)
5	27	5	6
59	61	25	13
13	9	14	6
465	266	140	67
—	—	7	7
19	15	19	11
1,289	898	1,108	565
(285)	(227)	(157)	(28)
—	—	—	—
1,004	671	951	537
234	(385)	384	96
4,011	6,490	4,314	382
40,125	23,557	42,839	24,111
44,136	30,047	47,153	24,493
$ 44,370	$ 29,662	$ 47,537	$ 24,589

Statements of Operations (000) — concluded

For The Six-Month Period Ended September 30, 2009 (Unaudited)

	Old Mutual Barrow Hanley Core Bond Fund
Investment Income:	
Dividends	$ 3
Interest	1,313
Less: Foreign Taxes Withheld	—
Total Investment Income	1,316
Expenses:	
Management Fees	145
Distribution and Service Fees:	
Class A	—
Class C	—
Professional Fees	11
Registration and SEC Fees	14
Custodian Fees	4
Printing Fees	—
Trustees' Fees	3
Transfer Agent Fees	1
Pricing Fees	11
Other Expenses	4
Total Expenses	193
Less:	
Net (Waiver) Recoupment of Management Fees	(23)
Reimbursement of Other Expenses by Adviser	—
Expense Reduction[2]	—
Net Expenses	170
Net Investment Income	1,146
Net Realized Gain (Loss) from Security Transactions	(641)
Net Realized Gain on Futures Contracts	—
Net Change in Unrealized Appreciation on Investments	3,964
Net Change in Unrealized Depreciation on Futures Contracts	—
Net Realized and Unrealized Gain on Investments	3,323
Increase in Net Assets Resulting from Operations	$4,469

(1) See Note 3.
(2) All expense reductions are for transfer agent expenses. See Note 2.
(3) The Amount represents realized gain on derivative instruments subject to equity price risk exposure.
(4) The Amount represents the change in unrealized depreciation on derivative instruments subject to equity price risk exposure.

Amounts designated as ″—″ are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Old Mutual Cash Reserves Fund	Old Mutual Dwight High Yield Fund	Old Mutual Dwight Intermediate Fixed Income Fund	Old Mutual Dwight Short Term Fixed Income Fund
$ —	$ 2	$ 29	$ 32
81	1,027	2,236	3,671
—	—	—	—
81	1,029	2,265	3,703
68	48	229	448
1	—	65	55
13	—	117	58
7	2	27	41
28	13	20	28
6	1	6	5
11	—	7	9
2	—	7	14
53	1	23	58
3	4	17	7
5	2	12	19
197	71	530	742
(68)[1]	(16)	(59)	65
(65)[1]	—	—	—
—	—	—	—
64	55	471	807
17	974	1,794	2,896
—	429	429	179
—	—	28[3]	—
—	2,993	3,977	4,656
—	—	(22)[4]	—
—	3,422	4,412	4,835
$ 17	$4,396	$6,206	$7,731

Statements of Changes in Net Assets (000)

	Old Mutual Analytic U.S. Long/Short Fund	
	4/1/09 to 9/30/09 (Unaudited)	4/1/08 to 3/31/09
Investment Activities:		
Net Investment Income (Loss)	$ 690	$ 905
Net Realized Gain (Loss) from Investments (including Securities Sold Short) and Futures Contracts	4,651	(89,014)
Net Change in Unrealized Appreciation (Depreciation) on Investments (including Securities Sold Short) and Futures Contracts	41,378	(13,735)
Net Increase (Decrease) in Net Assets Resulting from Operations	46,719	(101,844)
Dividends and Distributions to Shareholders From:		
Net Investment Income:		
Class Z	—	(614)
Class A	—	(26)
Class C	—	(11)
Institutional Class	—	(90)
Net Realized Gains from Investment Transactions:		
Class Z	—	—
Class A	—	—
Class C	—	—
Institutional Class	—	—
Total Dividends and Distributions	—	(741)
Increase (Decrease) in Net Assets Derived from Capital Shares Transactions[1]	(54,373)	172,116
Total Increase (Decrease) in Net Assets	(7,654)	69,531
Net Assets:		
Beginning of Period	182,898	113,367
End of Period	$ 175,244	$ 182,898
Undistributed Net Investment Income	$ 1,035	$ 345

[1] See Note 5.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

	Old Mutual Barrow Hanley Value Fund		Old Mutual Columbus Circle Technology and Communications Fund		Old Mutual Focused Fund		Old Mutual Growth Fund	
	4/1/09 to 9/30/09 (Unaudited)	4/1/08 to 3/31/09	4/1/09 to 9/30/09 (Unaudited)	4/1/08 to 3/31/09	4/1/09 to 9/30/09 (Unaudited)	4/1/08 to 3/31/09	4/1/09 to 9/30/09 (Unaudited)	4/1/08 to 3/31/09
	$ 1,589	$ 4,057	$ (583)	$ 1,624	$ 339	$ 1,088	$ (5)	$ 24,045
	(15,848)	(4,111)	19,794	(34,493)	5,100	(33,358)	(2,261)	(76,312)
	56,693	(60,420)	21,734	(10,658)	18,701	446	113,459	(111,647)
	42,434	(60,474)	40,945	(43,527)	24,140	(31,824)	111,193	(163,914)
	(916)	(1,781)	—	—	—	(723)	—	—
	(25)	(63)	—	—	—	(33)	—	—
	(8)	(39)	—	—	—	(11)	—	—
	(738)	(1,198)	—	—	—	(271)	—	—
	—	—	—	—	—	(199)	—	—
	—	—	—	—	—	(9)	—	—
	—	—	—	—	—	(3)	—	—
	—	—	—	—	—	(73)	—	—
	(1,687)	(3,081)	—	—	—	(1,322)	—	—
	(11,490)	35,203	(2,710)	(18,493)	17,204	51,125	(9,881)	(38,164)
	29,257	(28,352)	38,235	(62,020)	41,344	17,979	101,312	(202,078)
	115,085	143,437	94,336	156,356	61,004	43,025	275,195	477,273
	$144,342	$115,085	$132,571	$ 94,336	$102,348	$ 61,004	$376,507	$ 275,195
	$ 878	$ 976	$ 1,041	$ 1,624	$ 597	$ 258	$ 24,040	$ 24,045

STATEMENTS OF CHANGES IN NET ASSETS (000) — continued

	Old Mutual Heitman REIT Fund	
	4/1/09 to 9/30/09 (Unaudited)	4/1/08 to 3/31/09
Investment Activities:		
Net Investment Income (Loss)	$ 621	$ 1,952
Net Increase from Payment by Affiliates[1]	—	—
Net Realized Gain (Loss) from Investments	(1,821)	(21,864)
Net Change in Unrealized Appreciation (Depreciation) on Investments	21,158	(25,800)
Net Increase (Decrease) in Net Assets Resulting from Operations	19,958	(45,712)
Dividends and Distributions to Shareholders From:		
Net Investment Income:		
Class Z	(519)	(1,060)
Class A	(102)	(161)
Class C	(5)	(8)
Institutional Class	(53)	(202)
Net Realized Gains from Investment Transactions:		
Class Z	—	—
Class A	—	—
Class C	—	—
Institutional Class	—	—
Total Dividends and Distributions	(679)	(1,431)
Increase (Decrease) in Net Assets Derived from Capital Shares Transactions[2]	(1,521)	(26,574)
Total Increase (Decrease) in Net Assets	17,758	(73,717)
Net Assets:		
Beginning of Period	30,176	103,893
End of Period	$47,934	$ 30,176
Undistributed Net Investment Income/(Accumulated Net Investment Loss)	$ (2,406)	$ (2,348)

[1] See Note 2.

[2] See Note 5.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

118

	Old Mutual Large Cap Growth Fund		Old Mutual Strategic Small Company Fund		Old Mutual TS&W Mid-Cap Value Fund		Old Mutual TS&W Small Cap Value Fund	
	4/1/09 to 9/30/09 (Unaudited)	4/1/08 to 3/31/09	4/1/09 to 9/30/09 (Unaudited)	4/1/08 to 3/31/09	4/1/09 to 9/30/09 (Unaudited)	4/1/08 to 3/31/09	4/1/09 to 9/30/09 (Unaudited)	4/1/08 to 3/31/09
	$ 234	$ 154	$ (385)	$ (7)	$ 384	$ 323	$ 96	$ 59
	—	—	—	15	—	—	—	2
	4,011	(40,013)	6,490	(10,866)	4,314	(35,871)	382	(11,121)
	40,125	(31,416)	23,557	1,727	42,839	9,148	24,111	(7,989)
	44,370	(71,275)	29,662	(9,131)	47,537	(26,400)	24,589	(19,049)
	—	—	—	—	—	—	—	(43)
	—	—	—	—	—	(21)	—	(2)
	—	—	—	—	—	(8)	—	(1)
	—	—	—	—	—	(268)	—	—
	—	—	—	—	—	—	—	(3,991)
	—	—	—	—	—	—	—	(218)
	—	—	—	—	—	—	—	(116)
	—	—	—	—	—	—	—	—
	—	—	—	—	—	(297)	—	(4,371)
	18,060	114,226	(6,705)	75,915	55,043	91,027	34,536	35,306
	62,430	42,951	22,957	66,784	102,580	64,330	59,125	11,886
	142,152	99,201	92,234	25,450	125,031	60,701	59,693	47,807
	$ 204,582	$ 142,152	$ 115,191	$ 92,234	$ 227,611	$ 125,031	$ 118,818	$ 59,693
	$ 398	$ 164	$ (396)	$ (11)	$ 490	$ 106	$ 106	$ 10

STATEMENTS OF CHANGES IN NET ASSETS (000) — concluded

	Old Mutual Barrow Hanley Core Bond Fund	
	4/1/09 to 9/30/09 (Unaudited)	4/1/08 to 3/31/09
Investment Activities:		
Net Investment Income	$ 1,146	$ 2,500
Net Increase from Payment by Affiliates[1]	—	—
Net Realized Gain (Loss) from Investments and Futures Contracts	(641)	1,508
Net Change in Unrealized Appreciation (Depreciation) on Investments and Futures Contracts	3,964	(2,208)
Net Increase (Decrease) in Net Assets Resulting from Operations	4,469	1,800
Dividends and Distributions to Shareholders From:		
Net Investment Income:		
Class Z	—	—
Class A	—	—
Class C	—	—
Institutional Class	(1,146)	(2,486)
Net Realized Gains from Investment Transactions:		
Class Z	—	—
Class A	—	—
Class C	—	—
Institutional Class	—	(759)
Total Dividends and Distributions	(1,146)	(3,245)
Increase (Decrease) in Net Assets Derived from Capital Shares Transactions[2]	6,214	(2,524)
Total Increase (Decrease) in Net Assets	9,537	(3,969)
Net Assets:		
Beginning of Period	43,091	47,060
End of Period	$ 52,628	$ 43,091
Undistributed Net Investment Income/(Accumulated Net Investment Loss)	$ —	$ —

[1] See Note 2.
[2] See Note 5.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

	Old Mutual Cash Reserves Fund		Old Mutual Dwight High Yield Fund		Old Mutual Dwight Intermediate Fixed Income Fund		Old Mutual Dwight Short Term Fixed Income Fund	
	4/1/09 to 9/30/09 (Unaudited)	4/1/08 to 3/31/09	4/1/09 to 9/30/09 (Unaudited)	4/1/08 to 3/31/09	4/1/09 to 9/30/09 (Unaudited)	4/1/08 to 3/31/09	4/1/09 to 9/30/09 (Unaudited)	4/1/08 to 3/31/09
	$ 17	$ 550	$ 974	$ 1,114	$ 1,794	$ 2,939	$ 2,896	$ 6,142
	—	—	—	—	—	3	—	—
	—	2	429	(402)	457	616	179	(3)
	—	—	2,993	(1,890)	3,955	(1,606)	4,656	(4,090)
	17	552	4,396	(1,178)	6,206	1,952	7,731	2,049
	(16)	(530)	—	—	(177)	(177)	(2,051)	(5,322)
	(1)	(9)	—	—	(962)	(693)	(603)	(320)
	(1)	(10)	—	—	(346)	(125)	(174)	(147)
	—	—	(914)	(1,134)	(330)	(1,892)	(50)	(2)
	—	—	—	—	—	(114)	—	—
	—	—	—	—	—	(545)	—	—
	—	—	—	—	—	(118)	—	—
	—	—	—	—	—	(838)	—	—
	(18)	(549)	(914)	(1,134)	(1,815)	(4,502)	(2,878)	(5,791)
	(5,658)	(3,135)	1,242	3,036	31,340	4,939	37,498	12,616
	(5,659)	(3,132)	4,724	724	35,731	2,389	42,351	8,874
	37,007	40,139	9,326	8,602	76,673	74,284	171,116	162,242
	$ 31,348	$ 37,007	$ 14,050	$ 9,326	$ 112,404	$ 76,673	$ 213,467	$ 171,116
	$ —	$ 1	$ 46	$ (14)	$ (21)	$ —	$ 21	$ 3

Statement of Cash Flows (000)

For The Six-Month Period Ended September 30, 2009 (Unaudited)

	Old Mutual Analytic U.S. Long/Short Fund
Cash Flows Provided From (Used in) Operating Activities:	
Interest and Dividends Received (Excludes Net of Amortization/Accretion of $2)	$ 1,996
Purchases of Long-term Investment Securities	(243,424)
Proceeds from Sales of Long-term Investment Securities	326,259
Net Cash Provided From Futures Contracts	1,414
Net Cash Used in Short Sale Transactions	(27,351)
Net Increase in Short-term Investments	(2,865)
Interest Expense Paid	(86)
Operating Expenses Paid	(1,426)
Net Cash Provided From Operating Activities	54,517
Cash Flows Used in Financing Activities:	
Decrease in Shares of Beneficial Interest Sold	(54,515)
Increase in Deposits with Brokers	(22)
Net Cash Used in Financing Activities	(54,537)
Net Change in Cash	(20)
Cash at Beginning of Year	20
Cash at End of Year	$ —
Reconciliation of Net Increase in Net Assets from Operations to	
Net Cash Provided from Operating Activities:	
Net Increase in Net Assets Resulting from Operations	$ 46,719
Decrease in Investments	6,888
Accretion of Discount on Investments	(2)
Decrease in Dividends and Interest Receivable	93
Increase in Variation Margin Payable	60
Increase in Other Assets	(16)
Decrease in Accrued Expenses	(281)
Decrease in Receivable for Securities Sold	1,056
Total Adjustments	7,798
Net Cash Provided From Operating Activities	$ 54,517

The accompanying notes are an integral part of the financial statements.

Financial Highlights

For a Share Outstanding Throughout Each Year or Period ended March 31, (unless otherwise noted) and for the Six-Month Period ended September 30, 2009 (Unaudited)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets*^	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate[†]
Old Mutual Analytic U.S. Long/Short Fund															
Class Z															
2009>	$ 7.85	$ 0.03	$ 2.13	$ 2.16	$ —	$ —	$ —	$ —	$10.01	27.52%	$ 142,398	1.30%@	1.26%	0.73%	110.85%
2009	13.11	0.06	(5.29)	(5.23)	(0.03)	—	(0.03)	—	7.85	(39.91)%	149,755	1.83%@	1.69%	0.57%	184.31%
2008	14.20	0.03	(1.09)	(1.06)	(0.03)	—	(0.03)	—	13.11	(7.47)%	46,374	1.45%@	1.83%	0.18%	235.64%
2007	11.70	0.08	2.46	2.54	(0.04)	—	(0.04)	—	14.20	21.74%	150,654	1.24%@	1.56%	0.59%	171.44%[8]
2006	10.60	0.05	1.13	1.18	(0.08)	—	(0.08)	—	11.70	11.16%	27,771	1.27%@	1.30%	0.47%	208.15%
2005	9.84	0.06	0.77	0.83	(0.07)	—	(0.07)	—	10.60	8.49%	55,219	1.28%	1.28%	0.57%	173.71%
Class A															
2009>	$ 7.77	$ 0.02	$ 2.11	$ 2.13	$ —	$ —	$ —	$ —	$ 9.90	27.41%	$ 4,885	1.54%@	2.10%	0.46%	110.85%
2009	13.02	0.01	(5.23)	(5.22)	(0.03)	—	(0.03)	—	7.77	(40.12)%	5,222	2.03%@	2.59%	0.07%	184.31%
2008	14.15	(0.03)	(1.05)	(1.08)	(0.05)	—	(0.05)	—	13.02	(7.66)%	14,468	1.87%@	2.75%	(0.19)%	235.64%
2007	11.68	0.05	2.44	2.49	(0.02)	—	(0.02)	—	14.15	21.33%	2,546	1.48%@	2.47%	0.39%	171.44%[8]
2006	10.58	0.03	1.13	1.16	(0.06)	—	(0.06)	—	11.68	10.97%	387	1.49%@	1.54%	0.29%	208.15%
2005	9.83	0.04	0.77	0.81	(0.06)	—	(0.06)	—	10.58	8.21%	177	1.53%	1.53%	0.38%	173.71%
Class C															
2009>	$ 7.59	$ (0.01)	$ 2.05	$ 2.04	$ —	$ —	$ —	$ —	$ 9.63	26.88%	$ 1,890	2.29%@	2.79%	(0.26)%	110.85%
2009	12.79	(0.08)	(5.10)	(5.18)	(0.02)	—	(0.02)	—	7.59	(40.49)%	2,965	2.78%@	3.23%	(0.73)%	184.31%
2008	13.98	(0.13)	(1.04)	(1.17)	(0.02)	—	(0.02)	—	12.79	(8.41)%	8,203	2.66%@	3.10%	(0.97)%	235.64%
2007	11.60	(0.06)	2.42	2.36	—	—	—	0.02	13.98	20.52%	816	2.24%@	3.95%	(0.45)%	171.44%[8]
2006	10.53	(0.05)	1.12	1.07	—	—	—	—	11.60	10.16%	157	2.25%@	2.29%	(0.50)%	208.15%
2005	9.81	(0.04)	0.76	0.72	—	—	—	—	10.53	7.34%	89	2.28%	2.28%	(0.42)%	173.71%
Institutional Class															
2009>	$ 7.86	$ 0.04	$ 2.13	$ 2.17	$ —	$ —	$ —	$ —	$10.03	27.61%	$ 26,071	1.10%@	1.16%	0.92%	110.85%
2009	13.09	0.05	(5.25)	(5.20)	(0.03)	—	(0.03)	—	7.86	(39.73)%	24,956	1.60%@	1.71%	0.50%	184.31%
2008	14.20	0.02	(1.05)	(1.03)	(0.08)	—	(0.08)	—	13.09	(7.32)%	44,322	1.47%@	1.63%	0.18%	235.64%
2007[2]	13.51	0.03	0.66	0.69	—	—	—	—	14.20	5.11%	—	1.01%@	2,495.13%	0.73%	171.44%[8]

The accompanying notes are an integral part of the financial statements.

FINANCIAL HIGHLIGHTS — continued

FOR A SHARE OUTSTANDING THROUGHOUT EACH YEAR OR PERIOD ENDED MARCH 31, (UNLESS OTHERWISE NOTED) AND FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2009 (UNAUDITED)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets*.^	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate[†]
OLD MUTUAL BARROW HANLEY VALUE FUND															
Class Z															
2009>	$ 4.01	$ 0.05	$ 1.45	$ 1.50	$(0.06)	$ —	$(0.06)	$ —	$ 5.45	37.55%	$ 84,563	1.04%	1.12%	2.27%	12.06%
2009	6.65	0.16	(2.68)	(2.52)	(0.12)	—	(0.12)	—	4.01	(38.29)%	67,325	1.10%	1.22%	3.03%	17.05%
2008	8.82	0.14	(0.97)	(0.83)	(0.20)	(1.14)	(1.34)	—	6.65	(11.49)%	86,801	1.10%	1.37%	1.59%	9.69%
2007	16.61	0.19	1.37	1.56	(0.21)	(9.14)	(9.35)	—	8.82	14.03%	124,884	1.10%	1.43%	1.52%	62.56%
2006	16.65	0.09	0.68	0.77	(0.14)	(0.67)	(0.81)	—	16.61	4.69%	311,142	1.37%	1.45%	0.51%	26.88%
2005	15.88	0.06	0.99	1.05	(0.05)	(0.23)	(0.28)	—	16.65	6.64%	1,374,194	1.44%	1.46%	0.34%	20.03%
Class A															
2009>	$ 4.00	$ 0.05	$ 1.43	$ 1.48	$(0.05)	$ —	$(0.05)	$ —	$ 5.43	37.12%	$ 2,758	1.30%	1.68%	2.11%	12.06%
2009	6.64	0.14	(2.66)	(2.52)	(0.12)	—	(0.12)	—	4.00	(38.39)%	2,530	1.35%	2.23%	2.76%	17.05%
2008	8.80	0.12	(0.97)	(0.85)	(0.17)	(1.14)	(1.31)	—	6.64	(11.68)%	2,379	1.35%	2.38%	1.36%	9.69%
2007	16.58	0.15	1.38	1.53	(0.17)	(9.14)	(9.31)	—	8.80	13.86%	2,806	1.35%	1.79%	1.27%	62.56%
2006	16.62	0.06	0.65	0.71	(0.08)	(0.67)	(0.75)	—	16.58	4.34%	3,791	1.59%	1.66%	0.38%	26.88%
2005	15.86	0.02	1.00	1.02	(0.03)	(0.23)	(0.26)	—	16.62	6.41%	5,827	1.69%	1.71%	0.12%	20.03%
Class C															
2009>	$ 3.89	$ 0.03	$ 1.39	$ 1.42	$(0.03)	$ —	$(0.03)	$ —	$ 5.28	36.64%	$ 1,323	2.05%	3.12%	1.27%	12.06%
2009	6.49	0.11	(2.60)	(2.49)	(0.11)	—	(0.11)	—	3.89	(38.80)%	1,219	2.10%	3.43%	2.11%	17.05%
2008	8.62	0.05	(0.95)	(0.90)	(0.09)	(1.14)	(1.23)	—	6.49	(12.38)%	2,567	2.10%	2.87%	0.61%	9.69%
2007	16.37	0.06	1.33	1.39	—	(9.14)	(9.14)	—	8.62	12.78%	3,283	2.10%	2.56%	0.52%	62.56%
2006	16.46	(0.06)	0.64	0.58	—	(0.67)	(0.67)	—	16.37	3.58%	5,988	2.35%	2.42%	(0.37)%	26.88%
2005	15.80	(0.11)	1.00	0.89	—	(0.23)	(0.23)	—	16.46	5.62%	10,143	2.44%	2.46%	(0.65)%	20.03%
Institutional Class															
2009>	$ 4.01	$ 0.06	$ 1.43	$ 1.49	$(0.06)	$ —	$(0.06)	$ —	$ 5.44	37.43%	$ 55,698	0.88%	0.93%	2.43%	12.06%
2009	6.63	0.17	(2.66)	(2.49)	(0.13)	—	(0.13)	—	4.01	(38.06)%	44,011	0.90%	1.02%	3.24%	17.05%
2008	8.83	0.41	(1.25)	(0.84)	(0.22)	(1.14)	(1.36)	—	6.63	(11.57)%	51,690	0.90%	1.02%	2.00%	9.69%
2007[2]	8.69	0.05	0.09	0.14	—	—	—	—	8.83	1.61%	—	0.93%	2,546.53%	2.10%	62.56%

The accompanying notes are an integral part of the financial statements.

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets*,^	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate[†]
OLD MUTUAL COLUMBUS CIRCLE TECHNOLOGY AND COMMUNICATIONS FUND															
Class Z															
2009>	$ 9.98	$ (0.06)	$ 4.41	$ 4.35	$ —	$ —	$ —	$ —	$ 14.33	43.59%	$ 122,965	1.45%	2.03%	(1.02)%	159.28%
2009	14.19	0.16	(4.37)	(4.21)	—	—	—	—	9.98	(29.67)%	87,360	1.45%	1.88%	1.29%	313.69%
2008	13.14	(0.14)	1.19[6]	1.05	—	—	—	—	14.19	7.99%[6]	152,823	1.45%	1.83%	(0.91)%	243.11%
2007	13.04	(0.13)	0.23	0.10	—	—	—	—	13.14	0.77%	160,833	1.45%	1.84%	(1.06)%	126.47%
2006	10.40	(0.14)	2.78	2.64	—	—	—	—	13.04	25.38%	222,617	1.59%	1.62%	(1.24)%	104.99%
2005	10.77	(0.13)	(0.24)	(0.37)	—	—	—	—	10.40	(3.44)%	229,768	1.64%	1.64%	(1.22)%	63.05%
Class A															
2009>	$ 9.83	$ (0.08)	$ 4.35	$ 4.27	$ —	$ —	$ —	$ —	$ 14.10	43.44%	$ 1,563	1.70%	2.10%	(1.27)%	159.28%
2009	14.02	0.09	(4.28)	(4.19)	—	—	—	—	9.83	(29.89)%	1,026	1.70%	2.86%	0.79%	313.69%
2008	13.02	(0.13)	1.13[6]	1.00	—	—	—	—	14.02	7.68%[6]	1,670	1.70%	3.86%	(0.97)%	243.11%
2007	12.96	(0.16)	0.22	0.06	—	—	—	—	13.02	0.46%	73	1.70%	8.11%	(1.31)%	126.47%
2006	10.36	(0.17)	2.77	2.60	—	—	—	—	12.96	25.10%	67	1.83%	1.87%	(1.48)%	104.99%
2005	10.75	(0.15)	(0.24)	(0.39)	—	—	—	—	10.36	(3.63)%	53	1.90%	1.90%	(1.47)%	63.05%
Class C															
2009>	$ 9.44	$ (0.12)	$ 4.17	$ 4.05	$ —	$ —	$ —	$ —	$ 13.49	42.90%	$ 715	2.45%	3.11%	(2.01)%	159.28%
2009	13.57	(0.02)	(4.11)	(4.13)	—	—	—	—	9.44	(30.43)%	763	2.45%	3.58%	(0.21)%	313.69%
2008	12.68	(0.23)	1.12[6]	0.89	—	—	—	—	13.57	7.02%[6]	1,863	2.45%	4.60%	(1.71)%	243.11%
2007	12.72	(0.25)	0.21	(0.04)	—	—	—	—	12.68	(0.31)%	123	2.45%	6.06%	(2.06)%	126.47%
2006	10.24	(0.25)	2.73	2.48	—	—	—	—	12.72	24.22%	124	2.57%	2.61%	(2.19)%	104.99%
2005	10.71	(0.23)	(0.24)	(0.47)	—	—	—	—	10.24	(4.39)%	53	2.65%	2.65%	(2.22)%	63.05%
Institutional Class															
2009>	$ 10.01	$ (0.05)	$ 4.44	$ 4.39	$ —	$ —	$ —	$ —	$ 14.40	43.86%	$ 7,328	1.20%	1.24%	(0.77)%	159.28%
2009	14.22	0.32	(4.53)	(4.21)	—	—	—	—	10.01	(29.61)%	5,187	1.20%	1.51%	3.01%	313.69%
2008	13.14	(0.13)	1.21[6]	1.08	—	—	—	—	14.22	8.22%[6]	—	1.20%	1,490.14%	(0.36)%	243.11%
2007[2]	13.02	(0.03)	0.15	0.12	—	—	—	—	13.14	0.92%	—	1.22%	2,547.92%	(0.80)%	126.47%

FINANCIAL HIGHLIGHTS — continued

FOR A SHARE OUTSTANDING THROUGHOUT EACH YEAR OR PERIOD ENDED MARCH 31, (UNLESS OTHERWISE NOTED) AND FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2009 (UNAUDITED)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets*,^	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate[†]
OLD MUTUAL FOCUSED FUND															
Class Z															
2009>	$14.58	$ 0.07	$ 5.34	$ 5.41	$ —	$ —	$ —	$ —	$19.99	37.11%	$ 67,290	1.01%	1.38%	0.84%	45.40%
2009	21.84	0.25	(7.20)	(6.95)	(0.24)	(0.07)	(0.31)	—	14.58	(31.88)%	42,976	1.12%	1.45%	1.33%	309.24%
2008	23.53	0.19	(0.86)	(0.67)	(0.06)	(0.96)	(1.02)	—	21.84	(3.21)%	17,780	1.15%	1.36%	0.78%	97.93%
2007	20.36	0.13	3.10	3.23	(0.06)	—	(0.06)	—	23.53	15.85%	25,555	1.15%	1.44%	0.57%	95.63%
2006	18.61	0.02	1.82	1.84	(0.09)	—	(0.09)	—	20.36	9.88%	17,566	1.39%	1.47%	0.08%	110.47%
2005	17.19	0.07	1.35	1.42	—	—	—	—	18.61	8.26%	19,724	1.49%	1.62%	0.42%	192.04%
Class A															
2009>	$14.44	$ 0.04	$ 5.29	$ 5.33	$ —	$ —	$ —	$ —	$19.77	36.91%	$ 15,621	1.24%	1.21%	0.41%	45.40%
2009	21.68	0.18	(7.11)	(6.93)	(0.24)	(0.07)	(0.31)	—	14.44	(32.04)%	1,950	1.35%	2.76%	1.01%	309.24%
2008	23.39	0.11	(0.83)	(0.72)	(0.03)	(0.96)	(0.99)	—	21.68	(3.46)%	1,690	1.40%	2.20%	0.44%	97.93%
2007	20.29	0.12	3.03	3.15	(0.05)	—	(0.05)	—	23.39	15.52%	3,265	1.40%	1.73%	0.50%	95.63%
2006	18.55	(0.03)	1.81	1.78	(0.04)	—	(0.04)	—	20.29	9.59%	69	1.64%	1.72%	(0.15)%	110.47%
2005	17.17	0.03	1.35	1.38	—	—	—	—	18.55	8.04%	63	1.74%	1.87%	0.20%	192.04%
Class C															
2009>	$13.92	$(0.01)	$ 5.08	$ 5.07	$ —	$ —	$ —	$ —	$18.99	36.42%	$ 1,562	2.00%	2.20%	(0.13)%	45.40%
2009	21.05	0.04	(6.87)	(6.83)	(0.23)	(0.07)	(0.30)	—	13.92	(32.52)%	627	2.11%	7.42%	0.21%	309.24%
2008	22.88	(0.02)	(0.84)	(0.86)	(0.01)	(0.96)	(0.97)	—	21.05	(4.15)%	458	2.15%	7.37%	(0.08)%	97.93%
2007	19.95	(0.07)	3.00	2.93	—	—	—	—	22.88	14.69%	238	2.15%	5.22%	(0.33)%	95.63%
2006	18.34	(0.17)	1.78	1.61	—	—	—	—	19.95	8.78%	67	2.39%	2.47%	(0.90)%	110.47%
2005	17.10	(0.10)	1.34	1.24	—	—	—	—	18.34	7.25%	62	2.49%	2.62%	(0.55)%	192.04%
Institutional Class															
2009>	$14.62	$ 0.10	$ 5.35	$ 5.45	$ —	$ —	$ —	$ —	$20.07	37.28%	$ 17,875	0.80%	0.95%	1.09%	45.40%
2009	21.81	0.30	(7.17)	(6.87)	(0.25)	(0.07)	(0.32)	—	14.62	(31.58)%	15,451	0.71%	0.98%	1.60%	309.24%
2008	23.54	0.29	(0.93)	(0.64)	(0.13)	(0.96)	(1.09)	—	21.81	(3.12)%	23,097	0.80%	1.02%	1.46%	97.93%
2007[2]	24.26	0.06	(0.78)	(0.72)	—	—	—	—	23.54	(2.97)%	—	0.83%	2,604.40%	0.91%	95.63%

The accompanying notes are an integral part of the financial statements.

126

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets*^	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate[†]
OLD MUTUAL GROWTH FUND															
Class Z															
2009>	$15.92	$ —	$ 6.45	$ 6.45	$ —	$ —	$ —	$ —	$ 22.37	40.52%	$ 359,677	1.10%	1.47%	0.00%	38.20%
2009	24.90	1.31	(10.29)	(8.98)	—	—	—	—	15.92	(36.06)%	263,873	1.10%	1.40%	6.43%	110.70%
2008	23.90	(0.12)	1.14	1.02	(0.02)	—	(0.02)	—	24.90	4.26%	474,654	1.10%	1.34%	(0.44)%	95.38%
2007	23.21	(0.08)	0.77	0.69	—	—	—	—	23.90	2.97%	531,797	1.10%	1.33%	(0.36)%	93.58%
2006	18.36	(0.12)	4.97	4.85	—	—	—	—	23.21	26.42%	655,520	1.35%	1.37%	(0.61)%	102.94%
2005	18.34	(0.19)	0.21	0.02	—	—	—	—	18.36	0.11%	714,903	1.40%	1.40%	(1.16)%	36.93%
Class A															
2009>	$15.70	$(0.01)	$ 6.34	$ 6.33	$ —	$ —	$ —	$ —	$ 22.03	40.32%	$ 911	1.35%	2.67%	(0.15)%	38.20%
2009	24.62	1.11	(10.03)	(8.92)	—	—	—	—	15.70	(36.23)%	232	1.35%	7.67%	5.57%	110.70%
2008	23.70	(0.13)	1.08	0.95	(0.03)	—	(0.03)	—	24.62	4.01%	240	1.35%	16.50%	(0.53)%	95.38%
2007	23.07	(0.13)	0.76	0.63	—	—	—	—	23.70	2.73%	96	1.35%	5.41%	(0.56)%	93.58%
2006	18.29	(0.14)	4.92	4.78	—	—	—	—	23.07	26.13%	224	1.55%	1.57%	(0.67)%	102.94%
2005	18.32	(0.25)	0.22	(0.03)	—	—	—	—	18.29	(0.16)%	55	1.65%	1.65%	(1.41)%	36.93%
Class C															
2009>	$15.06	$(0.09)	$ 6.08	$ 5.99	$ —	$ —	$ —	$ —	$ 21.05	39.77%	$ 1,181	2.10%	2.68%	(1.04)%	38.20%
2009	23.79	1.01	(9.74)	(8.73)	—	—	—	—	15.06	(36.70)%	1,221	2.10%	3.15%	5.18%	110.70%
2008	23.08	(0.30)	1.06	0.76	(0.05)	—	(0.05)	—	23.79	3.25%	2,379	2.10%	4.04%	(1.30)%	95.38%
2007	22.64	(0.30)	0.74	0.44	—	—	—	—	23.08	1.94%	145	2.10%	5.91%	(1.36)%	93.58%
2006	18.09	(0.30)	4.85	4.55	—	—	—	—	22.64	25.15%	68	2.34%	2.36%	(1.53)%	102.94%
2005	18.25	(0.38)	0.22	(0.16)	—	—	—	—	18.09	(0.88)%	54	2.40%	2.40%	(2.16)%	36.93%
Institutional Class															
2009>	$15.85	$ 0.01	$ 6.43	$ 6.44	$ —	$ —	$ —	$ —	$ 22.29	40.63%	$ 14,738	0.95%	1.16%	0.15%	38.20%
2009	24.79	1.69	(10.63)	(8.94)	—	—	—	—	15.85	(36.06)%	9,869	0.95%	1.48%	8.97%	110.70%
2008	23.91	(0.19)	1.13	0.94	(0.06)	—	(0.06)	—	24.79	3.91%	—	0.95%	3,578.21%	(0.75)%	95.38%
2007[2]	23.05	(0.02)	0.88	0.86	—	—	—	—	23.91	3.73%	—	0.97%	2,515.87%	(0.30)%	93.58%

FINANCIAL HIGHLIGHTS — continued

FOR A SHARE OUTSTANDING THROUGHOUT EACH YEAR OR PERIOD ENDED MARCH 31, (UNLESS OTHERWISE NOTED) AND FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2009 (UNAUDITED)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Return of Capital	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets*,^	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate[†]
OLD MUTUAL HEITMAN REIT FUND																
Class Z																
2009>	$ 3.67	$ 0.08	$ 2.37	$ 2.45	$(0.09)	$ —	$ —	$(0.09)	$ —	$ 6.03	67.09%	$ 36,190	1.25%	1.40%	3.12%	77.65%
2009	9.12	0.21	(5.50)	(5.29)	(0.16)	—	—	(0.16)	—	3.67	(58.68)%	23,233	1.07%	1.23%	2.97%	86.69%
2008	15.34	0.09	(2.85)	(2.76)	(0.27)	(3.19)	—	(3.46)	—	9.12	(18.90)%	68,843	1.25%	1.36%	0.71%	66.23%
2007	14.28	0.12	2.57	2.69	(0.30)	(1.33)	—	(1.63)	—	15.34	19.20%	181,763	1.25%	1.30%	0.79%	67.95%
2006	11.77	0.10	4.07	4.17	(0.19)	(1.36)	(0.11)[3]	(1.66)	—	14.28	37.47%	182,951	1.31%	1.31%	0.73%	69.95%
2005	11.66	0.30	1.01^^	1.31	(0.29)	(0.91)	—	(1.20)	—	11.77	10.96%	145,088	1.31%	1.31%	2.52%	82.58%
Class A																
2009>	$ 3.65	$ 0.07	$ 2.36	$ 2.43	$(0.08)	$ —	$ —	$(0.08)	$ —	$ 6.00	66.93%	$ 7,901	1.50%	1.66%	2.86%	77.65%
2009	9.08	0.20	(5.49)	(5.29)	(0.14)	—	—	(0.14)	—	3.65	(58.85)%	4,333	1.40%	1.95%	2.78%	86.69%
2008	15.34	0.29	(3.07)	(2.78)	(0.29)	(3.19)	—	(3.48)	—	9.08	(19.05)%	10,438	1.50%	1.64%	3.14%	66.23%
2007	14.28	0.08	2.57	2.65	(0.26)	(1.33)	—	(1.59)	—	15.34	18.89%	389	1.50%	2.71%	0.56%	67.95%
2006	11.77	0.07	4.07	4.14	(0.16)	(1.36)	(0.11)[3]	(1.63)	—	14.28	37.16%	267	1.56%	1.56%	0.54%	69.95%
2005	11.66	0.27	1.01^^	1.28	(0.26)	(0.91)	—	(1.17)	—	11.77	10.70%	68	1.56%	1.56%	2.27%	82.58%
Class C																
2009>	$ 3.65	$ 0.05	$ 2.36	$ 2.41	$(0.06)	$ —	$ —	$(0.06)	$ —	$ 6.00	66.33%	$ 432	2.25%	2.08%	2.10%	77.65%
2009	9.11	0.19	(5.54)	(5.35)	(0.11)	—	—	(0.11)	—	3.65	(59.18)%	306	2.11%	8.66%	2.86%	86.69%
2008	15.32	(0.01)	(2.87)	(2.88)	(0.14)	(3.19)	—	(3.33)	—	9.11	(19.69)%	294	2.25%	10.88%	(0.10)%	66.23%
2007	14.25	—	2.54	2.54	(0.14)	(1.33)	—	(1.47)	—	15.32	18.07%	388	2.25%	3.35%	(0.03)%	67.95%
2006	11.75	(0.04)	4.08	4.04	(0.07)	(1.36)	(0.11)[3]	(1.54)	—	14.25	36.17%	533	2.31%	2.31%	(0.28)%	69.95%
2005	11.65	0.18	1.01^^	1.19	(0.18)	(0.91)	—	(1.09)	—	11.75	9.88%	236	2.31%	2.31%	1.54%	82.58%
Institutional Class																
2009>	$ 3.65	$ 0.08	$ 2.36	$ 2.44	$(0.09)	$ —	$ —	$(0.09)	$ —	$ 6.00	67.34%	$ 3,411	0.95%	1.59%	3.41%	77.65%
2009	9.06	0.17	(5.41)	(5.24)	(0.17)	—	—	(0.17)	—	3.65	(58.56)%	2,304	0.91%	1.31%	2.06%	86.69%
2008	15.34	0.32	(3.07)	(2.75)	(0.34)	(3.19)	—	(3.53)	—	9.06	(18.85)%	24,318	0.95%	1.26%	3.98%	66.23%
2007[2]	15.00	0.10	0.40	0.50	(0.16)	—	—	(0.16)	—	15.34	3.37%	—	0.96%	2,435.56%	2.22%	67.95%

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL LARGE CAP GROWTH FUND

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets*,^	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate[†]
Class Z															
2009[>]	$11.18	$ 0.02	$ 3.42	$ 3.44	$ —	$ —	$ —	$ —	$ 14.62	30.77%	$ 170,870	1.17%	1.56%	0.27%	118.48%
2009	18.91	0.02	(7.75)	(7.73)	—	—	—	—	11.18	(40.88)%	136,809	1.25%	1.61%	0.14%	160.62%
2008	18.28	(0.06)	0.69	0.63	—	—	—	—	18.91	3.45%	94,245	1.25%	1.68%	(0.31)%	112.65%
2007	17.78	(0.08)	0.58	0.50	—	—	—	—	18.28	2.81%	111,341	1.25%	1.51%	(0.44)%	157.06%
2006	14.03	(0.14)	3.89	3.75	—	—	—	—	17.78	26.73%	140,148	1.41%	1.44%	(0.90)%	128.58%
2005	15.12	(0.09)	(1.00)	(1.09)	—	—	—	—	14.03	(7.21)%	153,215	1.46%	1.46%	(0.64)%	41.95%
Class A															
2009[>]	$11.01	$ 0.00	$ 3.37	$ 3.37	$ —	$ —	$ —	$ —	$ 14.38	30.61%	$ 1,696	1.43%	0.42%	0.02%	118.48%
2009	18.69	(0.01)	(7.67)	(7.68)	—	—	—	—	11.01	(41.09)%	1,700	1.50%	2.44%	(0.06)%	160.62%
2008	18.11	(0.10)	0.68	0.58	—	—	—	—	18.69	3.20%	2,002	1.50%	3.31%	(0.51)%	112.65%
2007	17.66	(0.12)	0.57	0.45	—	—	—	—	18.11	2.55%	660	1.50%	2.78%	(0.67)%	157.06%
2006	13.97	(0.17)	3.86	3.69	—	—	—	—	17.66	26.41%	84	1.64%	1.68%	(1.05)%	128.58%
2005	15.10	(0.13)	(1.00)	(1.13)	—	—	—	—	13.97	(7.48)%	52	1.71%	1.71%	(0.88)%	41.95%
Class C															
2009[>]	$10.58	$(0.05)	$ 3.23	$ 3.18	$ —	$ —	$ —	$ —	$ 13.76	30.06%	$ 1,171	2.19%	1.86%	(0.75)%	118.48%
2009	18.07	(0.12)	(7.37)	(7.49)	—	—	—	—	10.58	(41.45)%	2,033	2.25%	3.29%	(0.85)%	160.62%
2008	17.65	(0.23)	0.65	0.42	—	—	—	—	18.07	2.38%	2,954	2.25%	3.41%	(1.25)%	112.65%
2007	17.34	(0.25)	0.56	0.31	—	—	—	—	17.65	1.79%	226	2.25%	5.00%	(1.45)%	157.06%
2006	13.82	(0.29)	3.81	3.52	—	—	—	—	17.34	25.47%	110	2.41%	2.44%	(1.84)%	128.58%
2005	15.05	(0.24)	(0.99)	(1.23)	—	—	—	—	13.82	(8.17)%	62	2.46%	2.46%	(1.60)%	41.95%
Institutional Class															
2009[>]	$11.25	$ 0.04	$ 3.42	$ 3.46	$ —	$ —	$ —	$ —	$ 14.71	30.76%	$ 30,845	0.91%	0.85%	0.55%	118.48%
2009	18.96	0.19	(7.90)	(7.71)	—	—	—	—	11.25	(40.66)%	1,610	0.95%	8.98%	1.74%	160.62%
2008	18.29	(0.01)	0.68	0.67	—	—	—	—	18.96	3.66%	—	0.95%	3,758.64%	(0.05)%	112.65%
2007[2]	18.33	(0.01)	(0.03)	(0.04)	—	—	—	—	18.29	(0.22)%	—	0.97%	2,564.04%	(0.16)%	157.06%

Financial Highlights — continued

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets*^	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate[†]
OLD MUTUAL STRATEGIC SMALL COMPANY FUND															
Class Z															
2009>	$ 6.37	$ (0.03)	$ 2.20	$ 2.17	$ —	$ —	$ —	$ —	$ 8.54	34.07%	$ 101,873	1.30%	1.79%	(0.76)%	95.30%
2009	9.78	—	(3.41)[6]	(3.41)	—	—	—	—	6.37	(34.87)%[6]	79,518	1.10%	1.75%	(0.01)%	289.91%
2008	13.47	(0.03)	(0.96)	(0.99)	—	(2.70)	(2.70)	—	9.78	(11.00)%	24,156	1.35%	1.74%	(0.19)%	142.78%
2007	17.43	(0.12)	0.33	0.21	—	(4.17)	(4.17)	—	13.47	5.12%	35,712	1.35%	1.63%	(0.84)%	160.24%
2006	14.47	(0.13)	3.09	2.96	—	—	—	—	17.43	20.46%	48,107	1.46%	1.54%	(0.82)%	148.73%
2005	13.68	(0.16)	0.95	0.79	—	—	—	—	14.47	5.77%	51,156	1.50%	1.61%	(1.17)%	80.38%
Class A															
2009>	$ 6.25	$ (0.04)	$ 2.16	$ 2.12	$ —	$ —	$ —	$ —	$ 8.37	33.92%	$ 830	1.55%	0.33%	(1.00)%	95.30%
2009	9.61	(0.03)	(3.33)[6]	(3.36)	—	—	—	—	6.25	(34.96)%[6]	720	1.36%	4.20%	(0.32)%	289.91%
2008	13.31	(0.06)	(0.94)	(1.00)	—	(2.70)	(2.70)	—	9.61	(11.22)%	1,261	1.60%	3.03%	(0.49)%	142.78%
2007	17.31	(0.14)	0.31	0.17	—	(4.17)	(4.17)	—	13.31	4.88%	1,296	1.60%	2.13%	(1.08)%	160.24%
2006	14.41	(0.16)	3.06	2.90	—	—	—	—	17.31	20.12%	233	1.70%	1.78%	(1.00)%	148.73%
2005	13.66	(0.19)	0.94	0.75	—	—	—	—	14.41	5.49%	62	1.75%	1.86%	(1.42)%	80.38%
Class C															
2009>	$ 5.88	$ (0.06)	$ 2.03	$ 1.97	$ —	$ —	$ —	$ —	$ 7.85	33.50%	$ 94	2.30%	(2.97)%	(1.76)%	95.30%
2009	9.11	(0.07)	(3.16)[6]	(3.23)	—	—	—	—	5.88	(35.46)%[6]	73	2.00%	59.20%	(0.88)%	289.91%
2008	12.84	(0.11)	(0.92)	(1.03)	—	(2.70)	(2.70)	—	9.11	(11.89)%	33	2.35%	41.41%	(0.89)%	142.78%
2007	16.97	(0.24)	0.28	0.04	—	(4.17)	(4.17)	—	12.84	4.07%	96	2.35%	7.29%	(1.83)%	160.24%
2006	14.23	(0.28)	3.02	2.74	—	—	—	—	16.97	19.26%	81	2.46%	2.54%	(1.81)%	148.73%
2005	13.59	(0.29)	0.93	0.64	—	—	—	—	14.23	4.71%	68	2.50%	2.61%	(2.16)%	80.38%
Institutional Class															
2009>	$ 6.39	$ (0.02)	$ 2.21	$ 2.19	$ —	$ —	$ —	$ —	$ 8.58	34.27%	$ 12,394	1.05%	1.18%	(0.51)%	95.30%
2009	9.80	(0.02)	(3.39)[6]	(3.41)	—	—	—	—	6.39	(34.80)%[6]	11,923	1.06%	18.23%	(0.32)%	289.91%
2008	13.48	—	(0.98)	(0.98)	—	(2.70)	(2.70)	—	9.80	(10.92)%	—	1.10%	3,635.24%	(0.02)%	142.78%
2007[2]	12.93	(0.03)	0.58	0.55	—	—	—	—	13.48	4.25%	—	1.12%	2,509.06%	(0.69)%	160.24%

The accompanying notes are an integral part of the financial statements.

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets*,^	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate[†]
OLD MUTUAL TS&W MID-CAP VALUE FUND															
Class Z															
2009[>]	$ 5.65	$ 0.01	$ 1.75	$ 1.76	$ —	$ —	$ —	$ —	$ 7.41	31.15%	$ 74,992	1.12%	1.46%	0.37%	78.94%
2009[††]	6.02	0.07	(0.41)	(0.34)	(0.03)	—	(0.03)	—	5.65	(5.60)%	60,618	1.12%	3.20%	1.29%	163.38%
Class A															
2009[>]	$ 5.61	$ —	$ 1.72	$ 1.72	$ —	$ —	$ —	$ —	$ 7.33	30.66%	$ 6,143	1.40%	1.83%	0.10%	78.94%
2009	8.69	0.02	(3.07)	(3.05)	(0.03)	—	(0.03)	—	5.61	(35.07)%	5,304	1.40%	2.53%	0.29%	163.38%
2008[5]	10.00	0.01	(1.32)	(1.31)	—	—	—	—	8.69	(13.10)%	2,340	1.40%	3.69%	0.17%	66.60%
Class C															
2009[>]	$ 5.54	$ (0.02)	$ 1.70	$ 1.68	$ —	$ —	$ —	$ —	$ 7.22	30.32%	$ 909	2.15%	2.48%	(0.67)%	78.94%
2009	8.64	(0.05)	(3.02)	(3.07)	(0.03)	—	(0.03)	—	5.54	(35.55)%	1,679	2.15%	3.10%	(0.61)%	163.38%
2008[5]	10.00	(0.04)	(1.32)	(1.36)	—	—	—	—	8.64	(13.60)%	1,935	2.15%	3.86%	(0.54)%	66.60%
Institutional Class															
2009[>]	$ 5.65	$ 0.02	$ 1.74	$ 1.76	$ —	$ —	$ —	$ —	$ 7.41	31.15%	$ 145,567	1.00%	1.05%	0.52%	78.94%
2009	8.72	0.05	(3.08)	(3.03)	(0.04)	—	(0.04)	—	5.65	(34.81)%	57,430	1.00%	1.18%	0.58%	163.38%
2008[5]	10.00	0.04	(1.31)	(1.27)	(0.01)	—	(0.01)	—	8.72	(12.75)%	56,426	1.00%	1.10%	0.57%	66.60%
OLD MUTUAL TS&W SMALL CAP VALUE FUND															
Class Z															
2009[>]	$ 11.29	$ 0.02	$ 3.94	$ 3.96	$ —	$ —	$ —	$ —	$ 15.25	35.08%	$ 77,064	1.25%	1.32%	0.22%	43.73%
2009	19.76	0.02	(6.77)[6]	(6.75)	(0.02)	(1.70)	(1.72)	—	11.29	(34.57)%[6]	55,976	1.23%	1.37%	0.15%	139.92%
2008	26.30	(0.13)	(2.52)	(2.65)	—	(3.89)	(3.89)	—	19.76	(11.53)%	45,862	1.30%	1.49%	(0.51)%	40.37%
2007	28.15	(0.14)	2.48	2.34	—	(4.19)	(4.19)	—	26.30	8.80%	67,029	1.30%	1.45%	(0.53)%	35.43%
2006	25.20	(0.15)	5.57	5.42	—	(2.47)	(2.47)	—	28.15	22.69%	68,271	1.46%	1.47%	(0.56)%	41.45%
2005	20.80	(0.16)	4.97	4.81	—	(0.41)	(0.41)	—	25.20	23.23%	91,746	1.50%	1.54%	(0.68)%	27.69%
Class A															
2009[>]	$ 11.05	$ —	$ 3.85	$ 3.85	$ —	$ —	$ —	$ —	$ 14.90	34.84%	$ 4,256	1.50%	1.42%	(0.03)%	43.73%
2009	19.43	—	(6.66)[6]	(6.66)	(0.02)	(1.70)	(1.72)	—	11.05	(34.71)%[6]	2,160	1.53%	3.25%	(0.01)%	139.92%
2008	25.99	(0.16)	(2.51)	(2.67)	—	(3.89)	(3.89)	—	19.43	(11.75)%	1,137	1.55%	4.57%	(0.71)%	40.37%
2007	27.93	(0.21)	2.46	2.25	—	(4.19)	(4.19)	—	25.99	8.54%	856	1.55%	2.17%	(0.78)%	35.43%
2006	25.08	(0.21)	5.53	5.32	—	(2.47)	(2.47)	—	27.93	22.39%	975	1.70%	1.71%	(0.81)%	41.45%
2005	20.76	(0.22)	4.95	4.73	—	(0.41)	(0.41)	—	25.08	22.88%	833	1.76%	1.78%	(0.93)%	27.69%
Class C															
2009[>]	$ 10.39	$ (0.04)	$ 3.62	$ 3.58	$ —	$ —	$ —	$ —	$ 13.97	34.46%	$ 1,527	2.13%	1.96%	(0.67)%	43.73%
2009	18.50	(0.07)	(6.33)[6]	(6.40)	(0.01)	(1.70)	(1.71)	—	10.39	(35.04)%[6]	1,557	2.02%	4.54%	(0.49)%	139.92%
2008	25.11	(0.35)	(2.37)	(2.72)	—	(3.89)	(3.89)	—	18.50	(12.39)%	808	2.30%	4.74%	(1.51)%	40.37%
2007	27.32	(0.40)	2.38	1.98	—	(4.19)	(4.19)	—	25.11	7.71%	982	2.30%	2.79%	(1.54)%	35.43%
2006	24.76	(0.40)	5.43	5.03	—	(2.47)	(2.47)	—	27.32	21.48%	1,139	2.45%	2.47%	(1.56)%	41.45%
2005	20.65	(0.40)	4.92	4.52	—	(0.41)	(0.41)	—	24.76	21.99%	1,016	2.51%	2.52%	(1.69)%	27.69%
Institutional Class															
2009[>]	$ 11.32	$ 0.03	$ 3.95	$ 3.98	$ —	$ —	$ —	$ —	$ 15.30	35.16%	$ 35,971	1.10%	1.18%	0.44%	43.73%
2009[††]	14.28	0.02	(1.26)[6]	(1.24)	(0.02)	(1.70)	(1.72)	—	11.32	(9.52)%[6]	—	1.09%	24,873.11%	0.15%	139.92%
OLD MUTUAL BARROW HANLEY CORE BOND FUND															
Institutional Class															
2009[>]	$ 9.96	$ 0.24	$ 0.69	$ 0.93	$ (0.24)	$ —	$ (0.24)	$ —	$ 10.65	9.48%	$ 52,628	0.70%	0.79%	4.73%	44.94%
2009	10.19	0.45	(0.09)	0.36	(0.45)	(0.14)	(0.59)	—	9.96	3.72%	43,091	0.70%	0.75%	4.57%	201.34%
2008[4]	10.00	0.17	0.19	0.36	(0.17)	—	(0.17)	—	10.19	3.58%	47,060	0.70%	0.95%	4.68%	70.77%

FINANCIAL HIGHLIGHTS — continued

FOR A SHARE OUTSTANDING THROUGHOUT EACH YEAR OR PERIOD ENDED MARCH 31, (UNLESS OTHERWISE NOTED) AND FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2009 (UNAUDITED)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets*,^	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate[†]
OLD MUTUAL CASH RESERVES FUND															
Class Z															
2009>	$ 1.00	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 1.00	0.05%	$ 28,218	0.37%	0.98%	0.10%	n/a
2009	1.00	0.01	—	0.01	(0.01)	—	(0.01)	—	1.00	1.49%	32,732	0.72%	1.10%	1.51%	n/a
2008	1.00	0.04	—	0.04	(0.04)	—	(0.04)	—	1.00	4.18%	37,542	0.73%	0.99%	4.11%	n/a
2007	1.00	0.04	—	0.04	(0.04)	—	(0.04)	—	1.00	4.56%	32,909	0.73%	0.94%	4.47%	n/a
2006	1.00	0.03	—	0.03	(0.03)	—	(0.03)	—	1.00	2.96%	34,503	0.84%	0.85%	2.88%	n/a
2005	1.00	0.01	—	0.01	(0.01)	—	(0.01)	—	1.00	0.91%	41,720	0.82%	0.83%	0.87%	n/a
Class A															
2009>	$ 1.00	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 1.00	0.05%	$ 1,883	0.37%	2.30%	0.09%	n/a
2009	1.00	0.01	—	0.01	(0.01)	—	(0.01)	—	1.00	1.26%	1,045	0.93%	4.23%	1.10%	n/a
2008[7]	1.00	0.02	0.01	0.03	(0.03)	—	(0.03)	—	1.00	3.05%	907	0.98%	7.21%	2.99%	n/a
Class C									—						
2009>	$ 1.00	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 1.00	0.05%	$ 1,246	0.37%	2.20%	0.11%	n/a
2009	1.00	0.01	—	0.01	(0.01)	—	(0.01)	—	1.00	0.62%	3,229	1.53%	2.98%	0.51%	n/a
2008[7]	1.00	0.02	—	0.02	(0.02)	—	(0.02)	—	1.00	2.51%	1,689	1.73%	3.59%	2.79%	n/a
Institutional Class															
2009>	$ 1.00	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 1.00	0.34%	$ 1	0.37%	2,922.43%	(0.36)%	n/a
2009	1.00	0.02	(0.00)	0.02	(0.02)	—	(0.02)	—	1.00	1.78%	1	0.43%	6,149.85%	1.77%	n/a
2008[7]	1.00	0.03	0.01	0.04	(0.04)	—	(0.04)	—	1.00	3.54%	1	0.73%	1,509.12%	3.96%	n/a
OLD MUTUAL DWIGHT HIGH YIELD FUND															
Institutional Class															
2009>	$ 7.72	$ 0.66	$ 2.55	$ 3.21	$(0.62)	$ —	$(0.62)	$ —	$10.31	42.50%	$ 14,050	0.80%	1.03%	14.15%	208.23%
2009	9.29	0.85	(1.55)	(0.70)	(0.87)	—	(0.87)	—	7.72	(7.78)%	9,326	0.80%	1.05%	10.04%	74.19%
2008[4]	10.00	0.36	(0.69)	(0.33)	(0.38)	—	(0.38)	—	9.29	(3.39)%	8,602	0.80%	1.86%	10.90%	10.78%

The accompanying notes are an integral part of the financial statements.

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets*,^	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate[†]

Old Mutual Dwight Intermediate Fixed Income Fund

Class Z

2009>	$ 9.79	$ 0.19	$ 0.44	$ 0.63	$(0.20)	$ —	$(0.20)	$ —	$10.22	6.45%	$ 9,794	0.58%	0.74%	3.88%	210.71%
2009	10.17	0.47	(0.09)[6]	0.38	(0.47)	(0.29)	(0.76)	—	9.79	3.97%[6]	6,489	0.53%	1.90%	4.78%	214.25%
2008	10.09	0.50	0.04	0.54	(0.46)	—	(0.46)	—	10.17	5.50%	2,721	0.82%	1.79%	4.64%	277.91%
2007	9.97	0.46	0.12	0.58	(0.46)	—	(0.46)	—	10.09	5.99%	7,574	0.85%	1.60%	4.62%	462.98%
2006	10.12	0.39	(0.12)	0.27	(0.40)	(0.02)	(0.42)	—	9.97	2.70%	7,620	0.85%	1.74%	3.88%	435.30%
2005	10.30	0.35	0.03	0.38	(0.36)	(0.20)	(0.56)	—	10.12	3.72%	7,302	0.85%	2.05%	3.38%	350.28%

Class A

2009>	$ 9.80	$ 0.18	$ 0.43	$ 0.61	$(0.18)	$ —	$(0.18)	$ —	$10.23	6.32%	$ 64,970	0.83%	0.91%	3.64%	210.71%
2009	10.18	0.44	(0.09)[6]	0.35	(0.44)	(0.29)	(0.73)	—	9.80	3.75%[6]	34,967	0.83%	1.15%	4.51%	214.25%
2008	10.09	0.43	0.10	0.53	(0.44)	—	(0.44)	—	10.18	5.37%	808	1.04%	4.71%	4.40%	277.91%
2007	9.97	0.44	0.12	0.56	(0.44)	—	(0.44)	—	10.09	5.78%	590	1.10%	3.68%	4.41%	462.98%
2006	10.12	0.37	(0.13)	0.24	(0.37)	(0.02)	(0.39)	—	9.97	2.45%	56	1.10%	2.00%	3.63%	435.30%
2005	10.30	0.32	0.03	0.35	(0.33)	(0.20)	(0.53)	—	10.12	3.46%	55	1.10%	2.30%	3.13%	350.28%

Class C

2009>	$ 9.79	$ 0.14	$ 0.45	$ 0.59	$(0.15)	$ —	$(0.15)	$ —	$10.23	6.03%	$ 24,768	1.58%	1.69%	2.89%	210.71%
2009	10.17	0.36	(0.08)[6]	0.28	(0.37)	(0.29)	(0.66)	—	9.79	2.97%[6]	14,759	1.58%	2.33%	3.72%	214.25%
2008	10.09	0.32	0.12	0.44	(0.36)	—	(0.36)	—	10.17	4.51%	1,102	1.70%	7.92%	3.74%	277.91%
2007	9.98	0.36	0.11	0.47	(0.36)	—	(0.36)	—	10.09	4.84%	93	1.85%	7.98%	3.63%	462.98%
2006	10.12	0.29	(0.11)	0.18	(0.30)	(0.02)	(0.32)	—	9.98	1.78%	55	1.85%	2.73%	2.90%	435.30%
2005	10.29	0.24	0.05	0.29	(0.26)	(0.20)	(0.46)	—	10.12	2.79%	68	1.85%	3.05%	2.38%	350.28%

Institutional Class

2009>	$ 9.80	$ 0.19	$ 0.44	$ 0.63	$(0.20)	$ —	$(0.20)	$ —	$10.23	6.48%	$ 12,872	0.50%	0.70%	3.84%	210.71%
2009	10.17	0.47	(0.08)[6]	0.39	(0.47)	(0.29)	(0.76)	—	9.80	4.07%[6]	20,458	0.50%	0.75%	4.69%	214.25%
2008	10.09	0.43	0.16	0.59	(0.51)	—	(0.51)	—	10.17	6.04%	69,653	0.54%	0.58%	4.75%	277.91%
2007[2]	10.10	0.14	—	0.14	(0.15)	—	(0.15)	—	10.09	1.36%	—	0.58%	2,560.19%	5.21%	462.98%

FINANCIAL HIGHLIGHTS — concluded

FOR A SHARE OUTSTANDING THROUGHOUT EACH YEAR OR PERIOD ENDED MARCH 31, (UNLESS OTHERWISE NOTED)
AND FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2009 (UNAUDITED)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Return of Capital	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets*^	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate[†]

OLD MUTUAL DWIGHT SHORT TERM FIXED INCOME FUND

Class Z

2009>	$ 9.76	$ 0.15	$ 0.23	$ 0.38	$(0.15)	$ —	$ —	$(0.15)	$ —	$ 9.99	3.91%	$ 135,950	0.70%	0.61%	3.03%	93.67%
2009	9.98	0.38	(0.24)	0.14	(0.36)	—	—	(0.36)	—	9.76	1.45%	131,759	0.70%	0.71%	3.90%	262.55%
2008	9.90	0.42	0.06	0.48	(0.40)	—		(0.40)	—	9.98	4.90%	158,524	0.70%	0.87%	4.15%	188.14%
2007	9.77	0.37	0.12	0.49	(0.36)	—	—	(0.36)	—	9.90	5.14%	187,897	0.70%	0.91%	3.74%	163.81%
2006	9.81	0.30	(0.03)	0.27	(0.31)	—	—	(0.31)	—	9.77	2.74%	254,300	0.74%	0.93%	3.01%	196.42%
2005	10.00	0.21	(0.11)#	0.10	(0.25)	(0.04)	—	(0.29)	—	9.81	1.02%<	392,118	0.83%	1.17%	2.08%	400.26%

Class A

2009>	$ 9.76	$ 0.14	$ 0.24	$ 0.38	$(0.14)	$ —	$ —	$(0.14)	$ —	$10.00	3.90%	$ 53,063	0.95%	0.88%	2.75%	93.67%
2009	9.99	0.35	(0.23)	0.12	(0.35)	—	—	(0.35)	—	9.76	1.23%	27,262	0.95%	1.06%	3.56%	262.55%
2008	9.90	0.39	0.08	0.47	(0.38)	—		(0.38)	—	9.99	4.80%	1,104	0.95%	2.75%	3.86%	188.14%
2007	9.77	0.34	0.13	0.47	(0.34)	—	—	(0.34)	—	9.90	4.88%	58	0.95%	8.65%	3.50%	163.81%
2006	9.82	0.27	(0.04)	0.23	(0.28)	—	—	(0.28)	—	9.77	2.38%	53	0.99%	1.17%	2.79%	196.42%
2005	10.00	0.21	(0.13)#	0.08	(0.22)	(0.04)	—	(0.26)	—	9.82	0.87%<	52	1.05%	1.39%	2.12%	400.26%

Class C

2009>	$ 9.75	$ 0.11	$ 0.24	$ 0.35	$(0.11)	$ —	$ —	$(0.11)	$ —	$ 9.99	3.63%	$ 17,491	1.45%	1.44%	2.27%	93.67%
2009	9.98	0.30	(0.24)	0.06	(0.29)	—	—	(0.29)	—	9.75	0.63%	11,939	1.45%	1.74%	3.07%	262.55%
2008	9.90	0.30	0.11	0.41	(0.33)	—		(0.33)	—	9.98	4.21%	2,589	1.45%	2.73%	3.43%	188.14%
2007	9.77	0.29	0.13	0.42	(0.29)	—	—	(0.29)	—	9.90	4.36%	55	1.45%	9.27%	3.00%	163.81%
2006	9.82	0.23	(0.05)	0.18	(0.23)	—	—	(0.23)	—	9.77	1.87%	52	1.49%	1.67%	2.29%	196.42%
2005	10.00	0.16	(0.13)#	0.03	(0.17)	(0.04)	—	(0.21)	—	9.82	0.36%<	51	1.55%	1.89%	1.62%	400.26%

Institutional Class

2009>	$ 9.75	$ 0.15	$ 0.25	$ 0.40	$(0.16)	$ —	$ —	$(0.16)	$ —	$ 9.99	4.09%	$ 6,963	0.55%	1.14%	3.10%	93.67%
2009	9.97	0.39	(0.23)	0.16	(0.38)	—	—	(0.38)	—	9.75	1.64%	156	0.55%	39.49%	3.99%	262.55%
2008	9.90	0.42	0.07	0.49	(0.42)	—		(0.42)	—	9.97	5.07%	25	0.55%	566.32%	4.60%	188.14%
2007[2]	9.87	0.12	0.03	0.15	(0.12)	—	—	(0.12)	—	9.90	1.48%	—	0.56%	2,553.82%	4.30%	163.81%

n/a Not Applicable

* Ratios for periods of less than one year have been annualized.

† Total returns and portfolio turnover rates are for the period indicated and have not been annualized. Total return would have been lower had certain expenses not been waived by the Adviser during the year. Returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Returns shown exclude any applicable sales charge.

†† Class commenced operations on December 9, 2008.

^ See Note 10.

^^ In addition to the net realized and unrealized losses on investments as set forth in the Statement of Operations, this amount includes an increase in net asset value per share resulting from the timing of sales and redemptions of shares in relation to fluctuating market values for the Fund's investments.

The impact of the payment from affiliate (See Note 2) increased the Realized and Unrealized Gains on Securities by $0.07 per share.

< A percentage of the total return consists of a payment from the Adviser. Excluding the payment by affiliate the total return would have been 0.30%, 0.15%, and (0.35)% for Class Z, Class A, and Class C, respectively.

> For the six-month period ended September 30, 2009.

1 Per share amounts for the year or period are calculated based on average outstanding shares.

2 Class commenced operations on December 20, 2006.

3 Historically, the Old Mutual Heitman REIT Fund has distributed to its shareholders amounts approximating dividends received from the REITs. A portion of such distributions may include a return of capital.

4 Old Mutual Barrow Hanley Core Bond Fund and Old Mutual Dwight High Yield Fund commenced operations on November 19, 2007.

5 The Old Mutual TS&W Mid-Cap Value Fund commenced operations on June 4, 2007.

6 Impact of payment from affiliate was less than $0.01 per share and 0.01%, respectively.

7 Class A, Class C and Institutional Class shares commenced operations on June 4, 2007.

8 Ratio has been revised to present a corrected calculation. A higher turnover rate increases transaction costs (e.g. brokerage commissions) and increases realized gains and losses. There were no changes in the net realized gains and losses as reported in the March 31, 2007 annual report as a result of the corrected calculation.

@ For Analytic U.S. Long/Short Fund, the ratio of expenses to average net assets includes dividend expense on securities sold short. Following is the impact of these expenses as a ratio to average net assets:

	Class Z	Class A	Class C	Institutional Class
2009>	0.10%	0.10%	0.10%	0.10%
2009	0.58%	0.54%	0.54%	0.55%
2008	0.26%	0.27%	0.27%	0.26%
2007	0.16%	0.16%	0.16%	0.13%
2006	0.25%	0.25%	0.25%	n/a
2005	n/a	n/a	n/a	n/a

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

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Notes to Financial Statements

1. Organization

Old Mutual Funds II (the "Trust"), a Delaware statutory trust incorporated effective July 16, 2001, is registered under the Investment Company Act of 1940, as amended ("1940 Act"), as an open-end management investment company. The Trust currently offers the following Funds: the Old Mutual Analytic U.S. Long/Short Fund (the "Analytic U.S. Long/Short Fund"), the Old Mutual Barrow Hanley Value Fund (the "Barrow Hanley Value Fund"), the Old Mutual Columbus Circle Technology and Communications Fund (the "Columbus Circle Technology and Communications Fund"), the Old Mutual Focused Fund (the "Focused Fund"), the Old Mutual Growth Fund (the "Growth Fund"), the Old Mutual Heitman REIT Fund (the "Heitman REIT Fund"), the Old Mutual Large Cap Growth Fund (the "Large Cap Growth Fund"), the Old Mutual Strategic Small Company Fund (the "Strategic Small Company Fund"), the Old Mutual TS&W Mid-Cap Value Fund (the "TS&W Mid-Cap Value Fund"), the Old Mutual TS&W Small Cap Value Fund (the "TS&W Small Cap Value Fund"), the Old Mutual Barrow Hanley Core Bond Fund (the "Barrow Hanley Core Bond Fund"), the Old Mutual Cash Reserves Fund (the "Cash Reserves Fund"), the Old Mutual Dwight High Yield Fund (the "Dwight High Yield Fund"), the Old Mutual Dwight Intermediate Fixed Income Fund (the "Dwight Intermediate Fixed Income Fund") and the Old Mutual Dwight Short Term Fixed Income Fund (the "Dwight Short Term Fixed Income Fund"), each a "Fund" and, collectively, the "Funds".

Effective April 28, 2008, the Focused Fund acquired all of the assets and liabilities of the Old Mutual Large Cap Fund (the "Large Cap Fund") pursuant to a Plan of Reorganization approved by shareholders of the Large Cap Fund at a meeting of shareholders held on April 22, 2008. The reclassification of Large Cap Fund shares was accounted for as a tax-free reorganization of investment companies. The Focused Fund issued 2,810 (000) shares (valued at $62,894 (000)) for the 4,093 (000) shares outstanding in the Large Cap Fund as of the close of business on April 25, 2008. The net assets of the Focused Fund and Large Cap Fund immediately before the acquisition were $44,361 (000) and $62,894 (000), respectively. The Large Cap Fund's net unrealized depreciation of $56 (000) was combined with that of the Focused Fund. Immediately after the acquisition, the combined net assets were $107,255 (000).

Effective April 28, 2008, the Old Mutual Large Cap Growth Concentrated Fund acquired all of the assets and liabilities of the Old Mutual Large Cap Growth Fund pursuant to a Plan of Reorganization approved by shareholders of the Old Mutual Large Cap Growth Fund at a meeting of shareholders held on April 22, 2008. The reclassification of Old Mutual Large Cap Growth Fund shares was accounted for as a tax-free reorganization of investment companies. The Old Mutual Large Cap Growth Concentrated Fund issued 3,843 (000) shares (valued at $76,631 (000)) for 3,039 (000) shares outstanding in the Old Mutual Large Cap Growth Fund as of the close of business on April 25, 2008. The net assets of the Old Mutual Large Cap Growth Concentrated Fund and Old Mutual Large Cap Growth Fund immediately before the acquisition were $103,801 (000) and $76,631 (000), respectively. The Old Mutual Large Cap Growth Fund's net unrealized appreciation of $10,905 (000) was combined with that of the Old Mutual Large Cap Growth Concentrated Fund. Immediately after the acquisition, the combined net assets were $180,432 (000). Effective April 29, 2008, the name of the Old Mutual Large Cap Growth Concentrated Fund was changed to the "Old Mutual Large Cap Growth Fund."

Effective March 30, 2009, the Large Cap Growth Fund acquired all of the assets and liabilities of the Old Mutual Select Growth Fund (the "Select Growth Fund") pursuant to a Plan of Reorganization approved by shareholders of the Select Growth Fund at a meeting of shareholders held on March 10, 2009. The reclassification of Select Growth Fund shares was accounted for as a tax-free reorganization of investment companies. The Large Cap Growth Fund issued 4,617 (000) shares (valued at $52,510 (000)) for the 3,561 (000) shares outstanding in the Select Growth Fund as of the close of business on March 27, 2009. The net assets of the Large Cap Growth Fund and Select Growth Fund immediately before the acquisition were $92,284 (000) and $52,510 (000), respectively. The Select Growth Fund's net unrealized depreciation of $8,266 (000) was combined with that of the Large Cap Growth Fund. Immediately after the acquisition, the combined net assets were $144,794 (000).

Effective March 30, 2009, the Strategic Small Company Fund acquired all of the assets and liabilities of the Old Mutual Developing Growth Fund (the "Developing Growth Fund") pursuant to a Plan of Reorganization approved by shareholders of the Developing Growth Fund at a meeting of shareholders held on February 27, 2009. The reclassification of Developing Growth Fund shares was accounted for as a tax-free reorganization of investment companies. The Strategic Small Company Fund issued 10,939 (000) shares (valued at $70,268 (000)) for the 7,937 (000) shares outstanding in the Developing Growth Fund as of the close of business on March 27, 2009. The net assets of the Strategic Small Company Fund and Developing Growth Fund immediately before the acquisition were $22,829 (000) and $70,268 (000), respectively. The Developing Growth Fund's net unrealized depreciation of $6,735 (000) was combined with that of the Strategic Small Company Fund. Immediately after the acquisition, the combined net assets were $93,097 (000).

Effective March 30, 2009, the TS&W Mid-Cap Value Fund acquired all of the assets and liabilities of the Old Mutual Mid-Cap Fund (the "Mid-Cap Fund") pursuant to a Plan of Reorganization approved by shareholders of the Mid-Cap Fund at a meeting of shareholders held on February 27, 2009. The reclassification of Mid-Cap Fund shares was accounted for as a tax-free reorganization of investment companies. The TS&W Mid-Cap Value Fund issued 11,641 (000) shares (valued at $66,826 (000)) for the 9,464 (000) shares outstanding in the Mid-Cap Fund as of the close of business on March 27, 2009. The net assets of the TS&W Mid-Cap Value Fund and Mid-Cap Fund immediately before the acquisition were $60,079 (000) and $66,826 (000), respectively. The Mid-Cap Fund's net unrealized depreciation of $24,323 (000) was combined with that of the TS&W Mid-Cap Value Fund. Immediately after the acquisition, the combined net assets were $126,905 (000).

Effective March 30, 2009, the TS&W Small Cap Value Fund acquired all of the assets and liabilities of the Old Mutual Small Cap Fund (the "Small Cap Fund") pursuant to a Plan of Reorganization approved by shareholders of the Small Cap Fund at a meeting of shareholders held on February 27, 2009. The reclassification of Small Cap Fund shares was accounted for as a tax-free reorganization of investment companies. The TS&W Small Cap Value Fund issued 2,049 (000) shares (valued at $23,460 (000)) for the 1,294 (000) shares outstanding in the Small Cap Fund as of the close of business on March 27, 2009. The net assets of the TS&W Small Cap Value Fund and Small Cap Fund immediately before the acquisition were $37,104 (000) and $23,460 (000), respectively. The Small Cap Fund's net unrealized depreciation of $2,734 (000) was combined with that of the TS&W Small Cap Value Fund. Immediately after the acquisition, the combined net assets were $60,564 (000).

On July 28, 2009 the Board approved two separate plans of reorganization (the "Plans") pursuant to which the Columbus Circle Technology and Communications Fund and Growth Fund will be reclassified into the Focused Fund, subject to shareholder approval at a meeting to be held on November 30, 2009. If approved by shareholders, the reorganization is expected to be completed effective following the close of business on or around December 4, 2009.

Shareholders may purchase shares of the Funds (except the Barrow Hanley Core Bond Fund and Dwight High Yield Fund) through four separate classes, Class Z, Class A, Class C and Institutional Class shares. On July 28, 2009, the Board approved a plan to liquidate and terminate Class C shares of the Funds, except for the Dwight Intermediate Fixed Income Fund and Dwight Short Term Fixed Income Fund (the "Closing Funds"). On August 10, 2009, the Closing Funds stopped accepting new accounts in Class C shares or purchases of Class C shares from accounts of record with a $0 balance. On October 26, 2009, the Closing Funds' Class C assets were distributed ratably among the Class C shareholders. Shareholders may purchase Institutional Class shares of the Barrow Hanley Core Bond Fund and Dwight High Yield Fund. All classes have equal voting rights as to earnings, assets and voting privileges, except that each class may have different distribution costs, dividends, registration costs, transfer agency costs and each class has exclusive voting rights with respect to its distribution plan and service plan, as applicable. Except for these differences, each class share of each Fund represents an equal proportionate interest in that Fund. Each Fund is classified as a diversified management investment company, with the exception of the Barrow Hanley Value Fund, Columbus Circle Technology and Communications Fund, Focused Fund, Large Cap Growth Fund and Cash Reserves Fund, which are classified as non-diversified management investment companies. The Funds' prospectuses provide a description of each Fund's investment objective, policies and investment strategies.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed by the Funds.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from these estimates.

Security Valuation — Investment securities of the Funds, including securities sold short, that are listed on a securities exchange, market or automated quotation system and for which market quotations are readily available, including securities traded over-the-counter ("OTC") (except for securities traded on NASDAQ), are valued at the last quoted sales price on the principal market on which they are traded at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m. Eastern Time) each day that the NYSE is open (the "Valuation Time") or, if there is no such reported sale at the Valuation Time, at the most recent quoted bid price reported by the exchange or the OTC market for long positions and the most recent quoted ask price for short positions. For securities traded on NASDAQ, the NASDAQ Official Closing Price provided by NASDAQ each business day will be used. If such prices are not available, these securities and unlisted securities for which market quotations are not readily available are valued in accordance with the Fair Value Procedures established by the Board of Trustees of the Trust (the "Board"). The Funds use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is inaccurate or does not reflect the market value of the security, securities are valued in accordance with Fair Value Procedures established by the Board. The Trust's Fair Value Procedures are implemented through a Valuation Committee (the "Committee"). Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to fair valued securities for purposes of calculating a Fund's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over the counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities traded on the foreign exchanges in the Western Hemisphere are valued at the last quoted sales price from the principal market in which they are traded before the valuation time and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued in accordance with the Fair Value Procedures established by the Board.

Notes to Financial Statements — continued

Foreign securities traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the Fund's investment adviser, Old Mutual Capital, Inc. ("Old Mutual Capital" or the "Adviser") determines that use of another valuation methodology is appropriate. The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the Funds calculate the NAVs. The fair value of the foreign security is translated from the local currency into U.S. dollars using current exchange rates.

The Funds are subject to the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification 820, *Fair Value Measurements and Disclosures*, ("ASC 820"). ASC 820 establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements) when market prices are not readily available or reliable. The inputs used for valuing securities are not necessarily an indication of the risks associated with investing in those securities. Changes in valuation techniques may result in transfers in or out of an investment's assigned level within the hierarchy during the reporting period. The aggregate value by input level, as of September 30, 2009, for each Fund's investments, as well as a reconciliation of assets for which Level 3 inputs were assigned, is included in the Schedule of Investments.

Valuation of Options and Futures — Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income and dividend expense on securities sold short is recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for the Funds are declared and paid annually, if available, with the exception of the Barrow Hanley Value Fund, Heitman REIT Fund, Barrow Hanley Core Bond Fund, Cash Reserves Fund, Dwight High Yield Fund, Dwight Intermediate Fixed Income Fund and Dwight Short Term Fixed Income Fund. Dividends from net investment income for the Barrow Hanley Value Fund are declared and paid on a semi-annual basis. Dividends from net investment income for the Heitman REIT Fund are declared and paid on a quarterly basis. Dividends from net investment income for the Barrow Hanley Core Bond Fund, Cash Reserves Fund, Dwight High Yield Fund, Dwight Intermediate Fixed Income Fund and Dwight Short Term Fixed Income Fund are declared daily and paid monthly. Distributions to shareholders are recognized on the ex-dividend date. Distributions from net realized capital gains for each Fund are generally made to shareholders annually, if available.

Foreign Withholding Taxes — The Funds may be subject to taxes imposed by countries in which they invest with respect to their investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Funds accrue such taxes when the related income is earned.

Investments in Real Estate Investment Trusts ("REIT") — Dividend income is recorded based on the income included in distributions received from the REIT investments using published REIT reclassifications including some management estimates when actual amounts are not available. Distributions received in excess of this estimated amount are recorded as a reduction of the cost of investments or reclassified to capital gains. The actual amounts of income, return of capital and capital gains are only determined by each REIT after its fiscal year-end, and may differ from the estimated amounts.

Tri-Party Repurchase Agreements — Securities pledged as collateral for repurchase agreements are held by a third-party custodian bank until the respective agreements are repurchased. Provisions of the repurchase agreements and procedures adopted by the Board require that the market value of the collateral, including accrued interest thereon, is sufficient in the event of default by the counterparty. If the counterparty defaults and the value of the collateral declines, or if the counterparty enters into insolvency proceedings, realization of the collateral by a Fund may be delayed or limited.

TBA Purchase Commitments — The Funds (except the Cash Reserves Fund) may enter into "TBA" (to be announced) purchase commitments to purchase securities for a fixed price at a future date, typically not exceeding 45 days. TBA purchase commitments may be considered securities in themselves, and involve a risk of loss if the value of the security to be purchased declines prior to settlement date. This risk is in addition to the risk of decline in the value of each Fund's other assets. Unsettled TBA purchase commitments are valued at the current market value of the underlying securities, according to the procedures described under "Security Valuation" above.

Mortgage Dollar Rolls — The Funds (except the Cash Reserves Fund) may enter into mortgage dollar rolls (principally using TBAs) in which a Fund sells mortgage securities for delivery in the current month and simultaneously contracts to repurchase substantially similar securities at an agreed-upon price on a fixed date. Each Fund accounts for such dollar rolls under the purchases and sales method and receives compensation as consideration for entering into the commitment to repurchase. Each Fund must maintain liquid securities having a value not less than the repurchase price (including accrued interest) for such dollar rolls. The market value of the securities that each Fund is required to purchase may decline below the agreed upon repurchase price of those securities.

The counterparty receives all principal and interest payments, including prepayments, made on behalf of a security subject to such a contract while it is the holder. Mortgage dollar rolls may be renewed with a new purchase and repurchase price and a cash settlement made on settlement date without physical delivery of the securities subject to the contract.

Foreign Currency Conversion — The books and records of the Funds are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

(i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

(ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Funds do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Funds report gains and losses on foreign currency related transactions as components of realized gains for financial reporting purposes, whereas such components are treated as ordinary income or loss for federal income tax purposes.

Futures Contracts — The Funds are subject to equity price risk, interest rate risk and foreign currency exchange risk in the normal course of pursuing their objectives. The Funds may utilize futures contracts to enhance investment returns, as an efficient way to gain broad market exposure with reduced transaction costs and to hedge against changes in the value of equity securities, overall equity market volatility, interest rates or foreign currencies. Upon entering into a futures contract, the Funds will deposit securities for the initial margin with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Funds each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Funds record a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Fund's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Funds could lose more than the original margin deposit required to initiate the futures transaction. Finally, the risk exists that losses could exceed amounts disclosed on the Statements of Assets and Liabilities. There is minimal counterparty credit risk involved in entering into futures contracts since they are exchange-traded instruments and the exchange's clearinghouse, as counterparty to all exchange-traded futures, guarantees the futures against default.

Options — The Funds may write or purchase financial options contracts primarily to hedge against changes in the value of equity securities (or securities that the Funds intend to purchase), against fluctuations in fair value caused by changes in prevailing market interest rates or foreign currency exchange rates and against changes in overall equity market volatility. In addition, the Funds may utilize options in an attempt to generate gains from option premiums or to reduce overall portfolio risk. The Funds' option strategy primarily focuses on the use of writing call options on equity indexes. When the Funds write or purchase an option, an amount equal to the premium received or paid by the Funds is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Funds on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on effecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Funds have realized a gain or a loss on investment transactions. The Funds, as writers of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option. The Funds, as purchasers of an option, bear the risk that the counterparties to the option may not have the ability to meet the terms of the option contracts. There is minimal counterparty credit risk involved in entering into option contracts since the options utilized by the Funds are exchange-traded instruments and the exchange's clearinghouse, as counterparty to all exchange-traded options, guarantees the options against default.

Short Sales — The Funds (except the Dwight Intermediate Fixed Income Fund) may engage in short sales that are "uncovered". Uncovered short sales are transactions under which a Fund sells a security it does not own. To complete such a transaction, the Fund must borrow the security to make delivery to the buyer. The Fund then is obligated to replace the security borrowed by purchasing the security at the market price at the time of replacement. The price at such time may be more or less than the price at which the security was sold by the Fund. Until the security is replaced, the Fund is required to pay the lender amounts equal to dividend or interest that accrue during the period of the loan which is recorded as an expense on the Statement of Operations. To borrow the security, the Fund also may be required to pay a premium, which would decrease proceeds of the security sold. The proceeds of the short sale will be retained by the broker, to the extent necessary to meet margin requirements, until the short position is closed out. A gain, limited to the price at which the Fund sells the security short, or a loss, potentially unlimited in size, will be recognized upon the closing of a short sale.

Until a Fund closes its short position or replaces the borrowed security, it will: (a) maintain a segregated account containing cash or liquid securities at such a level that the amount deposited in the segregated account plus the amount deposited with the broker as margin will equal the current value of the security sold short or (b) otherwise cover the Fund's short positions. The segregated assets are marked to market daily.

Notes to Financial Statements — continued

Offering Costs — All offering costs incurred with the start up of the Funds (or share classes) are being amortized on a straight line basis over a period of twelve months from commencement of operations. As of September 30, 2009, the TS&W Mid-Cap Value Fund and the TS&W Small Cap Value Fund have $2 (000) and $4 (000), respectively, that remains to be amortized.

Collateralized Mortgage Obligations (CMOs) — CMOs are hybrids between mortgage-backed bonds and mortgage pass-through securities. Similar to a bond, CMOs usually pay interest monthly and have a more focused range of principal payment dates than pass-through securities. While CMOs may be collateralized by whole mortgage loans, CMOs are more typically collateralized by mortgage-backed securities guaranteed by Government National Mortgage Association, Federal Home Loan Mortgage Corporation, or Federal National Mortgage Association and their income streams.

A Real Estate Mortgage Investment Conduit (REMIC) is a CMO that qualifies for special tax treatment under the Internal Revenue Code of 1986, as amended, and invests in certain mortgages primarily secured by interests in real property and other permitted investments.

CMOs are structured into multiple classes, each bearing a different stated maturity. Each class of CMO or REMIC certificate, often referred to as a "tranche," is issued at a specific interest rate and must be fully retired by its final distribution date. Generally, all classes of CMOs or REMIC certificates pay or accrue interest monthly. Investing in the lowest tranche of CMOs and REMIC certificates involves risks similar to those associated with investing in equity securities. CMOs are often highly sensitive to changes in interest rates and any resulting change in the rate at which homeowners sell their properties, refinance, or otherwise pre-pay their loans. Investors in these securities may not only be subject to this prepayment risk, but also may be exposed to significant market and liquidity risks. Investors in privately backed CMOs may be exposed to significant credit risk resulting from delinquencies or defaults in the loans backing the mortgage pool.

Stripped Mortgage-Backed Securities — Stripped mortgage-backed securities are derivative multiple-class mortgage-backed securities. Stripped mortgage-backed securities usually have two classes that receive different proportions of interest and principal distributions on a pool of mortgage assets. Typically, one class will receive some of the interest and most of the principal, while the other class will receive most of the interest and the remaining principal. In extreme cases, one class will receive all of the interest ("interest only" or "IO" class) while the other class will receive the entire principal ("principal only" or "PO" class). The cash flow and yields on IOs and POs are extremely sensitive to the rate of principal payments (including prepayments) on the underlying mortgage loans or mortgage-backed securities. A rapid rate of principal payments may adversely affect the yield to maturity of IOs. Slower than anticipated prepayments of principal may adversely affect the yield to maturity of a PO. The yields and market risk of interest only and principal only stripped mortgage-backed securities, respectively, may be more volatile than those of other fixed income securities, including traditional mortgage-backed securities.

Inflation-Indexed Bond — The Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase in the principal amount of an inflation-indexed bond will be considered interest income in the Statement of Operations, even though investors do not receive the principal amount until maturity.

Corporate Term Loans — The Barrow Hanley Core Bond Fund, Dwight High Yield Fund, Dwight Intermediate Fixed Income Fund and Dwight Short Term Fixed Income Fund may invest in corporate term loans in the form of participations in loans and assignments of all or a portion of loans from third parties. Loan assignments and participations are agreements to make money available to a borrower in a specified amount, at a specified rate and within a specified time. Such loan assignments and participations are typically senior, secured and collateralized in nature. The Fund records an investment on trade date and begins to accrue interest when the borrower withdraws money. These loans generally pay interest at rates which are periodically reset by reference to a base lending rate plus a spread.

The loans in which the Funds invest are generally readily marketable, but may be subject to some restrictions on resale. For example, a Fund may be contractually obligated to receive approval from the agent bank and/or borrower prior to the sale of these investments. The Fund assumes the credit risk of the borrower, the selling participant and any other persons interpositioned between the Fund and the borrower ("intermediate participants"). In the event that the borrower, selling participant or intermediate participants become insolvent or enters into bankruptcy, the Fund may incur certain costs and delays in realizing payment, or may suffer a loss of principal and/or interest.

Wrapper Agreements — Prior to August 9, 2004, the PBHG IRA Capital Preservation Fund ("IRA Capital Preservation Fund") (which changed its investment objective and name effective October 19, 2004 to the Dwight Short Term Fixed Income Fund) entered into wrapper agreements with insurance companies, banks or other financial institutions.

On August 6, 2004, the Board determined to seek shareholder approval to change the investment objective of the IRA Capital Preservation Fund into a fund with a variable net asset value per share which seeks to provide high income while managing its portfolio in a manner consistent with maintaining a relatively high degree of stability of shareholders' capital. This investment objective is sought by investing mainly in high quality bonds with short average remaining maturities. Shareholder approval of the change in investment objective was received on October 1, 2004.

On August 9, 2004, the wrapper agreements were terminated by the IRA Capital Preservation Fund. The IRA Capital Preservation Fund received a simultaneous contribution of cash in the amount of $7,419,588 from Liberty Ridge Capital, Inc. ("Liberty Ridge") the Fund's previous adviser. The cash was contributed to offset the IRA Capital Preservation Fund's obligations under the wrapper agreements to the issuers of the wrapper agreements, and to assist the IRA Capital Preservation Fund in maintaining its net asset value per share for each class of shares at $10.00. During the period August 10, 2004 through October 18, 2004 ("Interim Period"), the IRA Capital Preservation Fund sought to continue to provide a stable net asset value of $10.00 per share by investing in short-term fixed income instruments with less than

60 days to maturity. As a result, the dividend yield during the Interim Period was less than dividend yields during the first seven months of 2004. During the Interim Period, Liberty Ridge undertook to waive the entire amount of its investment advisory fee. After the end of this Interim Period, the Dwight Short Term Fixed Income Fund began investing in fixed income instruments with greater than 60 days to maturity.

Payments by Affiliates — For the year ended March 31, 2009, the Strategic Small Company Fund was reimbursed $15 (000) by its sub-advisers as a result of a trading errors; Old Mutual Capital reimbursed $3 (000) to the Dwight Intermediate Fixed Income Fund as a result of a shareholder trading error and the TS&W Small Cap Value Fund was reimbursed $2 (000) by its sub-adviser as a result of a trading error. There were no significant payments by affiliates made during the six-month period ended September 30, 2009.

Other — Expenses that are directly related to one of the Funds are charged directly to that Fund. Other operating expenses are prorated to the Funds on the basis of relative net assets. Class specific expenses, such as distribution and service fees, are borne by that class. Income, other non-class specific expenses and realized and unrealized gains and losses of a Fund are allocated to the respective share class on the basis of the relative net assets each day.

The Funds have an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. The transfer agent fees shown in the Statements of Operations are in total and do not reflect the expense reductions, if any, which are shown separately.

Each Fund (except the Cash Reserves Fund) will impose a 2% redemption/exchange fee on total redemption proceeds (after applicable deferred sales charges) of any shareholder redeeming shares (including redemption by exchange) of the Funds within 10 calendar days of their purchase. The Funds charge the redemption/exchange fee to discourage market timing by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements. The redemption/exchange fee will be imposed to the extent that the number of Fund shares redeemed exceeds the number of Fund shares that have been held for more than 10 calendar days. In determining how long shares of the Fund have been held, shares held by the investor for the longest period of time will be sold first. The Funds will retain the redemption/exchange fee for the benefit of the remaining shareholders by crediting Paid-in Capital. For a discussion of the limited exemptions to the redemption/exchange fee, please see the Funds' prospectuses. For the six-month period ended September 30, 2009, redemption fees of $3 (000) were collected by the Dwight Intermediate Fixed Income Fund (Class A). There were no other material redemption fee amounts collected by the Funds.

3. INVESTMENT ADVISORY FEES, ADMINISTRATIVE FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Investment Adviser — Old Mutual Capital serves as the investment adviser and administrator to each Fund. Old Mutual Capital is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings, Inc. ("OMUSH"). OMUSH is a direct wholly owned subsidiary of OM Group (UK) Limited, which, in turn, is a direct wholly owned subsidiary of Old Mutual plc, a London-Exchange listed international financial services firm. The Funds and the Adviser are parties to management agreements (the "Management Agreements"), under which the Adviser is obligated to provide advisory and administrative services to the Trust. Old Mutual Capital is entitled to receive a management fee ("Management Fee"), calculated daily and paid monthly, at an annual rate based on the average daily net assets of each Fund. The Adviser has agreed to fee breakpoints for each Fund as set forth in the tables below:

Fund	Management Fee Breakpoint Asset Thresholds						
	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Analytic U.S. Long/Short Fund	0.80%	0.75%	0.70%	0.65%	0.60%	0.55%	0.50%
Barrow Hanley Value Fund[1]	0.75%	0.73%	0.72%	0.70%	0.68%	0.67%	0.66%
Columbus Circle Technology and Communications Fund	0.95%	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%
Focused Fund	0.75%	0.70%	0.65%	0.60%	0.55%	0.50%	0.45%
Growth Fund	0.825%	0.775%	0.725%	0.675%	0.625%	0.575%	0.525%
Heitman REIT Fund	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%	0.60%
Large Cap Growth Fund[2]	0.70%	0.685%	0.675%	0.675%	0.625%	0.575%	0.525%
Strategic Small Company Fund	0.95%	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%
TS&W Small Cap Value Fund	1.00%	0.95%	0.90%	0.85%	0.80%	0.75%	0.70%
Cash Reserves Fund	0.40%	0.375%	0.35%	0.325%	0.30%	0.275%	0.25%
Dwight Intermediate Fixed Income Fund	0.45%	0.425%	0.40%	0.375%	0.35%	0.325%	0.30%
Dwight Short Term Fixed Income Fund	0.45%	0.425%	0.40%	0.375%	0.35%	0.325%	0.30%

	Management Fee Breakpoint Asset Thresholds		
	$0 to less than $500 million	$500 million to less than $1.0 billion	$1.0 billion or greater
Barrow Hanley Core Bond Fund	0.60%	0.575%	0.55%
Dwight High Yield Fund	0.70%	0.675%	0.65%
TS&W Mid-Cap Value Fund	0.95%	0.90%	0.85%

[1] Effective following the close of business on July 28, 2009, the Old Mutual Barrow Hanley Value Fund's base management fee was reduced from 0.85% to 0.75%.

[2] Effective August 8, 2009, the Large Cap Growth Fund's base management fee was reduced from 0.85% to 0.70%

Expense Limitation Agreements — In the interests of limiting expenses of the Funds, the Adviser entered into expense limitation agreements ("Expense Limitation Agreements") with respect to the Funds pursuant to which the Adviser contractually agreed to separately waive class level expenses and fund level expenses for the Focused Fund through July 31, 2012 and for all other Funds through December 31, 2010 to the extent necessary to limit the total annual operating expenses to a specified percentage of the Funds' average daily net assets. The expense limitations are as follows:

	Class Expense Limit	Fund Expense Limit	Total Expense Limit		Class Expense Limit	Fund Expense Limit	Total Expense Limit
Analytic U.S. Long/Short Fund				Strategic Small Company Fund			
Class Z	0.20%	0.90%	1.10%	Class Z	0.28%	1.02%	1.30%
Class A	0.45%	0.90%	1.35%	Class A	0.53%	1.02%	1.55%
Class C	1.20%	0.90%	2.10%	Class C	1.28%	1.02%	2.30%
Institutional Class	0.00%	0.90%	0.90%	Institutional Class	0.03%	1.02%	1.05%
Barrow Hanley Value Fund[1]				TS&W Mid-Cap Value Fund			
Class Z	0.10%	0.85%	0.95%	Class Z	0.12%	1.00%	1.12%
Class A	0.35%	0.85%	1.20%	Class A	0.40%	1.00%	1.40%
Class C	1.10%	0.85%	1.95%	Class C	1.15%	1.00%	2.15%
Institutional Class	0.00%	0.85%	0.85%	Institutional Class	0.00%	1.00%	1.00%
Columbus Circle Technology and Communications Fund				TS&W Small Cap Value Fund			
Class Z	0.40%	1.05%	1.45%	Class Z	0.15%	1.10%	1.25%
Class A	0.65%	1.05%	1.70%	Class A	0.40%	1.10%	1.50%
Class C	1.40%	1.05%	2.45%	Class C	1.15%	1.10%	2.25%
Institutional Class	0.15%	1.05%	1.20%	Institutional Class	0.00%	1.10%	1.10%
Focused Fund[1]				Cash Reserves Fund			
Class Z	0.15%	0.80%	0.95%	Class Z	0.28%	0.45%	0.73%
Class A	0.40%	0.80%	1.20%	Class A	0.53%	0.45%	0.98%
Class C	1.15%	0.80%	1.95%	Class C	1.28%	0.45%	1.73%
Institutional Class	0.00%	0.80%	0.80%	Institutional Class	0.28%	0.45%	0.73%
Growth Fund				Dwight Intermediate Fixed Income Fund			
Class Z	0.225%	0.875%	1.10%	Class Z	0.08%	0.50%	0.58%
Class A	0.475%	0.875%	1.35%	Class A	0.33%	0.50%	0.83%
Class C	1.225%	0.875%	2.10%	Class C	1.08%	0.50%	1.58%
Institutional Class	0.075%	0.875%	0.95%	Institutional Class	0.00%	0.50%	0.50%
Heitman REIT Fund				Dwight Short Term Fixed Income Fund			
Class Z	0.30%	0.95%	1.25%	Class Z	0.17%	0.53%	0.70%
Class A	0.55%	0.95%	1.50%	Class A	0.42%	0.53%	0.95%
Class C	1.30%	0.95%	2.25%	Class C	0.92%	0.53%	1.45%
Institutional Class	0.00%	0.95%	0.95%	Institutional Class	0.02%	0.53%	0.55%
Large Cap Growth Fund[2]							
Class Z	0.10%	0.90%	1.00%				
Class A	0.35%	0.90%	1.25%				
Class C	1.10%	0.90%	2.00%				
Institutional Class	0.00%	0.90%	0.90%				

	Total Institutional Class Expense Limit
Barrow Hanley Core Bond Fund	0.70%
Dwight High Yield Fund	0.80%

[1] Prior to July 29, 2009, these Funds had the following expense limitations in place:

	Class Expense Limit	Fund Expense Limit	Total Expense Limit
Focused Fund			
Class Z	0.25%	0.80%	1.05%
Class A	0.50%	0.80%	1.30%
Class C	1.25%	0.80%	2.05%
Institutional Class	0.00%	0.80%	0.80%
Barrow Hanley Value Fund			
Class Z	0.20%	0.90%	1.10%
Class A	0.45%	0.90%	1.35%
Class C	1.20%	0.90%	2.10%
Institutional Class	0.00%	0.90%	0.90%

[2] Prior to August 8, 2009, the Fund had the following expense limitations in place:

	Class Expense Limit	Fund Expense Limit	Total Expense Limit
Large Cap Growth Fund			
Class Z	0.30%	0.95%	1.25%
Class A	0.55%	0.95%	1.50%
Class C	1.30%	0.95%	2.25%
Institutional Class	0.00%	0.95%	0.95%

The Adviser may seek reimbursement for Management Fees waived and other expenses paid by the Adviser pursuant to the Expense Limitation Agreements during the previous three fiscal years in which the Management Fees were waived or other expenses paid. Reimbursement by a Fund of the Management Fees waived and other expenses paid by the Adviser pursuant to the Expense Limitation Agreements may be made when a Fund has reached a sufficient asset size to permit reimbursement to be made without causing the total annual operating expense ratio of each Fund to exceed the total operating expense percentage described above. With respect to all Funds (except the Barrow Hanley Core Bond Fund, Dwight High Yield Fund and TS&W Mid-Cap Value Fund), no reimbursement by a Fund will be made for Management Fees waived or other expenses paid prior to December 31, 2008, unless: (i) the Fund's assets exceed $75 million; (ii) the Fund's total operating annual expense ratio is less than the specified percentage of the Fund's average daily net assets, and (iii) the payment of such reimbursement was approved by the Board. As of September 30, 2009, the Adviser may seek reimbursement of previously waived and reimbursed fees as follows (000):

Fund	Expires March 31, 2010	Expires March 31, 2011	Expires March 31, 2012	Expires March 31, 2013	Total
Analytic U.S. Long/Short Fund	$ —	$ 299	$ 361	$ 43	$ 703
Barrow Hanley Value Fund	604	379	274	60	1,317
Columbus Circle Technology and Communications Fund	532	707	756	320	2,315
Focused Fund	42	135	352	118	647
Growth Fund	879	1,351	1,644	615	4,489
Heitman REIT Fund	49	234	215	39	537
Large Cap Growth Fund	217	534	600	337	1,688
Strategic Small Company Fund	123	198	213	235	769
TS&W Mid-Cap Value Fund	—	44	203	157	404
TS&W Small Cap Value Fund	100	150	120	34	404
Barrow Hanley Core Bond Fund	—	32	37	23	92
Cash Reserves Fund	67	129	215	58	469
Dwight High Yield Fund	—	21	32	16	69
Dwight Intermediate Fixed Income Fund	72	130	229	61	492
Dwight Short Term Fixed Income Fund	263	363	248	26	900

Amounts designated as "—" are either $0 or have been rounded to $0.

For the six-month period ended September 30, 2009, the Adviser was reimbursed the following amounts for previously waived fees:

Fund	Total (000)
Analytic U.S. Long/Short Fund	$41
Barrow Hanley Value Fund	3
Columbus Circle Technology and Communications Fund	7
Focused Fund	4
Heitman REIT Fund	1
Large Cap Growth Fund	52
Strategic Small Company Fund	8
TS&W Small Cap Value Fund	10
Dwight Intermediate Fixed Income Fund	2
Dwight Short Term Fixed Income Fund	91

The Adviser has voluntarily agreed to reimburse expenses to the extent necessary to assist the Cash Reserves Fund in maintaining a minimum yield of 0.10% for each share class. The agreement to reimburse expenses is voluntary and may be modified or discontinued by the Adviser at any time. The voluntary waiver paid to the Cash Reserves Fund during the six-month period ended September 30, 2009 was $75 (000) and is included within Waiver of Management Fees and Reimbursement of Other Expenses by Adviser on the Statement of Operations.

Sub-Advisory Agreements — The following sub-advisers (the "Sub-Advisers") provide sub-advisory services or co-sub-advisory services to the Funds pursuant to sub-advisory agreements (the "Sub-Advisory Agreements") between the Trust, the Adviser and each Sub-Adviser:

Analytic Investors, LLC — The Trust, on behalf of the Analytic U.S. Long/Short Fund , and the Adviser entered into sub-advisory agreements with Analytic Investors, LLC ("Analytic"). Analytic is a majority owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Ashfield Capital Partners, LLC — The Trust, on behalf of the Large Cap Growth Fund and Strategic Small Company Fund, and the Adviser entered into sub-advisory agreements with Ashfield Capital Partners, LLC ("Ashfield"). Ashfield is a majority owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Barrow, Hanley, Mewhinney & Strauss, Inc. — The Trust, on behalf of the Barrow Hanley Core Bond Fund and Barrow Hanley Value Fund, and the Adviser entered into sub-advisory agreements with Barrow, Hanley, Mewhinney & Strauss, Inc. ("Barrow Hanley"). Barrow Hanley is an indirect wholly owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Columbus Circle Investors — The Trust, on behalf of the Columbus Circle Technology and Communications Fund, and the Adviser entered into a sub-advisory agreement with Columbus Circle Investors ("Columbus Circle").

Copper Rock Capital Partners, LLC — The Trust, on behalf of the Strategic Small Company Fund, and the Adviser entered into a sub-advisory agreement with Copper Rock Capital Partners, LLC ("Copper Rock"). Copper Rock is a majority owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Dwight Asset Management Company LLC — The Trust, on behalf of the Dwight High Yield Fund, Dwight Intermediate Fixed Income Fund and Dwight Short Term Fixed Income Fund, and the Adviser entered into sub-advisory agreements with Dwight Asset Management Company LLC ("Dwight"). Dwight is a majority owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Eagle Asset Management, Inc. — The Trust, on behalf of the Strategic Small Company Fund, and the Adviser entered into a sub-advisory agreement with Eagle Asset Management, Inc. ("Eagle").

Heitman Real Estate Securities LLC — The Trust, on behalf of the Heitman REIT Fund, and the Adviser entered into a sub-advisory agreement with Heitman Real Estate Securities LLC ("Heitman"). Heitman is owned 50% by Heitman senior executives and 50% by Old Mutual (HFL) Inc., a wholly owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Munder Capital Management — The Trust, on behalf of the Growth Fund, and the Adviser entered into a sub-advisory agreement with Munder Capital Management ("Munder").

Thompson, Siegel & Walmsley, LLC — The Trust, on behalf of the TS&W Small Cap Value Fund and TS&W Mid-Cap Value Fund, and the Adviser entered into sub-advisory agreements with Thompson, Siegel & Walmsley, LLC ("TS&W"). TS&W is a majority owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Turner Investment Partners, Inc. — The Trust, on behalf of the Growth Fund and Large Cap Growth Fund, and the Adviser entered into a sub-advisory agreement with Turner Investment Partners, Inc. ("Turner"). Effective following the close of business on August 7, 2009, Turner no longer provided sub-advisory services to the Large Cap Growth Fund.

Wellington Management Company, LLP — The Trust, on behalf of the Cash Reserves Fund, and the Adviser entered into a sub-advisory agreement with Wellington Management Company, LLP ("Wellington").

For the services provided and expenses incurred pursuant to the Sub-Advisory Agreements, the Sub-Advisers are entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of each portion of the Funds managed, less 50% of any waivers, reimbursement payments, supermarket fees and alliance fees waived, reimbursed or paid by the Adviser (with the exception of the Growth Fund, Cash Reserves Fund and Dwight Intermediate Fixed Income Fund). The fees are calculated as follows:

	Sub-Advisory Fee Breakpoint Asset Thresholds						
Fund	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Analytic U.S. Long/Short Fund	0.45%	0.40%	0.35%	0.30%	0.25%	0.20%	0.15%
Barrow Hanley Value Fund*	0.40%	0.38%	0.37%	0.35%	0.33%	0.32%	0.31%
Columbus Circle Technology and Communications Fund	0.60%	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%
Heitman REIT Fund	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%	0.25%
Large Cap Growth Fund**	0.35%	0.335%	0.325%	0.325%	0.275%	0.225%	0.175%
Strategic Small Company Fund	0.60%	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%
TS&W Small Cap Value Fund	0.70%	0.65%	0.60%	0.55%	0.50%	0.45%	0.40%
Dwight Short Term Fixed Income Fund	0.20%	0.175%	0.15%	0.125%	0.10%	0.075%	0.05%

	Sub-Advisory Fee Breakpoint Asset Thresholds		
	$0 to less than $500 million	$500 million to less than $1.0 billion	$1.0 billion or greater
TS&W Mid-Cap Value Fund	0.50%	0.47%	0.45%
Barrow Hanley Core Bond Fund	0.25%	0.24%	0.229%
Dwight High Yield Fund	0.35%	0.338%	0.325%

	Sub-Advisory Fees without Breakpoints
Growth Fund	0.475%
Cash Reserves Fund	0.10%***
Dwight Intermediate Fixed Income Fund	0.15%

* Effective following the close of business on July 28, 2009, the base sub-advisory fee for the Barrow Hanley Value Fund was reduced from 0.50% to 0.40%.

** Effective August 8, 2009 the base sub-advisory fee for the Large Cap Growth Fund was reduced from 0.475% to 0.35%.

*** There is a minimum annual fee of $50,000 on the Cash Reserves Fund.

From time to time, the Adviser may recommend the appointment of additional or replacement sub-advisers to the Board. The Trust and the Adviser have received exemptive relief from the Securities and Exchange Commission ("SEC") that permits the Trust to employ a "manager of managers" structure. Under this structure, the Adviser, with the approval of the Board may hire, terminate or replace unaffiliated sub-advisers without shareholder approval, including, without limitation, the replacement or reinstatement of any unaffiliated sub-advisers with respect to which a sub-advisory agreement has automatically terminated as a result of an assignment. Under the manager of managers structure, the Adviser has the ultimate responsibility to oversee the sub-advisers and recommend their hiring, termination and replacement. The following funds intend to rely on the exemptive order and operate in the manner described above: Cash Reserves Fund, Columbus Circle Technology and Communications Fund, Growth Fund, Large Cap Growth Fund and Strategic Small Company Fund. Shareholders will be notified of any changes in unaffiliated sub-advisers. Shareholders of a Fund have the right to terminate a sub-advisory agreement with an unaffiliated sub-adviser for a Fund at any time by a vote of the majority of the outstanding voting securities of such Fund. The SEC exemptive order also permits the Funds to disclose to shareholders the aggregate fees paid to Old Mutual Capital and unaffiliated sub-adviser(s) by each Fund.

Sub-Administrator — Old Mutual Capital and The Bank of New York Mellon (the "Sub-Administrator") entered into a sub-administration and accounting agreement (the "Sub-Administration Agreement") pursuant to which the Sub-Administrator assists Old Mutual Capital in connection with the administration and business affairs of the Trust. Under the Sub-Administration Agreement, Old Mutual Capital pays the Sub-Administrator as follows: annual rates, based on the combined average daily gross assets of the funds within the Trust, Old Mutual Funds I and Old Mutual Funds III (the "Old Mutual Complex"), of (1) 0.0475% of the first $6 billion, plus (2) 0.04% of the average daily gross assets in excess of $6 billion. For funds within the Old Mutual Complex that are managed as a "fund of funds," these fees apply only at the underlying fund level. In addition, the Adviser and Old Mutual Fund Services (administrator to Old Mutual Funds I and Old Mutual

Funds III) pay the Sub-Administrator the following annual fees: (1) $35,000 for each fund managed as a "fund of funds"; and (2) $3,000 per class in excess of three classes for each fund in the Old Mutual Complex. Certain minimum fees apply. The Sub-Administration Agreement provides that the Sub-Administrator will not be liable for any costs, damages, liabilities or claims incurred by the Sub-Administrator except those arising out of the Sub-Administrator's or its delegee's or agent's (if such delegee or agent is a subsidiary of the Sub-Administrator) negligence or willful misconduct or the Sub-Administrator's failure to act in good faith. In no event shall the Sub-Administrator be liable to the Adviser or any third party for special, indirect or consequential damages.

Distributor — The Trust entered into a distribution agreement (the "Distribution Agreement") with Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Adviser. The Distributor receives no compensation under the Distribution Agreement for serving in such capacity. The Trust has adopted, on behalf of Class A shares of each Fund, separate distribution plans pursuant to Rule 12b-1 under the 1940 Act, which provide for payment of a distribution fee of up to 0.25% of the daily net assets of Class A shares. Currently, the Trust is not paying a distribution fee on Class A shares. The Trust has also adopted, on behalf of Class C shares of each Fund, a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act, which provides for payment of a distribution fee of up to 0.75% of the average daily net assets of Class C shares. Currently, the Dwight Short Term Fixed Income Fund charges a distribution fee of 0.50% of the average daily net assets of the Class C Shares. The Trust has also adopted a Service Plan on behalf of Class A shares and Class C shares of each Fund which provide for payment of a service fee of up to 0.25% of the average daily net assets of each Class. The Class A and Class C service plan on behalf of the TS&W Mid-Cap Value Fund and Cash Reserves Fund were adopted pursuant to Rule 12b-1. Distribution fees are paid to the Distributor for the sale and distribution of shares and service fees are paid to the Distributor, brokers, dealers and/or other financial intermediaries for providing or arranging for others to provide personal services to shareholders and/or the maintenance of shareholder accounts.

Of the service and distribution fees the Distributor received for the six-month period ended September 30, 2009, it retained the following (000):

	Service Fees		Distribution Fees
	Class A	Class C	Class C
Analytic U.S. Long/Short Fund	$ 1	$ 1	$ 2
Barrow Hanley Value Fund	1	1	2
Columbus Circle Technology and Communications Fund	—	—	1
Focused Fund	—	1	3
Growth Fund	—	—	—
Heitman REIT Fund	3	—	1
Large Cap Growth Fund	—	1	2
Strategic Small Company Fund	—	—	—
TS&W Mid-Cap Value Fund	—	1	3
TS&W Small Cap Value Fund	1	2	5
Cash Reserves Fund	—	1	4
Dwight Intermediate Fixed Income Fund	4	25	76
Dwight Short Term Fixed Income Fund	2	13	28

Amounts designated as "—" are either $0 or have been rounded to $0.

Other Service Providers — The Bank of New York Mellon serves as the custodian for each of the Funds.

DST Systems, Inc. ("DST") serves as the transfer agent and dividend disbursing agent of the Trust. Pursuant to an agency agreement between the Trust and DST, DST also provides call center, correspondence and other shareholder account-related services to the Funds. From time to time, the Trust may pay amounts to third parties that provide sub-transfer agency and other administrative services relating to the Trust to persons who beneficially own interests in the Trust.

Officers of the Trust who are or were officers of the Adviser, Old Mutual Fund Services or the Distributor, as well as the Senior Officer, received no compensation from the Trust.

4. INVESTMENT TRANSACTIONS

The cost of securities purchased and the proceeds from securities sold and matured, other than short-term investments and securities sold short, for the Funds (excluding the Cash Reserves Fund) for the six-month period ended September 30, 2009, were as follows:

	Purchases (000)		Sales (000)	
	Other	U.S. Government	Other	U.S. Government
Analytic U.S. Long/Short Fund	$243,424	$ —	$325,203	$ —
Barrow Hanley Value Fund	15,944	—	30,553	—
Columbus Circle Technology and Communications Fund	176,893	—	178,377	—
Focused Fund	52,696	—	35,139	—
Growth Fund	124,401	—	135,554	—
Heitman REIT Fund	30,380	—	32,714	—
Large Cap Growth Fund	219,435	—	198,704	—
Strategic Small Company Fund	98,729	—	104,408	—
TS&W Mid-Cap Value Fund	183,941	—	132,377	—
TS&W Small Cap Value Fund	67,787	—	36,344	—
Barrow Hanley Core Bond Fund	11,118	15,283	8,735	12,248
Dwight High Yield Fund	27,360	—	26,256	—
Dwight Intermediate Fixed Income Fund	97,364	137,543	64,063	137,664
Dwight Short Term Fixed Income Fund	114,239	102,391	109,861	72,255

Notes to Financial Statements — continued

5. Capital Share Transactions

	Old Mutual Analytic U.S. Long/Short Fund				Old Mutual Barrow Hanley Value Fund			
	4/1/09 to 9/30/09 (Unaudited)		4/1/08 to 3/31/09		4/1/09 to 9/30/09 (Unaudited)		4/1/08 to 3/31/09	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
Capital Share Transactions (000):								
Class Z								
Shares Issued	1,747	$ 14,420	23,936	$258,598	1,257	$ 5,976	7,877	$ 40,568
Capital Contribution[3]	—	—	—	—	—	—	—	—
Shares Issued from Merger[2]	—	—	—	—	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	21	174	185	861	322	1,675
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	—
Shares Redeemed	(6,599)	(59,985)	(8,416)	(76,868)	(2,706)	(12,945)	(4,466)	(24,277)
Total Class Z Capital Share Transactions	(4,852)	(45,565)	15,541	181,904	(1,264)	(6,108)	3,733	17,966
Class A								
Shares Issued	76	709	862	10,218	458	2,129	473	2,583
Capital Contribution[3]	—	—	—	—	—	—	—	—
Shares Issued from Merger[2]	—	—	—	—	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	2	16	5	23	12	58
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	—
Shares Redeemed	(254)	(2,303)	(1,303)	(13,834)	(588)	(2,734)	(210)	(1,041)
Total Class A Capital Share Transactions	(178)	(1,594)	(439)	(3,600)	(125)	(582)	275	1,600
Class C								
Shares Issued	4	38	141	1,614	14	61	106	559
Capital Contribution[3]	—	—	—	—	—	—	—	—
Shares Issued from Merger[2]	—	—	—	—	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	1	5	2	8	7	36
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	—
Shares Redeemed	(199)	(1,816)	(392)	(3,997)	(79)	(373)	(194)	(1,120)
Total Class C Capital Share Transactions	(195)	(1,778)	(250)	(2,378)	(63)	(304)	(81)	(525)
Institutional Class								
Shares Issued	51	473	953	9,697[1]	1,763	8,164	4,509	22,749[1]
Capital Contribution[3]	—	—	—	—	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	11	89	159	738	229	1,198
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	—
Shares Redeemed	(628)	(5,909)	(1,172)	(13,596)	(2,672)	(13,398)	(1,543)	(7,785)
Total Institutional Class Capital Share Transactions	(577)	(5,436)	(208)	(3,810)	(750)	(4,496)	3,195	16,162

[1] During the year ended March 31, 2009, the Analytic U.S. Long/Short Fund, Barrow Hanley Value Fund, and Focused Fund received from new shareholders portfolio securities and cash valued at $732, $904, and $477, respectively, on the date of the subscription.

[2] See Note 1.

[3] During the six-month period ended September 30, 2009, the Growth Fund received a one-time distribution of settlement funds from the Millenium Partners LP Fair Fund.

n/a — not applicable

Amounts designated as ˝—˝ are either $0 or have been rounded to $0.

| | Old Mutual Columbus Circle Technology and Communications Fund | | | | Old Mutual Focused Fund | | | | Old Mutual Growth Fund | | | |
| | 4/1/09 to 9/30/09 (Unaudited) | | 4/1/08 to 3/31/09 | | 4/1/09 to 9/30/09 (Unaudited) | | 4/1/08 to 3/31/09 | | 4/1/09 to 9/30/09 (Unaudited) | | 4/1/08 to 3/31/09 | |
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
	335	$ 4,067	568	$ 6,821	677	$12,438	284	$ 4,868	464	$ 8,818	496	$ 9,282
	—	—	—	—	—	—	—	—	—	113	—	—
	—	—	—	—	—	—	2,774	62,087	—	—	—	—
	—	—	—	—	—	—	59	902	—	—	—	—
	n/a	—	n/a	14	n/a	—	n/a	—	n/a	—	n/a	—
	(511)	(6,353)	(2,580)	(32,934)	(257)	(4,520)	(984)	(18,993)	(962)	(19,254)	(2,981)	(64,455)
	(176)	(2,286)	(2,012)	(26,099)	420	7,918	2,133	48,864	(498)	(10,323)	(2,485)	(55,173)
	53	680	98	1,385	720	12,839	71	1,372	32	615	13	264
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	32	725	—	—	—	—
	—	—	—	—	—	—	2	28	—	—	—	—
	n/a	—	n/a	—	n/a	—	n/a	—	—	—	—	—
	(47)	(616)	(113)	(1,271)	(65)	(1,144)	(48)	(819)	(6)	(104)	(8)	(129)
	6	64	(15)	114	655	11,695	57	1,306	26	511	5	135
	20	215	64	827	70	1,159	43	728	12	201	2	32
	—	—	—	—	—	—	—	—	—	1	—	—
	—	—	—	—	—	—	4	82	—	—	—	—
	—	—	—	—	—	—	—	6	—	—	—	—
	n/a	—	n/a	—	n/a	—	—	—	n/a	—	n/a	—
	(48)	(588)	(120)	(1,223)	(32)	(594)	(24)	(397)	(37)	(688)	(21)	(383)
	(28)	(373)	(56)	(396)	38	565	23	419	(25)	(486)	(19)	(351)
	117	1,366	680	9,636	3	50	181	3,779[1]	175	3,109	721	19,029
	—	—	—	—	—	—	—	—	—	5	—	—
	—	—	—	—	—	—	23	344	—	—	—	—
	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—
	(126)	(1,481)	(162)	(1,748)	(169)	(3,024)	(206)	(3,587)	(136)	(2,697)	(99)	(1,804)
	(9)	(115)	518	7,888	(166)	(2,974)	(2)	536	39	417	622	17,225

	Old Mutual Heitman REIT Fund				Old Mutual Large Cap Growth Fund			
	4/1/09 to 9/30/09 (Unaudited)		4/1/08 to 3/31/09		4/1/09 to 9/30/09 (Unaudited)		4/1/08 to 3/31/09	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
Capital Share Transactions (000):								
Class Z								
Shares Issued	271	$ 1,389	380	$ 2,670	127	$ 1,654	148	$ 2,085
Capital Contribution[3]	—	—	—	—	—	—	—	—
Shares Issued from Merger[2]	—	—	—	—	—	—	8,383	128,062
Shares Issued upon Reinvestment of Distributions	52	269	98	602	—	—	—	—
Redemption Fees	n/a	—	n/a	1	n/a	—	n/a	—
Shares Redeemed	(656)	(3,063)	(1,693)	(12,615)	(674)	(8,856)	(1,281)	(18,762)
Total Class Z Capital Share Transactions	(333)	(1,405)	(1,215)	(9,342)	(547)	(7,202)	7,250	111,385
Class A								
Shares Issued	453	2,263	373	2,643	11	156	75	1,082
Capital Contribution[3]	—	—	—	—	—	—	—	—
Shares Issued from Merger[2]	—	—	—	—	—	—	44	673
Shares Issued upon Reinvestment of Distributions	15	78	23	136	—	—	—	—
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	—
Shares Redeemed	(339)	(2,043)	(358)	(2,608)	(48)	(634)	(71)	(938)
Total Class A Capital Share Transactions	129	298	38	171	(37)	(478)	48	817
Class C								
Shares Issued	16	78	75	588	8	91	67	985
Capital Contribution[3]	—	—	—	—	—	—	—	—
Shares Issued from Merger[2]	—	—	—	—	—	—	30	372
Shares Issued upon Reinvestment of Distributions	—	1	—	2	—	—	—	—
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	—
Shares Redeemed	(28)	(150)	(24)	(156)	(115)	(1,481)	(69)	(917)
Total Class C Capital Share Transactions	(12)	(71)	51	434	(107)	(1,390)	28	440
Institutional Class								
Shares Issued	22	99	173	1,047[1]	2,214	30,860	144	1,594
Capital Contribution[3]	—	—	—	—	—	—	—	—
Shares Issued from Merger[2]	—	—	—	—	—	—	3	34
Shares Issued upon Reinvestment of Distributions	10	53	28	201	—	—	—	—
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	—
Shares Redeemed	(95)	(495)	(2,253)	(19,085)	(260)	(3,730)	(4)	(44)
Total Institutional Class Capital Share Transactions	(63)	(343)	(2,052)	(17,837)	1,954	27,130	143	1,584

[1] During the year ended March 31, 2009, the Heitman REIT Fund and TS&W Mid-Cap Value Fund received from new shareholders portfolio securities and cash valued at $342 and $1,704, respectively, on the date of the subscription.

[2] See Note 1.

[3] During the six-month period ended September 30, 2009, the Strategic Small Company Fund received a one-time distribution of settlement funds from the Millenium Partners LP Fair Fund.

n/a — not applicable

Amounts designated as "—" are either $0 or have been rounded to $0.

	Old Mutual Strategic Small Company Fund				Old Mutual TS&W Mid-Cap Value Fund				Old Mutual TS&W Small Cap Value Fund			
	4/1/09 to 9/30/09 (Unaudited)		4/1/08 to 3/31/09		4/1/09 to 9/30/09 (Unaudited)		4/1/08 to 3/31/09		4/1/09 to 9/30/09 (Unaudited)		4/1/08 to 3/31/09	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
	206	$ 1,542	1,302	$ 8,694	466	$ 2,928	156	$ 907	685	$ 8,860	912	$14,166
	—	619	—	—	—	—	—	—	—	—	—	—
	—	—	9,095	58,404	—	—	10,696	61,406	—	—	1,995	22,875
	—	—	—	—	—	—	—	—	—	—	338	4,010
	n/a	—	—	—	n/a	—	—	—	n/a	—	—	—
	(761)	(5,757)	(391)	(3,139)	(1,060)	(6,933)	(130)	(728)	(587)	(7,784)	(610)	(9,080)
	(555)	(3,596)	10,006	63,959	(594)	(4,005)	10,722	61,585	98	1,076	2,635	31,971
	7	53	18	149	261	1,672	909	6,479	164	2,077	146	2,339
	—	5	—	—	—	—	—	—	—	—	—	—
	—	—	6	37	—	—	61	349	—	—	37	409
	—	—	—	—	—	—	3	16	—	—	13	151
	n/a	—	n/a	—	n/a	—	—	—	n/a	—	n/a	—
	(23)	(172)	(40)	(311)	(369)	(2,387)	(296)	(1,921)	(74)	(1,011)	(59)	(847)
	(16)	(114)	(16)	(125)	(108)	(715)	677	4,923	90	1,066	137	2,052
	—	2	3	25	33	208	202	1,555	20	237	99	1,306
	—	1	—	—	—	—	—	—	—	—	—	—
	—	—	7	40	—	—	21	118	—	—	17	176
	—	—	—	—	—	—	—	2	—	—	7	82
	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—
	(1)	(5)	(1)	(7)	(211)	(1,403)	(144)	(911)	(60)	(788)	(18)	(281)
	(1)	(2)	9	58	(178)	(1,195)	79	764	(40)	(551)	105	1,283
	19	154	62	404	12,232	78,582	5,058	34,356[1]	2,381	33,389	—	—
	—	80	—	—	—	—	—	—	—	—	—	—
	—	—	1,831	11,787	—	—	863	4,953	—	—	—	—
	—	—	—	—	—	—	45	262	—	—	—	—
	n/a	—	—	—	n/a	—	—	—	n/a	—	—	—
	(440)	(3,227)	(26)	(168)	(2,738)	(17,624)	(2,274)	(15,816)	(30)	(444)	—	—
	(421)	(2,993)	1,867	12,023	9,494	60,958	3,692	23,755	2,351	32,945	—	—

Notes to Financial Statements — continued

	Old Mutual Barrow Hanley Core Bond Fund				Old Mutual Cash Reserves Fund			
	4/1/09 to 9/30/09 (Unaudited)		4/1/08 to 3/31/09		4/1/09 to 9/30/09 (Unaudited)		4/1/08 to 3/31/09	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
Capital Share Transactions (000):								
Class Z								
Shares Issued	—	$ —	—	$ —	3,611	$ 3,611	13,208	$ 13,205
Shares Issued upon Reinvestment of Distributions	—	—	—	—	15	15	520	520
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	—
Shares Redeemed	—	—	—	—	(8,140)	(8,140)	(18,535)	(18,536)
Total Class Z Capital Share Transactions	—	—	—	—	(4,514)	(4,514)	(4,807)	(4,811)
Class A								
Shares Issued	—	—	—	—	1,291	1,291	2,316	2,316
Shares Issued upon Reinvestment of Distributions	—	—	—	—	—	—	8	8
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	—
Shares Redeemed	—	—	—	—	(453)	(453)	(2,187)	(2,187)
Total Class A Capital Share Transactions	—	—	—	—	838	838	137	137
Class C								
Shares Issued	—	—	—	—	795	795	4,477	4,477
Shares Issued upon Reinvestment of Distributions	—	—	—	—	1	1	9	9
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	—
Shares Redeemed	—	—	—	—	(2,778)	(2,778)	(2,947)	(2,947)
Total Class C Capital Share Transactions	—	—	—	—	(1,982)	(1,982)	1,539	1,539
Institutional Class								
Shares Issued	615	6,228	1,702	17,030[1]	—	—	—	—
Shares Issued upon Reinvestment of Distributions	110	1,146	329	3,245	—	—	—	—
Shares Redeemed	(112)	(1,160)	(2,322)	(22,799)	—	—	—	—
Total Institutional Class Capital Share Transactions	613	6,214	(291)	(2,524)	—	—	—	—

[1] During the year ended March 31, 2009, the Barrow Hanley Core Bond Fund, Dwight High Yield Fund and Dwight Intermediate Fixed Income Fund received from new shareholders portfolio securities and cash valued at $2,095, $589 and $3,652, respectively, on the date of the subscription.

n/a — not applicable

Amounts designated as ″—″ are either $0 or have been rounded to $0.

| | Old Mutual Dwight High Yield Fund | | | | Old Mutual Dwight Intermediate Fixed Income Fund | | | | Old Mutual Dwight Short Term Fixed Income Fund | | | |
| | 4/1/09 to 9/30/09 (Unaudited) | | 4/1/08 to 3/31/09 | | 4/1/09 to 9/30/09 (Unaudited) | | 4/1/08 to 3/31/09 | | 4/1/09 to 9/30/09 (Unaudited) | | 4/1/08 to 3/31/09 | |
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
	—	$ —	—	$ —	443	$ 4,378	672	$ 6,646	1,175	$ 11,551	621	$ 6,085
	—	—	—	—	18	176	29	285	207	2,045	542	5,310
	—	—	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—
	—	—	—	—	(165)	(1,643)	(306)	(3,023)	(1,282)	(12,671)	(3,541)	(34,528)
	—	—	—	—	296	2,911	395	3,908	100	925	(2,378)	(23,133)
	—	—	—	—	4,735	47,277	3,910	38,680	4,746	46,861	3,151	30,792
	—	—	—	—	36	362	26	251	33	323	11	108
	n/a	—	n/a	—	n/a	3	n/a	—	n/a	—	n/a	1
	—	—	—	—	(1,988)	(19,985)	(447)	(4,401)	(2,264)	(22,487)	(480)	(4,682)
	—	—	—	—	2,783	27,657	3,489	34,530	2,515	24,697	2,682	26,219
	—	—	—	—	1,526	15,109	1,465	14,319	769	7,566	1,141	11,115
	—	—	—	—	9	89	6	58	5	51	7	64
	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—
	—	—	—	—	(619)	(6,261)	(73)	(717)	(247)	(2,445)	(183)	(1,781)
	—	—	—	—	916	8,937	1,398	13,660	527	5,172	965	9,398
	783	7,305	480	4,566[1]	320	3,146	379	3,852[1]	759	7,476	19	188
	96	914	136	1,134	33	329	278	2,730	5	50	—	2
	(727)	(6,977)	(335)	(2,664)	(1,183)	(11,640)	(5,416)	(53,741)	(83)	(822)	(6)	(58)
	152	1,242	281	3,036	(830)	(8,165)	(4,759)	(47,159)	681	6,704	13	132

Notes to Financial Statements — continued

6. Federal Tax Information

Each Fund has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code for federal income tax purposes and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for federal income taxes.

The Funds are subject to the provisions of FASB Accounting Standards Codification 740 ("ASC 740"), *Income Taxes*. ASC 740 requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing the Fund's tax returns to determine whether these positions meet a "more-likely-than-not" standard that, based on the technical merits, have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The Funds recognize interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations.

ASC 740 requires management of the Funds to analyze all open tax years, fiscal years 2006-2009 as defined by IRS statute of limitations, for all major jurisdictions, including federal tax authorities and certain state tax authorities. As of and during the six-month period ended September 30, 2009, the Funds did not have a liability for any unrecognized tax benefits. The Funds have no examination in progress and are not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. Federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to Paid-in Capital, undistributed net investment income or accumulated net realized gain, as appropriate, in the period that the differences arise. Accordingly, the following permanent differences as of March 31, 2009, primarily attributable to certain losses which, for tax purposes, are not available to offset future income, different treatment for gains and losses on paydowns of mortgage- and asset-backed securities, returns of capital, utilization of net operating losses, fund reorganizations, capital loss carryforwards that expire in the current year due to Internal Revenue Code Section 382 limitations, REIT reclasses between net investment income and long-term capital, dividends on short sales and to equalization, which classifies earnings and profits distributed to shareholders on the redemption of shares as a deemed dividend. These permanent differences were reclassified to/from the following accounts:

	Increase/ (Decrease) Paid-in Capital (000)	Increase/(Decrease) Undistributed Net Investment Income (000)	Increase/(Decrease) Accumulated Net Realized Gain (000)
Analytic U.S. Long/Short Fund	$ —	$ 158	$ (158)
Focused Fund	74,028	8	(74,036)
Growth Fund	—	1	(1)
Heitman REIT Fund*	(47)	(736)	783
Large Cap Growth Fund	27,485	10	(27,495)
Strategic Small Company Fund	281,004	(8)	(280,996)
TS&W Mid-Cap Value Fund	39,034	—	(39,034)
TS&W Small Cap Value Fund	9,388	1	(9,389)
Barrow Hanley Core Bond Fund	—	(14)	14
Dwight High Yield Fund	(24)	6	18
Dwight Intermediate Fixed Income Fund	3	(48)	45
Dwight Short Term Fixed Income Fund	—	(348)	348

These reclassifications had no effect on net assets or net asset value per share.

* Information reflects fund activity for tax purposes based on the Fund's December 31, 2008 tax reporting year.

Amounts designated as "—" are either $0 or have been rounded to $0.

The tax character of dividends and distributions declared during the years ended March 31, 2009 and 2008 were as follows:

Fund	Ordinary Income (000)	Long-Term Capital Gain (000)	Return of Capital (000)	Total (000)
Analytic U.S. Long/Short Fund				
2009	$ 741	$ —	$ —	$ 741
2008	460	—	—	460
Barrow Hanley Value Fund				
2009	3,081	—	—	3,081
2008	6,958	16,026	—	22,984
Focused Fund				
2009	1,038	284	—	1,322
2008	1,239	836	—	2,075
Growth Fund				
2008	436	—	—	436
Heitman REIT Fund*				
2009	1,586	—	47	1,633
2008	8,635	25,107	—	33,742
Strategic Small Company Fund				
2008	4,237	1,789	—	6,026
TS&W Mid-Cap Value Fund[2]				
2009	297	—	—	297
2008	37	—	—	37
TS&W Small Cap Value Fund				
2009	46	4,325	—	4,371
2008	411	7,840	—	8,251
Barrow Hanley Core Bond Fund[1]				
2009	3,042	203	—	3,245
2008	747	—	—	747
Cash Reserves Fund				
2009	549	—	—	549
2008	1,470	—	—	1,470
Dwight High Yield Fund[1]				
2009	1,121	—	13	1,134
2008	253	—	—	253
Dwight Intermediate Fixed Income Fund				
2009	3,994	508	—	4,502
2008	1,541	—	—	1,541
Dwight Short Term Fixed Income Fund				
2009	5,791	—	—	5,791
2008	7,017	—	—	7,017

[1] The Fund commenced operations on November 19, 2007.

[2] The Fund commenced operations on June 4, 2007.

* Information reflects fund activity for tax purposes based on the Fund's December 31 tax reporting year.

The following Funds did not declare dividends or distributions during the year ended March 31, 2009 and 2008: Columbus Circle Technology and Communications Fund and Large Cap Growth Fund. The Growth Fund and Strategic Small Company Fund did not declare dividends or distributions during the year ended March 31, 2009.

Amounts designated as "—" are either $0 or have been rounded to $0.

As of March 31, 2009, the components of Distributable Earnings/(Accumulated Losses) were as follows:

	Undistributed Ordinary Income (000)	Undistributed Long-Term Capital Gains (000)	Capital Loss Carryforwards (000)	Post-October Losses (000)	Unrealized Appreciation (Depreciation) (000)	Other Temporary Differences (000)	Total (000)
Analytic U.S. Long/Short Fund	$ 344	$ —	$ (34,450)	$(50,845)	$(36,895)	$—	$ (121,846)
Barrow Hanley Value Fund	977	—	(2,586)	(1,825)	(61,389)	—	(64,823)
Columbus Circle Technology and Communications Fund	1,623	—	(2,375,196)	(24,800)	6,861	—	(2,391,512)
Focused Fund	256	—	(90,921)	(8,882)	(9,463)	—	(109,010)
Growth Fund	24,046	—	(1,170,778)	(53,871)	(53,379)	—	(1,253,982)
Heitman REIT Fund*	1	—	(6,872)	(11,159)	(1,781)	—	(19,811)
Large Cap Growth Fund	164	—	(330,430)	(24,007)	(22,247)	—	(376,520)
Strategic Small Company Fund	1	—	(280,482)	(6,760)	(11,587)	—	(298,828)
TS&W Mid-Cap Value Fund	106	—	(41,559)	(32,282)	(15,165)	—	(88,900)
TS&W Small Cap Value Fund	12	—	(13,340)	(6,936)	(5,382)	—	(25,646)
Barrow Hanley Core Bond Fund	1,026	229	—	—	(1,392)	—	(137)
Cash Reserves Fund	—	—	(2)	—	—	—	(2)
Dwight High Yield Fund	—	—	(502)	(14)	(2,807)	—	(3,323)
Dwight Intermediate Fixed Income Fund	417	—	—	(133)	(1,075)	—	(791)
Dwight Short Term Fixed Income Fund	5	—	(1,222)	(1,492)	(3,977)	—	(6,686)

* Information reflects fund activity for tax purposes based on the Fund's December 31, 2008 tax reporting year.

Amounts designated as "—" are either $0 or have been rounded to $0.

Post-October losses represent losses realized on investment transactions from November 1, 2008 through March 31, 2009 that, in accordance with federal income tax regulations the Funds may elect to defer and treat as having arisen in the following fiscal year. For federal income tax purposes, capital loss carryforwards may be carried forward and applied against future capital gains for a period of up to eight years to the extent allowed by the Internal Revenue Code.

As of March 31, 2009, the following Funds had capital loss carryforwards available to offset future realized capital gains through the indicated expiration dates (000):

Fund	2010	2011	2012	2013	2014	2015	2016	2017	Total
Analytic U.S. Long/Short Fund	$ —	$ 10,565	$ —	$ —	$ —	$ —	$ 4,227	$19,658	$ 34,450
Barrow Hanley Value Fund	—	—	—	—	—	—	—	2,586	2,586
Columbus Circle Technology and Communications Fund	1,941,003	425,950	—	—	—	—	—	8,243	2,375,196
Focused Fund	73,272	—	—	—	—	—	—	17,649	90,921
Growth Fund	—	—	—	841,900	312,740	—	—	16,138	1,170,778
Heitman REIT*	—	—	—	—	—	—	6,872	—	6,872
Large Cap Growth Fund	6,735	180,999	105,397	—	—	—	20,211	17,088	330,430
Strategic Small Company Fund	—	—	—	—	—	—	275,941	4,541	280,482
TS&W Mid-Cap Value Fund	—	—	—	—	—	—	37,561	3,998	41,559
TS&W Small Cap Value Fund	1,302	—	—	—	—	—	7,298	4,740	13,340
Cash Reserves Fund	2	—	—	—	—	—	—	—	2
Dwight High Yield Fund	—	—	—	—	—	—	—	502	502
Dwight Short Term Fixed Income Fund	—	—	—	—	—	1,222	—	—	1,222

* Information reflects fund activity for tax purposes based on the Fund's December 31, 2008 tax reporting year.

Amounts designated as "—" are either $0 or have been rounded to $0.

During the year ended March 31, 2009, the following Funds utilized capital loss carryforwards to offset realized capital gains (000):

Fund	
Cash Reserves Fund	$ 2
Dwight Short Term Fixed Income Fund	1,845

Of the capital loss carryforwards attributable to the Focused Fund, Large Cap Growth Fund, Strategic Small Company Fund, TS&W Mid-Cap Value Fund and TS&W Small Cap Value Fund, the following amounts may be limited as a result of the reorganizations described in Note 1 and to the extent unrealized gains and losses that existed at the time of the reorganization are realized, the capital loss carryforwards may be further limited for up to five years from the date of the reorganization (000):

	Total Capital Loss Carryforwards at 03/31/09	Amounts limited annually due to 03/27/09 reorganization	Amounts limited annually due to 04/25/08 reorganization
Focused Fund	$ 90,921	$ —	$ —
Large Cap Growth Fund	330,430	20,211	6,735
Strategic Small Company Fund	280,482	4,541	—
TS&W Mid-Cap Value Fund	41,559	4,078	—
TS&W Small Cap Value Fund	13,340	8,599	—

The federal tax cost, aggregate gross unrealized appreciation and depreciation of investments, excluding securities sold short, futures contracts and written options contracts, held by each Fund excluding the Cash Reserves Fund, at September 30, 2009, were as follows:

Fund	Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation/ (Depreciation) (000)
Analytic U.S. Long/Short Fund	$173,775	$36,353	$ (964)	$35,389
Barrow Hanley Value Fund	148,565	14,216	(18,745)	(4,529)
Columbus Circle Technology and Communications Fund	101,289	31,986	(436)	31,550
Focused Fund	85,766	17,900	(434)	17,466
Growth Fund	308,733	75,818	(8,364)	67,454
Heitman REIT Fund	37,195	12,331	(135)	12,196
Large Cap Growth Fund	185,431	24,965	(5,378)	19,587
Strategic Small Company Fund	96,685	20,330	(1,073)	19,257
TS&W Mid-Cap Value Fund	195,817	32,423	(1,267)	31,156
TS&W Small Cap Value Fund	99,428	20,694	(1,668)	19,026
Barrow Hanley Core Bond Fund	49,769	2,717	(116)	2,601
Dwight High Yield Fund	13,706	1,187	(985)	202
Dwight Intermediate Fixed Income Fund	110,671	3,249	(316)	2,933
Dwight Short Term Fixed Income Fund	220,568	3,281	(2,595)	686

7. Concentrations/Risks

The Cash Reserves Fund invests in a portfolio of money market instruments maturing in 397 days or less whose ratings are within one of the two highest ratings categories assigned by a nationally recognized statistical rating agency, or, if not rated, are believed by Wellington to be of comparable quality. The ability of the issuers of the securities held by the Fund to meet their obligations may be affected by economic developments in a specific industry, state or region.

Certain Funds invest a high percentage of their assets in specific sectors of the market, including technology and real estate. As a result, the economic and regulatory developments in a particular sector of the market, positive or negative, have a greater impact on the Fund's net asset value and will cause its shares to fluctuate more than if the Fund did not concentrate its investments in a particular sector. In addition, the Heitman REIT Fund and Columbus Circle Technology and Communications Fund are concentrated, which means they may invest 25% or more of their net assets in specific industries.

There are risks associated with selling short, including the risk that a Fund engaged in short sales may have to cover its short positions at a higher price than the short price, resulting in a loss. A Fund's loss on a short sale is potentially unlimited as a loss occurs when the value of a security sold short increases.

The Dwight High Yield Fund invests in high yield securities which may be subject to greater levels of interest rate, credit and liquidity risk than investment grade securities. These high yield securities may be considered speculative with respect to the issuer's continuing ability to make principal and interest payments and may be subject to significant price fluctuations.

Certain funds may invest in mortgage related or other asset backed securities. These securities include mortgage pass-through securities, collateralized mortgage obligations ("CMOs"), commercial mortgage-backed securities, CMO residuals, stripped mortgage-backed securities and other securities that directly or indirectly represent a participation in, or are secured by and payable from, mortgage loans on real property. The value of some mortgage-related or asset-backed securities may be particularly sensitive to changes in prevailing interest rates, decreases in real estate values and early repayment of principal on some mortgage-related securities may expose a Fund to a lower rate of return upon reinvestment of principal. The value of these securities may also fluctuate in response to the market's perception of the creditworthiness of the issuers. Additionally, although certain mortgages and mortgage-related securities are supported by some form of government or private guarantee and/or insurance, there is no assurance that private guarantors or insurers will meet their obligations.

In the normal course of business, the Funds may enter into various agreements that provide for general indemnifications. Each Fund's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against each Fund. However, based on experience, the Funds expect the risk of loss to be remote.

8. Interfund Lending

Pursuant to resolutions adopted by the Board of Trustees of each of the Trust and Old Mutual Funds I (together, the "Trusts"), on behalf of certain series portfolios of the Trusts (for the purposes of this Note 8, the "OM Funds"), each of the OM Funds may lend an amount up to its prospectus-defined limitations to other OM Funds. All such lending shall be conducted pursuant to the exemptive order granted by the SEC on August 12, 2003 to the Trusts. The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the OM Funds from investments in overnight repurchase agreements) and the bank loan rate (federal funds rate plus 50 basis points). None of the OM Funds may borrow more than 10% of their assets.

The Funds had no outstanding borrowings or loans related to interfund lending at any time during the six-month period ended September 30, 2009.

9. LITIGATION

The PBHG Funds (now known as Old Mutual Funds II) and PBHG Fund Distributors (now known as Old Mutual Investment Partners) have been named as defendants in a Class Action Suit ("Class Action Suit") and a separate Derivative Suit ("Derivative Suit") (together the "Civil Litigation"). The Civil Litigation consolidates and coordinates a number of individual class action suits and derivative suits based on similar claims, which were previously filed against PBHG Funds and PBHG Fund Distributors in other jurisdictions, and were transferred to the U.S. District Court for the District of Maryland. Consolidated complaints in the Class Action and Derivative Suits were filed in the Civil Litigation on September 29, 2004 (MDL 1586).

The Civil Litigation and the previously filed suits are primarily based upon allegations that the defendants engaged in or facilitated market timing of PBHG Funds, and also made selective disclosure of confidential portfolio information to certain defendants and other parties. The Civil Litigation alleges a variety of theories for recovery, including but not limited to: (i) violations of various provisions of the Federal securities laws; (ii) breaches of fiduciary duty; and (iii) false or misleading prospectus disclosure. The Civil Litigation requests compensatory and punitive damages. In addition, the Derivative Suit requests the removal of each of the Trustees, the removal of PBHG Fund Distributors as distributor, rescission of the management and other contracts between PBHG Funds and the defendants, and rescission of PBHG Funds' 12b-1 Plan.

Any potential resolution of the Civil Litigation may include, but not be limited to, judgments or settlements for damages against any named defendant. Old Mutual Capital does not believe that the outcome of the Civil Litigation will materially affect the Funds or its ability to carry out its duty as investment adviser to the Funds.

10. EXPENSES BORNE BY ADVISER

Legal, printing and/or compliance audit expenses relating to the Civil Litigation described in Note 9 and certain regulatory examinations in connection with the market timing allegations were incurred, and the Adviser and/or the former adviser paid these expenses on behalf of the Trust. Had the Adviser and/or the former adviser not paid these expenses, the expenses for the Funds would have been higher than what is reflected in the financial highlights for the years ended March 31, 2009, 2008, 2007, 2006 and 2005.

11. SUBSEQUENT EVENTS

In accordance with the provisions set forth in FASB Accounting Standards Codification 855 *Subsequent Events*, the Adviser has evaluated the possibility of subsequent events existing in the Funds' financial statements through November 20, 2009. The Adviser has determined that there are no material events that would require disclosure in the Funds' financial statement through this date.

Proxy Voting and Portfolio Holdings (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 888-772-2888 toll-free; (ii) on the Trust's website at oldmutualfunds.com; and (iii) on the SEC's website at http://www.sec.gov.

Information regarding how the Funds voted proxies relating to portfolio securities for the 12-month period ended June 30, 2009 is available (i) without charge, upon request, by calling 888-772-2888 toll free; (ii) on the Trust's website at oldmutualfunds.com; and (iii) on the SEC's website at http://www.sec.gov.

Old Mutual Funds II Form N-Q Information

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free.

FUND EXPENSES EXAMPLE (Unaudited)

Six Month Hypothetical Expense Example — September 30, 2009

Example. As a shareholder of a Fund you may pay two types of fees: transaction fees and fund-related fees. The Funds may charge transaction fees, including sales charges (loads) on purchase payments; redemption fees; and exchange fees. The Funds also incur various ongoing expenses, including management fees, distribution and/or service fees, and other fund expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Funds and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended September 30, 2009.

Actual Expenses. The first line for each share class in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, 12b-1 fees, administration, custody and transfer agent fees. However, the Example does not include client specific fees, such as the $10.00 fee charged to IRA accounts, or the $10.00 fee charged for wire redemptions. The Example also does not include portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for each Fund under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line for each share class in the table provides information about hypothetical account values and hypothetical expenses based on each Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in each Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholders reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees, or exchange fees. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value 4/1/2009	Ending Account Value 9/30/2009	Annualized Expense Ratio for the Six Month Period	Expenses Paid During Six Month Period*		Beginning Account Value 4/1/2009	Ending Account Value 9/30/2009	Annualized Expense Ratio for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Analytic U.S Long/Short Fund — Class A					**Old Mutual Barrow Hanley Value Fund — Class Z**				
Actual Fund Return	$1,000.00	$1,274.10	1.54%	$ 8.78	Actual Fund Return	$1,000.00	$1,375.50	1.04%	$ 6.19
Hypothetical 5% Return	1,000.00	1,024.92	1.54	7.82	Hypothetical 5% Return	1,000.00	1,019.80	1.04	5.27
Old Mutual Analytic U.S Long/Short Fund — Class C					**Old Mutual Barrow Hanley Value Fund — Institutional Class**				
Actual Fund Return	1,000.00	1,268.80	2.29	13.02	Actual Fund Return	1,000.00	1,374.30	0.88	5.24
Hypothetical 5% Return	1,000.00	1,024.89	2.29	11.62	Hypothetical 5% Return	1,000.00	1,024.96	0.88	4.47
Old Mutual Analytic U.S Long/Short Fund — Class Z					**Old Mutual Columbus Circle Technology and Communications Fund — Class A**				
Actual Fund Return	1,000.00	1,275.20	1.30	7.41	Actual Fund Return	1,000.00	1,004.34	1.70	8.54
Hypothetical 5% Return	1,000.00	1,018.50	1.30	6.58	Hypothetical 5% Return	1,000.00	1,024.92	1.70	8.63
Old Mutual Analytic U.S Long/Short Fund — Institutional Class					**Old Mutual Columbus Circle Technology and Communications Fund — Class C**				
Actual Fund Return	1,000.00	1,276.10	1.10	6.28	Actual Fund Return	1,000.00	1,004.29	2.45	12.31
Hypothetical 5% Return	1,000.00	1,024.95	1.10	5.58	Hypothetical 5% Return	1,000.00	1,024.88	2.45	12.44
Old Mutual Barrow Hanley Value Fund — Class A					**Old Mutual Columbus Circle Technology and Communications Fund — Class Z**				
Actual Fund Return	1,000.00	1,371.20	1.30	7.73	Actual Fund Return	1,000.00	1,435.90	1.45	8.85
Hypothetical 5% Return	1,000.00	1,024.94	1.30	6.60	Hypothetical 5% Return	1,000.00	1,017.75	1.45	7.33
Old Mutual Barrow Hanley Value Fund — Class C					**Old Mutual Columbus Circle Technology and Communications Fund — Institutional Class**				
Actual Fund Return	1,000.00	1,366.40	2.05	12.16	Actual Fund Return	1,000.00	1,004.39	1.20	6.03
Hypothetical 5% Return	1,000.00	1,024.90	2.05	10.41	Hypothetical 5% Return	1,000.00	1,024.94	1.20	6.09

	Beginning Account Value 4/1/2009	Ending Account Value 9/30/2009	Annualized Expense Ratio for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Focused Fund — Class A				
Actual Fund Return	$1,000.00	$1,369.10	1.24%	$ 7.36
Hypothetical 5% Return	1,000.00	1,024.94	1.24	6.29
Old Mutual Focused Fund — Class C				
Actual Fund Return	1,000.00	1,364.20	2.00	11.85
Hypothetical 5% Return	1,000.00	1,024.90	2.00	10.15
Old Mutual Focused Fund — Class Z				
Actual Fund Return	1,000.00	1,371.10	1.01	6.00
Hypothetical 5% Return	1,000.00	1,019.95	1.01	5.11
Old Mutual Focused Fund — Institutional Class				
Actual Fund Return	1,000.00	1,372.80	0.80	4.76
Hypothetical 5% Return	1,000.00	1,024.96	0.80	4.06
Old Mutual Growth Fund — Class A				
Actual Fund Return	1,000.00	1,403.20	1.35	8.13
Hypothetical 5% Return	1,000.00	1,024.93	1.35	6.85
Old Mutual Growth Fund — Class C				
Actual Fund Return	1,000.00	1,397.70	2.10	12.62
Hypothetical 5% Return	1,000.00	1,024.90	2.10	10.66
Old Mutual Growth Fund — Class Z				
Actual Fund Return	1,000.00	1,405.20	1.10	6.63
Hypothetical 5% Return	1,000.00	1,019.50	1.10	5.57
Old Mutual Growth Fund — Institutional Class				
Actual Fund Return	1,000.00	1,406.30	0.95	5.73
Hypothetical 5% Return	1,000.00	1,024.95	0.95	4.82
Old Mutual Heitman REIT Fund — Class A				
Actual Fund Return	1,000.00	1,669.30	1.50	10.04
Hypothetical 5% Return	1,000.00	1,024.93	1.50	7.61
Old Mutual Heitman REIT Fund — Class C				
Actual Fund Return	1,000.00	1,663.30	2.25	15.02
Hypothetical 5% Return	1,000.00	1,024.89	2.25	11.42
Old Mutual Heitman REIT Fund — Class Z				
Actual Fund Return	1,000.00	1,670.90	1.25	8.37
Hypothetical 5% Return	1,000.00	1,018.75	1.25	6.33
Old Mutual Heitman REIT Fund — Institutional Class				
Actual Fund Return	1,000.00	1,673.40	0.95	6.37
Hypothetical 5% Return	1,000.00	1,024.95	0.95	4.82
Old Mutual Large Cap Growth Fund — Class A				
Actual Fund Return	1,000.00	1,306.10	1.43	8.27
Hypothetical 5% Return	1,000.00	1,024.93	1.43	7.26
Old Mutual Large Cap Growth Fund — Class C				
Actual Fund Return	1,000.00	1,300.60	2.19	12.63
Hypothetical 5% Return	1,000.00	1,024.89	2.19	11.12

	Beginning Account Value 4/1/2009	Ending Account Value 9/30/2009	Annualized Expense Ratio for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Large Cap Growth Fund — Class Z				
Actual Fund Return	$1,000.00	$1,307.70	1.17%	$ 6.77
Hypothetical 5% Return	1,000.00	1,019.15	1.17	5.92
Old Mutual Large Cap Growth Fund — Institutional Class				
Actual Fund Return	1,000.00	1,307.60	0.91	5.26
Hypothetical 5% Return	1,000.00	1,024.95	0.91	4.62
Old Mutual Strategic Small Company Fund — Class A				
Actual Fund Return	1,000.00	1,339.20	1.55	9.09
Hypothetical 5% Return	1,000.00	1,024.92	1.55	7.87
Old Mutual Strategic Small Company Fund — Class C				
Actual Fund Return	1,000.00	1,335.00	2.30	13.46
Hypothetical 5% Return	1,000.00	1,024.89	2.30	11.68
Old Mutual Strategic Small Company Fund — Class Z				
Actual Fund Return	1,000.00	1,340.70	1.30	7.63
Hypothetical 5% Return	1,000.00	1,018.50	1.30	6.58
Old Mutual Strategic Small Company Fund — Institutional Class				
Actual Fund Return	1,000.00	1,342.70	1.05	6.17
Hypothetical 5% Return	1,000.00	1,024.95	1.05	5.33
Old Mutual TS&W Mid-Cap Value Fund — Class A				
Actual Fund Return	1,000.00	1,306.60	1.40	8.10
Hypothetical 5% Return	1,000.00	1,024.93	1.40	7.11
Old Mutual TS&W Mid-Cap Value Fund — Class C				
Actual Fund Return	1,000.00	1,303.20	2.15	12.41
Hypothetical 5% Return	1,000.00	1,024.89	2.15	10.91
Old Mutual TS&W Mid-Cap Value Fund — Class Z				
Actual Fund Return	1,000.00	1,311.50	1.12	6.49
Hypothetical 5% Return	1,000.00	1,019.40	1.12	5.67
Old Mutual TS&W Mid-Cap Value Fund — Institutional Class				
Actual Fund Return	1,000.00	1,311.50	1.00	5.79
Hypothetical 5% Return	1,000.00	1,024.95	1.00	5.08
Old Mutual TS&W Small Cap Value Fund — Class A				
Actual Fund Return	1,000.00	1,348.40	1.50	8.83
Hypothetical 5% Return	1,000.00	1,024.93	1.50	7.61
Old Mutual TS&W Small Cap Value Fund — Class C				
Actual Fund Return	1,000.00	1,344.60	2.13	12.52
Hypothetical 5% Return	1,000.00	1,024.89	2.13	10.81
Old Mutual TS&W Small Cap Value Fund — Class Z				
Actual Fund Return	1,000.00	1,350.80	1.25	7.37
Hypothetical 5% Return	1,000.00	1,018.75	1.25	6.33
Old Mutual TS&W Small Cap Value Fund — Institutional Class				
Actual Fund Return	1,000.00	1,351.60	1.10	6.48
Hypothetical 5% Return	1,000.00	1,024.95	1.10	5.58

	Beginning Account Value 4/1/2009	Ending Account Value 9/30/2009	Annualized Expense Ratio for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Barrow Hanley Core Bond Fund — Institutional Class				
Actual Fund Return	$1,000.00	$1,094.80	0.70%	$3.68
Hypothetical 5% Return	1,000.00	1,024.97	0.70	3.55
Old Mutual Cash Reserves Fund — Class A				
Actual Fund Return	1,000.00	1,000.01	0.37	1.86
Hypothetical 5% Return	1,000.00	1,024.98	0.37	1.88
Old Mutual Cash Reserves Fund — Class C				
Actual Fund Return	1,000.00	1,000.01	0.37	1.86
Hypothetical 5% Return	1,000.00	1,024.98	0.37	1.88
Old Mutual Cash Reserves Fund — Class Z				
Actual Fund Return	1,000.00	1,000.50	0.37	1.86
Hypothetical 5% Return	1,000.00	1,023.15	0.37	1.88
Old Mutual Cash Reserves Fund — Institutional Class				
Actual Fund Return	1,000.00	1,000.03	0.37	1.86
Hypothetical 5% Return	1,000.00	1,024.98	0.37	1.88
Old Mutual Dwight High Yield Fund — Institutional Class				
Actual Fund Return	1,000.00	1,425.00	0.80	4.86
Hypothetical 5% Return	1,000.00	1,024.96	0.80	4.06
Old Mutual Dwight Intermediate Fixed Income Fund — Class A				
Actual Fund Return	1,000.00	1,063.20	0.83	4.29
Hypothetical 5% Return	1,000.00	1,024.96	0.83	4.21
Old Mutual Dwight Intermediate Fixed Income Fund — Class C				
Actual Fund Return	1,000.00	1,060.30	1.58	8.16
Hypothetical 5% Return	1,000.00	1,024.92	1.58	8.02
Old Mutual Dwight Intermediate Fixed Income Fund — Class Z				
Actual Fund Return	1,000.00	1,064.50	0.58	3.00
Hypothetical 5% Return	1,000.00	1,022.10	0.58	2.94
Old Mutual Dwight Intermediate Fixed Income Fund — Institutional Class				
Actual Fund Return	1,000.00	1,064.80	0.50	2.59
Hypothetical 5% Return	1,000.00	1,024.98	0.50	2.54
Old Mutual Dwight Short Term Fixed Income Fund — Class A				
Actual Fund Return	1,000.00	1,039.00	0.95	4.86
Hypothetical 5% Return	1,000.00	1,024.95	0.95	4.82
Old Mutual Dwight Short Term Fixed Income Fund — Class C				
Actual Fund Return	1,000.00	1,036.30	1.45	7.40
Hypothetical 5% Return	1,000.00	1,024.93	1.45	7.36
Old Mutual Dwight Short Term Fixed Income Fund — Class Z				
Actual Fund Return	1,000.00	1,039.10	0.70	3.58
Hypothetical 5% Return	1,000.00	1,021.50	0.70	3.55
Old Mutual Dwight Short Term Fixed Income Fund — Institutional Class				
Actual Fund Return	1,000.00	1,040.90	0.55	2.81
Hypothetical 5% Return	1,000.00	1,024.97	0.55	2.79

* Expenses are equal to the Funds' annualized expense ratio multiplied by the average account value over the period, multiplied by 183/365 days (to reflect the one-half year period).

Board Review and Approval of Investment Management and Sub-Advisory Agreements (Unaudited)

Background

On May 20, 2009, the Board of Trustees (the "Board") of Old Mutual Funds II (the "Trust"), including those Trustees who are not "interested persons" of the Trust, approved the renewal, on behalf of the Old Mutual TS&W Mid-Cap Value Fund (the "TS&W Mid-Cap Value Fund"), of the management agreement (the "Management Agreement"), between the Trust and Old Mutual Capital, Inc. ("Old Mutual Capital") to continue through December 31, 2009, as well as the renewal of the investment sub-advisory agreement (the "Sub-Advisory Agreement") among the Trust, Old Mutual Capital and Thompson, Siegel & Walmsley, LLC ("TS&W") to continue in effect through December 31, 2009.

Board Considerations

This section describes the factors considered by the Board in approving the renewal of the Management Agreement and Sub-Advisory Agreement (collectively, the "Agreements").

In determining whether it was appropriate to approve the Agreements, the Board requested information, provided by the Old Mutual Capital and TS&W, which it believed to be reasonably necessary to reach its conclusion. The Board carefully evaluated this information and was advised by independent legal counsel with respect to its deliberations. The Board received reports prepared by prepared by Old Mutual Capital on comparative mutual fund performance, advisory fees, and expense levels for the TS&W Mid-Cap Value Fund (the "Peer Report"). The comparative fund peer groups utilized for the reports were compiled by Lipper, Inc. ("Lipper"), an independent mutual fund statistical service.

In considering the fairness and reasonableness of the Agreements, the Board reviewed numerous factors, including the following:

- the nature of the services to be provided under the Agreements;
- the requirements of the TS&W Mid-Cap Value Fund for the services provided by Old Mutual Capital and TS&W;
- the quality of the services provided, including information contained in Old Mutual Capital's and TS&W's 15(c) responses and the Peer Report comparing the performance results of the TS&W Mid-Cap Value Fund;
- the fees payable for the services;
- management fee levels compared to other similar investment accounts managed by Old Mutual Capital and TS&W;
- the total expenses of the TS&W Mid-Cap Value Fund compared to those of its peer group;
- the commitment of the Old Mutual Capital to cap certain expenses through the contractual deferral of management fees and/or reimbursement of expenses, and the fact that the Old Mutual Capital may seek payment of such deferred fees or reimbursement of such absorbed expenses within a specified period of time after the fiscal year in which fees were deferred or expenses were absorbed, subject to the original contractual expense limitation in effect at the time;
- the profitability of Old Mutual Capital and TS&W with respect to their relationship with the TS&W Mid-Cap Value Fund;
- soft dollar and other benefits received by Old Mutual Capital and TS&W, including sources of revenue to affiliates of Old Mutual Capital;
- fall-out benefits received by the Old Mutual Capital and TS&W, including sources of revenue to Old Mutual Capital's affiliates through administration fees and retention of a portion of the sales charge on Class A shares;
- portfolio management statistics such as portfolio turnover and brokerage commission expenses;
- Old Mutual Capital's role as investment manager to the Trust, which may add to its prestige and visibility in the investment community and make it more attractive to potential clients;
- the economies of scale available to the Old Mutual Capital and TS&W and the resulting economies of scale passed on to shareholders;
- the capabilities of Old Mutual Capital and TS&W, including personnel resources;
- the financial condition of Old Mutual Capital and TS&W, including financial statements and profitability analyses provided by each;
- fees charged by Old Mutual Capital and TS&W to similar funds, other than those of the Trust, which are managed by Old Mutual Capital or TS&W;
- the contemplated outsourcing of certain administrative functions and related restructuring of Old Mutual Capital, which would include, among other things, a reduction in the number of mutual funds and personnel;
- current economic and industry trends; and
- the overall balance of shareholder benefits versus Old Mutual Capital and TS&W benefits.

Current management fees and effective management fees after expense limitations were reviewed in the context of Old Mutual Capital's cost of providing services and its profitability. In addition, the Board reviewed the Peer Report comparing the TS&W Mid-Cap Value Fund's expense ratio, management fee, and performance with comparable mutual funds. The Board reviewed TS&W's costs of providing the services and the profitability to TS&W with respect to the TS&W Mid-Cap Value Fund, noting that TS&W shared in the fee waivers and expense reimbursements and that Old Mutual Capital had yet to realize a profit on the TS&W Mid-Cap Value Fund. The Board discussed the contemplated restructuring of Old Mutual Capital, pursuant to which Old Mutual Capital would propose to reduce the number of mutual funds, reduce personnel, and outsource certain administrative functions. The Board was assured that any such restructuring would not result in any material diminution of the quality of the services that Old Mutual Capital provided to the TS&W Mid-Cap Value Fund.

In connection with the approval of the renewal of the Agreements, the Board considered that as of March 31, 2009, the contractual management fee of 0.95% (with fee breakpoints that could potentially lower the contractual management fee by a total of 0.10%) was at the high end of the fees Old Mutual Capital charged equity funds of which it is the adviser. The Board also considered that the contractual management fee was above the median of the TS&W Mid-Cap Value Fund's Lipper expense group, but that after Old Mutual Capital applied contractual fee waivers for the TS&W Mid-Cap Value Fund's Class A shares the entire management fee was waived. The Board noted that the actual total expenses of the TS&W Mid-Cap Value Fund less distribution fees ranked in the 67th percentile of its Lipper expense group. The Board considered Old Mutual Capital's ongoing efforts to reduce fund expenses and Old Mutual Capital's contractual agreement to limit the TS&W Mid-Cap Value Fund's expenses through at least December 31, 2010. With respect to performance, the Board considered that for the one year and twenty-one month periods ending March 31, 2009, the TS&W Mid-Cap Value Fund's performance ranked in the 8th percentile of its Lipper performance group.

Board Approvals

The Board reviewed additional information provided by the Old Mutual Capital and TS&W. Following extended discussions concerning this information, the Board determined that the Agreements were reasonable in light of the nature and the quality of the services provided, and that approval of the Agreements was consistent with the best interests of the TS&W Mid-Cap Value Fund and its shareholders. The Board, including all of the Trustees who are not "interested persons" of the Trust, voting separately at meetings held in-person, unanimously approved the Agreements on the basis of the foregoing review and discussions. The Board concluded, among other things:

- that the level of contractual advisory fees to be charged to the TS&W Mid-Cap Value Fund was higher than the fees charged by other investment advisers and investment sub-advisers to other funds with a similar investment strategy, but that Old Mutual Capital was waiving a portion of its fee (all of its fee for Class A shares) as a result of Old Mutual Capital's contractual expense limitation agreement with the TS&W Mid-Cap Value Fund;

- that TS&W Mid-Cap Value Fund's performance compared very favorably with that of its performance peer group;

- that TS&W is under common control with Old Mutual Capital, which allows for greater coordination and monitoring of the nature and quality of sub-advisory services;

- that Old Mutual Capital's willingness to voluntarily defer its fees and reimburse expenses to reduce fund expenses indicates a high level of commitment on the part of Old Mutual Capital;

- that the profitability of the TS&W Mid-Cap Value Fund to Old Mutual Capital and TS&W was reasonable in light of all the circumstances;

- that the Management Agreement contains breakpoints, which will allow shareholders to realize economies of scale as the TS&W Mid-Cap Value Fund's assets increase;

- that Old Mutual Capital and TS&W are experienced and possess significant experience in managing particular asset classes;

- that Old Mutual Capital and TS&W have demonstrated their commitment to provide sufficient staffing resources and capabilities to manage the TS&W Mid-Cap Value Fund, including the retention of personnel with relevant investment management experience;

- that Old Mutual Capital and TS&W appear to have overall high quality in terms of their personnel, operations, financial condition, investment management capabilities, methodologies and performance; and

- that the receipt of research and brokerage services through soft dollar Trust trades would strengthen the investment management resources of TS&W, which might ultimately benefit the TS&W Mid-Cap Value Fund, as well as other funds within the Trust and in the Old Mutual complex that are sub-advised by TS&W.

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FOR MORE INFORMATION

For investors who want more information about Old Mutual Funds II, please contact us at:

By Telephone:

888.772.2888

By Mail:

Old Mutual Funds II
P.O. Box 219534
Kansas City, Missouri 64121-9534

Via the Internet:

oldmutualfunds.com

This semi-annual report is intended for the information of Old Mutual Funds II shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of Old Mutual Funds II, by visiting oldmutualfunds.com or by calling 888.772.2888. Please read the prospectus carefully before investing.



OLD MUTUAL

Funds distributed by Old Mutual Investment Partners

R-09-603 11/2009